Filed pursuant to Rule 424(b)(3)
Registration Number 333-198502

Prospectus

5,768,470 Shares of Common Stock

Sysorex Global Holdings Corp.

This prospectus relates to the offer and sale of up to 5,768,470 shares of common stock, par value $0.001, of Sysorex Global Holdings Corp., a Nevada corporation (the “Company,” “Sysorex,” “us,” “our,” or “we”) by the selling stockholders identified on page 40 of this prospectus  (the “Offering”).

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices.  See “Plan of Distribution” for more information about how the selling stockholders may sell the shares of common stock being registered pursuant to this prospectus.

We will pay the expenses incurred in registering the shares, including legal and accounting fees. See “Plan of Distribution”.

We are an “emerging growth company” under the Federal Securities laws and are subject to reduced public company reporting requirements as set forth on page 5 of this prospectus.  Our common stock is currently quoted on the Nasdaq Capital Market under the symbol “SYRX”.  On September 10, 2014, the last reported sale price of our common stock on the Nasdaq Capital Market was $2.95. All historical share and per share data in this prospectus give effect to a reverse stock split effected on April 8, 2014.

Our business and an investment in our securities is speculative and involves a high degree of risk. See “Risk Factors” beginning on page 9 of this prospectus for a discussion of information that you should consider before investing in our securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September 11, 2014.

ADDITIONAL INFORMATION

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information. The shares are not being offered in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of such documents.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using the SEC’s registration rules for a delayed or continuous offering and sale of securities. Under the registration rules, using this prospectus and, if required, one or more prospectus supplements, the selling stockholders named herein may distribute the shares of common stock covered by this prospectus. A prospectus supplement may add, update or change information contained in this prospectus.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless otherwise noted, the terms “Sysorex”, “the Company,” “we,” “us,” and “our” refer to Sysorex Global Holdings Corp., and its subsidiaries, Sysorex Federal, Inc., Sysorex Government Services Inc., Sysorex Arabia LLC, Lilien Systems, Shoom, Inc. and AirPatrol Corporation.

Except where otherwise indicated, all share and per share data in this prospectus reflect a one-for-two reverse stock split effected on April 8, 2014.

The Company

The following organizational chart sets forth the four subsidiaries of Sysorex Global Holdings Corp. and the lines of business in which they are engaged, as described below:

Overview

Sysorex Global Holdings Corp. provides a variety of IT services and technologies that enable customers to manage, protect and monetize their enterprise assets whether on-premise, in the Cloud, or via mobile.   Historically our revenues were earned from customer bases 100% in the public sector but that has changed significantly with the acquisitions we have made since 2013. Currently, approximately 90% of the revenues we earn are from commercial enterprises and only approximately 10% are from government agencies.  Our goal is to continue to build our private and public sector offerings and contracts. We intend to do this by acquiring other businesses.

On March 1, 2013, we acquired Lilien Systems, an enterprise IT infrastructure solutions provider with over $40 million in annual revenue, in consideration of a combination of $6,000,000 in value of common stock and $3 million in cash from debt financing (the “Lilien Acquisition”).

On August 31, 2013, we acquired Shoom, Inc. (“Shoom”) a provider of Cloud-based data analytics and enterprise solutions to the media, publishing, and entertainment industries with over $4 million in annual revenue with a retention rate of approximately 90% (over the last five years) in consideration of a combination of 1,381,000 shares of common stock and $2.5 million in cash (the “Shoom Acquisition”). The cash portion was funded by the excess working capital we obtained from the Shoom Acquisition.

On April 18, 2014, we acquired AirPatrol Corporation (“AirPatrol”), a developer of mobile device identification and locating systems pursuant to an Agreement and Plan of Merger, dated December 20, 2013, as amended for consideration equal to (a) $10,000,000 in cash, subject to certain adjustments, allocated to and among certain creditors, payees and holders of AirPatrol’s issued and outstanding capital stock and (b) 2,000,000 shares of Company common stock, subject to certain adjustments (the “AirPatrol Acquisition”).

The acquisitions of Lilien, Shoom and AirPatrol have expanded our depth of enterprise service offerings, including Big Data services and Cloud-based advanced analytics, while providing premier partnership status with leading vendors in IT infrastructure. Shoom also provides Sysorex with secure Cloud-based software products, which result in higher gross margins. These acquisitions reflect our business strategy, the purpose of which is to transform Sysorex from a services company to a technology company. We believe the acquisition of Lilien provides us with an opportunity for vertical market and geographic expansion.  We are focusing our primary efforts on the U.S. market in the near-term.  We have a small operating unit in Saudi Arabia and we may seek new contracts there.  This unit does not represent a significant portion of our business and a failure to obtain contracts from our Saudi Arabian unit will not have a material impact on our revenues or operations.

Cyber security and Big Data analytics are the areas we are targeting because we believe, based on industry data that these are growing market segments. For example, security of all forms, especially cyber-security, are significant growth areas (Source: Market Research Media - U.S. Federal Cyber-Security Market Forecast 2013-2018 dated April 12, 2013), and Sysorex intends to increase its role in this sector. Gartner, Inc., an information technology research and advisory company, predicts that by 2015, 20% of Global 1000 organizations will have established a strategic focus on information infrastructure equal to that of application management. This is one of five Gartner predictions about Big Data and information infrastructure discussed in “Predicts 2013: Big Data and Information Infrastructure;” a November 30, 2012 report that describes in detail how the Big Data phenomenon will affect organizations, resources and information infrastructure.  Our plan is to acquire companies with unique technologies and possibly some with patents, which we believe will give us an advantage over our competitors.  However, the IT services and technologies industry is extremely competitive and many of the providers in the industry are extremely large and well financed.  Therefore, there is a risk that the technologies we acquire or develop could become obsolete if others in the industry develop better products.

Recent events in the federal government including the recent budget impasse and sequestration can impact our business with the federal government if they re-occur. However, our government contracts are less than 10% of our total revenues. Specifically, Congressional action could delay payment on our current contracts, delay the award of contracts that Sysorex has under submission and delay the release of task orders from the government on its contracts including the US Navy SPAWAR contract discussed below. We believe both of these will be growth areas for the government despite budget challenges because of the increased need for solutions in this space, which is reflected in recent high profile events, such as the NSA information leaks by Edward Snowden and the LexisNexis information leaks, including  the social security number of the United States First Lady along with millions of other Americans, that have made it more of a focus. Our government contracts are typically three to five years and we believe that our recent historical government contract revenues will be indicative of future government contact based revenues. New contracts would be accretive.

Lilien’s revenues are typically driven by purchase orders that are captured every month.  Approximately 25% of these purchase orders are contracts that range from one to five years for warranty and maintenance support and are recurring. For these contracts the customer is invoiced one time and pays Lilien upfront for the full term of the warranty and maintenance contract.  The unearned revenue is recorded as deferred revenue and amortized over the contract period.  Lilien has a 29-year history and track record with a management team that we expect will continue to successfully generate and grow Lilien’s business. Lilien also has a high repeat customer rate of approximately 60% annually. Lilien’s revenues are diversified over hundreds of customers and no one customer exceeds 15% of its revenues. We believe this diversification provides stability to Lilien’s revenue streams.

Shoom’s software-as-a-service (SaaS) contracts are typically performed for periods of one or more years and Shoom has a high customer retention rate. Shoom offers eSolutions including eTearsheets, invoicing, CRM, and other products and services to 750 newspapers in the Cloud.  Cloud or SaaS based analytics is a growing market that Sysorex intends to pursue beyond the media vertical that Shoom is in today. According to industry sources, Cloud based business analytics and business intelligence is expected to grow from $5.2 billion in 2013 to $16.52 billion in 2018 a 25.8% CAGR (Source: PRWeb Article - Cloud Analytics Market is Growing at an Estimated CAGR of 25.8% & to Reach $16.52 Billion by 2018 - New Report by Markets and Markets April 2, 2013.)  Shoom has been in business for over 10 years and has been providing its Cloud solutions for over four years.

The Lilien Acquisition significantly impacted our results of operations for the year ended December 31, 2013, as indicated under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results show a net loss which was attributable, in part, to certain one-time non-recurring charges related to the Lilien Acquisition and Shoom Acquisition, resulting in the Company incurring significant legal, accounting, due diligence, financing and general and administrative expenses as compared to the expenses incurred in the comparable period in 2012.

We believe the accretive impact of our acquisition strategy is becoming evident and the year ended December 31, 2013 included ten months of Lilien’s revenues and four months of Shoom’s revenues. We anticipate synergies and operational efficiencies to improve revenues for both Sysorex and Lilien, especially in Q3 and Q4 when Lilien’s business is historically stronger as a result of customer budgeting processes. Sysorex’ U.S. government operations are profitable and this division is expected to grow based on the U.S. Navy SPAWAR contract awarded to Sysorex earlier this year. The U.S. Navy SPAWAR contract started releasing task orders in Q1 2014 and other awards are expected later in the year, now that the current budget impasse is resolved. With the addition of Shoom we believe that our liquidity will improve significantly as Shoom’s business model generates approximately 78% gross margins. We believe that our shift to technology based business lines like Shoom and other future acquisitions will increase our customer base and, in turn, increase revenues to a level that will allow us to achieve profitability.

Our recent acquisition of AirPatrol, a developer of location-based cybersecurity and commercial services systems for mobile devices, on April 18, 2014, has provided the Company with the opportunity to expand its capabilities into location-based detection products.  AirPatrol is a developer of mobile device identification and locationing systems. Its flagship product, ZoneDefense, is a security platform for wireless and cellular networks that can detect, monitor and manage the behavior of smartphones, tablets, laptops and other mobile devices based on their location. AirPatrol also offers a business-to-consumer platform called ZoneAware that allows retailers, resort owners, consumer firms and others to deliver custom content and services based on a mobile device’s location. We believe AirPatrol will leverage the analytics capabilities of Lilien and Shoom to drive new location data offerings.

Corporate Strategy

Sysorex management has a mergers and acquisitions strategy to acquire companies and innovative technologies servicing the multi-billion dollar IT industry.  We have targeted services and technology/IP based companies since we believe that they add significant value to the Company. Sysorex plans to facilitate and manage cross-selling opportunities among the companies and provide shared corporate services to create efficiencies and be cost effective. We are seeking opportunities with the following profiles:

•	Innovative and commercially proven technologies primarily in cyber-security, business intelligence/analytics, Big Data services, Cloud and mobile/bring your own device (BYOD).

•
Commercial and government IT service companies which have an established customer base and are seeking growth capital to expand their capabilities, product offerings and substantially increase their revenues and operating profits.

•
Companies with proven technologies that are complementary to the Company’s overall strategy. We are looking at companies primarily in the United States.  However, we may expand in our existing markets (e.g., Middle East) and into other geographies such as India and Europe, if there are significant strategic and financial reasons to do so.

An important element of our mergers and acquisitions strategy is to acquire companies with complementary capabilities/technologies and an established customer base in each of the above categories.  We believe that the customer base of each potential acquisition will present an opportunity to cross-sell solutions to the customer base of other acquired companies.

Another important criterion is an acquisition candidate’s contract backlog. This is one of the most important benefits of having public sector clients. These customers provide very large multi-year contracts that can provide secure revenue visibility typically for three to five years.  Based on management’s experience, we understand government contracting very well and have built a core competency in bidding on government requests for proposals.  We are actively seeking companies that have built a backlog with various government agencies that can complement Sysorex’s existing contracts.

We intend to acquire innovative technologies and established, reputable IT services companies, using restricted common stock, cash and debt financing in combinations appropriate for each potential acquisition.

Industry Overview

Worldwide, companies and organizations are expected to spend a combined $3.8 trillion on hardware, software, IT services and telecommunications in 2014 with approximately 3.1% growth rate over the next five years (Source: Gartner, Inc. January 6, 2014 press release).

The U.S. Government spends approximately $80 billion in IT annually and this level of spending is expected to continue at a 3% compound annual growth rate (CAGR), compared with 6% historically in the first decade of the 21st Century (Source: Market Research Media - U.S. Federal IT Market Forecast 2013-2018).  Security of all forms, especially cyber-security, are significant growth areas, and Sysorex intends to increase its role in this sector (based on: Market Research Media - U.S. Federal Cyber-Security Market Forecast 2013-2018 dated April 12, 2013). The focus is on deployment of technologies that proved their worth in the private sector. The technology segments like business intelligence, Cloud computing, eDiscovery, GIS and geospatial, non-relational database management systems, smart grid, SOA, unified communications and virtualization are expected to have double digit growth in the period 2013 – 2018 (Source: Market Research Media - U.S. Federal IT Market Forecast 2013-2018). The total annual U.S. Federal IT market is expected to surpass $93 billion by 2018 (Source: Market Research Media - U.S. Federal IT Market Forecast 2013-2018).

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, which we refer to as the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

•	Reduced disclosure about our executive compensation arrangements;

•	No non-binding shareholder advisory votes on executive compensation or golden parachute arrangements;

•	Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting; and

Reduced disclosure of financial information in this prospectus, limited to two years of audited financial information and two years of selected financial information.

As a smaller reporting company, each of the foregoing exemptions is currently available to us. We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues as of the end of a fiscal year, if we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or if we issue more than $1.0 billion of non-convertible debt over a three-year-period.

The JOBS Act permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision.  Therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Corporate Information

We were incorporated in the State of Nevada in April 1999, under the name Liquidation Bid, Inc., and we subsequently changed our name to Sysorex Global Holdings Corp. pursuant to a July 2011 merger with Sysorex Federal, Inc. and its wholly-owned subsidiary Sysorex Government Services Inc.  Our principal executive offices are located at 3375 Scott Blvd., Suite 448, Santa Clara, CA 95054, and our telephone number is (408) 702-1267. Our subsidiaries maintain offices in Herndon Virginia, Larkspur California, Encino California, Maple Lawn Maryland, and Riyadh, Saudi Arabia.  Our Internet website is www.sysorex.com.  The information on, or that can be accessed through, our website is not part of this prospectus, and you should not rely on any such information in making any investment decision relating to our common stock.

The Offering

Securities Offered	5,768,470 shares of Sysorex common stock offered by the selling stockholders, including 139,584 shares of common stock underlying warrants.

Common Stock Outstanding	19,630,339 shares as of September 9, 2014 (1)

Common Stock to be Outstanding Immediately after the Offering	19,630,339 shares (2)

Terms of the Offering
The selling stockholders will determine when and how they will sell the common stock offered in this prospectus. The selling stockholders will sell at prevailing market prices through the Nasdaq Capital Market, or at privately negotiated prices in transactions that are not in the public market.

Termination of the Offering
The offering will conclude upon the earliest of (i) such time as all of the common stock has been sold pursuant to the registration statement or (ii) such time as all of the common stock becomes eligible for resale without volume limitations pursuant to Rule 144 under the Securities Act, or any other rule of similar effect.

Trading Market	Our common stock is traded on the Nasdaq Capital Market under the symbol “SYRX”.
Use of Proceeds
We are not selling any shares of the common stock covered by this prospectus. As such, we will not receive any of the offering proceeds from the registration of the shares of common stock covered by this prospectus.

Dividend Policy
We have never declared any cash dividends on our common stock.  We currently intend to retain all available funds and any future earnings for use in financing the growth of our business and do not anticipate paying any cash dividends for the foreseeable future.  See “Dividend Policy.”

Risk Factors	The common stock offered hereby involves a high degree of risk, and investors should read and consider these risks before making an investment decision. See “Risk Factors” beginning on page 9.

Reverse Stock Split	We completed a one-for-two reverse stock split of our common stock on April 8, 2014. All share counts in this prospectus are shown on a post-reverse stock split basis.

(1)	Includes up to 7,516 shares of common stock reserved for issuance to all former shareholders of Shoom, Inc., some of whom have not yet exchanged certificates representing their shares.

(2)	Excludes shares issuable upon exercise of outstanding options and warrants, and issuances of additional shares of common stock subsequent to September 9, 2014.

Summary Financial Information

The summary financial information set forth below is derived from the more detailed audited consolidated financial statements of the Company appearing elsewhere in this prospectus. You should read the summary consolidated financial information below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, including their footnotes.

Statement of Operations Data:

	Six Months Ended June 30, 2014	Years Ended December 31,
	(Unaudited)	(Audited)
		2013	2012
Revenues Net	$33,464,618	$50,571,557	$4,237,789
Cost of Revenues	$23,434,213	$38,317,246	$2,344,592
Gross profit	$10,030,405	$12,254,311	$1,893,197
Total Operating Expenses	$13,095,197	$16,170,215	$2,348,611
Loss from Operations	$(3,064,792)	$(3,915,904)	$(455,414)
Other Income (expense)	$(186,580)	$(619,558)	$(329,211)
Provision for income taxes	$(35,000)	$-	$-
Net (Loss) Income	$(3,286,372)	$(4,535,462)	$(784,625)
Net (Loss) Income Attributable to Non-Controlling Interest	$(98,173)	$(272,058)	$(90,779)
Dividends	$-	$-	$-
Net Loss Attributable to Stockholders of Sysorex	$(3,188,199)	$(4,263,404)	$(693,846)
Net Loss Per Share - Basic and Diluted	$(0.19)	$(0.17)	$(0.04)
Weighted Average Number of Shares Outstanding	16,455,268	24,575,556	17,962,586
Basic and diluted net loss per share	$(0.19)	$(0.35)	$(0.08)
Weighted average number of basic and diluted common shares outstanding	16,455,268	12,287,778	8,981,293

Balance Sheet Data:

	June 30,	December 31,
	2014	2013	2012
	(Unaudited)	(Audited)
Cash and Cash Equivalents	$4,932,846	$2,103,955	$8,301
Other Current Assets	$20,175,435	$17,483,996	$418,482
Property and Equipment, Net	$609,850	$290,665	$49,238
Other Assets	$7,474,514	$5,959,400	$1,139,091
Intangibles	$29,441,130	$7,328,331	$-
Goodwill	$10,516,497	$5,707,580	$-
Total Assets	$73,150,272	$38,873,927	$1,615,112

Total Current Liabilities	$33,237,507	$27,440,258	$6,182,953
Total Long Term Liabilities	$7,180,557	$5,136,801	$-
Common Stock	$19,593	$28,189	$17,988
Additional Paid-In Capital	$51,256,243	$21,517,362	$6,130,440
Due from Sysorex Consulting	$(665,554)	$(665,554)	$(665,554)
Accumulated other comprehensive income	$(5,525)	$3,048	$-
Accumulated Deficit	$(16,294,161)	$(13,105,962)	$(8,842,558)
Stockholders’ Equity (Deficiency) Attributable to Sysorex Global Holdings Corp.	$34,310,596	$7,777,083	$(3,359,684)
Non-Controlling Interest	$(1,578,388)	$(1,480,215)	$(1,208,157)
Total Stockholdings Equity (Deficiency)	$32,732,208	$6,296,868	$(4,567,841)
Total Liabilities and Stockholders’ Equity	$73,150,272	$38,873,927	$1,615,112

	Proforma Stockholders' Equity (Deficiency) as of
	June 30,	December 31,
	2014	2013	2012
Common Stock	$19,593	$14,095	$8,994
Additional Paid-In Capital	$51,256,243	$21,531,457	$6,139,434
Due from Sysorex Consulting	$(665,554)	$(665,554)	$(665,554)
Accumulated other comprehensive income	$(5,525)	$3,048	-
Accumulated Deficit	$(16,294,161)	$(13,105,962)	$(8,842,558)
Stockholders’ Equity (Deficiency) Attributable to Sysorex Global Holdings Corp.	$34,310,596	$7,777,083	$(3,359,684)
Non-Controlling Interest	$(1,578,388)	$(1,480,215)	$(1,208,157)
Total Stockholders Equity (Deficiency)	$32,732,208	$6,296,868	$(4,567,841)

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You can read our filings, including the registration statement of which this prospectus is a part, over the internet at the Security and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facility at 100 F Street, N.E., Washington, D.C., 20549, on official business days during the hours of 10 a.m. to 3 p.m. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C., 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facility.  If you do not have Internet access, requests for copies of such documents should be directed to Ms. Wendy Loundermon, the Company’s Chief Financial Officer, at Sysorex Global Holdings Corp., 3375 Scott Blvd., Suite 440, Santa Clara, CA 95054; Tel: 703-356-2900.

Statements contained in this prospectus concerning the provisions of any documents are summaries of those documents and are not necessarily complete.  We refer you to the documents filed with the SEC for more information.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Prospective investors should carefully consider the risks described below, together with all of the other information included or referred to in this prospectus, before purchasing shares of our common stock. There are numerous and varied risks that may prevent us from achieving our goals. If any of these risks actually occurs, our business, financial condition or results of operations may be materially adversely affected. In such case, the trading price of our common stock could decline and investors in our common stock could lose all or part of their investment.

Risks Related to Consolidated Operations

Since we have recently acquired Lilien Systems, Shoom and AirPatrol, it is difficult for potential investors to evaluate our future consolidated business.

We completed the Lilien Acquisition on March 20, 2013, the Shoom Acquisition on September 6, 2013 and the AirPatrol Acquisition on April 16, 2014. Therefore, our limited combined operating history makes it difficult for potential investors to evaluate our business or prospective operations or the merits of an investment in our securities. We are subject to the risks inherent in the financing, expenditures, complications and delays characteristic of a newly combined business. These risks are described below under the risk factor titled “Any future acquisitions that we may make could disrupt our business, cause dilution to our stockholders and harm our business, financial condition or operating results.” In addition, while the former members of Lilien, and the shareholders of Shoom and AirPatorol have indemnified the Company from any undisclosed liabilities there may not be adequate resources to cover such indemnity. Furthermore, there are risks that the vendors, suppliers and customers of these acquired entities may not renew their relationships for which there is no indemnification. Accordingly, our business and success faces risks from uncertainties inherent to developing companies in a competitive environment. There can be no assurance that our efforts will be successful or that we will ultimately be able to attain profitability.

Our ability to successfully execute our business plan may require additional debt or equity financing, which may otherwise not be available on reasonable terms or at all.

As of June 30, 2014, we had $4.9 million of cash on hand.  On March 20, 2013, we entered into a revolving credit line for up to $5,000,000  from Bridge Bank, N.A. which was increased to $6,000,000 with a $750,000 term loan on August 29, 2013.  As of June 30, 2014, the Company owed $4,581,691 under its revolving credit line and $624,995 under the term loan which matures August 27, 2016.  According to our business plan we may need additional debt or equity financing. Future financings through equity offerings by us will be dilutive to existing stockholders.  Also, the terms of securities we may issue in future capital transactions may be more favorable to new investors than our current investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuance of incentive awards under employee equity incentive plans, which may have additional dilutive effects.  We may also be required to recognize non-cash expenses in connection with certain securities we may issue in the future such as convertible notes and warrants, which would adversely impact our financial condition and results of operations. Our ability to obtain needed financing may be impaired by factors, including the condition of the economy and capital markets, both generally and specifically in our industry, and the fact that we are not profitable, which could impact the availability or cost of future financing. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, we may need to reduce our operations accordingly.

Failure to manage or protect growth may be detrimental to our business because our infrastructure may not be adequate for expansion.

The Lilien, Shoom and AirPatrol Acquisitions require a substantial expansion of the Company’s systems, workforce and facilities. We may fail to adequately manage our anticipated future growth. The substantial growth in our operations as a result of the Lilien, Shoom and AirPatrol Acquisitions is expected to place a significant strain on our administrative, financial and operational resources, and increase demands on our management and on our operational and administrative systems, controls and other resources.  For instance Lilien’s growth strategy includes broadening its service and product offerings, implementing an aggressive marketing plan and employing leading technologies.  There can be no assurance that our systems, procedures and controls will be adequate to support our operations as they expand.  We cannot assure you that our existing personnel, systems, procedures or controls will be adequate to support our operations in the future or that we will be able to successfully implement appropriate measures consistent with our growth strategy. As part of this growth, we may have to implement new operational and financial systems, procedures and controls to expand, train and manage our employee base, and maintain close coordination among our staff. We cannot guarantee that we will be able to do so, or that if we are able to do so, we will be able to effectively integrate them into our existing staff and systems.

To the extent we acquire other businesses, we will also need to integrate and assimilate new operations, technologies and personnel.  The integration of new personnel will continue to result in some disruption to ongoing operations. The ability to effectively manage growth in a rapidly evolving market requires effective planning and management processes. We will need to continue to improve operational, financial and managerial controls, reporting systems and procedures, and will need to continue to expand, train and manage our work force.  There can be no assurance that the Company would be able to accomplish such an expansion on a timely basis. If the Company is unable to affect any required expansion and is unable to perform its contracts on a timely and satisfactory basis, its reputation and eligibility to secure additional contracts in the future could be damaged. The failure to perform could also result in a contract terminations and significant liability. Any such result would adversely affect the Company’s business and financial condition.

We will need to increase the size of our organization, and we may experience difficulties in managing growth, which would hurt our financial performance.

In addition to employees hired from Lilien, Shoom, AirPatrol and any other companies which we may acquire, we will need to expand our employee infrastructure for managerial, operational, financial and other resources at the parent company level.  Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively.

In order to manage our future growth, we will need to continue to improve our management, operational and financial controls and our reporting systems and procedures. All of these measures will require significant expenditures and will demand the attention of management. If we do not continue to enhance our management personnel and our operational and financial systems and controls in response to growth in our business, we could experience operating inefficiencies that could impair our competitive position and could increase our costs more than we had planned. If we are unable to manage growth effectively, our business, financial condition and operating results could be adversely affected.

Our business depends on experienced and skilled personnel, and if we are unable to attract and integrate skilled personnel, it will be more difficult for us to manage our business and complete contracts.

The success of our business depends on the skill of our personnel. Accordingly, it is critical that we maintain, and continue to build, a highly experienced management team and specialized workforce, including software programs and sales professionals. Competition for personnel, particularly those with expertise in government consulting and a security clearance, is high, and identifying candidates with the appropriate qualifications can be costly and difficult. We may not be able to hire the necessary personnel to implement our business strategy given our anticipated hiring needs, or we may need to provide higher compensation or more training to our personnel than we currently anticipate.   In addition, our ability to recruit, hire and indirectly deploy former employees of the U.S. Government is subject to complex laws and regulations, which may serve as an impediment to our ability to attract such former employees.

Our business is labor intensive and our success depends on our ability to attract, retain, train and motivate highly skilled employees, including employees who may become part of our organization in connection with our acquisitions. The increase in demand for consulting, technology integration and managed services has further increased the need for employees with specialized skills or significant experience in these areas. Our ability to expand our operations will be highly dependent on our ability to attract a sufficient number of highly skilled employees and to retain our employees and the employees of companies that we have acquired. We may not be successful in attracting and retaining enough employees to achieve our desired expansion or staffing plans. Furthermore, the industry turnover rates for these types of employees are high and we may not be successful in retaining, training or motivating our employees. Any inability to attract, retain, train and motivate employees could impair our ability to adequately manage and complete existing projects and to accept new client engagements. Such inability may also force us to increase our hiring of independent contractors, which may increase our costs and reduce our profitability on client engagements. We must also devote substantial managerial and financial resources to monitoring and managing our workforce. Our future success will depend on our ability to manage the levels and related costs of our workforce.

In the event we are unable to attract, hire and retain the requisite personnel and subcontractors, we may experience delays in completing contracts in accordance with project schedules and budgets, which may have an adverse effect on our financial results, harm our reputation and cause us to curtail our pursuit of new contracts. Further, any increase in demand for personnel may result in higher costs, causing us to exceed the budget on a contract, which in turn may have an adverse effect on our business, financial condition and operating results and harm our relationships with our customers.

We have allocated a substantial portion of the net proceeds of our initial public offering to expand our business, in part, through future acquisitions, but we may not be able to identify or complete suitable acquisitions, which could harm our financial performance.

Acquisitions are a significant part of our growth strategy.  On April 9, 2014 we raised net proceeds of $17.7 million in our initial public offering from the sale of 3,166,666 Shares.  Out of the net proceeds of our initial public offering we utilized approximately $10.5 million for the AirPatrol Acquisition.  We continually review, evaluate and consider potential investments and acquisitions.  In such evaluations, we are required to make difficult judgments regarding the value of business opportunities and the risks and cost of potential liabilities.  We plan to use acquisitions of companies or technologies to expand our project skill sets and capabilities, expand our geographic markets, add experienced management and increase our product and service offerings. Although we have identified several acquisition considerations, we may be unable to implement our growth strategy if we cannot reach agreement with acquisition targets on acceptable terms or arrange required financing for acquisitions on acceptable terms.  If we cannot make acquisitions to expand our business, our future financial performance could be harmed.  In addition, the time and effort involved in attempting to identify acquisition candidates and consummate acquisitions may divert members of our management from the operations of our company, which could also harm our business and results of operations.

Any future acquisitions that we may make could disrupt our business, cause dilution to our stockholders and harm our business, financial condition or operating results.

If we are successful in consummating acquisitions, those acquisitions could subject us to a number of risks, including, but not limited to:

•	the purchase price we pay and/or unanticipated costs could significantly deplete our cash reserves or result in dilution to our existing stockholders;

•	we may find that the acquired company or technologies do not improve our market position as planned;

•
we may have difficulty integrating the operations and personnel of the acquired company, as the combined operations will place significant demands on the Company’s management, technical, financial and other resources;

•	key personnel and customers of the acquired company may terminate their relationships with the acquired company as a result of the acquisition;

•	we may experience additional financial and accounting challenges and complexities in areas such as tax planning and financial reporting;

•
we may assume or be held liable for risks and liabilities (including environmental-related costs) as a result of our acquisitions, some of which we may not be able to discover during our due diligence or adequately adjust for in our acquisition arrangements;

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises;

•	we may incur one-time write-offs or restructuring charges in connection with the acquisition;

•	we may acquire goodwill and other intangible assets that are subject to amortization or impairment tests, which could result in future charges to earnings; and

•	we may not be able to realize the cost savings or other financial benefits we anticipated.

We cannot assure you that we will successfully integrate Lilien, Shoom and AirPatrol or profitably manage any other acquired business. In addition, we cannot assure you that, following any acquisition, our continued business will achieve sales levels, profitability, efficiencies or synergies that justify the acquisition or that the acquisition will result in increased earnings for us in any future period. These factors could have a material adverse effect on our business, financial condition and operating results.

Insurance and contractual protections may not always cover lost revenue, increased expenses or liquidated damages payments, which could adversely affect our financial results.

Although we maintain insurance and intend to obtain warranties from suppliers, obligate subcontractors to meet certain performance levels and attempt, where feasible, to pass risks we cannot control to our customers, the proceeds of such insurance, warranties, performance guarantees or risk sharing arrangements may not be adequate to cover lost revenue, increased expenses or liquidated damages payments that may be required in the future.

If we are unable to comply with certain financial and operating restrictions in our credit facilities, we may be limited in our business activities and access to credit or may default under our credit facilities

Pursuant to our existing credit facility with Bridge Bank, N.A., all of the Company’s and our subsidiaries’ assets, other than excluded and future projects, are secured with our senior lender.  As of June 30, 2014 the Company owed approximately $4.6 million under its revolving line of credit and $624,995 under a term loan.  Provisions in our credit facilities and debt instruments impose restrictions or require prior approval on our ability, and the ability of certain of our subsidiaries to, among other things:

•	incur additional debt;

•	pay cash dividends and make distributions;

•	make certain investments and acquisitions;

•	guarantee the indebtedness of others or our subsidiaries;

•	redeem or repurchase capital stock;

•	create liens or encumbrances;

•	enter into transactions with affiliates;

•	engage in new lines of business;

•	sell, lease or transfer certain parts of our business or property;

•	incur obligations for capital expenditures;

•	issue additional capital stock of the Company or any subsidiary of the Company;

•	acquire new companies and merge or consolidate.

These agreements also contain other customary covenants, including covenants that require us to meet specified financial ratios and financial tests. We may not be able to comply with these covenants in the future. Our failure to comply with these covenants may result in the declaration of an event of default and cause us to be unable to borrow under our credit facilities and debt instruments. In addition to preventing additional borrowings under these agreements, an event of default, if not cured or waived, may result in the acceleration of the maturity of indebtedness outstanding under these agreements, which would require us to pay all amounts outstanding.  If the maturity of our indebtedness is accelerated, we may not have sufficient funds available for repayment or we may not have the ability to borrow or obtain sufficient funds to replace the accelerated indebtedness on terms acceptable to us or at all.  Our failure to repay our bank indebtedness would result in the bank foreclosing on all or a portion of our assets and force us to curtail our operations.

We may be subject to damages resulting from claims that the Company or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Upon completion of any acquisitions by the Company, we may be subject to claims that our acquired companies and their employees may have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of former employers or competitors.  Litigation may be necessary to defend against these claims.  Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.  If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel.  A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain products, which could severely harm our business.

The loss of our Chief Executive Offer or other key personnel may adversely affect our operations.

The Company’s success depends to a significant extent upon the operation, experience, and continued services of certain of its officers, including our CEO, as well as other key personnel. While our CEO and the executive officers of Lilien, Shoom and AirPatrol are all employed under employment contracts, there is no assurance we will be able to retain their services. The loss of our CEO or several of the other key personnel could have an adverse effect on the Company. If our CEO or other executive officers were to leave we would face substantial difficulty in hiring a qualified successor and could experience a loss in productivity while any successor obtains the necessary training and experience. Furthermore, we do not maintain “key person” life insurance on the lives of any executive officer and their death or incapacity would have a material adverse effect on us. The competition for qualified personnel is intense, and the loss of services of certain key personnel could adversely affect our business.

Internal system or service failures could disrupt our business and impair our ability to effectively provide our services and products to our customers, which could damage our reputation and adversely affect our revenues and profitability.

Any system or service disruptions, including those caused by ongoing projects to improve our information technology systems and the delivery of services, if not anticipated and appropriately mitigated, could have a material adverse effect on our business including, among other things, an adverse effect on our ability to bill our customers for work performed on our contracts, collect the amounts that have been billed and produce accurate financial statements in a timely manner. We are also subject to systems failures, including network, software or hardware failures, whether caused by us, third-party service providers, cyber security threats, natural disasters, power shortages, terrorist attacks or other events, which could cause loss of data and interruptions or delays in our business, cause us to incur remediation costs, subject us to claims and damage our reputation. In addition, the failure or disruption of our communications or utilities could cause us to interrupt or suspend our operations or otherwise adversely affect our business. Our property and business interruption insurance may be inadequate to compensate us for all losses that may occur as a result of any system or operational failure or disruption and, as a result, our future results could be adversely affected.

Customer systems failures could damage our reputation and adversely affect our revenues and profitability.

Many of the systems and networks that we develop, install and maintain for our customers involve managing and protecting personal information and information relating to national security and other sensitive government functions. While we have programs designed to comply with relevant privacy and security laws and restrictions, if a system or network that we develop, install or maintain were to fail or experience a security breach or service interruption, whether caused by us, third-party service providers, cyber security threats or other events, we may experience loss of revenue, remediation costs or face claims for damages or contract termination. Any such event could cause serious harm to our reputation and prevent us from having access to or being eligible for further work on such systems and networks. Our errors and omissions liability insurance may be inadequate to compensate us for all of the damages that we may incur and, as a result, our future results could be adversely affected.

Our financial performance could be adversely affected by decreases in spending on technology products and services by our public sector customers.

Our sales to our public sector customers are impacted by government spending policies, budget priorities and revenue levels. Although our sales to the federal government are diversified across multiple agencies and departments, they collectively accounted for approximately 10% of 2013 net sales. AirPatrol’s revenues are expected primarily from government customers in 2014 but are anticipated to shift toward a majority of commercial customers in the future. This could increase our consolidated 2014 revenues from government customers to increase to 15-20%. An adverse change in government spending policies (including budget cuts at the federal level), budget priorities or revenue levels could cause our public sector customers to reduce their purchases or to terminate or not renew their contracts with us, which could adversely affect our business, results of operations or cash flows.

Our business could be adversely affected by the loss of certain vendor partner relationships and the availability of their products.

We purchase products for resale from vendor partners, which include OEMs, software publishers, and wholesale distributors. For the year ended December 31, 2013, we purchased approximately 83% of the products we sold directly from vendor partners and the remaining amount from wholesale distributors. We are authorized by vendor partners to sell all or some of their products via direct marketing activities. Our authorization with each vendor partner is subject to specific terms and conditions regarding such things as sales channel restrictions, product return privileges, price protection policies and purchase discounts.  In the event we were to lose one of our significant vendor partners, our business could be adversely affected.

We have entered, and expect to continue to enter, into joint venture, teaming and other arrangements, and these activities involve risks and uncertainties.  A failure of any such relationship could have material adverse results on our business and results of operations.

We have entered, and expect to continue to enter, into joint venture, teaming and other arrangements. These activities involve risks and uncertainties, including the risk of the joint venture or applicable entity failing to satisfy its obligations, which may result in certain liabilities to us for guarantees and other commitments, the challenges in achieving strategic objectives and expected benefits of the business arrangement, the risk of conflicts arising between us and our partners and the difficulty of managing and resolving such conflicts, and the difficulty of managing or otherwise monitoring such business arrangements. A failure of our business relationships could have material adverse results on our business and results of operations.

Our business and operations expose us to numerous legal and regulatory requirements and any violation of these requirements could harm our business.

We are subject to numerous federal, state and foreign legal requirements on matters as diverse as data privacy and protection, employment and labor relations, immigration, taxation, anticorruption, import/export controls, trade restrictions, internal and disclosure control obligations, securities regulation and anti-competition. Compliance with diverse and changing legal requirements is costly, time-consuming and requires significant resources.  We are also focused on expanding our business in certain identified growth areas, such as health information technology, energy and environment, which are highly regulated and may expose us to increased compliance risk. Violations of one or more of these diverse legal requirements in the conduct of our business could result in significant fines and other damages, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations or contractual obligations related to regulatory compliance in connection with the performance of customer contracts could also result in liability for significant monetary damages, fines and/or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to compete for certain work and allegations by our customers that we have not performed our contractual obligations.

If we do not adequately protect our intellectual property rights, we may experience a loss of revenue and our operations may be materially harmed.

We have not registered copyrights on any of the software we have developed. We rely upon confidentiality agreements signed by our employees, consultants and third parties to protect our intellectual property. We cannot assure you that we can adequately protect our intellectual property or successfully prosecute actual or potential infringement of our intellectual property rights. Also, we cannot assure you that others will not assert rights in, or ownership of, trademarks and other proprietary rights of ours or that we will be able to successfully resolve these types of conflicts to our satisfaction. Our failure to protect our intellectual property rights may result in a loss of revenue and could materially adversely affect our operations and financial condition.

Our performance and ability to compete are dependent to a significant degree on our proprietary technology. Our proprietary software is protected by common law copyright laws, as opposed to registration under copyright statutes.  Common law protection may be narrower than that which we could obtain under registered copyrights.  As a result, we may experience difficulty in enforcing our copyrights against certain third party infringements.  As part of our confidentiality-protection procedures, we generally enter into agreements with our employees and consultants and limit access to, and distribution of, our software, documentation and other proprietary information.  There can be no assurance that the steps we have taken will prevent misappropriation of our technology or that agreements entered into for that purpose will be enforceable.  The laws of other countries may afford us little or no protection of our intellectual property.  We also rely on a variety of technology that we license from third parties.  There can be no assurance that these third party technology licenses will continue to be available to us on commercially reasonable terms, if at all. The loss of or inability to maintain or obtain upgrades to any of these technology licenses could result in delays in completing software enhancements and new development until equivalent technology could be identified, licensed or developed and integrated.  Any such delays would materially and adversely affect our business.

Risks Related to the Business and Industry of our Subsidiaries

Our growth is dependent on increasing sales to our existing clients and obtaining new clients, which, if unsuccessful, could limit our financial performance.

Our ability to increase revenues from existing clients by identifying additional opportunities to sell more of the products and services of our subsidiaries Lilien, Shoom and AirPatrol, and our ability to obtain new clients depends on a number of factors, including our ability to offer high quality products and services at competitive prices, the strength of our competitors and the capabilities of our sales and marketing departments. If we are not able to continue to increase sales to the existing clients of our subsidiaries or to obtain new clients in the future, we may not be able to increase our revenues and could suffer a decrease in revenues as well.

Our results depend on the continued growth of the market for IT products and services, which is uncertain.

Lilien’s IT products and services solutions are designed to address the growing markets for off-premises services (including migrations, consolidations, Cloud computing and disaster recovery), technology integration services (including storage and data protection services and the implementation of virtualization solutions) and managed services (including operational support and client support). These markets are still evolving. Competing technologies and services or reductions in corporate spending may reduce the demand for our products and services.

Decreases, or slow growth, in the newspaper publishing industry may adversely affect Shoom’s customers and negatively impact our results from the Shoom operations.

The newspaper industry as a whole is experiencing challenges to maintain and grow print circulation and revenues. This results from, among other factors, increased competition from other media, particularly the growth of electronic media, and shifting preferences among some consumers to receive all or a portion of their news other than from a newspaper. Shoom’s customer base is focused on the newspaper publishing industry and therefore its sales will be subject to the future of newspaper industry. Sysorex plans to help Shoom expand into other verticals but there is no guarantee that it will be successful and no way to know how long such an expansion will take.

Our competitiveness depends significantly on our ability to keep pace with the rapid changes in IT. Failure by us to anticipate and meet Lilien’s clients’ technological needs could adversely affect our competitiveness and growth prospects.

Lilien operates and competes in an industry characterized by rapid technological innovation, changing client needs, evolving industry standards and frequent introductions of new products, product enhancements, services and distribution methods. Our success depends on our ability to develop expertise with these new products, product enhancements, services and distribution methods and to implement IT solutions that anticipate and respond to rapid changes in technology, the IT industry, and client needs. The introduction of new products, product enhancements and distribution methods could decrease demand for current products or render them obsolete. Sales of products and services can be dependent on demand for specific product categories, and any change in demand for or supply of such products could have a material adverse effect on our net sales if we fail to adapt to such changes in a timely manner.

We operate in a highly competitive market and Lilien and Shoom may be required to reduce the prices for their products and services to remain competitive, which could adversely affect our results of operations.

Our industry is developing rapidly and related technology trends are constantly evolving. In this environment, we face significant price competition from our competitors. We may be unable to offset the effect of declining average sales prices through increased sales volumes and/or reductions in our costs. Furthermore, we may be forced to reduce the prices of the products and services we sell in response to offerings made by our competitors. Finally, we may not be able to maintain the level of bargaining power that we have enjoyed in the past when negotiating the prices of our services.

Lilien faces substantial competition from other national, multi-regional, regional and local value-added resellers and IT service providers, some of which may have greater financial and other resources than we do or that may have more fully developed business relationships with clients or prospective clients than we do. Many of our competitors compete principally on the basis of price and may have lower costs or accept lower selling prices than we do and, therefore, we may need to reduce our prices. In addition, manufacturers may choose to market their products directly to end-users, rather than through IT solutions providers such as us, and this could adversely affect our business, financial condition and results of operations.

Profitability of our subsidiaries Lilien, Shoom and AirPatrol is dependent on the rates we are able to charge for our products and services. The rates we are able to charge for our products and services are affected by a number of factors, including:

•	our clients’ perceptions of our ability to add value through our services;

•	introduction of new services or products by us or our competitors;

•	our competitors’ pricing policies;

•	our ability to charge higher prices where market demand or the value of our services justifies it;

•	procurement practices of our clients; and

•	general economic and political conditions.

If we are not able to maintain favorable pricing for our products and services, our results of operations could be adversely affected.

Lilien’s sales are subject to quarterly and seasonal variations that may cause significant fluctuations in our operating results, therefore period-to-period comparisons of our operating results may not be reliable predictors of future performance.

The timing of our revenues can be difficult to predict. Our sales efforts involve educating our clients about the use and benefit of the products we sell and our services and solutions, including their technical capabilities and potential cost savings to an organization. Clients typically undertake a significant evaluation process that has in the past resulted in a lengthy sales cycle, which typically lasts several months, and may last a year or longer. We spend substantial time, effort and money on our sales efforts without any assurance that our efforts will produce any sales during a given period.

In addition, many of our clients spend a substantial portion of their IT budgets in the second half of the year. Other factors that may cause our quarterly operating results to fluctuate include changes in general economic conditions and the impact of unforeseen events. We believe that our revenues will continue to be affected in the future by cyclical trends. As a result, you may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance.

A delay in the completion of our clients’ budget processes could delay purchases of the products and services of our subsidiaries, and have an adverse effect on our business, operating results and financial condition.

We rely on our clients to purchase products and services from us to maintain and increase our earnings, and client purchases are frequently subject to budget constraints, multiple approvals and unplanned administrative, processing and other delays. If sales expected from a specific client are not realized when anticipated or at all, our results could fall short of public expectations and our business, operating results and financial condition could be materially adversely affected.

Lilien’s profit margins depend, in part, on the volume of products and services sold.  A failure to achieve increases in our profit margins in the future could have a material adverse effect on our financial condition and results of operations.

Given the significant levels of competition that characterize the IT reseller market, it is unlikely that Lilien will be able to increase gross profit margins through increases in its sales of IT products alone. Any increases in its gross profit margins in the future will depend, in part, on the growth of our higher margin businesses such as IT consulting and professional services. In addition, low margins increase the sensitivity of our results of operations to increases in costs of financing. Any failure by us to maintain or increase our gross profit margins could have a material adverse effect on our financial condition and results of operations.

Any failures or interruptions in our services or systems could damage our reputation and substantially harm our business and results of operations.

Our success depends in part on our ability to provide reliable remote services, technology integration and managed services to our clients.   The operations of Lilien, which currently has its company data center located in Larkspur, California, and Shoom has its data center in Los Angeles, California, are susceptible to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks and similar events. We could also experience failures or interruptions of our systems and services, or other problems in connection with our operations, as a result of:

•	damage to or failure of our computer software or hardware or our connections;

•	errors in the processing of data by our systems;

•	computer viruses or software defects;

•	physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events;

•	increased capacity demands or changes in systems requirements of our clients; and

•	errors by our employees or third-party service providers.

Any interruptions in our systems or services could damage our reputation and substantially harm our business and results of operations. While we maintain disaster recovery plans and insurance with coverage we believe to be adequate, claims may exceed insurance coverage limits, may not be covered by insurance or insurance may not continue to be available on commercially reasonable terms.

Lilien and Shoom’s services and solutions involve storing and replicating mission-critical data for our clients and are highly technical in nature. If client data is lost or corrupted, our reputation and business could be harmed.

Lilien’s data center and technology integration services and Shoom’s software-as-a-service solutions include storing and replicating mission-critical data for our clients. The process of storing and replicating that data within their data centers or at our facilities is highly technical and complex. If any data is lost or corrupted in connection with the use of our products and services, our reputation could be seriously harmed and market acceptance of our IT solutions could suffer. In addition, our solutions have contained, and may in the future contain, undetected errors, defects or security vulnerabilities. Some errors in our solutions may only be discovered after a solution has been in use by clients. Any errors, defects or security vulnerabilities discovered in our solutions after use by clients could result in loss of revenues, loss of clients, increased service and warranty cost and diversion of attention of our management and technical personnel, any of which could significantly harm our business. In addition, we could face claims for product liability, tort or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of us and our service offerings and solutions.

Lilien does not have long-term recurring revenue generating contracts with its clients, and its clients may cease providing new purchase orders at any time or reduce the amount of purchases they make that would depress Lilien’s revenues and harm our results of operations.

Our operations depend upon our relationships with our clients. Lilien’s revenues are typically driven by purchase orders received every month. The majority of Lilien’s revenues come from one time purchase orders that do not guarantee any future recurring revenues.  Approximately twenty five percent of Lilien’s revenues are recurring and based on contracts that range from 1-5 years for warranty and maintenance support.  For these contracts the customer is invoiced one time and pays Lilien up front for the full term of the warranty and maintenance contract. Revenue from these contracts is determinable ratably over the contract period with the unearned revenue recorded as deferred revenue and amortized over the contract period. Lilien’s clients may cease providing new purchase orders at any time, may elect not to renew such contracts, cancel and request a refund of maintenance/warranty services that have not yet been provided (upon 30 days advance written notice) or reschedule purchases. If clients cease providing us with new purchase orders, diminish the services purchased from us, cancel executed purchase orders or delay future purchase orders, Lilien’s revenues would be negatively impacted, which could have a material adverse effect on our business and results of operations. There is no guarantee that we will be able to retain or generate future revenue from Lilien’s existing clients or develop relationships with new clients.

There is a risk that Lilien could lose a large client without being able to find a ready replacement.

The loss of any large client, the failure of any large client to pay its accounts receivable on a timely basis or a material reduction in the amount of purchases made by any large client could have a material adverse effect on our business, financial position, results of operations and cash flows.

Consolidation in the industries that we serve or from which we purchase could adversely affect our business.

Clients that Lilien or Shoom serve may seek to achieve economies of scale by combining with or acquiring other companies. If two or more of our current clients combine their operations, it may decrease the amount of work that we perform for these clients. If one of our current clients merges or consolidates with a company that relies on another provider for its consulting, systems integration and technology, or outsourcing services, we may lose work from that client or lose the opportunity to gain additional work. If two or more of our suppliers merge or consolidate operations, the increased market power of the larger company could also increase our product costs and place competitive pressures on us. Any of these possible results of industry consolidation could adversely affect our business.

The loss of any key manufacturer or distributor relationships, or related industry certifications, could have an adverse effect on our business.

As part of Lilien’s end-to-end IT solutions, we are authorized resellers of the products and services of leading IT manufacturers and distributors. In many cases, we have achieved the highest level of relationship the manufacturer or distributor offers. In addition, our employees hold certifications issued by these manufacturers and by industry associations relating to the configuration, installation and servicing of these products. Lilien differentiates itself from its competitors by the range of manufacturers and distributors we represent, the relationship level we have achieved with these manufacturers and distributors and the scope of the manufacturer and industry certifications our employees hold. There can be no assurance that we will be able to retain these relationships with our manufacturers and distributors, that we will be able to retain the employees holding these manufacturer and industry certifications, or that our employees will maintain their manufacturer or industry certifications. The loss of any of these relationships or certifications could have a material adverse effect on our business.

Lilien may experience a reduction in the incentive programs offered to us by our vendors.  Any such reduction could have a  material adverse effect on our business, results of operations and financial condition.

Lilien receives payments and credits from vendors, including consideration pursuant to volume sales incentive programs and marketing development funding programs. These programs are usually of finite terms and may not be renewed or may be changed in a way that has an adverse effect on us. Vendor funding is used to offset, among other things, inventory costs, costs of goods sold, marketing costs and other operating expenses. Certain of these funds are based on our volume of net sales or purchases, growth rate of net sales or purchases and marketing programs. If we do not grow our net sales or if we are not in compliance with the terms of these programs, there could be a material negative effect on the amount of incentives offered or paid to us by vendors. No assurance can be given that we will continue to receive such incentives or that we will be able to collect outstanding amounts relating to these incentives in a timely manner, or at all. Any sizeable reduction in, the discontinuance of, or a significant delay in receiving or the inability to collect such incentives, particularly related to incentive programs with Lilien’s largest partner, Hewlett-Packard Company, could have a material adverse effect on our business, results of operations and financial condition. If we are unable to react timely to any fundamental changes in the programs of vendors, including the elimination of funding for some of the activities for which we have been compensated in the past, such changes would have a material adverse effect on our business, results of operations and financial condition.

Lilien or Shoom may need additional cash financing and any failure by Lilien to obtain cash financing, could limit our ability to grow Lilien’s business and develop or enhance our service offerings to respond to market demand or competitive challenges.

Lilien and Shoom management believe that their respective current cash and cash flow from operations should be sufficient to meet their anticipated cash needs for at least the next 12 months. Lilien and Shoom may, however, require additional cash resources due to changed business conditions or other future developments, including any new lines of business it may decide to pursue. If these resources are insufficient to satisfy their cash requirements, Lilien and/or Shoom may seek additional cash from the parent company. If we are unable to raise the required cash, their ability to grow their business and develop or enhance their service offerings to respond to market demand or competitive challenges could be limited.

Lilien relies on inventory financing and vendor credit arrangements for its daily working capital and certain operational functions, the loss of which could have a material adverse effect on our future results.

Lilien relies on its inventory financing and vendor financing arrangements for daily working capital and to fund equipment purchases for our technology sales business. The loss of any of our inventory financing or vendor credit financing arrangements, a reduction in the amount of credit granted to us by our vendors, or a change in any of the material terms of these arrangements could increase our need for and the cost of working capital and have a material adverse effect on our future results. These credit arrangements are discretionary on the part of our creditors and require the performance of certain operational covenants. There can be no assurance that we will continue to meet those covenants and failure to do so may limit availability of, or cause us to lose, such financing. There can be no assurance that such financing will continue to be available to us in the future on acceptable terms.

If Lilien cannot collect its receivables or if payment is delayed, our business may be adversely affected by our inability to generate cash flow, provide working capital or continue our business operations.

Lilien’s business depends on its ability to successfully obtain payment from its clients of the amounts they owe us for products received from us and any work performed by us. The timely collection of our receivables allows us to generate cash flow, provide working capital and continue our business operations. Lilien’s clients may fail to pay or delay the payment of invoices for a number of reasons, including financial difficulties resulting from macroeconomic conditions, or lack of an approved budget.  An extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to timely collect our receivables from our clients for any reason, our business and financial condition could be adversely affected.

Because AirPatrol derives substantially all of its revenues and cash flows from sales of a limited range of products, failure of these products to satisfy customer demands or to achieve increased market acceptance would adversely affect our business, results of operations, financial condition and growth prospects.

AirPatrol derives and expects to continue to derive a substantial portion of its revenues and cash flows from sales of its products. As such, the market acceptance of its products is critical to our continued success. Demand for AirPatrol’s products is affected by a number of factors beyond our control, including continued market acceptance, the timing of development and release of new products by competitors, technological change, and growth or decline in the mobile device management market. We expect the proliferation of mobile devices to lead to an increase in the data security demands of our customers, and AirPatrol’s products may not be able to scale and perform to meet those demands. If AirPatrol is unable to continue to meet customer demands or to achieve more widespread market acceptance of its products, our business operations, financial results and growth prospects will be materially and adversely affected.

If AirPatrol is unable to sell additional products and services to its customers, our future revenue and operating results may suffer.

The future success of AirPatrol depends, in part, on its ability to expand the deployment of its platform with existing customers by selling additional products to secure other areas of its customers’ portfolio, and by upselling additional subscription services to provide more robust mobile device security. This may require increasingly sophisticated and costly sales efforts and may not result in additional sales. In addition, the rate at which AirPatrol’s customers purchase additional products and services depends on a number of factors, including the perceived need for additional mobile device security products and services, as well as general economic conditions.  If AirPatrol’s efforts to sell additional products and services to its customers are not successful, our business may suffer.

AirPatrol also depends on its installed customer base for future support and maintenance revenues. If customers choose not to continue renewing their support and maintenance or seek to renegotiate the terms of support and maintenance agreements prior to renewing such agreements, our revenue may decline.

Managing the supply of AirPatrol’s products and product components is complex. Insufficient supply and inventory may result in lost sales opportunities or delayed revenue, while excess inventory may harm gross margins.

Third-party manufacturers procure components and build AirPatrol’s products based on forecasts, and AirPatrol generally does not hold inventory for a prolonged period of time. These forecasts are based on estimates of future demand for AirPatrol’s products, which are in turn based on historical trends and analyses from AirPatrol’s sales and marketing organizations, adjusted for overall market conditions.

AirPatrol’s inventory management systems and related supply chain tools may not be able to forecast accurately and effectively manage supply of its products. If AirPatrol ultimately determines that it has excess supply, AirPatrol may have to reduce its prices and write-down inventory, which in turn could result in lower gross margins. If AirPatrol’s actual component usage and product demand are lower than the forecast, AirPatrol accrues for losses on manufacturing commitments in excess of forecasted demand.

Any production interruptions for any reason, such as a natural disaster, epidemic, capacity shortages, or quality problems, at one of AirPatrol’s manufacturing partners would negatively affect sales of AirPatrol’s product lines manufactured by that manufacturing partner and adversely affect our business and operating results.

Defects, errors, or vulnerabilities in AirPatrol’s products or services or the failure of AirPatrol’s products or services to prevent a security breach, could harm our reputation and adversely impact our results of operations.

Because AirPatrol’s products and services are complex, they have contained and may contain design or manufacturing defects or errors that are not detected until after their commercial release and deployment by customers. Defects may cause AirPatrol’s products to be vulnerable to advanced persistent threats (APTs) or security attacks, cause them to fail to help secure information or temporarily interrupt customers’ networking traffic. Because the techniques used by hackers to access sensitive information change frequently and generally are not recognized until launched against a target,  AirPatrol may be unable to anticipate these techniques and provide a solution in time to protect customers’ data. In addition, defects or errors in AirPatrol’s subscription updates or products could result in a failure of AirPatrol’s services to effectively update customers’ hardware products and thereby leave customers vulnerable to APTs or security attacks.

Any defects, errors or vulnerabilities in AirPatrol’s products could result in:

•	Expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate, or work-around errors or defects or to address and eliminate vulnerabilities;

•	Delayed or lost revenue;

•	Loss of existing or potential customers or partners;

•	Increased warranty claims compared with historical experience, or increased cost of servicing warranty claims, either of which would adversely affect gross margins; and

•	Litigation, regulatory inquiries, or investigations that may be costly and harm our reputation

AirPatrol’s current research and development efforts may not produce successful products or features that result in significant revenue, cost savings or other benefits in the near future.  If AirPatrol does not realize significant revenue from its research and development efforts, our business and operating results could be adversely affected.

Developing products and related enhancements in our field is expensive.  AirPatrol’s investments in research and development may not result in significant design improvements, marketable products or features or may result in products that are more expensive than anticipated.  AirPatrol may not achieve the cost savings or the anticipated performance improvements expected, and AirPatrol may take longer to generate revenue from products in development, or generate less revenue than expected.

AirPatrol’s future plans include significant investments in research and development and related product opportunities. AirPatrol and our management believe that AirPatrol must continue to dedicate a significant amount of resources to research and development efforts to maintain a competitive position. However, AirPatrol may not receive significant revenue from these investments in the near future, or these investments may not yield the expected benefits, either of which could adversely affect our business and operating results.

Misuse of AirPatrol’s products could harm our reputation and that of AirPatrol.

AirPatrol’s products may be misused by customers or third parties that obtain access to AirPatrol’s products. For example, AirPatrol’s products could be used to protect information kept by criminals from government agencies. Such use of AirPatrol’s products for censorship could result in negative press coverage and negatively affect our reputation.

If the general level of advanced attacks declines, or is perceived by current or potential customers to have declined, this could harm the business of AirPatrol, and our financial condition, operating results and growth prospects.

AirPatrol’s business is substantially dependent upon enterprises and governments recognizing that APTs and other security attacks are pervasive and are not effectively prevented by legacy security solutions. High visibility attacks on prominent enterprises and governments have increased market awareness of the problem of APTs and security attacks and help to provide an impetus for enterprises and governments to devote resources to protecting against attacks, such as testing our platform, purchasing it, and broadly deploying it within their organizations. If APTs and other security attacks were to decline, or enterprises or governments perceived that the general level of attacks has declined, AirPatrol’s ability to attract new customers and expand its offerings for existing customers could be materially and adversely affected, which would, in turn, have a material adverse effect on our financial condition, results of operations and growth prospects.

If AirPatrol’s products do not effectively interoperate with its customers’ IT infrastructure, installations could be delayed or cancelled, which would harm the business of AirPatrol, and our financial condition, operating results and growth prospects.

AirPatrol’s products must effectively interoperate with its customers’ existing or future IT infrastructure, which often has different specifications, utilizes multiple protocol standards, deploys products from multiple vendors, and contains multiple generations of products that have been added over time. As a result, when problems occur in a company’s infrastructure, it may be difficult to identify the sources of these problems. If AirPatrol finds errors in the existing software or defects in the hardware used in its customers’ infrastructure, AirPatrol may have to modify its software or hardware so that its products will interoperate with the infrastructure of its customers. In such cases, AirPatrol’s products may be unable to provide significant performance improvements for applications deployed in the infrastructure of its customers. These issues could cause longer installation times for AirPatrol’s products and could cause order cancellations, either of which would adversely affect our business, results of operations and financial condition.  In addition, other customers may require products to comply with certain security or other certifications and standards.  If AirPatrol’s products are late in achieving or fail to achieve compliance with these certifications and standards, or competitors sooner achieve compliance with these certifications and standards, AirPatrol may be disqualified from selling its products to such customers, or may otherwise be at a competitive disadvantage, either of which would harm our business, results of operations, and financial condition.

Failure to protect AirPatrol’s intellectual property rights could adversely affect our financial condition, operating results and growth prospects.

The success of both Sysorex and AirPatrol depends, in part, on our ability to protect proprietary methods and technologies that we develop under patent and other intellectual property laws of the United States so that we can prevent others from using our inventions and proprietary information.  If Sysorex or AirPatrol fail to protect intellectual property rights adequately, competitors might gain access to our technology, and our business might be adversely affected. However, defending our intellectual property rights might entail significant expenses. Any patents issued in the future may not provide us with any competitive advantages, and our patent applications may never be granted. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are complex and often uncertain.  Our inability to protect our property rights could adversely affect our financial condition, operating results and growth prospects.

We may not be able to successfully integrate AirPatrol into our ongoing business operations, which may result in our inability to fully realize the intended benefits of the AirPatrol acquisition, or may disrupt our current operations, which could have a material adverse effect on our business, financial position and/or results of operations.

We are in the process of integrating the operations of AirPatrol into our business, and this process involves complex operational, technological and personnel-related challenges, which are time-consuming and expensive and may disrupt our ongoing business operations.  Furthermore, integration involves a number of risks, including, but not limited to:
•	difficulties or complications in combining the companies' operations;

•	differences in controls, procedures and policies, regulatory standards and business cultures among the combined companies;

•	the diversion of management's attention from our ongoing core business operations;

•	increased exposure to certain governmental regulations and compliance requirements;

•	the potential loss of key personnel who choose not to remain with AirPatrol or Sysorex;

•	the potential loss of key customers or suppliers who choose not to do business with the combined business;

•
difficulties or delays in consolidating AirPatrol’s information technology platforms, including implementing systems designed to continue to ensure that the Company maintains effective disclosure controls and procedures and internal control over financial reporting for the combined company and enable the Company to continue to comply with U.S. GAAP and applicable U.S. securities laws and regulations;

•	unanticipated costs and other assumed contingent liabilities;

•	difficulty comparing financial reports due to differing financial and/or internal reporting systems;

•	making any necessary modifications to internal financial control standards to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder; and/or

•	possible tax costs or inefficiencies associated with integrating the operations of the combined company.

These factors could cause us to not fully realize the anticipated financial and/or strategic benefits of the AirPatrol acquisition, which could have a material adverse effect on our business, financial condition and/or results of operations.

Even if we are able to successfully operate AirPatrol within Sysorex, we may not be able to realize the revenue and other synergies and growth that we anticipate from the acquisition in the time frame that we currently expect, and the costs of achieving these benefits may be higher than what we currently expect, because of a number of risks, including, but not limited to:

•	the possibility that the acquisition may not further our business strategy as we expected;

•	the possibility that we may not be able to expand the reach and customer base for AirPatrol’s current and future products as expected;

•	the possibility that we may not be able to expand the reach and customer base for Sysorex’s products as expected;

•	the possibility that the carrying amounts of goodwill and other purchased intangible assets may not be recoverable; and

•	the fact that the acquisition will substantially expand our mobile device security business, and we may not experience anticipated growth in that market.

As a result of these risks, the AirPatrol acquisition and integration may not contribute to our earnings as expected, we may not achieve expected revenue synergies or our return on invested capital targets when expected, or at all, and we may not achieve the other anticipated strategic and financial benefits of the acquisition.

A significant portion of the purchase price for our acquisition of AirPatrol is allocated to goodwill and intangible assets that are subject to periodic impairment evaluations. An impairment loss could have a material adverse impact on our financial condition and results of operations.

On a pro forma basis, we anticipate acquiring approximately $5 million of goodwill and $24 million of intangible assets relating to our acquisition of AirPatrol.  As required by current accounting standards, we review intangible assets for impairment either annually or whenever changes in circumstances indicate that the carrying value may not be recoverable.  The risk of impairment to goodwill is higher during the early years following an acquisition. This is because the fair values of these assets align very closely with what we paid to acquire the reporting units to which these assets are assigned. As a result, the difference between the carrying value of the reporting unit and its fair value (typically referred to as “headroom”) is smaller at the time of acquisition.  Until this headroom grows over time, due to business growth or lower carrying value of the reporting unit, a relatively small decrease in reporting unit fair value can trigger impairment charges.  When impairment charges are triggered, they tend to be material due to the size of the assets involved.  Our business would be adversely affected, and impairment of goodwill could be triggered, if any of the following were to occur: higher attrition rates than planned as a result of the competitive environment or our inability to provide products and services that are competitive in the marketplace, lower-than-planned adoption rates by AirPatrol customers, higher-than-expected expense levels to provide services to clients, and changes in our business model that may impact one or more of these variables.

Our business may be burdened by the contingent earn-out obligations in connection with the AirPatrol Acquisition.

In connection with the AirPatrol Acquisition, we have incurred the obligation to make a contingent earn-out payment if certain financial targets of the acquired business are met over a specified period. Contractual provisions relating to the contingent earn-out obligation include covenants to operate AirPatrol in a manner that may not otherwise be most advantageous to us. These provisions may also result in the risk of litigation relating to the calculation of the earn-out obligation amount due as well as the operation of AirPatrol. Such litigation could be expensive and divert management attention and resources. We can give no assurance that our contingent obligations, including the associated covenants relating to the operation of AirPatrol, will not otherwise adversely affect our business, liquidity, capital resources or results of operations.

Our acquisitions, including the AirPatrol Acquisition, may expose us to additional liabilities, and insurance and indemnification coverage may not fully protect us from these liabilities.

Upon completion of acquisitions, we may be exposed to unknown or contingent liabilities associated with the acquired entity, and if these liabilities exceed our estimates, our results of operations and financial condition may be materially and negatively affected.  As a part of the AirPatrol Acquisition in particular, the AirPatrol parties have agreed to indemnify us for any breaches of representations, warranties or covenants in the related Merger Agreement, within the one year period following the closing of the acquisition.  Indemnification of Sysorex is limited to (a) 50% of the total Merger Consideration (defined hereafter) paid to AirPatrol’s shareholders for intellectual-property related claims, and (b) 800,000 shares of our common stock and $2 million for all other types of claims.  AirPatrol agreed to a holdback escrow into which 800,000 shares of our common stock shall be deposited and held for one year following the closing of the acquisition.  Shares of common stock would be cancelled out of the holdback escrow, and returned to Sysorex (instead of to the AirPatrol merger consideration recipients), in the event that Sysorex is owed compensation under the indemnification provisions.  In addition, up to $2 million out of the potential $10 million earn-out shall be available to pay indemnification claims to Sysorex.   Notwithstanding the foregoing, if indemnification claims exceed the value of the shares held in the holdback escrow, the $2 million available from any potential earn-out, and amounts recoverable under applicable insurance policies of AirPatrol, we may be required to absorb losses relating to the AirPatrol Acquisition. While we reserve amounts to pay for any losses in connection with acquisitions in accordance with GAAP, those reserves may not be adequate over time to cover actual losses, and if any such losses exceed the reserved amount, we would recognize losses to the extent of such excess, which would adversely affect our net income and stockholders’ equity and, depending on the extent of such excess losses, could adversely affect our business.

The risks arising with respect to the historic business and operations of AirPatrol may be different from what we anticipate, which could significantly increase the costs and decrease the benefits of the acquisition and materially and adversely affect our operations going forward.

Although we performed significant financial, legal, technological and business due diligence with respect to AirPatrol, we may not have appreciated, understood or fully anticipated the extent of the risks associated with the acquisition.  As mentioned above, we have secured indemnification for certain matters from the former equity holders of AirPatrol in order to mitigate the consequences of breaches of representations, warranties and covenants under the Merger Agreement and the risks associated with historic operations, including those with respect to compliance with laws, accuracy of financial statements, financial reporting controls and procedures, tax matters and undisclosed liabilities, and certain matters known to us. We believe that the indemnification provisions of the Merger Agreement, together with the holdback escrow and insurance policies that we and AirPatrol have in place will limit the economic consequences of the issues we have identified in our due diligence to acceptable levels. Notwithstanding our exercise of due diligence and risk mitigation strategies, the risks of the acquisition and the costs associated with these risks may be greater than we anticipate. We may not be able to contain or control the costs associated with unanticipated risks or liabilities, which could materially and adversely affect our business, liquidity, capital resources or results of operations.

Risks Relating to Our Business and Industry

We depend on the U.S. Government for a substantial portion of our business and government budget impasses together with changes in government defense spending could have adverse consequences on our financial position, results of operations and business.

A substantial portion of our U.S. revenues from Sysorex Government Service’s and AirPatrol’s operations have been from and will continue to be from sales and services rendered directly or indirectly to the U.S. Government. Consequently, the Company’s revenues are highly dependent on the Government’s demand for computer systems and related services. Our revenues from the U.S. Government largely result from contracts awarded to us under various U.S. Government programs, primarily defense-related programs with the Department of Defense (DoD), as well as a broad range of programs with the Department of Homeland Security, the Intelligence Community and other departments and agencies.  Cost cutting including through consolidation and elimination of duplicative organizations and insurance has become a major initiative for DoD.  The funding of our programs is subject to the overall U.S. Government budget and appropriation decisions and processes which are driven by numerous factors, including geo-political events and macroeconomic conditions.  It is expected that U.S. Government spending on IT will decrease from 6% CAGR during the first decade of the 21st Century to 3%.  (Source:  Market Research Media - U.S. Federal IT Market Forecast 2013-2018).  The overall level of U.S. defense spending increased in recent years for numerous reasons, including increases in funding of operations in Iraq and Afghanistan.  However, with the winding down of both wars, defense spending levels are becoming increasingly difficult to predict and are expected to be affected by numerous factors. Such factors include priorities of the Administration and the Congress, and the overall health of the U.S. and world economies and the state of governmental finances.

The Budget Control Act of 2011 enacted 10-year discretionary spending caps which are expected to generate over $1 trillion in savings for the U.S. Government, a substantial portion of which comes from DoD baseline spending reductions. In addition, the Budget Control Act of 2011 provides for additional automatic spending cuts (referred to as “sequestration”) totaling $1.2 trillion over nine years which were implemented beginning in the U.S. Government fiscal year ending September 30, 2013 (GFY13). These reduction targets will further reduce DoD and other federal agency budgets. Although the Office of Management and Budget has provided guidance to agencies on implementing sequestration cuts, there remains much uncertainty about how exactly sequestration cuts will be implemented and the impact those cuts will have on contractors supporting the government. We are not able to predict the impact of future budget cuts, including sequestration, on our Company or our financial results. However, we expect that budgetary constraints and concerns related to the national debt will continue to place downward pressure on DoD spending levels and that implementation of the automatic spending cuts without change will reduce, delay or cancel funding for certain of our contracts - particularly those with unobligated balances - and programs and could adversely impact our operations, financial results and growth prospects.

A significant reduction in defense spending could have long-term consequences for our size and structure. In addition, reduction in government priorities and requirements could impact the funding, or the timing of funding, of our programs, which could negatively impact our results of operations and financial condition.  In addition, we are involved in U.S. Government programs, which are classified by the U.S. Government and our ability to discuss these programs, including any risks and disputes and claims associated with and our performance under such programs, could be limited due to applicable security restrictions.

The U.S. Government Systems integration business is intensely competitive and we may not be able to win government bids when competing against much larger companies, which could reduce our revenues.

Large computer systems integration contracts awarded by the U.S. Government are few in number and are awarded through a formal competitive bidding process, including IDIQ, GSA Schedule and other multi-award contracts. Bids are awarded on the basis of price, compliance with technical bidding specifications, technical expertise and, in some cases, demonstrated management ability to perform the contract. There can be no assurance that the Company will win and/or fulfill additional contracts. Moreover, the award of these contracts is subject to protest procedures and there can be no assurance that the Company will prevail in any ensuing legal protest. The Company’s failure to secure a significant dollar volume of U.S. Government contracts in the future would adversely affect our Sysorex Government Services subsidiary.

The U.S. Government Systems integration business is intensely competitive and subject to rapid change. The Company competes with a large number of systems integrators, hardware and software manufacturers, and other large and diverse companies attempting to enter or expand their presence in the U.S. Government market. Many of the existing and potential competitors have greater financial, operating and technological resources than the Company. The competitive environment may require us to make changes in our pricing, services or marketing. The competitive bidding process involves substantial costs and a number of risks, including significant cost and managerial time to prepare bids and proposals for contracts that may not be awarded to us, or that may be awarded, but for which we do not receive meaningful revenues. Accordingly, our success depends on our ability to develop services and products that address changing needs and to provide people and technology needed to deliver these services and products. To remain competitive, we must consistently provide superior service, technology and performance on a cost-effective basis to our customers.  Our response to competition could cause us to expend significant financial and other resources, disrupt our operations, strain relationships with partners, any of which could harm our business and/or financial condition.

Sysorex Government Service’s financial performance is dependent on our ability to perform on our U.S. Government contracts, which are subject to termination for convenience, which could harm our results of operations and financial condition.

Sysorex Government Service’s financial performance is dependent on our performance under our U.S. Government contracts.  The Company’s strategy is to pursue a limited number of relatively large contracts. As a result, prior to the Lilien Acquisition, the Company derived a significant portion of its revenues from a small number of contracts. Government customers have the right to cancel any contract at their convenience. An unanticipated termination of, or reduced purchases under, one of the Company’s major contracts whether due to lack of funding, for convenience or otherwise, or the occurrence of delays, cost overruns and product failures could adversely impact our results of operations and financial condition.  If one of our contracts were terminated for convenience, we would generally be entitled to payments for our allowable costs and would receive some allowance for profit on the work performed. If one of our contracts were terminated for default, we would generally be entitled to payments for our work that has been accepted by the government. A termination arising out of our default could expose us to liability and have a negative impact on our ability to obtain future contracts and orders. Furthermore, on contracts for which we are a subcontractor and not the prime contractor, the U.S. Government could terminate the prime contract for convenience or otherwise, irrespective of our performance as a subcontractor.  The termination or cancellation of U.S. Government contracts, no matter what the reason, could harm our results of operations and financial condition.

Our failure to comply with a variety of complex procurement rules and regulations could result in our being liable for penalties, including termination of our U.S. Government contracts, disqualification from bidding on future U.S. Government contracts and suspension or debarment from U.S. Government contracting that could adversely affect our financial condition.

We must comply with laws and regulations relating to the formation, administration and performance of U.S. Government contracts, which affect how we do business with our customers and may impose added costs on our business. U.S. Government contracts generally are subject to the Federal Acquisition Regulation (FAR), which sets forth policies, procedures and requirements for the acquisition of goods and services by the U.S. Government, department-specific regulations that implement or supplement DFAR, such as the DoD’s Defense Federal Acquisition Regulation Supplement (DFARS) and other applicable laws and regulations. We are also subject to the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with certain contract negotiations; the Procurement Integrity Act, which regulates access to competitor bid and proposal information and government source selection information, and our ability to provide compensation to certain former government officials; the Civil False Claims Act, which provides for substantial civil penalties for violations, including for submission of a false or fraudulent claim to the U.S. Government for payment or approval; and the U.S. Government Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under certain cost-based U.S. Government contracts. These regulations impose a broad range of requirements, many of which are unique to government contracting, including various procurement, import and export, security, contract pricing and cost, contract termination and adjustment, and audit requirements. A contractor’s failure to comply with these regulations and requirements could result in reductions to the value of contracts, contract modifications or termination, and the assessment of penalties and fines and lead to suspension or debarment, for cause, from government contracting or subcontracting for a period of time. In addition, government contractors are also subject to routine audits and investigations by U.S. Government agencies such as the Defense Contract Audit Agency (DCAA) and Defense Contract Management Agency (DCMA). These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The DCAA also reviews the adequacy of and a contractor’s compliance with its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. During the term of any suspension or debarment by any U.S. Government agency, contractors can be prohibited from competing for or being awarded contracts by U.S. Government agencies. The termination of any of the Company’s significant Government contracts or the imposition of fines, damages, suspensions or debarment would adversely affect the Company’s business and financial condition.

The U.S. Government may adopt new contract rules and regulations or revise its procurement practices in a manner adverse to us at any time.

Our industry has experienced, and we expect it will continue to experience, significant changes to business practices as a result of an increased focus on affordability, efficiencies, and recovery of costs, among other items. U.S. Government agencies may face restrictions or pressure regarding the type and amount of services that they may obtain from private contractors. Legislation, regulations and initiatives dealing with procurement reform, mitigation of potential conflicts of interest and environmental responsibility or sustainability, as well as any resulting shifts in the buying practices of U.S. Government agencies, such as increased usage of fixed price contracts, multiple award contracts and small business set-aside contracts, could have adverse effects on government contractors, including us. Any of these changes could impair our ability to obtain new contracts or renew our existing contracts when those contracts expire and are subject to a renewed bidding process. Any new contracting requirements or procurement methods could be costly or administratively difficult for us to implement and could adversely affect our future revenues, profitability and prospects.

We may incur cost overruns as a result of fixed priced government contracts which would have a negative impact on our operations.

Most of Sysorex’s current U.S. Government contracts are multi-award, multi-year indefinite delivery/indefinite quantity (“IDIQ”) task order based contracts, which generally provide for fixed price schedules for products and services, have no pre-set delivery schedules, have very low minimum purchase requirements, are typically competed over among multiple awardees and force us to carry the burden of any cost overruns. Due to their nature, fixed-priced contracts inherently have more risk than cost reimbursable contracts.  If we are unable to control costs or if our initials cost estimates are incorrect, we can lose money on these contracts. In addition, some of our contracts have provisions relating to cost controls and audit rights, and if we fail to meet the terms specified in those contracts, we may not realize their full benefits. Lower earnings caused by cost overruns and cost controls would have a negative impact on our results of operations.  The U.S. Government has the right to enter into contract with other suppliers, which may be competitive with the Company’s IDIQ contracts. The Company also performs fixed priced contracts under which the Company agrees to provide specific quantities of products and services over time for a fixed price.  Since the price competition to win both IDIQ and fixed price contracts is intense and the costs of future contract performance cannot be predicted with certainty, there can be no assurance as to the profits, if any, that the Company will realize over the term of such contracts.

Misconduct of employees, subcontractors, agents and business partners could cause us to lose existing contracts or customers and adversely affect our ability to obtain new contracts and customers and could have a significant adverse impact on our business and reputation.

Misconduct could include fraud or other improper activities such as falsifying time or other records and violations of laws, including the Anti-Kickback Act. Other examples could include the failure to comply with our policies and procedures or with federal, state or local government procurement regulations, regulations regarding the use and safeguarding of classified or other protected information, legislation regarding the pricing of labor and other costs in government contracts, laws and regulations relating to environmental, health or safety matters, bribery of foreign government officials, import-export control, lobbying or similar activities, and any other applicable laws or regulations. Any data loss or information security lapses resulting in the compromise of personal information or the improper use or disclosure of sensitive or classified information could result in claims, remediation costs, regulatory sanctions against us, loss of current and future contracts and serious harm to our reputation. Although we have implemented policies, procedures and controls to prevent and detect these activities, these precautions may not prevent all misconduct, and as a result, we could face unknown risks or losses. Our failure to comply with applicable laws or regulations or misconduct by any of our employees, subcontractors, agents or business partners could damage our reputation and subject us to fines and penalties, restitution or other damages, loss of security clearance, loss of current and future customer contracts and suspension or debarment from contracting with federal, state or local government agencies, any of which would adversely affect our business, reputation and our future results.

We may fail to obtain and maintain necessary security clearances, which may adversely affect our ability to perform on certain U.S. government contracts and depress our potential revenues.

Many U.S. government programs require contractors to have security clearances. Depending on the level of required clearance, security clearances can be difficult and time-consuming to obtain. If we or our employees are unable to obtain or retain necessary security clearances, we may not be able to win new business, and our existing clients could terminate their contracts with us or decide not to renew them. To the extent we are not able to obtain and maintain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively rebid on expiring contracts, as well as lose existing contracts, which may adversely affect our operating results and inhibit the execution of our growth strategy.

Our future revenues and growth prospects could be adversely affected by our dependence on other contractors.

If other contractors with whom we have contractual relationships either as a prime contractor or subcontractor eliminate or reduce their work with us, or if the U.S. Government terminates or reduces these other contractors’ programs, does not award them new contracts or refuses to pay under a contract our financial and business condition may be adversely affected. Companies that do not have access to U.S. Government contracts may perform services as our subcontractor and that exposure could enhance such companies’ prospect of securing a future position as a prime U.S. Government contractor which could increase competition for future contracts and impair our ability to perform on contracts.

We may have disputes with our subcontractors arising from, among other things, the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontractor, our failure to extend existing task orders or issue new task orders under a subcontract, our hiring of a subcontractor’s personnel or the subcontractor’s failure to comply with applicable law. Current uncertain economic conditions heighten the risk of financial stress of our subcontractors, which could adversely impact their ability to meet their contractual requirements to us. If any of our subcontractors fail to timely meet their contractual obligations or have regulatory compliance or other problems, our ability to fulfill our obligations as a prime contractor or higher tier subcontractor may be jeopardized. Significant losses could arise in future periods and subcontractor performance deficiencies could result in our termination for default. A termination for default could eliminate a revenue source, expose us to liability and have an adverse effect on our ability to compete for future contracts and task orders, especially if the customer is an agency of the U.S. Government.

Sysorex Arabia is currently without contracts and is unable to repay its indebtedness, which could have an adverse impact on our financial condition.

As of December 31, 2013, Sysorex Arabia had minimal cash, $749,000 in deposits and $38,000 in other assets and inter-company balances and debts. Sysorex Arabia had an accumulated deficit balance of approximately $1,560,000. Sysorex Arabia’s largest contract was with Optical Connections Corp.’s (“OCC”), main contractor Tuwaiq Communications. This contract was to build three data centers to support OCC’s FTTH (Fiber to the Home) Network. It was signed in April 2008 and put on hold soon after because of OCC’s financial and legal troubles. The Saudi Arabian Telecom Agency has cancelled OCC’s license and our contract will be cancelled as well. Sysorex Arabia will need to determine whether or not it will pursue legal recourse. Therefore, Sysorex Arabia is currently without business and is seeking new contracts. Sysorex Arabia also has aging liabilities due to vendors, employees, social insurance payments, and partners amounting to approximately $2.7 million. This has been a result primarily of the OCC Data Center project as revenue and cash-flow projections did not materialize because of the delays.  Sysorex Arabia is working with local suppliers on payment plans.

Included in Sysorex Arabia’s liabilities is a judgment in the amount of $800,000 for non-performance by Sysorex’s shareholder.  That amount has been paid by the shareholder and Sysorex Arabia is waiting for the Saudi Courts to remove this judgment and release it from any claims. Sysorex Arabia has taken on several loans to finance the losses to date and to pay some liabilities.  In the event that any unsatisfied claims are made against the Company, this could have a material adverse effect on our financial condition if not resolved satisfactorily, as Sysorex Arabia would not be expected to satisfy its liabilities.

Our international business exposes us to geo-political and economic factors, regulatory requirements and other risks associated with doing business in foreign countries.

Our foreign operations pose complex management, foreign currency, legal, tax and economic risks, which we may not adequately address. We have foreign operations in the Middle East and expect to do business in South Asia.  These risks differ from and potentially may be greater than those associated with our domestic business.

Our international business is sensitive to changes in the priorities and budgets of international customers and geo-political uncertainties, which may be driven by changes in threat environments and potentially volatile worldwide economic conditions, various regional and local economic and political factors, risks and uncertainties, as well as U.S. foreign policy. Our international sales are subject to U.S. laws, regulations and policies, including the International Traffic in Arms Regulations (ITAR) and the Foreign Corrupt Practices Act (see below) and other export laws and regulations. Due to the nature of our products, we must first obtain licenses and authorizations from various U.S. Government agencies before we are permitted to sell our products outside of the U.S. We can give no assurance that we will continue to be successful in obtaining the necessary licenses or authorizations or that certain sales will not be prevented or delayed. Any significant impairment of our ability to sell products outside of the U.S. could negatively impact our results of operations and financial condition.

Our international sales are also subject to local government laws, regulations and procurement policies and practices which may differ from U.S. Government regulations, including regulations relating to import-export control, investments, exchange controls and repatriation of earnings, as well as to varying currency, geo-political and economic risks. Our international contracts may include industrial cooperation agreements requiring specific in-country purchases, manufacturing agreements or financial support obligations, known as offset obligations, and provide for penalties if we fail to meet such requirements. Our international contracts may also be subject to termination at the customer’s convenience or for default based on performance, and may be subject to funding risks. We also are exposed to risks associated with using foreign representatives and consultants for international sales and operations and teaming with international subcontractors, partners and suppliers in connection with international programs.  As a result of these factors, we could experience award and funding delays on international programs and could incur losses on such programs, which could negatively impact our results of operations and financial condition.

We are also subject to a number of other risks including:

•	the absence in some jurisdictions of effective laws to protect our intellectual property rights;

•	multiple and possibly overlapping and conflicting tax laws;

•	restrictions on movement of cash;

•	the burdens of complying with a variety of national and local laws;

•	political instability;

•	currency fluctuations;

•	longer payment cycles;

•	restrictions on the import and export of certain technologies;

•	price controls or restrictions on exchange of foreign currencies; and

•	trade barriers.

Our international operations are subject to special U.S. government laws and regulations, such as the Foreign Corrupt Practices Act, and regulations and procurement policies and practices, including regulations to import-export control, which may expose us to liability or impair our ability to compete in international markets.

Our international operations are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. We have operations and deal with governmental customers in countries known to experience corruption, including certain countries in the Middle East and in the future, the Far East. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants or contractors that could be in violation of various laws including the FCPA, even though these parties are not always subject to our control. We are also subject to import-export control regulations restricting the use and dissemination of information classified for national security purposes and the export of certain products, services, and technical data, including requirements regarding any applicable licensing of our employees involved in such work.

As a U.S. defense contractor we are vulnerable to security threats and other disruptions that could negatively impact our business.

As a U.S. defense contractor, we face certain security threats, including threats to our information technology infrastructure, attempts to gain access to our proprietary or classified information, and threats to physical security. These types of events could disrupt our operations, require significant management attention and resources, and could negatively impact our reputation among our customers and the public, which could have a negative impact on our financial condition, results of operations and liquidity.  We are continuously exposed to cyber-attacks and other security threats, including physical break-ins. Any electronic or physical break-in or other security breach or compromise may jeopardize security of information stored or transmitted through our information technology systems and networks. This could lead to disruptions in mission-critical systems, unauthorized release of confidential or otherwise protected information and corruption of data. Although we have implemented policies, procedures and controls to protect against, detect and mitigate these threats, we face advanced and persistent attacks on our information systems and attempts by others to gain unauthorized access to our information technology systems are becoming more sophisticated. These attempts include covertly introducing malware to our computers and networks and impersonating authorized users, among others, and may be perpetrated by well-funded organized crime or state sponsored efforts. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence. We continue to invest in and improve our threat protection, detection and mitigation policies, procedures and controls. In addition, we work with other companies in the industry and government participants on increased awareness and enhanced protections against cyber security threats. However, because of the evolving nature and sophistication of these security threats, which can be difficult to detect, there can be no assurance that our policies, procedures and controls have or will detect or prevent any of these threats and we cannot predict the full impact of any such past or future incident. We may experience similar security threats to the information and technology systems that we develop, install or maintain under customer contracts. Although we work cooperatively with our customers and other business partners to seek to minimize the impacts of cyber and other security threats, we must rely on the safeguards put in place by those entities. Any remedial costs or other liabilities related to cyber or other security threats may not be fully insured or indemnified by other means. Occurrence of any of these security threats could expose us to claims, contract terminations and damages and could adversely affect our reputation, ability to work on sensitive U.S. Government contracts, business operations and financial results.

Difficult conditions in the global capital markets and the economy generally may materially adversely affect our business and results of operations, and we do not expect these conditions to improve in the near future.

Our results of operations are materially affected by conditions in the global capital markets and the economy generally, both in the U.S. and elsewhere around the world.  Weak economic conditions generally, sustained uncertainty about global economic conditions, concerns about future U.S. government budget impasses or a prolonged or further tightening of credit markets could cause our customers and potential customers to postpone or reduce spending on technology products or services or put downward pressure on prices, which could have an adverse effect on our business, results of operations or cash flows.  Concerns over inflation, energy costs, geopolitical issues and the availability of credit, in the U.S. have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices and wavering business and consumer confidence, have precipitated an economic slowdown and a global recession. Domestic and international equity markets have been experiencing heightened volatility and turmoil. These events and the continuing market upheavals may have an adverse effect on our business. In the event of extreme prolonged market events, such as the global economic recovery, we could incur significant losses.

Risks Related to Our Common Stock

We are eligible to be treated as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data in this prospectus. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the Commission following the date we are no longer an “emerging growth company” as defined in the JOBS Act. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls in the future.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Our directors and executive officers beneficially own a significant number of shares of our common stock. Their interests may conflict with our outside stockholders, who may be unable to influence management and exercise control over our business.

As of the date of this prospectus, our executive officers and directors beneficially own approximately 43% of our shares of common stock.  As a result, our executive officers and directors may be able to:  elect or defeat the election of our directors, amend or prevent amendment to our articles of incorporation or bylaws, effect or prevent a merger, sale of assets or other corporate transaction, and control the outcome of any other matter submitted to the shareholders for vote. Accordingly, our outside stockholders may be unable to influence management and exercise control over our business.

We do not intend to pay cash dividends to our stockholders, so it is unlikely that stockholders will receive any return on their investment in our Company prior to selling stock in the Company.

We have never paid any dividends to our common stockholders as a public company. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any cash dividends in the foreseeable future. If we determine that we will pay cash dividends to the holders of our common stock, we cannot assure that such cash dividends will be paid on a timely basis. The success of your investment in the Company will likely depend entirely upon any future appreciation.  As a result, you will not receive any return on your investment prior to selling your shares in our Company and, for the other reasons discussed in this “Risk Factors” section, you may not receive any return on your investment even when you sell your shares in our Company.

Anti-Takeover, Limited Liability and Indemnification Provisions

Some provisions of our articles of incorporation and bylaws may deter takeover attempts, which may inhibit a takeover that stockholders consider favorable and limit the opportunity of our stockholders to sell their shares at a favorable price.

Under our articles of incorporation, our Board of Directors may issue additional shares of common or preferred stock.  Our Board of Directors has the ability to authorize “blank check” preferred stock without future shareholder approval. This makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us by means of a merger, tender offer, proxy contest or otherwise, including a transaction in which our stockholders would receive a premium over the market price for their shares and/or any other transaction that might otherwise be deemed to be in their best interests, and thereby protects the continuity of our management and limits an investor’s opportunity to profit by their investment in the Company.  Specifically, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in our best interest, shares could be issued by our Board of Directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover by:

•	diluting the voting or other rights of the proposed acquirer or insurgent stockholder group,

•	putting a substantial voting bloc in institutional or other hands that might undertake to support the incumbent Board of Directors, or

•	effecting an acquisition that might complicate or preclude the takeover.

Nevada Anti-Takeover Law may discourage acquirers and eliminate a potentially beneficial sale for our stockholders.

We are subject to the provisions of Section 78.438 of the Nevada Revised Statutes concerning corporate takeovers.  This section prevents many Nevada corporations from engaging in a business combination with any interested stockholder, under specified circumstances. For these purposes, a business combination includes a merger or sale of more than 5% of our assets, and an interested stockholder includes a stockholder who owns 10% or more of our outstanding voting stock, as well as affiliates and associates of these persons.  Under these provisions, this type of business combination is prohibited for three years following the date that the stockholder became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder is approved by the Board of Directors prior to the date the interested stockholder attained that status;

•
on consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 90% of the voting stock of the corporation outstanding at the time the transaction was commenced, excluding those shares owned by persons who are directors and also officers; or

•
on or subsequent to that date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least a majority of the outstanding voting stock that is not owned by the interested stockholder.

This statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Our indemnification of our officers and directors may cause us to use corporate resources to the detriment of our stockholders.

Our articles of incorporation eliminate the personal liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors to the fullest extent permitted by Nevada law.  This limitation does not affect the availability of equitable remedies, such as injunctive relief or rescission.  Our articles of incorporation require us to indemnify our directors and officers to the fullest extent permitted by Nevada law, including in circumstances in which indemnification is otherwise discretionary under Nevada law.

Under Nevada law, we may indemnify our directors or officers or other persons who were, are or are threatened to be made a named defendant or respondent in a proceeding because the person is or was our director, officer, employee or agent, if we determine that the person:

•
conducted himself or herself in good faith, reasonably believed, in the case of conduct in his or her official capacity as our director or officer, that his or her conduct was in our best interests, and, in all other cases, that his or her conduct was at least not opposed to our best interests; and

•	in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

These persons may be indemnified against expenses, including attorneys’ fees, judgments, fines, including excise taxes, and amounts paid in settlement, actually and reasonably incurred by the person in connection with the proceeding.  If the person is found liable to the corporation, no indemnification will be made unless the court in which the action was brought determines that the person is fairly and reasonably entitled to indemnity in an amount that the court will establish.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us under the above provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

The obligations associated with being a public company require significant resources and management attention, which may divert from our business operations.

Following consummation of our initial public offering, we became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports, proxy statements, and other information. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting.  Our Chief Executive Officer and Chief Financial Officer are required to certify that our disclosure controls and procedures are effective in ensuring that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We will need to hire additional financial reporting, internal controls and other financial personnel in order to enhance appropriate internal controls and reporting procedures.  As a result, we will incur significant legal, accounting and other expenses. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements. We anticipate that these costs will materially increase our selling, general and administrative expenses.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting.  In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies.  If we are unable to comply with the internal controls requirements of the Sarbanes-Oxley Act of 2002, then we may not be able to obtain the independent registered public accountants' certifications required by that act, which may preclude us from keeping our filings with the SEC current, and interfere with the ability of investors to trade our securities and our shares to continue to be listed on the Nasdaq stock market.

If we fail to establish and maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud.  Any inability to report and file our financial results accurately and timely could harm our reputation and adversely impact the trading price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud.  If we cannot provide reliable financial reports or prevent fraud, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation with investors may be harmed.  With each prospective acquisition we may make we will conduct whatever due diligence is necessary or prudent to assure us that the acquisition target can comply with the internal controls requirements of the Sarbanes-Oxley Act.  Notwithstanding our diligence, certain internal controls deficiencies may not be detected.  As a result, any internal control deficiencies may adversely affect our financial condition, results of operations and access to capital.  We have not performed an in-depth analysis to determine if historical undiscovered failures of internal controls exist, and may in the future discover areas of our internal controls that need improvement.

Risks Related to our Securities

Public company compliance may make it more difficult to attract and retain officers and directors.

The Sarbanes-Oxley Act and rules implemented by the SEC have required changes in corporate governance practices of public companies. As a public company, these rules and regulations increase our compliance costs and make certain activities more time consuming and costly. As a public company, these rules and regulations may make it more difficult and expensive for us to maintain our director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers, and to maintain insurance at reasonable rates, or at all.

Our stock price may be volatile.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

•	our ability to execute our business plan and complete prospective acquisitions;

•	changes in our industry;

•	competitive pricing pressures;

•	our ability to obtain working capital financing;

•	additions or departures of key personnel;

•	limited “public float” in the hands of a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for our common stock;

•	sales of our common stock (particularly following effectiveness of this registration statement);

•	operating results that fall below expectations;

•	regulatory developments;

•	economic and other external factors;

•	period-to-period fluctuations in our financial results;

•	our inability to develop or acquire new or needed technologies;

•	the public’s response to press releases or other public announcements by us or third parties, including filings with the SEC;

•
changes in financial estimates or ratings by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

•	the development and sustainability of an active trading market for our common stock; and

•	any future sales of our common stock by our officers, directors and significant stockholders.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

Our shares of common stock are thinly traded, the price may not reflect our value, and there can be no assurance that there will be an active market for our shares of common stock either now or in the future.

Our shares of common stock are thinly traded, our common stock is available to be traded and is held by a small number of holders, and the price may not reflect our actual or perceived value. There can be no assurance that there will be an active market for our shares of common stock either now or in the future. The market liquidity will be dependent on the perception of our operating business, among other things.  We will take certain steps including utilizing investor awareness campaigns, investor relations firms, press releases, road shows and conferences to increase awareness of our business. Any steps that we might take to bring us to the awareness of investors may require that we compensate consultants with cash and/or stock. There can be no assurance that there will be any awareness generated or the results of any efforts will result in any impact on our trading volume. Consequently, investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business, and trading may be at an inflated price relative to the performance of the Company due to, among other things, the availability of sellers of our shares. If an active market should develop, the price may be highly volatile. Because there is currently a relatively low per-share price for our common stock, many brokerage firms or clearing firms are not willing to effect transactions in the securities or accept our shares for deposit in an account. Many lending institutions will not permit the use of low priced shares of common stock as collateral for any loans.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market, including shares issuable upon the effectiveness of the registration statement relating to this prospectus, upon the expiration of any statutory holding period under Rule 144, or shares issued upon the exercise of outstanding options or warrants, it could create a circumstance commonly referred to as an “overhang” and, in anticipation of which, the market price of our common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

In general, a non-affiliated person who has held restricted shares for a period of six months, under Rule 144, may sell into the market our common stock all of their shares, subject to the Company being current in its periodic reports filed with the SEC.  As of September 9, 2014, approximately 5,793,531 shares of common stock of the 19,630,339 shares issued and outstanding were free trading. In our case an affiliate of the Company may sell an amount equal to the greater of 1% of the outstanding shares or the average weekly number of our shares sold in the last four weeks prior to such sale.  Such sales may be repeated once every three months, and any of the restricted shares may be sold by a non-affiliate without any restriction after they have been held one year.

Sales of substantial amounts of our common stock in the public market by the selling stockholders, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares.  As of September 9, 2014 we had approximately 19,630,339 shares of common stock outstanding (assuming none of our outstanding warrants are exercised).  Upon effectiveness of the registration statement relating to this prospectus, up to 5,768,470 shares of common stock held by the selling stockholders will become freely tradable without restriction under the Securities Act of 1933, as amended (the “ Securities Act ”), except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

In addition, as of June 30, 2014, there were 411,262 shares subject to outstanding warrants, 2,578,658 shares subject to outstanding options (including 625,000 outside of our plan) and an additional 680,842 shares (as amended) reserved for future issuance under our Amended and Restated 2011 Employee Stock Incentive Plan that will become, or have already become, eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended.

In accordance with lockup arrangements relating to our initial public offering on April 9, 2014, holders of an aggregate of 3,000,000 shares of our common stock held by the former Lilien members and 1,381,000 shares of our common stock held by former Shoom shareholders may not be sold until mid-October of 2014.  The shares held by these stockholders are included in the registration statement relating to this prospectus.  See “Shares Eligible for Future Sale - Rule 144”.

Forward Looking Statements

This prospectus contains forward-looking statements within the meaning of the Federal Securities laws.  These statements relate to future events or future predictions, including those relating to our future financial performance, and are based on current expectations, estimates, forecasts and projections about us, our future performance, our beliefs and management’s assumptions.  They are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “feel,” “confident,” “estimate,” “intend,” “predict,”  ”forecast,” “potential” or “continue” or the negative of such terms or other variations on these words or comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks described under “Risk Factors” that may cause the Company’s or its industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.  In addition to the risks described in these Risk Factors, important factors to consider and evaluate in such forward-looking statements include: (i) general economic conditions and changes in the external competitive market factors which might impact the Company’s results of operations; (ii) unanticipated working capital or other cash requirements including those created by the failure of the Company to adequately anticipate the costs associated with acquisitions and other critical activities; (iii) changes in the Company’s corporate strategy or an inability to execute its strategy due to unanticipated changes; and (iv) the failure of the Company to complete any or all of the transactions described herein on the terms currently contemplated.  In light of these risks and uncertainties, many of which are described in greater detail elsewhere in this Risk Factors discussion, there can be no assurance that the forward-looking statements contained in this prospectus will in fact transpire.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements.  We do not undertake any duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or changes in our expectations.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as ours to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will receive no proceeds from the sale of shares of common stock by the selling stockholders in this offering. The proceeds from the sales will belong to the selling stockholders. The registration statement relating to this prospectus includes registration of up to 139,584 shares of common stock under warrants held by our lender Bridge Bank, N.A. If Bridge Bank exercises these warrants, we will receive the proceeds of the warrant exercise of up to $210,000, which shall be used for general corporate purposes. Any proceeds received by Bridge Bank in the resale of the underlying shares of common stock will belong to Bridge Bank.

The Company will bear the cost of this registration statement.

SELLING STOCKHOLDERS

This prospectus relates to the possible resale by the selling stockholders upon expiration of a six-month lockup agreement running from the date of our initial public offering. We are filing the registration statement of which this prospectus forms a part pursuant to (i) the Agreement and Plan of Merger dated as of August 31, 2013 relating to the Shoom Acquisition, under which we agreed to provide certain registration rights with respect to sales by certain former shareholders of Shoom, Inc. of the shares of our common stock issued to them in the Shoom Acquisition; (ii) the Asset Purchase and Merger Agreement dated March 1, 2013 relating to the Lilien Acquisition, under which we agreed to provide certain registration rights with respect to sales by certain former members of Lilien Systems LLC of the shares of our common stock issued to them in the Lilien Acquisition, (iii) the Agreement and Plan of Merger dated December 20, 2013, as amended, relating to the AirPatrol Acquisition under which we agreed to provide certain registration rights with respect to sales by certain former securityholders of AirPatrol Corporation of the shares of our common stock issued to them in the AirPatrol Acquisition, and (iv) piggy-back registration rights granted to other selling stockholders. The selling stockholders, may, from time to time, offer and sell pursuant to this prospectus any or all of the shares that they hold or that may be acquired by them from the Company. The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them, and other than the above-mentioned acquisition agreements and six-month lockup agreements, we have no other agreements, arrangements or understandings with the selling stockholders regarding the sale of any of their shares.

The following table presents information regarding the selling stockholders and the shares that they may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by the selling stockholders, and reflects their holdings as of August 27, 2014.

Except for the following officers of our subsidiaries, none of the selling stockholders nor any of their affiliates currently holds an executive office, or has any other material relationship, with us or any of our predecessors or affiliates:  Geoffrey I. Lilien, CEO of Lillien Systems; Bret R. Osborn, President of Lilien Systems; Dhruv Gulati, Executive Vice President of Lilien Systems; William Freschi, CEO of Shoom, Inc.; Dan Cole, President of Shoom, Inc.; Sharon Ryoji, Senior Vice President of Shoom, Inc.; and Cleve Adams, CEO of AirPatrol Corporation.

As used in this prospectus, the term “selling stockholders” includes each of the selling stockholders and any donees, pledgees, transferees or other successors in interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge or other non-sale related transfer. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. The percentage of shares beneficially owned prior to the offering is based on 19,630,339 shares of our common stock actually outstanding as of September 9, 2014.

Selling Stockholder	Shares Beneficially Owned Before this Offering	Percentage of Outstanding Shares Beneficially Owned Before this Offering(1)	Shares to be Sold in this Offering	Percentage of Outstanding Shares Beneficially Owned After this Offering(2)
AGC Partners, LLC (31)(56)	17,600	*	17,600	-
Andrew K. Boszhardt Jr. (43)(54)	108,919	*	108,919	-
Ashok Chandra(54)	179	*	179	-
Austin Guthals (44) (54)	4,498	*	1,518	*
AVG Ventures, LP (29) (56)	215,957	1.10%	215,957	-
Balanced Growth Fund (22) (54)	276	*	276	-
Boszhardt Family Revocable Trust UAD 06/02/2010 (3) (4) (43) (54)	27,855	*	27,855	-
Brad Rotter (27) (56)	63,470	*	63,470	-
Bret R. Osborn (25) (55)	611,006	3.11%	611,006	-
Bridge Bank, National Association (34)	139,584	*	139,584	-
Cleve Adams (32) (56)	78,750	*	60,000	*
Craig Bertero (43) (54)	4,829	*	4,829	-
Dan Cole (40) (43) (54)	68,214	*	62,125	*
DB Securities Inc. as custodian F/B/O IRA FBO John A. Kryzanowski, IRA (18) (43) (54)	14,345	*	14,345	-
Deborah Whittaker (43) (54)	23,909	*	23,909	-
Dhruv Gulati (24) (55)	442,883	2.26%	442,883	-
Donna Muserlian Dixon (54)	598	*	598	-
Ed Shea (36) (43) (54)	49,320	*	49,320	-
Edwin R. Bindseil (43) (54)	5,977	*	5,977	-
Elisa V. Barnes (45) (55)	34,904	*	32,091	*
Eric I. Borsky (46) (55)	99,085	*	96,272	*
Eric Wold (54)	478	*	478	-
Fraydun Manocherian (43) (54)	29,886	*	29,886	-
Fred Kassner (21) (43) (54)	44,199	*	44,199	-
Geneseo Communications, Inc. (35)	400,000	2.04%	400,000	-
Geoffrey I. Lilien (3) (23) (55)	1,539,241	7.84%	1,539,241	-
Gina and David Nellesen (43) (54)	23,909	*	23,909	-

Selling Stockholder	Shares Beneficially Owned Before this Offering	Percentage of Outstanding Shares Beneficially Owned Before this Offering(1)	Shares to be Sold in this Offering	Percentage of Outstanding Shares Beneficially Owned After this Offering(2)
Gloria Medel (47) (54)	3,078	*	797	*
Guy Levi-Yurista (33) (56)	30,000	*	30,000	-
Henry F. Bannister (54)	16,337	*	16,337	-
Henry F. Bannister IRA (20) (43) (54)	400	*	400	-
Herbert R. Porter, Jr. (43) (54)	5,977	*	5,977	-
Holdstein Revocable Trust (19) (43) (54)	19,278	*	19,278	-
Howard Lee (43) (54)	24,634	*	24,634	-
Hugh J. Connerty, Jr. (43) (54)	48,564	*	48,564	-
James E. Lynch and Susan S. Lynch 2000 Revocable Trust (10) (54)	2,715	*	2,715	-
James Pond (54)	7	*	7	-
Jeff Wold (54)	478	*	478	-
Jeffrey C. Felt (43) (54)	9,032	*	9,032	-
Joan K. Cavazuti (54)	598	*	598	-
John Anderson (54)	68	*	68	-
John Paquette (43) (54)	112,049	*	112,049	-
Jon D. & Linda W. Gruber Trust dated 7-4-04 (7) (43) (54)	23,909	*	23,909	-
Joseph Scarfi (43) (54)	7,770	*	7,770	-
Kenneth S. Rosenberg (48) (55)	18,983	*	15,233	*
Kim S. & Valri L. Peyser (43) (54)	10,501	*	10,501	-
Lydia Connerty (43) (54)	23,161	*	23,161	-
Marcos J. Garcia (49) (54)	2,782	*	233	*
Margaret M. Mooney (54)	598	*	598	-
Marshall Weinstein (43) (54)	3,288	*	3,288	-
Matthew C. Cummins (26) (55)	23,260	*	20,447	*
Michael Onufer (43) (54)	46,397	*	46,397	-
Michael Orsak (37) (56)	6,667	*	6,667	-
Nolan Bushnell (38) (56)	6,667	*	6,667	-

Patricia M. Golding (54)	598	*	598	-
Paulina McMahon (54)	12	*	12	-
Peter E. C. Muserlian (54)	598	*	598	-
Robert H. Muirhead (50) (55)	51,571	*	44,071	*
Robert J. Malone Revocable Trust dated September 28, 2007 (11) (54)	1,993	*	1,993	-
Robert M. Freeman (43) (54)	39,847	*	39,847	-
Robert R. Tufts and Joyce A. Tufts, Trustees U/A Dated September 18,1987 (14) (54)	2,541	*	2,541	-
Russ Holdstein (43) (54)	3,985	*	3,985	-
Sharon Ryoji (51) (54)	7,664	*	233	*
Suzanne Branchflower (43) (54)	3,587	*	3,587	-
The Barton Trust (30) (56)	20,000	*	20,000	-
The Hasan 1995 Living Trust dated 3/16/95 (5) (43) (54)	40,763	*	40,763	-
The Kryzanowski Family Revocable Trust UAD 05/18/98 (9) (43) (54)	60,144	*	60,144	-
The Mary K. Foust Trust dated 5/19/00 (6) (43) (54)	4,568	*	4,568	-
The Susan Jackson Trust, dated 9/15/89 (8) (54)	680	*	680	-
Thomas C. Degenhardt (43) (54)	7,173	*	7,173	-
Thorner Ventures (13) (43) (54)	10,672	*	10,672	-
Tom Plunkett (54)	1,686	*	1,686	-
Traditions, LP (28) (56)	605,781	3.9%	605,781	-
US Bank N.A. IRA Custodian FBO Walter Sall (17) (54)	1,196	*	1,196	-
W. Bruce Wold & Karen D. Wold 1990 Revocable Trust (15) (43) (54)	37,297	*	37,297	-
W.J. & K.H. Freschi Trust u/a dated 6/27/97 (16) (43) (54)	362,944	1.85%	362,944	-
Walter G. Sall (54)	1,685	*	1,685	-
William Crowell (39) (56)	6,667	*	6,667	-
William J. Freschi, III (41) (43) (54)	29,998	*	23,909	*
William T. Becker (52) (55)	34,904	*	32,091	*
Yuriy Yuryerich Yermilov (53) (54)	3,051	*	1,518	*
TOTALS:	5,838,674		5,768,470

 * Less than 1%

(1)	Based on 19,630,339 outstanding shares of our common stock as of September 9, 2014.
(2)	Assumes the sale of all the shares offered by the selling stockholders.
(3)	The selling stockholder may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.
(4)
Julia Boszhardt and Douglas Boszhardt, as trustees of the foregoing trust, have voting and investment power over the shares being offered by this selling stockholder.  Mr. Douglas Boszhardt is affiliated with a broker-dealer.

(5)	Hasan Kamil has voting and investment power over the shares being offered by the selling stockholder.
(6)	Mary K. Foust is the trustee of the Mary K. Foust Trust, and as such has voting and investment power over the securities held by this selling stockholder.
(7)	Jon D. Gruber and Linda W. Gruber are trustees of this trust, and each has voting and investment power over the shares held by the selling stockholder.
(8)	Susan Jackson is the trustee of the Susan Jackson Trust, and has voting and investment power over the shares held by the selling stockholder.
(9)	John Kryzanowski and Vicki Hofmeister are trustees of this trust, and each have voting and investment power over the shares held by the selling stockholder.
(10)	James Ewing Lynch is the trustee of this trust, and has voting and investment power over the shares held by the selling stockholder.
(11)	Robert J. Malone is the trustee of this trust, and has voting and investment power over the shares held by the selling stockholder.
(12)	Reserved.
(13)	Tom Thorner is Managing Partner of Thorner Ventures, and as such he holds voting and investment power over the shares held by this selling stockholder.
(14)
Robert R. Tufts and Joyce A. Tufts each hold voting and investment power over the shares held by this selling stockholder, held in the name of “Robert R. Tufts and Joyce A. Tufts, Trustees U/A Dated September 18,1987”, a grantor intervivos trust.

(15)	W. Bruce Wold is a trustee of this trust, and has voting and investment power over the shares held by this selling stockholder. Mr. Wold is a former director of Shoom, Inc. prior to the Shoom Acquisition.

(16)	William J. and Katherine H. Freschi are trustees of this trust, and each have voting and investment power over the shares held by this selling stockholder. William J. Freschi is CEO of our subsidiary Shoom, Inc.

(17)	Represents shares held in an individual retirement account of Walter G. Sall. Mr. Sall is the beneficial owner of the shares held in this account. U.S. Bank N.A. is the custodian of the IRA account.
(18)
Represents shares held in an individual retirement account of John A. Kryzanowski.  Mr. Kryzanowski is the beneficial owner of the shares held in this account.  DB Securities Inc. is the custodian of the IRA account.

(19)	Russell Holdstein is a trustee of this trust, has voting and investment power over the shares held by this selling stockholder.
(20)	Represents shares held in an individual retirement account of Henry F. Bannister. Mr. Bannister is the beneficial owner of the shares held in this account.
(21)
The shares of this selling stockholder are held in Trust B under Article NINTH of the will of Fred E. Kassner.  Gerda Kassner, Ellen Teitelbaum and Michelle Kassner are each trustees of the foregoing trust, and as such they each have voting and investment power over the shares held by this selling stockholder.

(22)	Larry Porter is General Partner of the Balanced Growth Fund, and has voting and investment power over the shares held by this selling stockholder.
(23)	Mr. Lilien is CEO of Lilien Systems, a wholly owned subsidiary of the Company and a director of the Company.
(24)	Dhruv Gulati is Executive Vice President of Lilien Systems, a wholly owned subsidiary of the Company, and is a former director of the Company.
(25)	Bret Osborn is President of Lilien Systems, a wholly owned subsidiary of the Company, and is a former director of the Company.
(26)
Mr. Cummins holds 20,447 shares which are being registered under the registration statement related to this prospectus.  Mr. Cummins also holds vested options for the purchase of 2,813 shares of Company common stock.

(27)
Bradley Rotter is the founder and former Chairman of the Board of AirPatrol Corporation.  Mr. Rotter served as chairman until the date of the AirPatrol Acquisition on April 18, 2014.   Excludes up to 316,950 shares of common stock of AirPatrol Acquisition Holdback Shares that may be issued to this selling stockholder in accordance with the terms of the AirPatrol Acquisition.

(28)
Timothy B. Harmon is President of the general partner of Traditions LP.  Mr. Harmon formerly served as director of AirPatrol Corporation until the AirPatrol Acquisition on April 18, 2014.  Excludes up to 214,130 shares of common stock of AirPatrol Acquisition Holdback Shares that may be issued to this selling stockholder in accordance with the terms of the AirPatrol Acquisition.

(29)
James Brown is Manager of AVG Ventures, LP, and has voting and investment power over the shares held by this selling stockholder.  This selling stockholder is not a broker-dealer.  Excludes up to 44,780 shares of common stock of AirPatrol Acquisition Holdback Shares that may be issued to this selling stockholder in accordance with the terms of the AirPatrol Acquisition.

(30)	Lee Vakas is a Director of Toro Liberty Pty Ltd., Trustee for The Barton Trust. In this capacity, Mr. Vakas has voting and investment power over the shares held by this selling stockholder.
(31)
Includes 17,600 shares being registered under the registration statement relating to this prospectus. The shares of this selling stockholder are held by Americas Growth Capital, LLC dba AGC Partners.  M. Benjamin Howe is Chief Executive Officer of AGC Partners, and has voting and investment power over the shares held by this selling stockholder.  ACG Partners is a broker-dealer and received the above-listed shares as compensation for investment banking services to the Company in connection with the AirPatrol Acquisition.  Excludes up to 4,644 shares of common stock of AirPatrol Acquisition Holdback Shares that may be issued to this selling stockholder in accordance with the terms of the AirPatrol Acquisition.

(32)
Cleve Adams is the Chief Executive Officer of AirPatrol Corporation, a wholly-owned subsidiary of the Company.  Mr. Adams holds 60,000 shares which are being registered under the registration statement related to this prospectus.  Mr. Adams also holds vested options for the purchase of 18,750 shares of Company common stock.

(33)	Guy Levi-Yurista is the former Chief Technology Officer of AirPatrol Corporation, a wholly-owned subsidiary of the Company.
(34)
Includes 83,334 shares under a warrant dated March 20, 2013, and 56,250 shares under a warrant dated August 29, 2013.  The foregoing warrants were issued by the Company in connection with a secured loan from Bridge Bank N.A. Thomas A. Sa has voting and investment power over the shares held by this selling stockholder.

(35)	Scott D. Rubins is President and Chief Executive Officer of Geneseo Communications, Inc., and has voting and investment power over the shares held by this selling stockholder.
(36)
The shares of this selling stockholder are held in the Survivor’s Trust U/A Eighth – E&M Shea Revocable Trust.  John C. Morrissey is a trustee of the foregoing trust, and has voting and investment power over the shares held by this selling stockholder.

(37)
Mr. Orsak formerly served as a director of AirPatrol Corporation until the AirPatrol Acquisition on April 18, 2014.  Excludes up to 11,610 shares of common stock of AirPatrol Acquisition Holdback Shares that may be issued to this selling stockholder in accordance with the terms of the AirPatrol Acquisition.

(38)	Mr. Bushnell formerly served as a director of AirPatrol Corporation until the AirPatrol Acquisition on April 18, 2014.
(39)	Mr. Crowell formerly served as a director of AirPatrol Corporation until the AirPatrol Acquisition on April 18, 2014.
(40)
Dan Cole is President of our subsidiary Shoom, Inc.  Mr. Cole holds 62,125 shares which are being registered under the registration statement related to this prospectus.  Mr. Cole also holds vested options for the purchase of 6,089 shares of Company common stock.

(41)
William J. Freschi, III is CEO of our subsidiary Shoom, Inc.  Mr. Freschi holds 23,909 shares which are being registered under the registration statement related to this prospectus.  Mr. Freschi also holds vested options for the purchase of 6,089 shares of Company common stock.

(42)	Reserved.

(43)
Includes a portion of the aggregate of 244,803 shares held in escrow in connection with the Shoom acquisition as partial security against the payment and performance of the Shoom shareholders obligation under the merger agreement. The escrow shares not applied to an indemnification claim will be released from the escrow account to the applicable shareholders on a pro-rata basis one year after the closing date.

(44)
Mr. Guthals holds 1,518 shares which are being registered under the registration statement related to this prospectus.  Mr. Guthals also holds vested options for the purchase of 2,980 shares of Company common stock.

(45)
Ms. Barnes holds 32,091 shares which are being registered under the registration statement related to this prospectus.  Ms. Barnes also holds vested options for the purchase of 2,813 shares of Company common stock.

(46)
Mr. Borsky holds 96,272 shares which are being registered under the registration statement related to this prospectus.  Mr. Borsky also holds vested options for the purchase of 2,813 shares of Company common stock.

(47)
Ms. Medel holds 797 shares which are being registered under the registration statement related to this prospectus.  Ms. Medel also holds vested options for the purchase of 2,281 shares of Company common stock.

(48)
Mr. Rosenberg holds 15,233 shares which are being registered under the registration statement related to this prospectus.  Mr. Rosenberg also holds vested options for the purchase of 3,750 shares of Company common stock.

(49)
Mr. Garcia holds 233 shares which are being registered under the registration statement related to this prospectus.  Mr. Garcia also holds vested options for the purchase of 2,549 shares of Company common stock.

(50)
Mr. Murihead holds 44,071 shares which are being registered under the registration statement related to this prospectus.  Mr. Murihead also holds vested options for the purchase of 7,500 shares of Company common stock.

(51)
Sharon Ryoji is Senior Vice President of our subsidiary Shoom, Inc.  Ms. Ryoji holds 233 shares which are being registered under the registration statement related to this prospectus.  Ms. Ryoji also holds vested options for the purchase of 7,431 shares of Company common stock.

(52)
Mr. Becker holds 32,091 shares which are being registered under the registration statement related to this prospectus.  Mr. Becker also holds vested options for the purchase of 2,813 shares of Company common stock.

(53)
Mr. Yermilov holds 1,518 shares which are being registered under the registration statement related to this prospectus.  Mr. Yermilov also holds vested options for the purchase of 1,533 shares of Company common stock.

(54)	Represents shares of common stock acquired by the selling stockholder in connection with the Shoom Acquisition.

(55)	Represents shares of common stock acquired by the selling stockholder in connection with the Lilien Acquisition.

(56)	Represents shares of common stock acquired by the selling stockholder in connection with the AirPatrol Acquisition.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by the selling stockholders. The common stock may be sold or distributed from time to time by the selling stockholders directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus could be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents;

•	“at the market” into an existing market for the common stock;

•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.  We are not able to presently estimate the amount of compensation that any agent will receive.

We know of no existing arrangements between any of our stockholders, and any broker, dealer, underwriter or agent relating to the sale or distribution of the shares offered by this prospectus.  At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters or dealers and any compensation from the selling stockholder, and any other required information.

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the Nasdaq Capital Market under the symbol “SYRX”.  Prior to our initial public offering on April 8, 2014, our common stock was previously quoted on the OTC Pink market under the symbol SYRX (since June 2, 2011).  Prior to that our common stock was quoted under the symbol SFTL.  As of September 9, 2014 there were 603 holders of record of our common stock.

The following table sets forth the high and low sales prices on Nasdaq following our listing on the Nasdaq Capital Market, and prior to such time, the historical high and low bid prices for our common stock for the periods indicated as reported by the OTC Markets. The bid quotations reported by the OTC Markets reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. All prices reflect the 1-for-20 reverse split effected on June 3, 2011, and the 1-for-2 reverse stock split effected on April 8, 2014.

Period	High	Low

Year Ending December 31, 2014
July 1, 2014 through September 9, 2014	$4.45	$2.80
April 1, 2014 through June 30, 2014	$6.21	$3.44
January 1, 2014 through March 31, 2014	$6.50	$2.25

Year Ended December 31, 2013
October 31, 2013 through December 31, 2013	$6.90	$2.00
July 1, 2013 through September 30, 2013	$7.00	$4.80
April 1, 2013 through June 30, 2013	$3.00	$2.00
January 1, 2013 through March 31, 2013	$3.20	$0.68

Year Ended December 31, 2012
October 1, 2012 through December 31, 2012	$2.04	$0.80
July 1, 2012 through September 30, 2012	$2.40	$2.04
April 1, 2012 through June 30, 2012	$4.40	$0.48
January 1, 2012 through March 31, 2012	$4.36	$1.68

Year Ended December 31, 2011
October 1, 2011 through December 31, 2011	$4.16	$4.04
July 1, 2011 through September 30, 2011	$11.60	$5.60
April 1, 2011 through June 30, 2011	$40.00	$11.60
January 1, 2011 through March 31, 2011	$3.20	$0.56

The last reported closing price of our common stock on the Nasdaq Capital Market on September 9, 2014 was $2.95 per share.

Dividend Policy

Sysorex Global Holdings Corp. has not declared nor paid any cash dividend on our common stock, and we currently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future.  The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors considers significant.

Registration Rights Agreements

The Company has entered into registration rights agreements concerning an aggregate of 6,920,584 shares of common stock. Pursuant to the March 20, 2013 Lilien acquisition, the Company agreed to register 3,000,000 shares of its common stock issued to the former Lilien Members (as defined in the Lilien Agreement) of which 166,667 shares were registered for Geoffrey Lilien under the S-1 registration statement that was declared effective by the SEC on April 8, 2014 (the “Prior S-1”) . Under the Registration Rights Agreements dated March 15, 2013 and August 29, 2013, the Company agreed to register 83,334 and 56,250 shares of common stock, respectively, underlying warrants issued to Bridge Bank, N.A. in connection with credit facilities. Pursuant to the Shoom Acquisition, the Company agreed to register 1,381,000 shares issued to the former Shoom Shareholders following the effective date of the Prior S-1. Pursuant to the Agreement and Plan of Merger dated December 20, 2013, between the Company and AirPatrol, the Company agreed to register the 2,000,000 shares on a subsequent resale registration statement.  No sales are permitted under lock-up agreements with any of these stockholders until six months after the closing of our initial public offering. Pursuant to the sale of 400,000 shares of common stock to Geneseo Communications, Inc. on February 24, 2014, the Company agreed to grant piggy-back registration rights for such shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion should be read in conjunction with the consolidated financial statements and the related notes contained elsewhere in this prospectus. In addition to historical information, the following discussion contains forward looking statements based upon current expectations that are subject to risks and uncertainties.  Actual results may differ substantially from those referred to herein due to a number of factors, including, but not limited to, risks described in the section entitled “Risk Factors” and elsewhere in this prospectus.

Except where indicated, all share and per share data in this section, as well as the consolidated financial statements, reflect the reverse stock split effected on April 8, 2014.

Overview of Our Business

Sysorex provides a variety of IT services and technologies that enable customers to manage, protect and monetize their enterprise assets whether on-premise, in the Cloud, or via mobile devices. The Company’s business focuses primarily on Big Data analytic solutions and services. The recent acquisition of AirPatrol Corporation (“AirPatrol”), a developer of location-based cybersecurity and commercial services systems for mobile devices, on April 18, 2014, has provided the Company with the opportunity to expand its capabilities into location-based detection products. The Company expects that location data from AirPatrol will also drive new data analytic offerings. Historically, our customer base was made up 100% of government agencies. However, the recent acquisitions in 2013 of Lilien System (“Lilien”), an enterprise IT infrastructure solutions and data analytics provider and Shoom, Inc. (“Shoom”), a provider of Cloud-based data analytics and enterprise solutions to the media, publishing, and entertainment industries, our customer base has significantly shifted. Currently, approximately 90% of the revenues we earn are from commercial enterprises and approximately 10% are from government agencies.

Our Business Strategy and Products

The acquisitions of Lilien and Shoom have expanded our depth of enterprise service offerings, including Big Data services and Cloud-based advanced analytics. Shoom also provides Sysorex with secure Cloud-based software products, which result in higher gross margins. AirPatrol provides location based technologies for mobile cyber security applications as well as other location-based services. These acquisitions reflect our business strategy, the purpose of which is to transform Sysorex from a services company to a technology company. We believe the acquisitions also provide us with an opportunity for vertical market and geographic expansion. We intend to focus our expansion efforts in the U.S. market but may consider and reserve the right to pursue international acquisitions and business opportunities.

Cyber security and Big Data analytics are the areas we are targeting because we believe, based on industry data, that these are growing market segments. Our plan is to acquire technology companies, some of which may have patented technology, which we believe will give us an advantage over our competitors. However, the IT services and technologies industry is extremely competitive and many of the providers in the industry are extremely large and well financed. Therefore, there is a risk that the technologies we acquire or develop might not be able to compete with the better-financed marketing and sales efforts of our larger competitors or that the technology could become obsolete if our competitors develop better products.

Recent events such as the budget impasse and sequestration in the federal government could continue to impact government customer funding for projects that Sysorex is pursuing by delaying payment or decisions on contract/task order awards, as the Company has experienced with prior awards, including the U.S. Navy SPAWAR contract, awarded in February 2013. However, our government contracts are currently less than 10% of our total revenues. Such government contracts typically have a three to five year term and we believe that our recent government contract revenues will be indicative of future government contract based revenues. AirPatrol also has a large government service customer base which could also be impacted by any future delays in government funding.

Lilien’s revenues are typically driven by purchase orders that are received on a monthly basis. Approximately 25% of these purchase orders are recurring contracts that range from one to five years for warranty and maintenance support. For these contracts the customer is invoiced one time and pays Lilien upfront for the full term of the warranty and maintenance contract. Revenue from these contracts is determinable ratably over the contract period with the unearned revenue recorded as deferred revenue and amortized over the contract period. Lilien has a 29-year history and a high repeat customer rate of approximately 60% annually. Lilien’s revenues are diversified over hundreds of customers and no one customer exceeds 15% of its revenues. Management believes this diversification provides stability to Lilien’s revenue streams.

Shoom’s software-as-a-service (SaaS) contracts are typically performed for periods of one or more years and Shoom has a high customer retention rate. Shoom offers eSolutions including eTearsheets, invoicing, CRM, and other products and services to 750 newspapers in the Cloud. Cloud or SaaS based analytics is a growing market that Sysorex intends to pursue beyond the media vertical that Shoom is in today. Shoom has been in business for over 10 years and has been providing its Cloud solutions for over four years.

We believe the accretive impact of our acquisition strategy is becoming evident as the six months ended June 30, 2014 include six months of Lilien and Shoom revenues and two and one half months of AirPatrol revenues, resulting in an increase in revenues of approximately $13 million as compared to the six months ended June 30, 2013. We also anticipate synergies and operational efficiencies to improve revenues and profitability for Sysorex, Lilien, AirPatrol and Shoom over the next 12 months. Sysorex’s U.S. government operations are profitable and this division is expected to grow as a result of the U.S. Navy SPAWAR contract awarded in 2013 and the U.S. Army PMSS-3 Program, which is a $450 million five-year task order based multiple award contract granted to Sysorex earlier this year.  The U.S. Navy SPAWAR contract started releasing task orders in 2014; however, the U.S. Army PMSS-3 Program is currently under automatic stay as some of the un-successful bidders are challenging the agency's selection decision and therefore the government will not be issuing any task orders until the protests are resolved. With the addition of Shoom we believe that our liquidity will improve significantly as Shoom’s business model generates approximately 79% gross margins. We believe that our shift to technology based business lines like Shoom and other future acquisitions will increase our customer base and, in turn, increase revenues to a level that will allow us to achieve profitability.

Recent Events

Reverse Stock-Split

In connection with the Company’s initial public offering described below and in order to satisfy the initial listing requirements for The NASDAQ Capital Market, on April 8, 2014 the Company filed a Certificate of Amendment to its Articles of Incorporation (the “Certificate of Amendment”) with the Secretary of State of the State of Nevada to effect a one-for-two reverse split (the “Reverse Split”) of the Company’s common stock, with no reduction in authorized capital.

April 2014 Initial Public Offering

On April 9, 2014, in connection with an offering (the “Offering”) by the Company of an aggregate of 3,333,333 shares (the “Shares”) of the Company’s common stock, at a price to the public of $6.00 per Share, including 166,667 shares sold by a selling stockholder, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Wellington Shields & Co. LLC, and Dougherty & Co. LLC. (collectively, the “Underwriters”), with respect to the sale by the Company and the purchase by the Underwriters of  the Shares.   The Shares were registered for offer and sold pursuant to an effective Registration Statement on Form S-1 (File No. 333-191648) and a related prospectus.

On April 15, 2014, upon the closing of the Offering, the Company received approximately $17.7 million from the sale of 3,166,666 Shares in the Offering, excluding the Shares sold by the selling stockholder, after deducting the underwriting discounts and commissions.  The net proceeds of the Offering were used in connection with the acquisition of AirPatrol and will also be used to expand the Company’s sales and marketing efforts, including expanding its Washington, D.C. office, for future strategic acquisitions, and for working capital and other general corporate purposes.

Nasdaq Listing

On April 10, 2014, in connection with the offering of the Shares described above, the Company’s common stock began trading on The NASDAQ Capital Market, under the symbol “SYRX”.

AirPatrol Merger

On April 18, 2014, the Company became the holder of 100% of the outstanding capital stock of AirPatrol upon the consummation of the transactions contemplated by that certain Agreement and Plan of Merger by and between the Company and Airpatrol (the “Airpatrol Merger Agreement”). In accordance with Amendment 2 to the Airpatrol Merger Agreement, the AirPatrol acquisition was deemed effective as of April 16, 2014 for accounting purposes.   At the closing, the Company (i) paid or initiated actions to pay a total of $8,466,258 to various former stockholders, former noteholders, former directors, professional service firms and continuing officers, (ii) issued a total of 1,042,809 shares of its common stock to former stockholders, directors, and continuing officers of AirPatrol, and to the investment banking firm of AGC Partners, LLC, and (iii) issued 800,000 shares of its common stock into a holdback escrow.  A working capital adjustment applied at closing reduced cash consideration by approximately $486,000 and reduced stock merger consideration by 157,192 shares.  Additionally, a total of $1,047,781 was deducted from cash merger consideration in conjunction with repayment of AirPatrol’s indebtedness to the Company. None of the persons receiving merger consideration from the Company at the closing had any material relationship, other than in respect of the merger transaction, with the Company, its affiliates, directors, officers, or any associate of such directors and officers.

JOBS Act

Pursuant to Section 107 of the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until such time as those standards apply to private companies.  We have irrevocably elected to opt out of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles, or GAAP. In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 2 of the audited financial statements for the years ended December 31, 2013 and 2012. We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.  There have been no changes to estimates during the periods presented in the filing. Historically changes in management estimates have not been material.

Revenue Recognition

We provide IT solutions and services to  customers with revenues derived primarily from the sale of third-party hardware and software products, software, assurance, licenses and other consulting services, including maintenance services. The products and services we sell, and the manner in which they are bundled, are technologically complex and the characterization of these products and services require judgment in order to apply revenue recognition policies. For all these revenue sources, we determine whether we are the principal or agent in accordance with Accounting Standards Codification Topic, 605-45 Principal Agent Considerations.

We allocate the total arrangement consideration to the deliverables based on an estimated selling price of our products and services and report revenues containing multiple deliverable arrangements under ASC 605-25 “Revenue Arrangements with Multiple Deliverables” (“ASC-605-25”). These multiple deliverable arrangements primarily consist of the following deliverables: third-party computer hardware, third-party software, third-party hardware and software maintenance (a.k.a. support), and third-party services. We determine the estimated selling price using cost plus a reasonable margin for each deliverable, which was based on our established policies and procedures for providing customers with quotes, as well as historical gross margins for our products and services. From time to time our personnel are contracted to perform installation and services for the customer. In situations where we bundle all or a portion of the separate elements, Vendor Specific Objective Evidence (“VSOE”) is determined based on prices when sold separately.  Our revenue recognition policies vary based upon these revenue sources and the mischaracterization of these products and services could result in misapplication of revenue recognition polices.

We recognize revenue when the following criteria are met (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Generally, these criteria are met upon shipment to customers with respect to the sales of hardware and software products. With respect to our maintenance and other service agreements, this criteria is met once the service has been provided. Revenue from the sales of our services on time and material contracts is recognized based on a fixed hourly rate as direct labor hours are expended. We recognize revenue for sales of all services on a fixed fee ratably over the term of the arrangement as such services are provided. The Company evaluates whether the revenues it receives from the sale of hardware and software products, licenses, and services, including maintenance and professional consulting services should be recognized on a gross or net basis on a transaction by transaction basis. We maintain primary responsibility for the materials and procedures utilized to service our customers, even in connection with the sale of third party-products and maintenance services as we are responsible for the fulfillment and acceptability of the products and services purchased by our customers. In addition, the nature of the products sold to our customers are such that they need configuration in order to be utilized properly for the purposes intended by the customer and therefore we assume certain responsibility for product staging, configuration, installation, modification, and integration with other client systems, or retain general inventory risk upon customer return or rejection. Our customers rely on us to develop the appropriate solutions and specifications applicable to their specific system and then integrate any such required products or services into their systems. As described above, we are responsible for the day to day maintenance and warranty services provided in connection with all of our existing customer relationships, whether such services are ultimately provided directly by the Company and its employees or by the applicable third party service provider. As of the date of this filing, after an evaluation of all of our existing customer relationships, we have concluded that we are the primary obligor to all of our existing customers and therefore recognize all revenues on a gross basis.

Long-lived Assets

We account for our long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“ASC 360”), which requires that long-lived assets be evaluated whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed. Some of the events or changes in circumstances that would trigger an impairment test include, but are not limited to:

•	significant under-performance relative to expected and/or historical results (negative comparable sales growth or operating cash flows for two consecutive years);

•	significant negative industry or economic trends;

•	knowledge of transactions involving the sale of similar property at amounts below our carrying value; or

•	our expectation to dispose of long-lived assets before the end of their estimated useful lives, even though the assets do not meet the criteria to be classified as “held for sale.”

Long-lived assets are grouped for recognition and measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. The impairment test for long-lived assets requires us to assess the recoverability of our long-lived assets by comparing their net carrying value to the sum of undiscounted estimated future cash flows directly associated with and arising from our use and eventual disposition of the assets. If the net carrying value of a group of long-lived assets exceeds the sum of related undiscounted estimated future cash flows, we would be required to record an impairment charge equal to the excess, if any, of net carrying value over fair value.

When assessing the recoverability of our long-lived assets, which include property and equipment and finite-lived intangible assets, we make assumptions regarding estimated future cash flows and other factors. Some of these assumptions involve a high degree of judgment and also bear a significant impact on the assessment conclusions. Included among these assumptions are estimating undiscounted future cash flows, including the projection of comparable sales, operating expenses, capital requirements for maintaining property and equipment and residual value of asset groups. We formulate estimates from historical experience and assumptions of future performance, based on business plans and forecasts, recent economic and business trends, and competitive conditions. In the event that our estimates or related assumptions change in the future, we may be required to record an impairment charge. We concluded there were no triggering events to further measure for impairment during the six months ended June 30, 2014 or the years ended December 31, 2013 or 2012.

We evaluate the remaining useful lives of long-lived assets and identifiable intangible assets whenever events or circumstances indicate that a revision to the remaining period of amortization is warranted. Such events or circumstances may include (but are not limited to): the effects of obsolescence, demand, competition, and/or other economic factors including the stability of the industry in which we operate, known technological advances, legislative actions, or changes in the regulatory environment. If the estimated remaining useful lives change, the remaining carrying amount of the long-lived assets and identifiable intangible assets would be amortized prospectively over that revised remaining useful life. We have determined that there were no events or circumstances during the six months ended June 30, 2014 or the years ended December 31, 2013 and 2012 which would indicate a revision to the remaining amortization period related to any of our long-lived assets. Accordingly, we believe that the current estimated useful lives of long-lived assets reflect the period over which they are expected to contribute to future cash flows and are therefore deemed appropriate.

Goodwill and Indefinite-lived Assets

We have recorded goodwill and other indefinite-lived assets in connection with our acquisitions of Lilien and Shoom. Goodwill, which represents the excess of acquisition cost over the fair value of the net tangible and intangible assets of the acquired company, is not amortized. Indefinite-lived intangible assets are stated at fair value as of the date acquired in a business combination. Our goodwill balance and other assets with indefinite lives are evaluated for potential impairment during the fourth quarter of each year and in certain other circumstances. The evaluation of impairment involves comparing the current fair value of the business to the recorded value, including goodwill. To determine the fair value of the business, we utilize both the “Income Approach”, which is based on estimates of future net cash flows and the “Market Approach”, which observes transactional evidence involving similar businesses. There was no goodwill impairment for the six months ended June 30, 2014 or for the years ended December 31, 2013 or 2012.

Fair Value Measurements

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities approximate fair value due to the short-term nature of these instruments.

Fair value is defined as an exit price, representing the amount that would be received upon the sale of an asset or payment to transfer a liability in an orderly transaction between market participants. Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier fair value hierarchy is used to prioritize the inputs in measuring fair value as follows:

Level 1. Quoted prices in active markets for identical assets or liabilities.

Level 2. Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable, either directly or indirectly.

Level 3. Significant unobservable inputs that cannot be corroborated by market data.

The derivative liability was measured at fair value using the Black Scholes pricing model and was classified within Level 3 of the valuation hierarchy. The significant assumptions and valuation methods that we used to determine fair value and the change in fair value of the Company’s derivative liability was

Risk-free interest rate	0.3%
Expected life of option grants	0.5 to 2.0 years
Expected volatility of underlying stock	39%
Dividends	$0

In accordance with the provisions of ASC 815 “Derivatives and Hedging Activities,” (“ASC 815”), we presented the derivative liabilities at fair value on the consolidated balance sheet, with the corresponding changes in fair value recorded in our consolidated statements of operations for the applicable reporting periods. We computed the fair value of the derivative liabilities at the date of issuance and the reporting dates of December 31, 2013 and 2012.

The fair value of conversion options that are convertible at variable rate are deemed to be a “down-round protection” and therefore, do not meet the scope exception for treatment as a derivative under ASC 815. Since, “down-round protection” is not an input into the calculation of the fair value of the conversion option and cannot be considered “indexed to the Company’s own stock” which is a requirement for the scope exception as outlined under ASC 815. The Company determined the fair value of the Binomial Lattice Model and the Black-Scholes Valuation Model to be materially the same. Warrants that have been reclassified to derivative liability that did not contain “down-round protection” were valued using the Black-Scholes model. The Company’s outstanding warrants did not contain any down round protection.

The Black-Scholes option valuation model is used to estimate the fair value of the warrants or options granted. The model includes subjective input assumptions that can materially affect the fair value estimates. The model was developed for use in estimating the fair value of traded options or warrants. The expected volatility is estimated based on the most recent historical period of time equal to the weighted average life of the warrants or options granted.

The fair value of our common stock was derived from the valuation of our company using a combination of the discounted cash flows method and comparable companies’ methods that included multiples based upon the last twelve months and forward revenues and earnings before interest, taxes, depreciation and amortization (EBITDA). Management determined that the results of its valuation are reasonable. The term represents the remaining contractual term of the derivative. The volatility rate was developed based on analysis of the historical volatility rates of several other similarly situated companies (using a number of observations that was at least equal to or exceeded the number of observations in the life of the derivative financial instrument at issue). The risk free interest rates were obtained from publicly available U.S. Treasury yield curve rates. The dividend yield is zero because we have not paid dividends and do not expect to pay dividends in the foreseeable future.

Deferred Income Taxes

In accordance with ASC 740 “Income Taxes” (“ASC 740”), management routinely evaluates the likelihood of the realization of its income tax benefits and the recognition of its deferred tax assets. In evaluating the need for any valuation allowance, management will assess whether it is more likely than not that some portion, or all, of the deferred tax asset may not be realized. Ultimately, the realization of deferred tax assets is dependent upon the generation of future taxable income during those periods in which temporary differences become deductible and/or tax credits and tax loss carry-forwards can be utilized. In performing its analyses, management considers both positive and negative evidence including historical financial performance, previous earnings patterns, future earnings forecasts, tax planning strategies, economic and business trends and the potential realization of net operating loss carry-forwards within a reasonable timeframe. To this end, management considered (i) that we have had historical losses in the prior years and cannot anticipate generating a sufficient level of future profits in order to realize the benefits of its deferred tax asset; (ii) tax planning strategies; and (iii) the adequacy of future income as of and for the year ended December 31, 2013, based upon certain economic conditions and historical losses through December 31, 2013, management deemed it appropriate and established a full valuation allowance.

A liability for “unrecognized tax benefits” is recorded for any tax benefits claimed in the Company’s tax filings that do not meet these recognition and measurement standards. As of June 30, 2014 or December 31, 2012 and 2013, no liability for unrecognized tax benefits was required to be reported. The guidance also discusses the classification of related interest and penalties on income taxes. The Company’s policy is to record interest and penalties on uncertain tax positions as a component of income tax expense. No interest or penalties were recorded during the six months ended June 30, 2014 or the years ended December 31, 2013 and 2012.

Convertible Instruments

We account for hybrid contracts that feature conversion options in accordance with ASC 815 and ASC 480 “Distinguishing Liabilities from Equity”, which require us to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria includes circumstances in which (i) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (ii) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (iii) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. The derivative is subsequently marked to market at each reporting date based on current fair value, with the changes in fair value reported in results of operations.

Conversion options that contain variable settlement features such as provisions to adjust the conversion price upon subsequent issuances of equity or equity linked securities at exercise prices more favorable than that featured in the hybrid contract generally result in their bifurcation from the host instrument.

We account for convertible debt instruments when we have determined that the embedded conversion options should not be bifurcated from their host instruments, in accordance with ASC 470-20 “Debt with Conversion and Other Options”. We record, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt. We also record, when necessary, deemed dividends for the fair value of conversion options embedded in preferred stock.

Derivative Financial Instruments

In connection with the issuance of certain convertible promissory notes, the terms of the convertible notes included an embedded conversion feature which provided for a conversion of the convertible promissory notes into shares of our common stock at a rate which was determined to be variable. We determined that the conversion feature was an embedded derivative instrument pursuant to ASC 815 “Derivatives and Hedging.”

The accounting treatment of derivative financial instruments requires that we record the conversion option and related warrants at their fair values as of the inception date of the convertible debenture agreements and at fair value as of each subsequent balance sheet date. As a result of entering into the convertible promissory notes, we were required to reclassify all other non-employee warrants and options as derivative liabilities and record them at their fair values at each balance sheet date. Any change in fair value was recorded as non-operating, non-cash income or expense for each reporting period at each balance sheet date. We reassess the classification of the instruments at each balance sheet date. If the classification changes as a result of events during the period, the contract is reclassified as of the date of the event that caused the reclassification.

Allowance for Doubtful Accounts

We maintain our reserves for credit losses at a level believed by management to be adequate to absorb potential losses inherent in the respective balances. We assign an internal credit quality rating to all new customers and update these ratings regularly, but no less than annually. Management’s determination of the adequacy of the reserve for credit losses for our accounts and notes receivable is based on the age of the receivable balance, the customer’s credit quality rating, an evaluation of historical credit losses, current economic conditions, and other relevant factors.

As of June 30, 2014 and 2013 allowance for credit losses included a general allowance of $549,000 and $133,000, respectfully and as of December 31, 2013 and 2012 allowance for credit losses included a general allowance of $547,672 and $133,180, respectively, due to the aging of the items greater than 120 days outstanding and other potential non-collections.

Business Combinations

We account for business combinations using the acquisition method of accounting, and accordingly, the assets and liabilities of the acquired business are recorded at their fair values at the date of acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. Any changes in the estimated fair values of the net assets recorded for acquisitions prior to the finalization of more detailed analysis, but not to exceed one year from the date of acquisition, will change the amount of the purchase price allocable to goodwill. Any subsequent changes to any purchase price allocations that are material to our condensed consolidated financial results will be adjusted. All acquisition costs are expensed as incurred and in-process research and development costs are recorded at fair value as an indefinite-lived intangible asset and assessed for impairment thereafter until completion, at which point the asset is amortized over its expected useful life. Separately recognized transactions associated with business combinations are generally expensed subsequent to the acquisition date. The application of business combination and impairment accounting requires the use of significant estimates and assumptions.

Upon acquisition, the accounts and results of operations are consolidated as of and subsequent to the acquisition date and are included in our Condensed Consolidated Financial Statements from the acquisition date.

Stock-Based Compensation

We account for equity instruments issued to non-employees in accordance with accounting guidance which requires that such equity instruments are recorded at their fair value on the measurement date, which is typically the date the services are performed.

We account for equity instruments issued to employees in accordance with accounting guidance that requires that awards are recorded at their fair value on the date of grant and are amortized over the vesting period of the award. We recognize compensation costs over the requisite service period of the award, which is generally the vesting term of the equity instrument issued.

The Black-Scholes option valuation model is used to estimate the fair value of the options or their equivalent. The model includes subjective input assumptions that can materially affect the fair value estimates. The model was developed for use in estimating the fair value of traded options or warrants. The expected volatility is estimated based on the most recent historical period of time equal to the weighted average life of the options granted.

The principal assumptions used in applying the Black-Scholes model along with the results from the model were as follows:

	Six Months ended June 30, 2014	Six Months ended June 30, 2013	December 31, 2013	December 31, 2012
Risk-free interest rate	2.62 – 2.82%	1.8 – 2.0%	1.8% to 2.8%	0.7% to 1.8%
Expected life of option grants	10 years	10 years	10 years	10 years
Expected volatility of underlying stock	39.4%	40%	39.4% to 39.7%	39.7% to 41.6%
Dividends	-	-	-	-

The Company issued the following options and warrants since March 20, 2013:

Date	Options/Warrants Granted (Post-Split)	Exercise Price	Black Sholes Value of Option	Fair Value of Common Stock per Share
3/20/13	104,750	$0.40	$133,000	$1.00
3/20/13	83,334	$0.45	$109,300	$1.00
4/01/13	10,000	$1.00	$10,400	$1.00
4/08/13	7,500	$1.00	$7,595	$1.00
8/14/13	40,500	$1.35	$92,600	$2.03
8/14/13	625,000	$1.35	$1,495,800	$2.03
8/29/13	56,250	$1.20	$137,100	$2.03
8/31/13	100,000	$1.30	$238,200	$2.03
11/14/13	2,500	$1.50	$5,600	$2.03
11/18/13	458,250	$1.28	$1,102,900	$2.03
1/27/14	10,000	$2.37	$16,600	$2.03
4/2/14	110,000	$5.20	$261,000	$2.03
5/9/14	400,000	$4.81	$883,700	$4.81
5/9/14	25,000	$4.85	$54,900	$4.85
7/3/14	75,000	$3.79	$127,800	$3.79

The Company issued the following shares of common stock as compensation from March 20, 2013 to the date of this filing.

Date	Common Shares Issued (Post-Split)	Fair Value of Common Stock per Share		Fair Value of Common Stock Issued
3/20/13	97,500	$1.00		$195,000
4/8/13	15,873	$1.00		$31,746
5/2/13	30,000	$1.00		$60,000
6/30/13	7,500	$1.00		$15,000
7/8/13	15,873	$2.03		$64,444
9/30/13	7,500	$2.03		$30,450
10/1/13	10,000	$2.03		$40,600
10/8/13	15,873	$2.03		$64,444
10/11/13	3,438	$2.03		$13,956
11/6/13	7,143	$0.70	(A)	$10,000
12/24/13	4,926	$2.03		$20,000
1/24/14	5,000	$2.03		$20,300
2/26/14	400,000	$2.60		$2,080,000
4/2/14	16,731	$2.60		$86,999
6/24/14	64,000	$5.00		$320,000
7/10/14	30,000	$3.70		$111,000
8/1/14	7,895	$3.80		$30,000

The 14,286 shares issued on November 6, 2013 were valued at the measurement date of January 25, 2012 and accrued as of the year ended December 31, 2012; these shares were not issued until November 6, 2013.

Operating Segments

The Company operates in the following business segments:

IT Commercial.  Information technology solutions services to commercial organizations. These services include enterprise computing and storage, virtualization, business continuity, networking and information technology business consulting services.

IT Government.  Information technology and telecommunications solutions and services primarily to government agencies in the United States, (Domestic) and Saudi Arabia (Foreign). The operations include systems integration and consulting, including, but not limited to: custom application/software design, architecture and development, data center design and operations services, command control, computer communication, intelligence (C4I) system consulting, program management and security solutions and services.

eSolutions.  Internet based hosting eServices to its customers located in Europe (Foreign), Canada (Foreign) and the United States (Domestic) by providing Cloud-based data analytics and enterprise solutions to the media, publishing, and entertainment industries.

Location-based Technology. Cybersecurity platform for wireless and cellular devices that can detect, monitor and manage the content and behavior of smartphones, tablets, laptops and other mobile devices based on their location and user.

Prior to the acquisitions of Lilien, Shoom and AirPatrol the Company operated in only one segment.

Results of Operations

Rounding

All dollar amounts in this section have been rounded to the nearest thousand.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Revenues

Revenues for the six month period ended June 30, 2014 were $33,465,000 compared to $20,150,000 for the comparable period in the prior year. This increase of $13,315,000 was primarily attributable to the Lilien Acquisition effective March 1, 2013 and the inclusion of Lilien’s six months of 2014 revenues of $27,873,000 (as compared to four months of Lilien revenue in the comparable period in 2013 of $17,836,000), the Shoom Acquisition effective August 31, 2013 and the inclusion of Shoom’s six months ended June 30, 2014 revenues of $1,981,000, and the AirPatrol Acquisition effective April 16, 2014 and the inclusion of AirPatrol’s revenues of $1,106,000. For the six months ended June 30, 2014, revenues from information technology solutions to U.S. and foreign governments were $2,505,000 and for the comparable period in the prior year, revenues were $2,314,000. IT Commercial revenue was $27,873,000 for the six months ended June 30, 2014 and $17,836,000 during the comparable period in the prior year as this business sector was acquired March 1, 2013 and only four month of operations were included in the six months ended June 30, 2013. Revenue for eSolutions was $1,981,000 during the six months ended June 30, 2014 and $0 during the comparable period in the prior year as the Company did not do business in this segment prior to the acquisition of Shoom. Revenue for Location-based Technology was $1,106,000 during the six months ended June 30, 2014 and $0 during the comparable period in the prior year as the Company did not do business in this segment prior to the acquisition of AirPatrol. IT Government revenue was $2,505,000 and $2,314,000 during the comparable period in the prior year, which increased slightly due to new contracts and organic growth.

Costs of Revenues

Cost of revenues for the six months ended June 30, 2014 was $23,434,000 compared to $15,696,000 for the comparable period in the prior year.  This increase of $7,738,000 was primarily attributable to the Lilien Acquisition effective March 1, 2013 and the inclusion of Lilien’s cost of revenues of $21,641,000 (as compared to four months of Lilien cost of revenues in the comparable period in 2013 of $14,454,000) , the Shoom Acquisition effective August 31, 2013 and the inclusion of Shoom’s cost of revenues of $401,000 and the AirPatrol acquisition effective April 16, 2014 and the inclusion of AirPatrol’s cost of revenues of $126,000.  The costs of revenues for the six months ended June 30, 2014 related to the IT Government business were $1,267,000 as compared to $1,242,000 for the comparable period of the prior year.  This slight increase was due to cost of goods related to new contracts and organic growth.

The gross profit margins for the six months ended June 30, 2014 and 2013 were 30.0% and 22.1%, respectively. IT Commercial gross margin was 22.4%, gross margin for eSolutions was 79.8% and gross margin for Location Based Technology was 88.6% during the six month period ended June 30, 2014. IT Commercial gross margin was 19.0% during the six month period ended June 30, 2013. There are no comparable amounts for eSolutions or Location Based Technology for the prior year, as the Company did not do business in these segments prior to the acquisition of Shoom and AirPatrol. The gross margin from IT Government (Sysorex’s historical business) was 49.4% for the six months ended June 30, 2014 and 46.3% during the comparable period in the prior year.  This slight increase is due to new contracts during the period that included a product mix with higher margins.  We expect gross profit margins to increase in the future as AirPatrol revenue is expected to increase our overall gross profit margins. (See Note 6 and section titled “Airpatrol Merger”).

Operating Expenses

Operating expenses for the six months ended June 30, 2014 were $13,095,000 compared to $5,847,000 for the comparable period in the prior year. This increase of $7,248,000 was primarily attributable to the Lilien acquisition effective March 1, 2013 and the inclusion of Lilien’s operating expenses of $6,096,000 (as compared to four months of Lilien's operating expenses in the comparable period in 2013 of $3,393,000) and the Shoom acquisition effective August 31, 2013, the inclusion of Shoom’s operating expenses of $1,042,000 and the inclusion of AirPatrol’s operating expenses of $1,671,000 (which includes $921,000 of non-cash amortization of intangibles). The remaining operating expenses for the six months ended June 30, 2014 were $4,286,000 compared to $2,454,000 for the comparable period in the prior year. This increase of $1,832,000 was primarily attributable to 1) an increase of $297,000 related to the IT Government business for legal, accounting, business development personnel and commissions on government contracts 2) a $358,000 increase in acquisition transaction costs as there were $1,195,000 of acquisition transaction costs for the Airpatrol acquisition in the six months ended June 30, 2014 as compared to $837,000 of acquisition costs for Lilien in the comparable period in the prior year 3) a $249,000 increase in stock based compensation for the six months ended June 30, 2014 and 4) an increase of $928,000 in other selling, general and administrative expenses.

Loss From Operations

Loss from operations for the six months ended June 30, 2014 was $3,065,000 compared to $1,392,000 for the comparable period in the prior year. This increase of $1,673,000 was primarily attributable to $358,000 of additional acquisition transaction costs to the amount incurred in the comparable period in 2013, a $249,000 increase in stock based compensation, a $928,000 in other selling, general and administrative expenses, a $691,000 loss associated with the AirPatrol operations (which includes $921,000 of non-cash amortization of intangibles) offset by a $538,000 profit from the Shoom operations.

Other Expense

Other expense for the six months ended June 30, 2014 was $187,000 compared to $577,000 for the comparable period in the prior year.  This decrease of $390,000 was attributable to $489,000 of non-cash charges in 2013 for the change in the fair value of a derivative liability for warrants issued offset by an increase in interest expense of $126,000 due to interest being charged for six months in the period ended June 30, 2014 as compared to four months in the comparable period in the prior year under the revolving line of credit and six months of interest under the term loan in 2014 as compared to zero months in 2013 as the term loan was entered into in August 2013.

Provision for Income Taxes

Provision for income taxes for the six months ended June 30, 2014 was $35,000 compared to $0 for the comparable period in the prior year.  This increase of $35,000 is attributable to estimated federal alternative minimum tax paid during the six months ended June 30, 2014. Deferred tax assets resulting from such losses are fully reserved as of June 30, 2014 and 2013 since, at present, we have no history of taxable income and it is more likely than not that such assets will not be realized.

Net Loss Attributable To Non-Controlling Interest

Net loss attributable to non-controlling interest for the six months ended June 30, 2014 was $98,000 compared to $75,000 for the comparable period in the prior year. This increase of $23,000 was attributable to the increase in the loss of Sysorex Arabia and was not material.

Net Loss Attributable To Stockholders of Sysorex Global Holdings Corp.

Net loss attributable to stockholders of Sysorex Global Holdings Corp. for the six months ended June 30, 2014 was a loss of $3,188,000 compared to $1,894,000 for the comparable period in the prior year. This increase in loss of $1,294,000 was attributable to the changes described for the various reporting captions discussed above.

Three Months Ended June 30, 2014 Compared to Three Months Ended June 30, 2013

Revenues

            Revenues for the three month period ended June 30, 2014 were $17,145,000 compared to $14,789,000 for the comparable period in the prior year. This increase of $2,356,000 was primarily attributable to the Shoom acquisition effective August 31, 2013 and the inclusion of Shoom’s three months ended June 2014 revenues of $1,008,000, and the AirPatrol acquisition effective April 16, 2014 and the inclusion of AirPatrol’s revenues of $1,106,000. IT Commercial revenue was $13,909,000 for the six months ended June 30, 2014 and $13,561,000 during the comparable period in the prior year. Revenue for eSolutions was $1,008,000 during the three months ended June 30, 2014 and $0 during the comparable period in the prior year as the Company did not do business in this segment prior to the acquisition of Shoom. Revenue for Location Based Technology was $1,106,000 during the three months ended June 30, 2014 and $0 during the comparable period in the prior year as the Company did not do business in this segment prior to the acquisition of AirPatrol. IT Government revenue was $1,122,000 and $1,229,000 during the comparable period in the prior year.

Costs of Revenues

Cost of revenues for the three months ended June 30, 2014 was $11,465,000 compared to $11,790,000 for the comparable period in the prior year.  This slight decrease of $325,000 was primarily attributable to increased higher margin data analytic revenues from Lilien offset by the Shoom Acquisition effective August 31, 2013 and the inclusion of Shoom’s cost of revenues of $198,000 and the AirPatrol acquisition effective April 16, 2014 and the inclusion of AirPatrol’s cost of revenues of $126,000.  The costs of revenues for the three months ended June 30, 2014 related to the historical Sysorex business were $451,000 as compared to $649,000 for the comparable period of the prior year due to contracts with lower cost costs and higher margins.

The gross profit margins for the three months ended June 30, 2014 and 2013 were 33.1% and 20.3%, respectively. IT Commercial gross margin was 23.1%, gross margin for eSolutions was 80.3% and gross margin for Location-based Technology was 88.6% during the three month period ended June 30, 2014. IT Commercial gross margin was 17.8% during the three month period ended June 30, 2013. There are no comparable amounts for eSolutions or Location Based Technology for the prior year, as the Company did not do business in these segments prior to the acquisition of Shoom and AirPatrol. The gross margin from IT Government (Sysorex’s historical business) was 59.8% for the three months ended June 30, 2014 and 47.1% during the comparable period in the prior year.  This slight increase is due to new contracts during the period that included a product mix with higher margins.

Operating Expenses

            Operating expenses for the three months ended June 30, 2014 were $8,050,000 compared to $3,429,000 for the comparable period in the prior year. This increase of $4,621,000 was primarily attributable to Lilien’s operating expenses of $2,984,000 as compared to $2,411,000 in the comparable period in 2013 for an $573,000 increase primarily attributable to increased commission compensation on higher margin sales and additional sales staff, the Shoom acquisition effective August 31, 2013, the inclusion of Shoom’s operating expenses of $502,000, and the AirPatrol acquisition effective April 16, 2014 and the inclusion of AirPatrol’s operating expenses of $1,671,000 (which includes $921,000 of non-cash amortization of intangibles). The remaining operating expenses for the three months ended June 30, 2014 were $2,893,000 compared to $1,018,000 for the comparable period in the prior year. This increase of $1,875,000 was primarily attributable to 1) an increase of $161,000 related to the IT Government business for legal, accounting, business development personnel and commissions on government contracts 2) $1,091,000 of acquisition transaction costs for the Airpatrol acquisition in the three months ended June 30, 2014 3) a $225,000 increase in stock based compensation for the three months ended June 30, 2014 and 4) an increase of $398,000 in professional and legal fees, compensation and consulting fees related to the pursuit of the Company acquisition strategy as discussed in the preceding sections.

Loss From Operations

            Loss from operations for the three months ended June 30, 2014 was $2,370,000 compared to $430,000 for the comparable period in the prior year. This increase of $1,940,000 was primarily attributable to $1,091,000 of acquisition transaction costs for the Airpatrol acquisition, an increase of $398,000 in professional and legal fees, compensation and consulting fees related to the pursuit of the Company acquisition strategy as discussed in the preceding sections, a $691,000 loss from the AirPatrol operations (which includes $921,000 of non-cash amortization of intangibles) offset by a $307,000 profit from the Shoom operations.

Other Expense

Other expense for the three months ended June 30, 2014 was $92,000 compared to $44,000 for the comparable period in the prior year.  This increase of $48,000 was primarily attributable to an increase in interest expense of $46,000 due to additional interest under the revolving line of credit and term loan.

Provision for Income Taxes

There was no provision for income taxes for the three months ended June 30, 2014 or 2013. Deferred tax assets resulting from such losses are fully reserved as of June 30, 2014 and 2013 since, at present, we have no history of taxable income and it is more likely than not that such assets will not be realized.

Net Loss Attributable To Non-Controlling Interest

Net loss attributable to non-controlling interest for the three months ended June 30, 2014 was $56,000 compared to $38,000 for the comparable period in the prior year. This increase of $18,000 was attributable to the increase in the loss of Sysorex Arabia and was not material.

Net Loss Attributable To Stockholders of Sysorex Global Holdings Corp.

Net loss attributable to stockholders of Sysorex Global Holdings Corp. for the three months ended June 30, 2014 was a loss of $2,407,000 compared to $436,000 for the comparable period in the prior year. This increase in loss of $1,971,000 was attributable to the changes described for the various reporting captions discussed above.

Non-GAAP Financial information

EBITDA

EBITDA is defined as net income (loss) before interest, provision for (benefit from) income taxes, and depreciation and amortization.  Adjusted EBITDA is used by our management as the matrix in which it manages the business. It is defined as EBITDA plus adjustments for other income or expense items, non-recurring items and non-cash stock-based compensation.

Adjusted EBITDA for the six months ended June 30, 2014 was income of $506,000 compared to income of $292,000 for the comparable period in the prior year. Overall, Adjusted EBITDA compares favorably to the net loss attributable to stockholders of Sysorex Global Holdings Corp. as described in the following paragraph.

The following table presents a reconciliation of net income/loss attributable to stockholders of Sysorex Global Holdings Corp., which is our GAAP operating performance measure, to Adjusted EBITDA for the fiscal quarters ended June 30, 2014 and 2013:

	Six Months ended June 30, 2014	Six Months ended June 30, 2013
Adjusted EBITDA	$506,000	$292,000

Gain on settlement of obligations	--	15,000
Taxes	(35,000)	--
Cost of public offering - non recurring one time charges	(45,000)	(87,000)
Acquisition transaction costs - non-recurring one time charges	(855,000)	(748,000)
Stock-based compensation – included in acquisition costs	(340,000)	(304,000)
Stock-based compensation – included in SG&A expense	(504,000)	(166,000)
Change in the fair value of derivative liability	--	(489,000)
Other interest expense	(212,000)	(103,000)
Depreciation and amortization	(1,703,000)	(304,000)
Net loss attributable to stockholders of Sysorex Global Holdings Corp.	$(3,188,000)	$(1,894,000)

We rely on Adjusted EBITDA, which is a non-GAAP financial measure for the following:

•	To review and assess the operating performance of our Company as permitted by Accounting Standards Codification Topic 280, Segment Reporting;

•	To compare our current operating results with corresponding periods and with the operating results of other companies in our industry;

•	As a basis for allocating resources to various projects;

•	As a measure to evaluate potential economic outcomes of acquisitions, operational alternatives and strategic decisions; and

•	To evaluate internally the performance of our personnel.

We have presented Adjusted EBITDA above because we believe it conveys useful information to investors regarding our operating results. We believe it provides an additional way for investors to view our operations, when considered with both our GAAP results and the reconciliation to net income (loss). By including this information we can provide investors with a more complete understanding of our business. Specifically, we present Adjusted EBITDA as supplemental disclosure because of the following:

•
We believe Adjusted EBITDA is a useful tool for investors to assess the operating performance of our business without the effect of interest, income taxes, and other non-operating expenses as well as depreciation and amortization which are non-cash expenses;

•	We believe that it is useful to provide to investors with a standard operating metric used by management to evaluate our operating performance; and

•	We believe that the use of Adjusted EBITDA is helpful to compare our results to other companies.

Even though we believe Adjusted EBITDA is useful for investors, it does have limitations as an analytical tool. Thus, we strongly urge investors not to consider this metric in isolation or as a substitute for net income (loss) and the other consolidated statement of operations data prepared in accordance with GAAP. Some of these limitations include the fact that:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•	Adjusted EBITDA does not reflect income or other taxes or the cash requirements to make any tax payments; and

•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, thereby potentially limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of performance in compliance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and providing Adjusted EBITDA only as supplemental information.

Proforma Net Loss per Share

Net loss per share – basic and diluted for the six months ended June 30, 2014 was ($0.19) compared to ($0.17) for the comparable period in the prior year.  This decrease was attributable to the changes described for the various reporting captions discussed above.

Proforma net loss per share for the six months ended June 30, 2014 was $0.00 compared to ($0.04) for the comparable period in the prior year.

Proforma net loss per share is used by our Company’s management as an evaluation tool as it manages the business and is defined as net loss per share- basic and diluted adjusted for non-cash items including stock based compensation, amortization of intangibles and one time charges including acquisition costs and the costs associated with the public offering.

The following table presents a reconciliation of net loss per share – basic and diluted, which is our GAAP operating performance measure, to proforma net loss per share for the fiscal quarters ended June 30, 2014 and 2013:

	Six Months ended June 30, 2014	Six Months ended June 30, 2013
Net loss per share – basic and diluted	$(0.19)	$(0.17)

Amortization of intangibles	0.09	0.02
Stock based compensation	0.03	0.01
Stock based compensation – acquisition costs	0.02	0.03
Acquisition costs	0.05	0.07
Proforma net loss per share	$0.00	$(0.04)

We rely on proforma net loss per share, which is a non-GAAP financial measure:

•	To review and assess the operating performance of our Company as permitted by Accounting Standards Codification Topic 280, Segment Reporting;

•	To compare our current operating results with corresponding periods and with the operating results of other companies in our industry;

•	As a measure to evaluate potential economic outcomes of acquisitions, operational alternatives and strategic decisions; and

•	To evaluate internally the performance of our personnel.

We have presented proforma net loss per share above because we believe it conveys useful information to investors regarding our operating results. We believe it provides an additional way for investors to view our operations, when considered with both our GAAP results and the reconciliation to net income (loss), and that by including this information we can provide investors with a more complete understanding of our business. Specifically, we present  proforma net loss per share as supplemental disclosure because:

•
We believe proforma net loss per share is a useful tool for investors to assess the operating performance of our business without the effect of non-cash items including stock based compensation, amortization of intangibles and one time charges including acquisition costs and the costs associated with the public offering.

•	We believe that it is useful to provide to investors with a standard operating metric used by management to evaluate our operating performance; and

•	We believe that the use of proforma net loss per share is helpful to compare our results to other companies.

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Revenues

Revenues for the year ended December 31, 2013 were $50,572,000 compared to $4,238,000 for the comparable period in the prior year. This increase of $46,334,000 was primarily attributable to the Lilien Acquisition effective March 1, 2013 and the inclusion of Lilien’s revenues of $44,560,000 and the Shoom Acquisition effective August 31, 2013 and the inclusion of Shoom’s revenues of $1,323,000 from the effective date of the acquisition. Revenues of $4,689,000 related to the historical Sysorex business were essentially unchanged. Information technology solutions services to commercial organizations revenue was $44,560,000 for the year ended December 31, 2013 and $0 during the comparable period in the prior year as the Company did not do business in this segment prior to the acquisition of Lilien.  Internet based hosting eService revenue was $1,323,000 during the year ended December 31, 2013 and $0 during the comparable period in the prior year as the Company did not do business in this segment prior to the acquisition of Shoom. Information technology solutions services to U.S. and foreign government revenue was $4,689,000 and $4,238,000 during the comparable period in the prior year which increased slightly due to organic growth.

Costs of Revenues

Cost of revenues for the year ended December 31, 2013 was $38,317,000 compared to $2,345,000 for the comparable period in the prior year. This increase of $35,972,000 was primarily attributable to the Lilien Acquisition effective March 1, 2013 and the inclusion of Lilien’s cost of revenues of $35,452,000 and the Shoom Acquisition effective August 31, 2013 and the inclusion of Shoom’s cost of revenues of $279,000 from the effective date of the acquisition. Costs of revenues of $2,586,000 related to the historical Sysorex business were essentially unchanged.

The gross profit margin for the year ended December 31, 2013 was 24.2% compared to 44.7% for the comparable period in the prior year as the year ended December 31, 2013 included Lilien revenues for the months of March through December 2013 which have lower gross profit margins than the Sysorex service revenues. The gross margin attributable to information technology solutions services sold to commercial organizations was 20.4% and Internet based hosting eService gross margin was 78.9% during the year ended December 31, 2013. There are no comparable amounts for the prior year as the Company did not do business in these segments prior to the acquisitions of Lilien and Shoom. The gross margin from information technology solutions services to U.S. and foreign governments (Sysorex’ historical business) was 44.8% for the year ended December 31, 2013 and 44.7% during the comparable period in the prior year.

Operating Expenses

Operating expenses for the year ended December 31, 2013 were $16,170,000 compared to $2,349,000 for the comparable period in the prior year. This increase of $13,821,000 was primarily attributable to the inclusion of Lilien’s operating expenses of $9,108,000 and the Shoom operating expenses of $777,000 from the effective date of the acquisition. The remaining operating expenses for the year ended December 31, 2013 were $6,285,000 compared to $2,349,000 for the comparable period in the prior year, which primarily includes $1,772,000 of expenses related to the historical Sysorex business, one-time non-recurring charges of $1,813,000 related to the acquisitions of Lilien, Shoom and AirPatrol for legal, accounting, due diligence, and financing expenses, $543,000 of legal, accounting, professional fees and other costs related to the public offering, and $884,000 of other non-cash stock based compensation that isn’t included as part of the acquisition costs. Operating expenses will increase for reporting and compliance costs now that we are a reporting company with the SEC.

Loss From Operations

Loss from operations for the year ended December 31, 2013 was $3,916,000 compared to $455,000 for the comparable period in the prior year. This increase of $3,461,000 was primarily attributable to the historical Sysorex business for the year ended December 31, 2013, which consisted of a loss from operations of $3,936,000 which was attributable to the non-cash and one-time expenses as discussed in the preceding paragraphs.

Other Expense

Other expense consisted primarily of interest expense and derivative liabilities. Such interest expense and derivative liabilities for the year ended December 31, 2013 were $804,000 compared to $332,000 for the comparable period in the prior year. This increase of $472,000 was attributable to $489,000 of non-cash change in the fair value of derivative liability for warrants issued and $86,000 in fees related to the closing of a prior credit facility and the borrowings under the Bridge Bank revolving line of credit in the amount of $4,200,000. The majority of those borrowings were used in connection with the acquisition of Lilien.

Provision for Income Taxes

The was no provision for income taxes for the year ended December 31, 2013 as we were in a net loss position. Deferred tax assets resulting from such losses are fully reserved as of December 31, 2013 and 2012 since, at present we have no history of taxable income and it is more likely than not that such assets will not be realized.

Net Loss Attributable To Non-Controlling Interest

Net loss attributable to non-controlling interest for the year ended December 31, 2013 was $272,000 compared to $91,000 for the comparable period in the prior year. This increase in net loss of $181,000 was attributable to the loss incurred at Sysorex Arabia due to the conclusion of the MODA II contract in January 2013.

Net Loss Attributable To Stockholders of Sysorex Global Holdings Corp.

Net loss attributable to stockholders of Sysorex Global Holdings Corp. for the year ended December 31, 2013 was a loss of $4,263,000 compared to $694,000 for the comparable period in the prior year. This increase of $3,569,000 was attributable to the changes described for the various reporting captions discussed above.

Adjusted EBITDA (non-GAAP) - years ended December 31, 2013 and 2012

Adjusted EBITDA for the year ended December 31, 2013 was income of $569,000 compared to income of $83,000 for the comparable period in the prior year. Overall, Adjusted EBITDA compares favorably to the net loss attributable to stockholders of Sysorex Global Holdings Corp. as described in the following paragraph.

The following table presents a reconciliation of net income/loss attributable to stockholders of Sysorex Global Holdings Corp., which is our GAAP operating performance measure, to Adjusted EBITDA for the years ended December 31, 2013 and 2012:

	Year Ended	Year Ended
	December 31, 2013 (unaudited)	December 31, 2012 (unaudited)
Adjusted EBITDA	$569,000	$83,000
Gain on settlement of obligations *	155,000	-
Other *	-	3,000
Acquisition expenses of acquisition not consummated - non recurring one time charges	-	(236,000)
Cost of public offering - non recurring one time charges	(543,000)	-
Acquisition transaction costs - non-recurring one time charges	(1,495,000)	-
Stock-based compensation – included in acquisition costs	(318,000)	-
Stock-based compensation – included in SG&A expense	(883,000)	(113,000)
Stock-based compensation – included in interest expense	-	(111,000)
Change in the fair value of derivative liability	(489,000)	18,000
Other interest expense	(315,000)	(239,000)
Depreciation and amortization	(944,000)	(99,000)
Net loss attributable to stockholders of Sysorex Global Holdings Corp.	$(4,263,000)	$(694,000)

* Included on our statement of operations as a component of other income

Liquidity and Capital Resources as of June 30, 2014 Compared With June 30, 2013

The Company’s net cash flows used in operating, investing and financing activities for the six months ended June 30, 2014 and 2013 and certain balances as of the end of those periods are as follows:

	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Net cash used in operating activities	$(5,534,000)	$(2,383,000)
Net cash provided by (used in) investing activities	(8,604,000)	(1,891,000)
Net cash provided by financing activities	16,972,000	4,906,000
Effect of foreign exchange rate changes on cash	(5,000)	-
Net increase in cash	$2,829,000	$632,000

	As of	As of
	June 30, 2014	December 31, 2013
Cash and cash equivalents at June 30, 2014 and December 31, 2013	$4,933,000	$2,104,000
Working capital (deficit) at June 30, 2014 and December 31, 2013	$(8,129,000)	$(7,605,000)

Operating Activities:

Net cash flows related to operating activities during the six months ended June 30, 2014 and 2013 were negative $5,534,000 and $2,383,000, respectively.  The net negative cash flows related to the six months ended June 30, 2014 consisted of the following:

$(3,286,000)	Net loss before non-controlling interest
2,547,000	Non-cash expenses
(4,795,000)	Net change in operating assets and liabilities
$(5,534,000)	Net cash used in operating activities

The net loss of $3,286,000 consisted of:

$(1,240,000)	Expenses attributable to transaction costs of $1,195,000 directly related to acquisitions and $45,000 related to our ongoing public offering related activities.
136,000
Profit attributable to the Lilien operations. These operating results included non-cash charges for amortization of intangible assets totaling $384,000. Otherwise Lilien’s reported operating results would have been a profit of $520,000.

538,000	Profit attributable to the Shoom operations. These charges include amortization of intangibles of $272,000. Otherwise Shoom’s reported operating results would have been a profit of $810,000.
174,000	Profit attributable to information technology solutions services to U.S. and foreign governments.
(693,000)
Loss attributable to the AirPatrol operations.  These operating results include non-cash charges for amortization of intangible assets totaling $921,000.  Otherwise AirPatrol’s operating results would have been a profit of $228,000.

(2,201,000)	Losses attributable to other Company activities consisting of a non-cash charge of $504,000 for non-acquisition related stock based compensation expense and all other Company activities of $1,697,000.
$(3,286,000)	Net loss

As previously discussed, Lilien is an information technology company whose operations complement and significantly expand our current base of business and enable us to provide integrated solutions and services to both government and private organizations. Lilien generated revenues for the twelve months ended December 31, 2013 and 2012 of approximately $49,754,000 and $40,571,000, respectively. We anticipate Lilien’s revenues will further increase in 2014 as we expect Lilien’s business to expand into Cloud based data analytic services and as they cross-sell company owned products such as AirPatrol's location-based technology. In that light, we expect Lilien’s gross profits and cash flows to increase during 2014.

We anticipate an increase in revenues and cash flows over the next 12 months as compared to historical periods as a result of additional revenues expected from task orders issued by the U.S. Navy in connection with the SPAWAR contract and the recent AirPatrol acquisition, as well as anticipated revenues expected to be received from the recently awarded U.S. Army PMSS-3 contract, subject to the resolution of the protests described above which have resulted in the suspension of task orders at the present time.

The non-cash expenses of $2,547,000 consisted of:

$1,703,000
Depreciation expense and amortization of intangibles primarily attributable to the Lilien, Shoom and AirPatrol operations, which were, acquired effective March 1, 2013, August 31, 2013 and April 16, 2014, respectively.

844,000	Stock-based compensation expense attributable to warrants and options issued as part of Company operations and for the AirPatrol acquisition.
$2,547,000	Total non-cash expenses

The net use of cash in the changes in operating assets and liabilities totaled $4,795,000 and consisted primarily of the following:

$(2,010,000)	Increase in accounts receivable and other receivables
(2,058,000)	Increase in prepaid licenses and maintenance contracts
(1,134,000)	Decrease in accounts payable
2,448,000	Increase in deferred revenue
(904,000)	Decrease in accrued compensation
(1,137,000)	Other
$(4,795,000)	Net use of cash in the changes in operating assets and liabilities

Investing Activities:

Net cash flows used in investing activities during the six months ended June 30, 2014 and 2013 were approximately $8,604,000 and $1,891,000, respectively.  The cash flows used in the six months ended June 30, 2014 were comprised of $194,000 purchase of property and equipment, $140,000 investment in capitalized software, and an investment of $8,466,000 in AirPatrol offset by $71,000 of cash acquired in connection with the AirPatrol acquisition and $125,000 from the redemption of marketable securities. Cash flows related to investing activities during the six months ended June 30, 2013 were comprised of a $3,000,000 investment in Lilien and $3,000 purchase of property and equipment offset by $1,112,000 cash acquired in connection with the Lilien acquisition.

Financing Activities:

Net cash flows from financing activities during the six months ended June 30, 2014 and 2013 were approximately $16,972,000 and $4,905,000, respectively. The cash flows related to the six months ended June 30, 2014 were comprised primarily of $2,080,000 of net proceeds from the issuance of common stock to a strategic investor, $16,615,000 net proceeds from a capital raise after deduction of the related costs, $13,000 of net proceeds from employee options, offset by $1,241,000 of net repayments to the bank facility, $90,000 advance to a related party and $405,000 of repayments of notes and advances payable. The positive cash flows related to the six months ended June 30, 2013 were comprised primarily of $5,000,000 of advances from a credit facility and $332,000 of advances from a related party offset by $105,000 of repayments on convertible notes, $46,000 of repayments to factor and $276,000 of repayments to related parties and notes payable. Those funds were primarily utilized for the $3,000,000 investment in Lilien, the related acquisition costs of approximately $908,000 and for the repayment of notes payable and various balances due under other credit arrangements for approximately $276,000.

Liquidity and Capital Resources - General:

Our current capital resources and operating results as of June 30, 2014, as described in the preceding paragraphs, consist of:

1) An overall working capital deficit of $8,129,000;
2) Cash of $4,933,000;
3) A revolving line of credit for up to $6,000,000 with a maturity date of April 16, 2016 of which $4,582,000 is utilized;
5) A term loan for $750,000 with a maturity date of August 27, 2015; and
6) Net cash used in operating activities year-to-date of $5,534,000.

We believe our total working capital deficit of $8,129,000 does not represent a severe impediment to our operations and growth when its principal components are separately identified and analyzed and the growth of our business is taken into account. The breakdown of our overall working capital deficit is as follows:

Working capital	Assets	Liabilities	Net
Cash	$4,933,000	$--	$4,933,000
Accounts receivable / accounts payable	11,483,000	7,932,000	3,551,000
Note receivable	130,000	--	130,000
Prepaid contracts / deferred revenue	6,464,000	7,907,000	(1,443,000)
Accrued compensation and related benefits	--	1,932,000	(1,932,000)
Notes payable	--	478,000	(478,000)
Revolving line of credit and current portion of term loan	--	5,082,000	(5,082,000)
Other	2,098,000	2,126,000	(28,000)
Subtotal	25,108,000	25,457,000	(349,000)

AirPatrol Acquisition earnout liability – to be paid if AirPatrol hits their profitability targets - one-half in cash and one-half in stock	--	7,780,000	(7,780,000)

Net	$25,108,000	$33,237,000	$(8,129,000)

The AirPatrol acquisition earnout liability of $7,780,000 is the present value of the expected $10,000,000 earnout to be paid to the AirPatrol shareholders in 2015, of which half of the value earned shall be paid in stock and the other half in cash (unless otherwise agreed or required pursuant to the Merger Agreement). If AirPatrol’s Net Income meets or exceeds $3,500,000 in the five quarters ending March 31, 2015, the Company shall pay to the AirPatrol stockholders an earnout payment equal to (i) AirPatrol Net Income, divided by $5,000,000, times (ii) $10,000,000, provided that the total earnout payment shall not exceed $10,000,000. The cash generated from the AirPatrol profitability target is expected to fund the cash portion of the earnout liability.

Accounts receivable exceeds the related accounts payable by $3,551,000. We do not believe there are material collectability issues with respect to our accounts receivable.  In accordance with industry practice, payments to major vendors included in our accounts payable are normally extended until the time the collection of the related sale is received. Deferred revenue exceeds the related prepaid contracts by $1,443,000 and other liabilities exceed other assets by $28,000. These deficits are expected to be funded by our anticipated cash flow from operations, as described below, over the next twelve months. The revolving line of credit and the current portion of the term loan total $5,082,000 as of June 30, 2014, which we believe will not have a material adverse effect on our liquidity in the next twelve months as the principal balance is not due until April 2016, more than twelve months from the current balance sheet date of June 30, 2014. Additionally, as described in the preceding paragraphs, the amount of this credit facility was increased to $6,000,000 in August 2013.

Year-to-date net cash used in operating activities of $5,534,000 consists of net cash used in operations of $739,000 (net loss of $3,286,000 less non-cash expenses of $2,547,000) and net cash used of $4,795,000 in changes in operating assets and liabilities. We expect net cash from operations during the rest of 2014 to be positive as:

1)	The Company received approximately $17.7 million in April 2014, after deducting the underwriting discounts and commissions, in net proceeds from the sale of 3,166,666 shares in a public offering;

2)	The Company completed a $2 million private equity offering from a strategic investor in February 2014;

3)	Sysorex was awarded a $3 million contract of which $1.4 million in revenue is expected to be recognized in 2014;

4)
Lilien, Shoom and AirPatrol complement and significantly expand our current base of business and enable us to provide integrated solutions and services to both government and private organizations globally.  In that light, we anticipate increases in revenues and cash flows during 2014.

Consequently, we expect that our current capital resources as of June 30, 2014 and since then, as described in the preceding paragraphs, will be sufficient to fund planned operations during the next twelve months.  We also expect that as our business expands, cash provided from operations will, over time, eliminate our working capital deficit and provide ongoing improvement in our long-term liquidity.

We have received approximately $17.7 million in equity financing in April 2014 which provided us the funding to close the AirPatrol Corporation acquisition and we may seek future equity financing to provide us with the capital necessary to continue pursuing the acquisition and expansion strategy that we launched with the acquisition of Lilien in March 2013 and, if necessary, to provide working capital to our current operations.

If we are unsuccessful in raising additional capital or obtaining alternative financing during 2014, we may have to postpone or abandon any future acquisitions and expansion plans.  However, if our acquisition and expansion plans are required to be postponed or abandoned, we expect that it will have a limited effect on our liquidity or the ongoing operations of Sysorex, Lilien, Shoom and AirPatrol as described above.

Liquidity and Capital Resources - Bridge Bank Financing Agreement

On March 15, 2013 Sysorex Government Services, Inc. and Lilien Systems entered into a Business Finance Agreement (the “Agreement”) as co-borrowers (the “Borrowers”) with Bridge Bank, NA (the “Bank”) pursuant to which the Borrowers obtained a revolving line of credit for up to $5,000,000 with a maturity date of March 15, 2015. The Agreement was amended on August 29, 2013 (the “First Amendment”) to increase the credit limit to $6,000,000, and amend the asset coverage ratio to not less than (i) 1.0 to 1.0, tested as at the end of each month, commencing with the month ended July 31, 2013, and (ii) 1.4 to 1.0, tested as at the end of each month, commencing with the month ending September 30, 2013 and the performance-to-plan covenant was amended to state that the combined revenues and net income are not to deviate by more than 20% or $100,000 from the projections of combined revenues and net income approved by Borrowers’ boards of directors with respect to the rolling three month period ended on the date of determination, tested as at June 30, 2013, September 30, 2013, and the end of each month thereafter, commencing with the month ending October 31, 2013.

The Company and its wholly-owned subsidiary, Sysorex Federal Inc., entered into unconditional guarantees of all indebtedness under the Agreement and granted the Bank a continuing security interest in all assets of the Company and its subsidiary.  The Company and Sysorex Federal pledged to the Bank all of the capital stock of Lilien Systems, Sysorex Federal and Sysorex Government Services, respectively.  Lilien Systems and Sysorex Government Services each entered into an intercreditor subordination agreement subordinating their right of payment to the Bank.

In addition, concurrent with the First Amendment, the Company entered into a term loan for $750,000 which accrues interest at the greater of 5.25% or the Bank’s prime rate plus 2% and matures on August 27, 2016.  The Company is obligated to make payments of $41,667 on the first day of each month commencing on April 1, 2014 until the loan amount is paid in full.

The Bank also received (i) warrants to purchase 83,334 shares of Common Stock exercisable at $0.90 per share in connection with the Agreement on March 20, 2013, and (ii) warrants to purchase 56,250 shares of Common Stock exercisable at $2.40 per share in connection with the First Amendment on August 29, 2013.

On May 13, 2014 the Company entered into Amendment 2 to the Agreement in connection with the Company’s acquisition of AirPatrol effective as of April 16, 2014 to extend the revolving advances maturity date to April 16, 2016, defined the term advance maturity date as August 27, 2015, approved the acquisition of AirPatrol Corporation and waived any defaults by the Company of the Performance to Plan covenant since August 29, 2013 through the date of the amendment.

As of June 30, 2014, the principal amount outstanding under the Agreement was $4,581,691 and an additional $624,995 is outstanding under a term loan.

Liquidity and Capital Resources as of December 31, 2013 Compared With December 31, 2012

The Company’s net cash flows used in operating, investing and financing activities for the year ended December 31, 2013 and 2012 and certain balances as of the end of those periods are as follows:

	2013	2012
Net cash used in operating activities	$(2,728,000)	$(472,000)
Net cash provided by (used in) investing activities	1,131,000	(4,000)
Net cash provided by financing activities	3,692,000	259,000
Net increase (Decrease) in cash	$2,095,000	$(217,000)
Cash and cash equivalents at December 31, 2013 and December 31, 2012	2,104,000	8,000
Working capital (deficit) at December 31, 2013 and December 31, 2012	$(7,852,000)	$(5,756,000)

Cash Flows from Operating Activities (2012-2013)

Net cash flows related to operating activities during the year ended December 31, 2013 and 2012 were negative $2,728,000 and $472,000, respectively.  The net negative cash flows related to the year ended December 31, 2013 consisted of the following:

$(4,535,000)	Net loss before non-controlling interest
2,939,000	Non-cash expenses
(1,132,000)	Net change in operating assets and liabilities
$(2,728,000)	Net cash used in operating activities

The net loss of $4,535,000 consisted of:

$(2,356,000)	Expenses attributable to transaction costs of $1,813,000 directly related to the Lilien, Shoom and AirPatrol acquisitions and $543,000 related to our ongoing public offering related activities.
-
Lilien operations from March 1, 2013, the effective date of our acquisition of Lilien, through December 31, 2013 were essentially break even. As these operating results included non-cash charges for amortization of intangible assets totaling $640,000, otherwise Lilien’s reported operating results would have been a profit of $640,000.

268,000
Profit attributable to the Shoom operations from August 31, 2013, the effective date of the acquisition, through December 31, 2013. These charges include amortization of intangibles of $181,000 otherwise Shoom’s reported operating results would have been a profit of $449,000.

323,000	Profit attributable to the information technology solutions services to U.S. and Foreign governments.
(2,770,000)
Losses attributable to other Company activities primarily consisting of a non-cash charge of $489,000 for the change in the fair value of the derivative liability associated with warrants issued, and a non-cash charge of $884,000 for stock based compensation expense. All other Company activities represented a net loss of $1,397,000.

$(4,535,000)	Net loss

As previously discussed, Lilien is an information technology company whose operations complement and significantly expand our current base of business and enables us to provide integrated consulting and implementation solutions and services to government and private organizations in the United States. In that light, we expect significant increases in Lilien’s revenues, profits, and cash flows during 2014. Cash flows related to operating activities during the year ended December 31, 2012 were, in comparison, minimal and consisted of normal operating activities.

The non-cash expenses of $2,939,000 consisted of:

$944,000	Depreciation and amortization expenses primarily attributable to the Lilien and Shoom operations which were acquired effective March 1, 2013 and August 31, 2013, respectively.
1,202,000	Stock-based compensation expense attributable to warrants and options issued in connection with Lilien, Shoom and other Company operations.
489,000	Change in the fair value of the derivative liability associated with warrants issued as discussed in the years ended December 31, 2013 and 2012 financials Note 20.
304,000	Other
$2,939,000	Total non-cash expenses

The net source (use) of cash in the change in operating assets and liabilities aggregated ($1,132,000) and consisted primarily of changes attributable to the acquisition of Lilien effective March 1, 2013 as follows:

$(4,597,000)	Increase in accounts receivable
(1,241,000)	Increase in prepaid licenses and maintenance contracts
2,376,000	Increase in accounts payable
859,000	Increase in deferred revenue
899,000	Increase in accrued compensation
572,000	Other
$(1,132,000)	Net use of cash in the changes in operating assets and liabilities

Cash Flows from Investing Activities (2012-2013)

Net cash flows related to investing activities during the year ended December 31, 2013 and 2012 were approximately $1,131,000 and ($4,000), respectively.  The cash flows related to the year ended December 31, 2013 was comprised of a $3,000,000 investment in Lilien and a $1,000,000 loan to AirPatrol offset by $1,112,000 in cash acquired in connection with the Lilien acquisition, $3,668,000 of cash acquired in connection with the Shoom Acquisition and $486,000 from the redemption of marketable securities. Cash flows related to investing activities during the year ended December 31, 2012 were minimal.

Cash Flows from Financing Activities (2012-2013)

Net cash flows from financing activities during the year ended December 31, 2013 and 2012 were approximately a positive $3,692,000 and $259,000, respectively. The positive cash flows related to the year ended December 31, 2013 was comprised primarily of $6,448,000 of advances from a credit facility. Those funds were primarily utilized for the $3,000,000 investment in Lilien, $1,000,000 loan to AirPatrol, Lilien, Shoom and AirPatrol acquisition costs of approximately $1,813,000, and $472,000 of repayments of notes, balances due under other credit arrangements and advances from related parties. $1,985,000 was paid to the Shoom shareholders as part of the acquisition purchase price which was included as a note payable on the balance sheet. Cash flows related to financing activities during the year ended December 31, 2012 were, in comparison, minimal and consisted of advances of approximately $568,000 from Duroob Technology, Inc. (“Duroob”). The owners and management of Duroob own slightly less than 50% of our subsidiary operating in Saudi Arabia. Therefore, Duroob made such advances to the Company to support those operations while we pursued the acquisition and expansion strategy described in the preceding paragraphs.

Liquidity and Capital Resources as of December 31, 2013

Our current capital resources and operating results as of and through December 31, 2013, as described in the preceding paragraphs, consist of:

1)	An overall working capital deficit of $7,852,000;

2)	Cash of $2,104,000;

3)	Marketable securities of $125,000;

4)	A revolving line of credit for up to $6,000,000 with a maturity date of March 15, 2015 of which $5,698,000 is utilized;

5)	A term loan for $750,000 with a maturity date of August 27, 2016; and

6)	Net cash used in operating activities year-to-date of $2,728,000.

We believe our total working capital deficit of $7,852,000 does not represent a severe impediment to our operations and growth when its principal components are separately identified and analyzed and the growth of our business is taken into account. The breakdown of our overall working capital deficit is as follows:

Working capital	Assets	Liabilities	Net
Cash	$2,104,000	—	$2,104,000
Marketable securities	125,000	—	125,000
Accounts receivable / accounts payable	9,581,000	8,435,000	1,146,000
Note receivable	1,130,000	—	1,130,000
Prepaid contracts / deferred revenue	6,120,000	7,402,000	(1,282,000)
Accrued compensation and related benefits	—	2,622,000	(2,622,000)
Notes payable	—	723,000	(723,000)
Revolving line of credit and current portion of term loan	—	6,156,000	(6,156,000)
Other	528,000	2,102,000	(1,574,000)
Net	$19,588,000	$27,440,000	$(7,852,000)

Accounts receivable exceeds the related accounts payable by $1,146,000. We do not believe there are material collectability issues with respect to our accounts receivable.  In accordance with industry practice, payments to major vendors included in our accounts payable are normally extended until the time the collection of the related sale is received. Deferred revenue exceeds the related prepaid contracts by $1,282,000 and other liabilities exceed other assets by $1,574,000. These deficits are expected to be funded by our anticipated cash flow from operations, as described below, over the next twelve months. The revolving line of credit and the current portion of the term loan total $6,156,000 as of December 31, 2013, which we believe will not have a material adverse effect on our liquidity in the next twelve months as the principal balance is not due until March 2015, fifteen months from the current balance sheet date of December 31, 2013. Additionally, as described in the preceding paragraphs, the amount of this credit facility was increased to $6,000,000 in August 2013.

Net cash used in operating activities year-to-date of $2,728,000 consists of net cash used in operations of $1,596,000 (net loss of $4,535,000 less non-cash expenses of $2,939,000) and net cash used of $1,132,000 in changes in operating assets and liabilities. We expect net cash from operations during 2014 to be positive as:

1)	Sysorex was awarded a $3 million contract of which $1.4 million in revenue is expected to be recognized in 2014;

2)
Lilien and Shoom complement and significantly expand our current base of business and enables us to provide integrated consulting and implementation solutions and services to both government and private organizations in the United States. In that light, we anticipate increases in revenues and cash flows during 2014; and

3)
We concluded the acquisition of Shoom, Inc. (“Shoom”), a company with operations compatible to both Sysorex and Lilien, effective August 31, 2013 through the issuance of shares of Sysorex common stock.  The acquisition provided us with:

a)	Positive working capital of approximately $4,073,000 which consisted almost exclusively of cash; and

b)	A business that benefits from high margins and generates approximately $1,000,000 positive cash flow on an annual basis.

The Company completed a $2 million private equity offering from a strategic investor in February 2014. Consequently, we expect that our current capital resources as of December 31, 2013 and since then, as described in the preceding paragraphs, will be sufficient to fund planned operations during the next twelve months.  We also expect that as our business expands, cash provided from operations will, over time, eliminate our working capital deficit and provide ongoing improvement in our long-term liquidity.

We have been actively pursuing equity financing to provide us with capital necessary to continue pursuing the acquisition and expansion strategy that we launched with the acquisition of Lilien in March 2013 and, if necessary, to provide working capital to our current operations. Following completion of our initial public offering on April 9, 2014, which raised net proceeds of $17.7 million, we expect to have sufficient funds to continue this acquisition and expansion strategy. Such strategy would include the requisite funding to close and integrate the business operations of AirPatrol. While the Company does not expect that AirPatrol will require additional capital from the Company following the acquisition other than the consideration received in the acquisition, there can be no assurance that AirPatrol will be successful in its efforts and it may require additional unanticipated funding from the Company which may have an adverse effect on the Company and its operations. If we are unsuccessful in raising additional capital through this offering or obtaining alternative financing during 2014, we may have to postpone or abandon our acquisition and expansion plans. However, if our acquisition and expansion plans are required to be postponed or abandoned, we expect that it will have a limited effect on our liquidity or the ongoing operations of Sysorex, Lilien or Shoom as described above.

Bridge Bank Financing Agreement

Reference is made to the March 15, 2013 Business Finance Agreement by and among Lilien, Sysorex Government Services, Inc., Lilien Systems, and Sysorex Global Holdings, Inc. as co-Borrowers (the “Borrowers”) with Bridge Bank, NA (the “Bank”) under which the Borrowers obtained a revolving line of credit for up to $5,000,000 with a maturity date of March 15, 2015.

On March 20, 2013, the Borrowers received $4,175,000 under this Agreement.  Of that amount, $3,000,000 was paid as consideration in connection with the Lilien acquisition effective March 1, 2013.  The balance of $1,175,000 was primarily utilized for acquisition program related expenses totaling $594,000 and reduction of debt and accrued expenses totaling $467,000. As of March 31, 2014, the principal amount outstanding under the Agreement was $5,274,473 and an additional $750,000 is outstanding under a term loan.

As noted above, on August 29, 2013 the parties amended the Agreement in connection with the Company’s acquisition of Shoom, which modified certain sections, waived existing defaults, and increased the credit limit to $6,000,000.  Additionally and concurrently with the Amendment the Company entered into a term loan for $750,000 which accrues interest at the greater of 5.25% or the Bank’s prime rate plus 2% and matures on August 27, 2016.  The Company is obligated to make payments of $41,667 on the first day of each month commencing on February 1, 2014 until the loan amount is paid in full.  Also as noted above the Bank received (i) warrants to purchase 83,334 shares of Common Stock exercisable at $0.90 per share in connection with the Agreement on March 20, 2013, and (ii) warrants to purchase 56,250 shares of Common Stock exercisable at $2.40 per share in connection with the Amendment on August 29, 2013.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency contracts. We do not engage in trading activities involving non-exchange traded contracts.

Recently Issued Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, please see Note 3 to our financial statements, which are included in this prospectus beginning on page F-1.

BUSINESS

Overview

The following organizational chart sets forth the five subsidiaries of Sysorex Global Holdings Corp. and the lines of business in which they are engaged, as described below:

Sysorex Global Holdings Corp. (“Sysorex” or the “Company”), provides information technology and telecommunications solutions and services to commercial and government customers primarily in the United States. We provide a variety of IT services and/or technologies that enable customers to manage, protect and monetize their enterprise assets whether on-premise, in the Cloud, or via mobile.  Sysorex is a systems integration and consulting company and has a wide range of offerings, including, but not limited to: custom application/software design, architecture and development, data center design and operations services, command control, computer communication, intelligence (C4I) system consulting, program management and security solutions and services. Sysorex is currently engaged in an acquisition strategy to add cutting edge technologies and intellectual property that complement its service offerings. The targeted technologies typically include software and/or hardware products providing cyber security, and Big Data/Analytics capabilities on premise, in the Cloud or on a mobile device. Cyber security and Big Data Analytics are expected to be our primary focus going forward.

Effective March 1, 2013, the Company acquired Lilien Systems (“Lilien” and the “Lilien Acquisition”) based in Larkspur, California, an information technology company, which significantly expanded the Company’s operations in the fields described above. Lilien delivers right-fit information technology solutions that help organizations reach their next level of business advantage. Lilien brings unsurpassed commitment, a highly qualified and educated staff with deep technical expertise, premier technology certifications, key manufacturer partnerships, and business vision to its solutions, enterprise computing and storage, virtualization, business continuity, networking and IT business consulting.  See “Business - The Lilien Acquisition” below.

Effective August 31, 2013, the Company acquired Shoom, Inc. (“Shoom”) based in Encino, California, a leading provider of Cloud based data analytics and enterprise solutions to the media, publishing and entertainment industries. Shoom specializes in providing comprehensive and integrated Internet/intranet based information services and electronic delivery systems to its expanding client base. Shoom liberates publishers and advertisers from cumbersome legacy and hard-copy systems with software-as-a-service (SaaS) products including eTearSheets, eInvoice, Ad Delivery and ePaper electronic publication solutions while generating critical data analytics for its customers. Shoom expands Sysorex’s depth of enterprise service offerings with powerful Cloud–based solutions. Shoom's customers can now take advantage of Lilien's Big Data expertise and advanced analytics, while Sysorex and Lilien will leverage Shoom's talent pool of expert Cloud solution engineers. Based on management’s due diligence investigation of Shoom, the Company expects Shoom to generate approximately $4 million in revenues with a retention rate of approximately 90% (consistent with the last five years), and 25% net income in 2014 and a 10% annual growth rate thereafter exclusive of the benefits of leveraging synergies with Sysorex.

Effective April 18, 2014, the Company acquired 100% of the capital stock of AirPatrol Corporation (“AirPatrol”), a company in the  mobile cyber-security and location-based services space with leading-edge solutions and proprietary intellectual property.

Based on the audited financial statements included in this prospectus, management’s assessment of potential revenue that could be earned by AirPatrol, as well as management’s assessment of location-based services  market opportunities, AirPatrol is expected to generate additional revenue and income for Sysorex in 2014 and 2015. This is based on AirPatrol’s projections for which our management and AirPatrol believes there is a reasonable basis, however, there is no guarantee that AirPatrol will meet financial targets. AirPatrol’s customer base largely consists of government agencies and could be effected by government delays and shut downs.

The Company entered into a Master Service Agreement (the “MSA”) on February 24, 2014, with Geneseo Communications Inc. d/b/a ColoHub.  The MSA is for a five year term, with automatic renewals, which provides the terms and conditions for the Company to purchase certain telecommunications and related infrastructure services from ColoHub, initially for its use and subsequently for resale to the Company’s customers.  The Company has leased 1,000 square feet of space from Geneseo at $17,500 per month commencing April 1, 2014.  The Company initially intends to private label Geneseo services and data center space for Lilien and Sysorex customers.

Management intends to accelerate introduction of the acquired technology and products of Lilien and Shoom, as well as any future acquisitions, by offering them through its U.S. Federal government contracts by adding their solutions and services to its GSA schedule and other relevant contract vehicles where Sysorex is the prime contractor. Sysorex expects to leverage Lilien’s sales force and customer base with any future acquisition as and when appropriate.

Corporate Strategy

Sysorex management has a mergers and acquisitions strategy to acquire companies and innovative technologies servicing the multi-billion dollar IT services industry.  We have targeted services and technology/IP based companies since management believes they add value to the Company and may allow us to command a higher sales price should there be a sale or a spinoff. Sysorex plans to facilitate and manage cross-selling opportunities among the companies and provide shared corporate services to create efficiencies and be cost effective. We are seeking opportunities with the following profiles:

Innovative and commercially proven technologies primarily in cyber-security, business intelligence/analytics, Big Data services, Cloud and mobile/BYOD.

Commercial and government IT service companies which have an established customer base and are seeking growth capital to expand their capabilities, product offerings and substantially increase their revenues and operating profits.

Companies with profitable, proven technologies that are complementary to the Company’s overall strategy. We are looking at companies primarily in the United States.  However, we may expand our search  into other geographies such as India, Europe and others, if there are significant strategic and financial reasons to do so.

An important element of our mergers and acquisitions strategy is to acquire companies with complementary capabilities/technologies and an established customer base in each of the above categories.  We believe that the customer base of each potential acquisition will present an opportunity to cross-sell solutions to the customer base of other acquired companies. For example, when we acquire a company that primarily specializes in BYOD cyber security, we will be in a position to market this solution to both Sysorex’s public sector government clients and Lilien’s private sector clients.

Another important criterion is an acquisition candidate’s contract backlog. This is one of the most important benefits of having public sector clients. These customers provide very large multi-year contracts that can provide secure revenue visibility typically for three to five years.  Based on management’s experience, we understand government contracting very well and have built a core competency in bidding on government requests for proposals.  We are actively seeking companies that have built a backlog with various government agencies that can complement Sysorex’s existing contracts.

We intend to acquire innovative technologies and established, reputable IT services companies, using restricted common stock, cash and debt financing in combinations appropriate for each potential acquisition.

Industry Overview

Worldwide, companies and organizations are expected to spend a combined $3.8 trillion on hardware, software, IT services and telecommunications in 2014 with an approximate 3.1% growth rate over the next five years (Source: Gartner, Inc. January 06, 2014 press release).

The U.S. Government spends approximately $80 billion in IT annually and this level of spending is expected to continue at a 3% compound annual growth rate (CAGR), compared with 6% historically in the first decade of the 21st Century (Source: Market Research Media - U.S. Federal IT Market Forecast 2013-2018). Security of all forms, especially cyber-security, are significant growth areas, and Sysorex intends to increase its role in this sector (Source: Market Research Media - U.S. Federal Cyber-Security Market Forecast 2013-2018 dated April 12, 2013). The focus is on deployment of technologies that proved their worth in the private sector. The technology segments like business intelligence, cloud computing, eDiscovery, GIS and geospatial, non-relational database management systems, smart grid, SOA, unified communications and virtualization are expected to have double digit growth in the period 2013 – 2018 (Source: Market Research Media - U.S. Federal IT Market Forecast 2013-2018). The total annual U.S. Federal IT market is expected to surpass $93 billion by 2018 (Source: Market Research Media - U.S. Federal IT Market Forecast 2013-2018).

The Company’s headquarters offices are located at 3375 Scott Boulevard, Suite 440, Santa Clara, California 95054.  Our telephone number is (408) 702-2167.  The Company’s subsidiaries maintain offices in Herndon Virginia, Larkspur California, Encino California and Riyadh, Saudi Arabia.

Corporate Structure

Sysorex has five operating subsidiaries:  (i) Sysorex Federal, Inc. (100% ownership) and its wholly owned subsidiary Sysorex Government Services, Inc. based in Herndon, Virginia, which focuses on the U.S. Federal Government market; (ii) Lilien Systems (100% ownership) based in Larkspur, California; (iii) Shoom, Inc. (100% ownership) based in Encino, California, (iv) AirPatrol Corporation (100% ownership) based in Maple Lawn Maryland, and (v) Sysorex Arabia LLC (50.2% ownership) based in Riyadh, Saudi Arabia.

Mr. Nadir Ali is the Chief Executive Officer (“CEO”) of Sysorex and the five Sysorex subsidiaries. Geoffrey Lilien is the CEO of Lilien Systems, William Freschi is the CEO of Shoom, and Cleve Adams is the CEO of AirPatrol.  Future acquisitions may be operated as separate business units or merged into one of the existing subsidiaries depending on its business focus.

Although the subsidiaries operate independently, they work in concert to cross sell and leverage each other’s capabilities, technologies and customer base. Sysorex provides shared corporate services across the entities. We believe that the implementation and execution of our corporate strategy will benefit our shareholders and attract investors.

Corporate History

The Company was formed in Nevada in April 1999, under the name Liquidation Bid, Inc.  It changed its name to Softlead, Inc. on September 9, 2003.

On March 2, 2011 by a majority vote of shareholders at a special meeting, the Company elected to change its name to Sysorex Global Holdings, Corp.; effect a 1-for-20 reverse split of its stock; and acquire the Sysorex operational businesses. On June 2, 2011, the Company effected a 1-for-20 reverse split and changed its name to Sysorex Global Holdings Corp.

On July 29, 2011, the Company acquired all of the stock of the U.S. Federal Government business of Sysorex (Sysorex Federal, Inc. and its subsidiary Sysorex Government Services, Inc.) and 50.2% of the stock of the operating unit of Sysorex engaged in Saudi Arabian Government contracts (Sysorex Arabia, LLC). The acquisition was based on a share exchange, with Sysorex shareholders being issued 14,600,000 restricted common shares of the Company in exchange for stock of the three operating entities.

The Company recapitalized itself by amending its Articles of Incorporation on August 3, 2011 and increased its authorized common stock to 30,000,000 common shares, with a par value $0.001 per share. On September 1, 2011, the Board of Directors and the majority shareholders authorized the increase of the authorized shares from 30,000,000 to 40,000,000; however, the filing of the Amendment to the Articles of Incorporation was not filed with the State of Nevada until April, 2012.

Effective March 20, 2013, the Company completed the acquisition of the assets of Lilien LLC.

Effective August 23, 2013, the Board of Directors and the majority shareholders authorized the increase of the authorized common shares from 40,000,000 to 50,000,000.

Effective August 31, 2013, the Company acquired 100% of the stock of Shoom Inc.

Effective December 6, 2013, our Board of Directors and stockholders holding a majority of our outstanding voting power approved a resolution authorizing our Board of Directors to effect a reverse split of our common stock at an exchange ratio of one-for-two with our Board of Directors retaining the discretion as to whether to implement the reverse split and adjust the ratio immediately following the effectiveness of the registration statement we filed on October 19, 2013.

On April 9, 2014, the Company consummated its initial public offering of 3,166,666 shares of common stock, which raised net proceeds of approximately $17.7 million, after deducting the underwriting discounts and commissions.  Simultaneously the Company listed its common stock for trading on the Nasdaq Capital Market.

Effective April 18, 2014, the Company acquired 100% of the stock of AirPatrol Corporation.

Sysorex Products and Services

The focus of Sysorex Government Services is largely on services and related solutions; its solutions are primarily software and select high-end hardware products required for our contracts. Sysorex services cover a full range of systems integration, cyber-security, Business Intelligence (BI)/Analytics, mobile/BYOD and custom application development services as described in the table below. Sysorex also assists customers with:

•	assessment of available solutions;

•	strategy to apply these solutions to existing processes;

•	road-map for streamlining processes to take advantage of new technologies;

•	management and implementation resources to deliver a solution; and

•	maintenance, training and support of solutions.

Project/Program Management and Independent Validation & Verification
Sysorex provides life-cycle comprehensive project and program management services, reorganization/cost-cutting strategies IV&V services and training. Recent projects include C41SR system implementation to fiber network roll-out.

Custom Application Development and Enterprise Architecture Design
Providing technology consulting (architecture; platform; technology) and outsourced product design; SOA development; enhancement; testing for enterprise, mobile, etc.; On-site, off-site, off-shore or a combination.

Green Data Center Design and Operations & Facilities Management	Providing full service infrastructure management and managed services on-site or remotely; design, build, operate and manage data centers using green methodologies and solutions.
Security (Cyber/Network, Physical, Information), Critical Infrastructure Protection
Designing and implementing solutions that integrate physical (surveillance/access control) to cyber security; information assurance, designing and implementing security policies and re-designing business processes; secure information sharing and collaboration solutions.

Business Intelligence/Analytics	Business intelligence and analytics in real-time using semantic ontologies and other methodologies; predictive analytics; forensics; and decision support systems.

Sysorex Government Services Contracts

Sysorex Government Services, Inc. enters into various types of contracts with our customers, such as Indefinite Delivery Indefinite Quantity (IDIQ), Cost-Plus-Fixed-Fee (CPFF) Level of Effort (LOE), Cost-Plus-Fixed-Fee (CPFF) Completion, Cost-reimbursement (CR), Firm-Fixed-Price (FFP), Fixed-Price Incentive (FPI) and Time-and-materials (T&M).

IDIQ contracts provide for an indefinite quantity of services or stated limits of supplies for a fixed period. They are used when the customer cannot determine, above a specified minimum, the precise quantities of supplies or services that the government will require during the contract period. IDIQs help streamline the contract process and speed service delivery. IDIQ contracts are most often used for service contracts and architect-engineering services. Awards are usually for base years and option years. The customer places delivery orders (for supplies) or task orders (for services) against a basic contract for individual requirements. Minimum and maximum quantity limits are specified in the basic contract as either a number of units (for supplies) or as dollar values (for services).

CPFF LOE contracts will be issued when the scope of work is defined in general terms requiring only that the contractor devote a specified LOE for a stated time period.  A CPFF completion contract will be issued when the scope of work defines a definite goal or target which leads to an end product deliverable (e.g., a final report of research accomplishing the goal or target).

CR contracts provide for payment of allowable incurred costs, to the extent prescribed in the contract. These contracts establish an estimate of total cost for the purpose of obligating funds and establishing a ceiling that the contractor may not exceed (except at its own risk) without the approval of the contracting officer and are suitable for use only when uncertainties involved in contract performance do not permit costs to be estimated with sufficient accuracy to use any type of fixed-price contract.

FFP contracts will be issued when acquiring supplies or services on the basis of definite or detailed specifications and fair and reasonable prices can be established at the outset.

FPI target delivery contracts will be issued when acquiring supplies or services on the basis of reasonably definite or detailed specifications and cost can be reasonably predicted at the outset wherein the cost risk will be shared. A firm target cost, target profit, and profit adjustment formula will be negotiated to provide a fair and reasonable incentive and a ceiling that provides for the contractor to assume an appropriate share of the risk.

T&M contracts provide for acquiring supplies or services on the basis of (1) direct labor hours at specified fixed hourly rates that include wages, overhead, general and administrative expenses, and profit; and (2) actual cost for materials.   A customer may use this contract when it is not possible at the time of placing the contract to estimate accurately the extent or duration of the work or to anticipate costs with any reasonable degree of confidence.

Lilien Systems Products and Services

Founded in 2004, Lilien Systems based in Larkspur, California, had approximately $42 million in revenues in 2012. Lilien Systems currently serves approximately 700 commercial businesses in California, Oregon, Washington and Hawaii with its approximately 50 employees as of December 31, 2012.

Lilien delivers right-fit information technology solutions that help organizations reach their next level of business advantage. Lilien brings technical expertise and business vision to its solutions – enterprise computing and storage, virtualization, business continuity, networking and IT business consulting.

Lilien has received a variety of industry awards.  CRN recently recognized Lilien as one of the 50 fastest-growing VARs in the nation over the last three years. For 2009, Lilien was named Top Partner for HP Storage Sales in a nationwide field by Avnet, the largest distributor of technology products in the U.S.  The year before, Lilien was honored with Avnet’s Innovation Award and CRN’s Best Partnership Award, for its collaboration with HP on delivering customer value.  Since 2006, Lilien has been included in CRN’s annual VAR500 (top 500 VARs in the U.S.).

Lilien is a full-service solutions integrator, effecting sales of hardware and software for enterprise infrastructure solutions.   Lilien’s core practice areas include:

•	Big Data – mining terabytes of data from disparate sources in real time

•	Advanced analytics

•	Secure wireless networking

•	Enterprise IT as a service

•	Converged infrastructure

We believe Lilien enjoys a leadership position among solution providers in the Western United States.  Lilien holds premier partner status with many of its technology partners as a result of its commitment to solution training, its business orientation and its performance.  In addition, Lilien is regularly recognized by the industry as a top Solution Integrator/VAR and was recently named to CRN’s inaugural Tech Elite 250 which recognizes the top IT organizations in the U.S.

The Lilien Acquisition

The purchase price for Lilien, under the Asset Purchase and Merger Agreement (the “APMA”), effective March 1, 2013 was $9,000,000.  This consisted of the payment of $3,000,000 of cash and the issuance of 3,000,000 shares of restricted common stock of Sysorex deemed to have a fair value of $6,000,000, or $2.00 per share to the members of Lilien, LLC (the “Former Lilien Members”) in exchange for all of the outstanding capital stock of Lilien Systems, Inc.  The cash consideration of $3,000,000 was obtained by the Company under a credit facility entered into for the purpose of completing the acquisition.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” All of the Company’s 3,000,000 shares issued in the Lilien Systems Acquisition (collectively, the “Company Shares”) are subject to Lock-up/Leak-out and Guaranty Agreements. All of the Lilien Systems, Inc. stockholders, including Geoffrey Lilien, who continued as CEO of Lilien, Bret Osborn, President of Lilien and Dhruv Gulati, EVP of Lilien (the “Lilien Stockholders”) cannot sell any of their Company Shares for a six-month period beginning on April 8, 2014. The Company contingently guaranteed (the “Guaranty”) to the Former Lilien Members the net sales price of $2.00 per share (as adjusted) for a two year period following the closing, provided the Lilien Stockholders are in compliance with the terms and conditions of the lock-up agreement.  At the end of the two-year Guaranty period the Former Lilien Members shall have an option to put all, but not less than all, of their unsold Sysorex shares to Sysorex, for the price of $2.00 per unsold share.  Notwithstanding the foregoing, in the event the gross profit for calendar 2013 and 2014, attributable to the Lilien business is more than 20% below what was forecasted to the Company the Guaranty will be proportionately reduced.

Under the APMA, the Former Lilien Members were entitled to any excess cash above $1,000,000, provided both Lilien’s net worth immediately preceding the closing was greater than $1,000,000 and its net worth less excess cash of at least $1,000,000 was greater than $1,000,000.  As a result of a post-closing adjustment, Lilien’s net worth was less than $1,000,000 and the former Lilien Members refunded $153,000 to the Company, subject to further adjustment.

Upon the completion of the Lilien Acquisition, Geoffrey Lilien, Bret Osborn and Dhruv Gulatui were elected to the Company’s then existing Board of Directors of three persons.

Shoom Products and Services

On September 6, 2013, Sysorex Global Holdings Corp. completed the acquisition, effective August 31, 2013, of substantially all of the assets and liabilities of Shoom, Inc.  Shoom was founded in 1998 and is based in Encino, California. Management believes based on its knowledge of the industry that Shoom is a leading provider of cloud based data analytics and enterprise solutions to the media, publishing and entertainment industries with over 700 active publications in North America. Shoom specializes in providing comprehensive and integrated Internet/intranet based information services and electronic delivery systems to its expanding client base around the world.  Shoom liberates publishers and advertisers from cumbersome legacy and hard-copy systems with software-as-a-service (SaaS) products including eTearSheets, eInvoice, Ad Delivery and ePaper electronic publication solutions while generating critical data analytics for its customers. Shoom’s software-as-a-service contracts are typically performed for periods of one or more years and Shoom has a high customer retention rate. Shoom offers eSolutions including eTearsheets, invoicing, CRM, and other products and services to 750 newspapers in the cloud.

Cloud or SaaS based analytics is a growing market that Sysorex intends to pursue beyond the media vertical that Shoom is in today. According to industry sources, cloud based business analytics and business intelligence is expected to grow from $5.2 billion in 2013 to $16.52 billion in 2018 a 25.8% CAGR (Source: PRWeb Article - Cloud Analytics Market is Growing at an Estimated CAGR of 25.8% & to Reach $16.52 Billion by 2018 - New Report by MarketsandMarkets April 2, 2013.)  Shoom has been in business for over 10 years and providing its Cloud solutions for over 4 years.  As of April 30, 2014, Shoom has 20 employees and is located at 6345 Balboa Blvd., Suite 247, Encino, CA 91316.

The Shoom Acquisition

Pursuant to an Agreement and Plan of Merger dated as of August 31, 2013, a wholly owned subsidiary of Sysorex was merged with and into Shoom which continued its existence as a wholly-owned subsidiary of Sysorex. Sysorex issued approximately 1,381,000 shares of its common stock to the former shareholders of Shoom, plus their pro rata share of $2,500,000 cash consideration, subject to adjustment based on the Net Worth (as defined in the Agreement of Plan and Merger) of Shoom as of August 31, 2013 compared with $6,038,020, the net worth of Shoom on July 31, 2013. Of this amount, approximately 250,000 shares of Sysorex common stock, plus approximately $500,000 of the cash consideration is being held in escrow for the benefit of the former Shoom stockholders, pro rata, for one year based on any claim for indemnification, other than tax matters for which there is a seven-year escrow. All of the Company’s 1,381,000 shares issued in the Shoom Acquisition are restricted and subject to lock-up agreements during which they cannot sell any shares for a six-month period beginning on April 8, 2014. In addition, the Company issued stock options to Shoom employees to purchase an aggregate of 100,000 shares of Sysorex common stock. William Freschi (CEO/CFO), Dan Cole (President/COO), Michael Lynch (Executive VP/GM) and Sharon Ryoji (Senior VP Customer Services) each entered into employment agreements with Shoom upon the completion of the acquisition.

AirPatrol Products and Services

AirPatrol develops indoor device locationing, monitoring and management technologies for mobile devices operating on WiFi, cellular and wideband RF networks. AirPatrol has two product lines. The first is a mobile security platform that locates devices operating within a monitored area, determines their compliance with network security policies for that zone, and then can trigger policy modification of device apps and/or features - either directly or via leading third party mobile device, application and network management tools. AirPatrol’s other product is a commercial platform for enabling location and/or context-based services and information delivery to mobile devices based on zones as small as 10 feet or as large as a square mile. The monitored areas may include a building, a campus, a mall, and outdoor regions like a downtown.  Unlike other mobile locationing technologies, AirPatrol technologies use passive sensors that work over both cellular and WiFi networks and offer device locationing and zone-based app and information delivery accurate to within 10 feet - three to five times more precise than the industry standard. Additionally, unlike geo-fencing systems, AirPatrol technologies are capable of simultaneously enabling different policies and delivering different apps or information to multiple devices within the same zone based on contexts such as the type of device, the device user and time of day.

AirPatrol’s products and technologies deliver solutions to address an exploding global location-based mobile security and services (LBS) market currently estimated to be more than $12 billion in 2014, growing at a fast rate (Jupiter Research, 2013).  AirPatrol has 15 patents currently pending in the areas of context-aware policy management, RF detection, cellular monitoring, end node network applications for mobile devices and related technologies. Customers for the security platforms are big box retailers, healthcare facilities, property managers (malls, shopping centers, etc.), hotels and resorts, gaming operators and government agencies. This platform requires no app installation for anonymous collection of behavioral data such as traffic flow, entry and exit patterns, length of stay and other business intelligence and analytics functions. It also serves as location-based services, sales and marketing system. In these cases, the security platform connects to third party apps on a user’s mobile device that provide functions such as location-based offers, discounts and suggestive selling, VIP service functions (for hotels, resorts, casinos, etc.), and location-based information delivery such as mobile-based guided tours of historic sites, points of interest and museums, shopping center maps, building floor plans and so on.

The AirPatrol Acquisition

On December 20, 2013, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), as amended on February 28, 2014, to acquire 100% of the capital stock of AirPatrol, a company in the  mobile cyber-security and location-based services space with leading-edge solutions and proprietary intellectual property, for a purchase price equal to (a) $10,000,000 in cash, subject to certain adjustments, allocated to and among certain creditors, payees and holders of AirPatrol’s issued and outstanding capital stock and (b) 2,000,000 shares of Company common stock, of which 800,000 shall be held in escrow for one year, as security to satisfy any indemnity claims that may be owed by the AirPatrol shareholders to the Company (the “Merger Consideration”). The Merger Consideration includes an earnout, half of the value of which shall be in stock and the other half in cash (unless otherwise agreed or required pursuant to the Merger Agreement) payable to the shareholders of AirPatrol in 2015 in accordance with the following formula: if for the five quarter period ending March 31, 2015, AirPatrol Net Income (as defined in the Merger Agreement) meets or exceeds $3,500,000, the Company shall pay to the AirPatrol shareholders an earnout payment equal to (i) AirPatrol Net Income, divided by $5,000,000, times (ii) $10,000,000, provided that the total earnout payment shall not exceed $10,000,000. The closing of the Merger is conditioned upon the closing of this Offering and certain other customary conditions. The Company can give no assurance that the terms and conditions will be met and the transaction will close.

On April 18, 2014, the Company consummated the AirPatrol Acquisition, and on the closing date paid adjusted Merger Consideration of $8,466,258 in cash, and 2,642,808 shares of common stock (800,000 shares of which were deposited into a holdback escrow for indemnity purposes).

On May 30, 2014 the Company and AirPatrol entered into a Waiver and Amendment No. 3 to the Agreement and Plan of Merger  (this “Amendment”) which was a post-closing waiver and amendment to the Merger Agreement.  The fees of Shareholder Representative Services LLC (“Representative”) were inadvertently not paid by AirPatrol, and not reflected as an AirPatrol merger expense at the time of closing.  Upon execution and delivery of  the Amendment, the Company paid $37,500, representing the total amount of the engagement fee owed to the Representative and the Representative, on behalf of the AirPatrol Shareholders, agreed that the number of holdback shares to be released and distributed to the AirPatrol Shareholders shall be reduced by 7,500. Such reduction in the holdback shares shall constitute full and final satisfaction of this claim.

Based on the audited financial statements included in this prospectus, management’s assessment of potential revenue that could be earned by AirPatrol, as well as management’s assessment of location based services market opportunities, AirPatrol is expected to generate additional revenue and income for Sysorex in 2014 and 2015.

Market Size

Worldwide, companies and organizations are expected to spend a combined $3.8 trillion on hardware, software, IT services and telecommunications in 2014 (Source: Gartner, Inc. January 2014 Forecast.)

Spending on devices — smartphones, tablets and printers — has grown rapidly, and is expected to continue to grow according to Gartner Inc.  Last year, spending on devices was $665 billion globally, and is expected to reach $718 billion this year, or 8 percent more (Source: All Things D Article, “Gartner Raises 2013 IT Spending Forecasts to $318 Trillion,” by Arik Hesseldahl, March 28, 2013).

Spending on enterprise software is running a close second, and is expected to grow this year by more than 6 percent to $297 billion. In this sector, a slowdown in IT operations management software is being offset by growth in spending on database management systems (Source: All Things D Article, “Gartner Raises 2013 IT Spending Forecasts to $318 Trillion,” by Arik Hesseldahl, March 28, 2013).

IT services and data center systems are also expected to grow this year, but a bit more slowly than in the previous forecast. Spending is coming down in the near-term on external storage and in Europe. IT services are subject to intense price competition and redirection of budgets away from new consulting projects (Source: All Things D Article, “Gartner Raises 2013 IT Spending Forecasts to $318 Trillion,” by Arik Hesseldahl, March 28, 2013).

The slowest-growing segment according to Gartner, Inc. is expected to be telecom services, which declined last year. Gartner, Inc. has stated that one television sector will generate approximately $1.7 trillion in revenue, up about 2 percent from last year. Declines in spending on voice are being offset by mobile data (Source: All Things D Article, “Gartner Raises 2013 IT Spending Forecasts to $318 Trillion,” by Arik Hesseldahl, March 28, 2013).

Government IT Services and Solutions Market

The U.S. government spends approximately $80 billion on IT annually.  This spending is expected to continue at a 3% growth rate vs. 6% historically because of the impact of last years sequester.  (Source: Market Research Media - U.S. Federal IT Market Forecast 2013-2018.) Security of all forms, especially cyber-security, are significant growth areas (Source: Market Research Media - U.S. Federal Cyber Security Market Forecast 2013-2018 and Sysorex intends to increase its role in this sector.  Sysorex Government Services, Inc. (“SGS”) is servicing U.S. Government customers in both civilian and defense agencies. SGS provides a variety of IT solutions and services through its various government contract vehicles including our GSA Schedule, SPAWAR, TEIS-III, SITE, and others. SGS serves as a prime and subcontractor depending on the contract. SGS is also well positioned to win foreign military sales contracts leveraging the Sysorex Group presence overseas.

With a cumulative market valued at $518 billion (2013–2018), the U.S. Federal IT market is expected to grow steadily – at about 3% CAGR over the period 2013–2018. The projected growth rate of 3% is less than the historical average of 6% in the first decade of 21st century, reflecting not only the struggling economy and budget pressures, but also confidence in better performing government IT at lower costs. (Source: Market Research Media - U.S. Federal IT Market Forecast 2013-2018).

Our focus is on deployment of technologies with proven worth in the private sector. Technology segments like business intelligence, Cloud computing, eDiscovery, GIS and geospatial, non-relational database management systems, Smart Grid, SOA, unified communications and virtualization are expected to experience double digit growth in the period from 2013 to 2018 (Source: Market Research Media - U.S. Federal IT Market Forecast 2013-2018). The total annual U.S. Federal IT market is expected to surpass $93 billion by 2018 (Source: Market Research Media - U.S. Federal IT Market Forecast 2013-2018.)

Despite sequestration, the U.S. government is still expanding its cyber security force.  (Source: Market Research Media - U.S. Federal Cyber Security Market Forecast 2013-2018.).  In our opinion, the Government IT market is expected to continue to grow under the Obama Administration as funds shift from Defense to Civilian Agencies and the Government tries to create jobs and opportunities for businesses like Sysorex.  Many Government agencies continue to struggle with:

•	Standalone applications/technology silos

•	Interoperability issues

•	Information sharing challenges

•	Cyber-security challenges

•	A critical lack of internal IT skills and resources

•	Fast evolving technology is making it difficult for government employees to stay current

•	Government is outsourcing civilian positions under the A-76 Rule

•	Government cannot successfully attract and maintain required technical staff for critical systems development

•
The on-going war on terrorism, Iraq and Afghanistan and homeland security requirements have forced the Government to expedite critical system deployments. This is expected to continue despite the focused shift to civilian agencies

•	The larger established integrators often move too slowly, miss many smaller critical pilot opportunities and have rigid structures that inhibit innovation.

Sysorex expects to provide a variety of systems integration services to many Government agencies. Many of our target clients have specialized systems that need to be modernized, integrated or connected to the Cloud, all with proper security infrastructure. Government customers are also looking to create more efficient systems to deploy green IT pursuant to Government guidelines. This could be LEED certification by “greening” federal buildings or simply improving energy utilization from large complex systems by using cutting edge IT and alternative energy technologies.

Cyber Security

“Federal agencies have spent more on cyber security than the entire GDP of North Korea, who some have speculated is to be involved with some of this cyber-attacks,” said Senator Thomas. L. Carper. “The issue of Cyber Warfare is not science fiction anymore. It’s reality” (Source: Market Research Media - U.S. Federal Cyber Security Market Forecast 2013-2018.)

The short- to long-term federal cyber security investments are expected to be driven by:

•	an ever-increasing number and severity of cyber-attacks,

•	dramatic expansion in computer interconnectivity and the exponential increase in the data flows and computing power of the government networks;

•	perception of the U.S. adversaries that the United States is dependent on information technology and that this dependency constitutes an exploitable weakness; and

•	developments in the existing cyber security approaches and technologies and emergence of new technologies and approaches.

With a cumulative market valued at $65.5 billion (2013–2018), the U.S. Federal Cyber security market is expected to grow steadily–at about 6.2% CAGR over the next six years (Source: Market Research Media - U.S. Federal Cyber Security Market Forecast 2013-2018).

Cloud Services

Spending on public Cloud services is expected to increase 20 percent, to $109 billion in 2012 from $91 billion in 2011. By 2016, Gartner said, this expenditure could nearly double, to $207 billion (Source: Gartner, Inc. March 2013 Forecast Press Release dated July 9, 2012 “Gartner Says Worldwide IT Spending on Pace to Surpass $3.6 Trillion in 2012”).

Big Data/Analytics

The volume, velocity and variety of Big Data can be overwhelming to IT organizations and their leaders. Gartner predicts that by 2015, Big Data demand will reach 4.4 million jobs. While this provides many opportunities to collect, manage and deploy data, we believe that a well thought out strategy is needed.  According to a recent Gartner Survey (“Predicts 2013: Information Innovation” and published in “Invest in Information and Analytics to Benefit from Big Data” document dated March 8, 2013), 42% of respondents stated they had invested in Big Data technology or were planning to do so within a year.

Gartner predicts that by 2015, 20% of Global 1000 organizations will have established a strategic focus on information infrastructure equal to that of application management. This is one of five Gartner predictions about Big Data and information infrastructure discussed in “Predicts 2013: Big Data and Information Infrastructure;” a November 30, 2012 report that describes in detail how the Big Data phenomenon will affect organizations, resources and information infrastructure.

“Big Data Adoption in the Logical Data Warehouse” by Gartner dated February 7, 2013, reports on the results of a Gartner study about Big Data. For example, over 40% of all organizations plan on using the data warehouse and data integration practices.

Mobile/BYOD

The mobile software and services capabilities are a market that is predicted by McKinsey & Co. to reach $130 billion in revenue by 2015 (Source: Article from FierceMobileIT dated, November 9, 2012).  According to Forrester Research statistics provided by IBM, mobile spending is predicted to reach $1.3 trillion by 2016. In addition, there are expected to be 200 million employees bringing their mobile devices to work by 2016. (Source: Article from FierceMobileIT dated, November 9, 2012).

Sales and Marketing

Sysorex has built a core competency in bidding on government requests for proposals. It utilizes its internal bid and proposal team as well as consultants to prepare the proposal responses for Government clients. Sysorex also uses business development, sales and account management employees or consultants and expects to increase these departments as the Company grows.

Lilien Systems utilizes direct marketing through approximately 20 outside and inside sales representatives, who are compensated with a base salary and commission, and relationships with customers and channel partners to generate new projects.  Lilien Systems maintains the following web site: www.lilien.com.

Shoom has a sales force of two outside sales representatives and a VP of Sales and VP of Customer Service, who are compensated with a base salary and commission.  Shoom maintains the following Web site:  www.shoom.com.

AirPatrol Corporation utilizes channel partners and system integrators to directly engage with customers and to perform the installation services. AirPatrol trains its partners and has its own channel/partner managers to support and augment partners as needed.  AirPatrol maintains the following web site: www.airpatrolcorp.com.

Links to the above corporate websites of Lilien Systems, Shoom, and AirPatrol Corporation are furnished for convenience, provided however, that the contents of such websites may change from time to time, and those contents are expressly excluded from this prospectus.

Customers

Sysorex

In the United States, Sysorex has already re-established itself with a variety of Government contracts and subcontracts serving the U.S. Army, FAA, DHS, Army Corps of Engineers, U.S. Navy, Department of Defense, Department of Health and Human Services and others. Sysorex is currently providing services, solutions or training to the following customers and holds a variety of contracts (either as a prime or subprime contractor):

U.S. GSA Schedule 70 (prime contractor)
U.S. Navy SPAWAR BFS Pillar (prime contractor)
GSA Alliant (subcontractor to CSC)
DIA - SITE– (subcontractor to Lockheed Martin)
Department of Treasury – TIPPS 4 (subcontractor to VIP)
U.S. Army Rock Island Arsenal (prime contractor)
FAA e-FAST (subcontractor to HiTec Systems)
U.S. Army – ITES-2 (subcontractor to NCI & ManTech)
DoD– Encore II  (subcontractor to Lockheed Martin & ManTech)
BOSS-U – (subcontractor to Northrop Grumman)
Saudi War College (Foreign Military Sales Project, subcontractor to SAIC)
DoD - PORTICO Program – (subcontractor to Lockheed Martin)
TEIS III – (subcontractor to General Dynamics)

Our relationships with our prime contractors (when we act as a subcontractor) and our subcontractors (when we act as a prime contractor) are based on Non-Disclosure Agreements, Teaming Agreements and Subcontracts, Delivery, Task and Purchase Orders which include the agreed upon general terms and conditions between the prime contractor and subcontractor.  In addition, these agreements are governed by the Government issued prime contract, which prescribes the rights and responsibilities of the prime contractor and subcontractor(s).  The rights and responsibilities at the solicitation and contract level are further described by the Federal Acquisition Regulations (FAR) and Defense Federal Acquisition Regulations Supplement (DFARS); these clauses are incorporated in the prime contract and passed along in the subcontract(s) as Government Flow-Down clauses. The FAR is the principal set of rules in the Federal Acquisition Regulation System. This system consists of sets of regulations issued by agencies of the federal government of the United States to govern what is called the “acquisition process”; this is the process through which the government purchases (“acquires”) goods and services. That process consists of three phases: (1) need recognition and acquisition planning, (2) contract formation, and (3) contract administration.   The DFARS are a supplement to the FAR that provides Department of Defense (DoD) specific acquisition regulations.  The Office of the Under Secretary of Defense for Acquisition Technology and Logistics maintains the Defense Procurement and Acquisition Policy.

Lilien Systems

Lilien Systems’ key customers in 2013 were BioRad, Healthnet, Gilead Sciences, E&J Gallo, Boswell, Hawaiian Electric Company and several other commercial customers.

Shoom

Shoom’s key customers in the media, publishing and entertainment industries include Gannett, Hearst Corporation, Media General, USA Today, MediaOne, Dow Jones Local Media Group, Gate House Media and others.

AirPatrol

AirPatrol’s key customers in 2014 are primarily U.S. Government agencies but we expect private sector customers to be the majority in future years.

Competition

Sysorex

The market-space for those providing IT solutions and services is competitive throughout the world. However, the Government sector is less competitive as fewer companies understand how to successfully penetrate the Government tendering process.  The management of Sysorex has 30 plus years of experience in this area and knows how to compete against the smallest to the largest players. In the past, our predecessor Sysorex went head to head with companies such as EDS, Micron, IBM, and Accenture on large government projects and was able to compete effectively. We are seeking to do the same going forward.

Competition comes in a variety of forms in today’s global economy. There are large systems integrators and defense contractors as well as small businesses, 8a, Women-owned, Veteran Disabled, Alaskan Native, etc. Some of these players include global defense & IT service companies including IBM Global Services, LogicaCMG, CSC, ATOS Origins, Northrop Grumman, Raytheon IT Services and SAIC.  Sysorex expects to also face new competitors as it makes acquisitions in its target areas of cyber-security, Big Data, Cloud services and mobile/BYOD; etc. We believe these will range from services companies to companies with products and technologies.

Traditional consulting firm potential competitors include: KPMG, Accenture and Ernst & Young.

Medium/small business potential competitors include: Starry Associates, Eyak Technologies, Hi-Tec Systems, Inc., CACI, Apptis and Cylab.

Indian IT service firm potential competitors include: Wipro, TCS, Infosys, HC and Polaris

Middle East IT service firms potential competitors include: Jeraisy Group, Ebttikaar, Ejada, ACS and NATCOM

This complex landscape of domestic and multi-national services companies creates a challenging environment, however, Sysorex has a successful history and brand that it believes it can leverage. Our strategy is to be a global services provider with presence in two high growth markets (India and Middle-East).  Our focus is on public, as well as private sectors, which we believe gives us a balanced and strong base for success.

Lilien Systems

The enterprise infrastructure and IT VAR industry is highly competitive. Lilien competes with various types and sizes of companies ranging from local and national service providers such as Fusion Storm Global Inc., Bear Data, LLC, enPointe Technologies and sometimes manufacturers of the products themselves. Lilien believes that it can differentiate itself from its competitors because it brings commitment, technical expertise and business vision to its solutions – enterprise computing and storage, virtualization, business continuity, networking and IT business consulting.

Shoom

Shoom competes primarily with in-house solutions that media and publishing companies may have. In addition, companies like MerlinOne and PressTeligence have part of Shoom’s solutions but usually only provide information for the specific customer and not for their competiors or for the industry.

AirPatrol

AirPatrol’s closest competition comes from wi-fi based detection companies such as Aruba and Cisco. However, these companies have decided to partner with AirPatrol as they can only do wi-fi detection and their accuracy is approximately 50-60 feet. They have partnered with AirPatrol because if offers wi-fi, cellular, RFID, blue-tooth, etc. and is sub-10-feet in location accuracy.  Mobile device management companies like AirWatch, Mobile Iron and Good Technology have also integrated with AirPatrol instead of developing competing products.

Intellectual Property

The Company currently does not have any legally filed trademarks for the names Sysorex or Lilien although it has assigned value to the Lilien trade name as part of the acquisition accounting. The Company owns trademarks relating to products and services of AirPatrol Corporation, in addition to fifteen pending patents. Sysorex is investigating a trademark for its name and is actively seeking future acquisitions, which may involve the acquisition of intellectual property.  Management believes that use of the Company’s intellectual property does not infringe upon any rights held by other parties.

Employees

As of September 9, 2014, Sysorex Government Services had 20 employees, including its parent’s two executive officers and one administrative person. Lilien Systems had 50 full-time, non-union employees, including its executive officers and no part-time employees. Shoom had 20 employees in total, including 19 full-time employees and 1 part-time employee. This includes 4 officers, 2 administrative people and 14 technical/engineering persons.  AirPatrol had 34 full-time employees and 4 part-time employees, including 4 executive officers.

Properties

The Company’s executive offices are located at 3375 Scott Blvd. Suite 440 Santa Clara, CA 95054; Tel (408) 702-2167. The Company entered into a 12-month lease for the facility commencing in August 2012 at a monthly rental of $1,785 for approximately 1,275 square feet of office space. Sysorex Government Services/Sysorex Federal offices are located at 13800 Coppermine Road, Suite 300, Herndon, VA 20171 under a shared office lease which ends on January 31, 2015. Monthly rental is $175.

Lilien’s executive offices are located at 17 E. Sir Francis Drake Blvd., Suite 110 Larkspur, CA 94939. The monthly rental is $21,819 for approximately 6,632 square feet of office space under a lease, which expires on July 31, 2016.

Shoom’s executive offices are located at 6345 Balboa Boulevard, Suite 247, Encino, CA 91316.  The monthly rental is currently $11,433 under a lease, which expires on July 31, 2017 with a five-year option to extend. Shoom is responsible for taxes, utilities and operating expenses under the lease.

AirPatrol’s executive office is located at 8171 Maple Lawn Blvd., Suite 310, Maple Lawn, MD 20759.  The monthly rental is currently $12,920 under a lease, which expires December 31, 2018 with a five-year option to extend.  AirPatrol pays the landlord a pro rata share of 6.10% for operating costs.

AirPatrol Research Corporation has an office located at 2963 Glen Drive, Suite 405, Coquitlam, BC  V3B 2P7.  The monthly rental is currently $10,981.06 under a lease which expires September 30, 2018 with a five-year option to extend.  AirPatrol Research pays the landlord a pro rate share of the operating costs.

Sysorex Arabia LLC maintains an office at Akaria Center, Building 1, Suite 302-2, Riyadh, Saudi Arabia.  The lease calls for an annual rent of approximately $16,500 and will expire on February 6, 2015.

We believe that each of our properties is suitable and adequate for the operations conducted therein.

Legal Proceedings

From time to time, the Company may become involved in litigation relating to claims arising out of its operations in the normal course of business. No legal proceedings, government actions, administrative actions, investigations or claims are currently pending against us or involve the Company which, in the opinion of the management of the Company, could reasonably be expected to have a material adverse effect on its business or financial condition.

During the year ended December 31, 2011, a judgment in the amount of $936,330 was levied against Sysorex Arabia LLC in favor of Creative Edge, Inc. in connection with amounts advanced for operations.  Of that amount, $214,187 has been repaid, $514,836 will be paid through a surety bond, and the remaining $207,320 has been accrued by Sysorex Arabia as of June 30, 2014 in its condensed consolidated financial statements.

There are no proceedings in which any of the directors, officers or affiliates of the Company, or any registered or beneficial holder of more than 5% of the Company’s voting securities, is an adverse party or has a material interest adverse to that of the Company.

MANAGEMENT

Set forth below is certain information regarding our executive officers and directors. Each of the directors listed below was elected to our board of directors to serve until our next annual meeting of stockholders or until his or her successor is elected and qualified. All directors hold office until the election and qualification of their successors. The following table sets forth information regarding the members of our board of directors and our executive officers:

Name	Age	Position
Abdus Salam Qureishi	77	Chairman of the Board of Directors
Nadir Ali	45	Chief Executive Officer and Director
Wendy Loundermon	43	Chief Financial Officer and Secretary of Sysorex, President Sysorex Government Services, Inc., CFO and Secretary of AirPatrol Corporation
Geoffrey Lilien	50	CEO Lilien Systems, Director
Bret Osborn	49	President Lilien Systems
Dhruv Gulati	51	EVP Lilien Systems
Leonard Oppenheim	66	Director
Tom Steding	70	Director
Kareem Irfan	54	Director
Tanveer Khader	46	Director

Management Team

The CEO of Sysorex Global is Nadir Ali. He has been responsible for Sysorex growth since prior to its sale to Vanstar Corporation in 1997 where he managed $165 million annual federal government business. The Sysorex management team in the United States, consisting of Nadir Ali and Wendy Loundermon, Chief Financial Officer, has recently won contracts with the U.S. Navy, U.S. Army, Homeland Security, U.S. Treasury, Department of Defense, FAA and others. Mr. Ali has an employment contract with the Company.

Geoffrey Lilien serves as the CEO of Lilien Systems with Bret Osborn as the President and Dhruv Gulati as the EVP of Lilien Systems.  All three Lilien executives have two-year employment contracts. This team is responsible for the operations of Lilien Systems.

William Freschi serves as CEO of Shoom with Dan Cole as President and COO.  They serve under two-year employment contracts and are responsible for the daily operations of Shoom.

Mr. Abdul-Aziz Salloum as General Manager heads Sysorex Arabia’s day-to-day operations.

Abdus Salam Qureishi, Chairman

Abdus Salam Qureishi is the Founder and Chairman of the Board of Directors of the Company, and was the CEO of the predecessor of Sysorex.  Until September 2011, he was also Chief Executive Officer. He launched Sysorex Information Systems (SIS) in 1972 establishing the company as a major force in the international computer industry. In less than four years he brought the company to prominence with offices in key cities and clients worldwide.  SIS became one of the leading providers of information technology solutions to U.S. Federal government customers worldwide. Headquartered in the Washington, D.C. metropolitan area, SIS was awarded and successfully managed multi-year multi-million dollar contracts, before being sold to the Vanstar Corporation in 1997.

Mr. Qureishi is a veteran of the IT industry and has been as an investor in cutting edge technologies in Silicon Valley since the 1970’s.  He invented, developed, and marketed a highly successful player selection/organization system used by three major NFL championship-winning athletic teams. He conceived, designed, and installed a personnel-testing system for a 300,000-person organization. The system effectively evaluated numerous behavioral, professional, and performance facets of key employees in the organization.  Mr. Qureishi has also managed the development, marketing, and implementation of a broad series of successful computer application programs in business, education, and government.  He has vast technical and business experience that he brings to the Sysorex Board along with extensive contacts and relationships.  He is the father-in-law of Nadir Ali, the Company’s CEO.

Nadir Ali, CEO

Nadir Ali was elected CEO and a Director of the Company in September 2011.  Prior thereto, from 2001, he served as President of Sysorex Consulting and its subsidiaries. As CEO of the Company, Nadir is responsible for establishing the vision, strategic intent, and the operational aspects of Sysorex.  Nadir works with the Sysorex executive team to deliver both operational and strategic leadership and has over 15 years of experience in the consulting and high tech industries.

Prior to joining Sysorex, from 1998-2001, Nadir was the co-founder and Managing Director of Tira Capital, an early stage technology fund.  Immediately prior thereto, Nadir served as Vice President of Strategic Planning for Isadra, Inc., an e-commerce software start-up. Nadir led the company’s capital raising efforts and its eventual sale to VerticalNet. From 1995 through 1998, Nadir was Vice President of Strategic Programs at Sysorex Information Systems (acquired by Vanstar Government Systems in 1997) a leading computer systems integrator. Nadir played a key operations role and was responsible for implementing and managing the company’s $1 billion plus in multi-year contracts.  He worked closely with the investment bankers on the sale of Sysorex Information Systems to Vanstar in 1997. This started Mr. Ali’s mergers and acquisitions experience which was enhanced with additional M&A activity totaling $150 million. This experience is critical and relevant to Sysorex’s strategy today.  Mr. Ali’s extensive experience in Sysorex’ core Government business, as well as extensive contacts and relationships in Silicon Valley and Washington, D.C. were further considered by the Company in appointing Nadir to the Board of Directors.

From 1989 to 1994 he was a management consultant, first with Deloitte & Touche LLC in San Francisco and then independently. Nadir received a Bachelor of Arts degree in Economics from the University of California at Berkeley in 1989.  Mr. Ali is the son-in-law of Abdus Salam Qureishi, the Company’s Chairman of the Board.

Wendy Loundermon, Chief Financial Officer

Ms. Loundermon has overseen all of Sysorex’s finance, accounting and HR activities as Chief Financial Officer since 2002.  She is responsible for the preparation and filing of financial statements and reports for all companies, tax return filings, negotiating vendor credit terms, banking relationships, and managing the accounting staff. Ms. Loundermon also assists in 401(k) activities and prepares financial projection and budgeting models. Ms. Loundermon and her team manage all of the HR activities for the Company including payroll, employment contracts, compensation packages, health plans, etc.  Ms. Loundermon received a Bachelor of Science degree in Accounting and a Masters of Science degree in Taxation from George Mason University.

Geoffrey Lilien, CEO, Lilien Systems

Geoffrey Lilien is CEO of Lilien Systems and became a member of the Company’s Board of Directors upon the Company’s acquisition of Lilien on March 20, 2013.  Prior thereto, he held the position of Chairman and CEO with Lilien since 1984, when he founded the Company.  He has overseen Lilien’s growth from his being the only employee to having five offices in four states with over 50 employees.  Geoffrey has authority over the operations of Lilien including sales/marketing, business development, program management, partnerships, etc.  Geoffrey’s leadership in the reseller community includes his participation on HP Enterprise Council and Avnet Executive Partner Council, and he is regularly quoted in CRN and other trade press. In 2009, he received the VAR 500 Best Partnership Award recognizing nearly two decades of successful partnering with Hewlett-Packard.  Geoffrey has a B.S. in Applied Science and Business from the University of San Francisco.   Much of Lilien Systems’ longevity and success can be attributed to that company’s culture, which evolved under Geoffrey’s leadership.  Geoffrey started out as a technologist and instituted the practice of having the most capable and communicative technical staff in the industry.  He was responsible for the company’s finances until its acquisition by Sysorex, and continues to be responsible for strategic business planning and expansion, which will help guide the Board of Directors going forward.

Bret Osborn, President, Lilien Systems

Bret Osborn is President of Lilien Systems, a position he has held since March 2008.  Mr. Osborn served as a member of the Company’s Board of Directors upon the Company’s acquisition of Lilien on March 20, 2013, until July 7, 2014.  Bret is responsible for the general operations of Lilien and sets Lilien’s strategic direction, oversees Lilien’s sales, marketing and services organizations, and manages partner relationships. Since Bret jointed Lilien in January 2005 as Vice President of Sales, Lilien has doubled in employees, quadrupled in revenue, and made VAR Business’s list of Top 50 fastest growing VARs.

Prior to joining Lilien, from 2003-2004, Bret was Regional Vice President for BlueArc Corp., where his key responsibilities included strategy formulation, team acquisition, solution development, sales, and account penetration strategies. From 1997-2002, Bret was Area Vice President for EMC Corporation, where he helped grow the business from $10 million to $110 million per year.  Bret has a B.A. in Speech Communications and Minor in Business Administration from Humboldt State University.  Mr. Osborn’s extensive sales and operations experience brings valuable capabilities as Sysorex grows its business.  He will help guide the Board of Directors as the Company builds its sales organization.

Dhruv Gulati, EVP Lilien Systems

Dhruv Gulati is Executive Vice President of Lilien Systems, a position he has held since 1992.  Mr. Gulati served as a director of the Company upon the Company’s acquisition of Lilien on March 20, 2013, until July 7, 2014.  Dhruv is responsible for Lilien’s business development, developing partner relationships for the purpose of building synergies that drive revenue growth for the Company.  Individually, Dhruv has been one of the top revenue producers for Lilien over the past 20 years.  Mr. Gulati’s business development and sales marketing experience across the Company’s operations were factors that the Company considered in appointing Mr. Gulati to the Board of Directors.

As Managing Director at GG Ventures SA, Dhruv has also founded and built a property development business in Nicaragua called El Encanto del Sur, where Dhruv manages finance, marketing and investor relations for the ongoing business.  Dhruv has a B.S. in Manufacturing Design and Process from San Francisco State University, with a Minor in Business Administration from San Francisco State University.

Board of Directors

On July 8, 2014, Brett Osborn and Dhruv Gulati resigned as members of our board of directors.  The resignations were tendered to comply with the phase-in provisions under Nasdaq Rule 5615(b) and not as a result of any disagreements between us and the resigning directors.

On July 8, 2014, Thomas L. Steding, Kareem M. Irfan and Tanveer A. Khader were each appointed by the board to serve as directors to fill the vacancies following the resignations of Messrs. Osborn and Gulati.  The newly appointed directors do not have any family relationships with any of our incumbent officers or directors, and there is no arrangement or understanding between them and any third party pursuant to which they were selected as directors. The newly appointed directors have not had any transactions with us since January 1, 2011 through the present that would require reporting pursuant to Item 404(a) of Regulation S-K.

The Sysorex Board of Directors presently includes:

Mr. A. Salam Qureishi, Chairman – see “Management Team” above.

Mr. Nadir Ali, CEO – see “Management Team” above.

Mr. Geoffrey Lilien, CEO Lilien Systems – see “Management Team” above.

Mr. Leonard A. Oppenheim, Director.   Mr. Oppenheim has served as a director of the Company since July 29, 2011.  Mr. Oppenheim retired from business in 2001 and has since been active as a private investor. From 1999 to 2001, he was a partner in Faxon Research, a company offering independent research to professional investors. From 1983 to 1999, Mr. Oppenheim was a principal in the Investment Banking and Institutional Sales division of Montgomery Securities. Prior to that, he was a practicing attorney. Mr. Oppenheim is a graduate of New York University Law School.  Mr. Oppenheim serves on the Board of Apricus Biosciences, Inc. (Nasdaq: APRI), a publicly held bioscience company.  Mr. Oppenheim’s public company board experience is essential to Sysorex.  Mr. Oppenheim also meets the Audit Committee Member requirements as an audit expert.

Mr. Thomas L. Steding, Director.  Mr. Steding has served as a director of the Company since July 8, 2014.  From April 2011 until March 2013, Mr. Steding was the Chief Executive Officer of Zephyr Photonics, a company which offers high performance optoelectronic solutions for harsh environments.   From November 2008 until July 2010, he was the Chief Executive Officer of Red Condor, Inc., a managed service provider of email security systems for businesses, government agencies, and education and service providers.  Prior to that, Mr. Steding was the Chief Executive Officer of numerous companies, including Liquid Engines, Inc., a tax software company, Stion Corp., a solar photovoltaic company, and Astoria Software, Inc., a complex document management company.   Since 2006, Mr. Steding has served as Chairman of the Board for Linguastat, Inc., a company which provides a variety of services related to businesses’ product descriptions and other rich content for the web, mobile and tablet channels. He holds a Ph.D. in Electrical Engineering from University of California, Berkeley, California, and a MS in Management (Sloan Fellow) from Stanford University Graduate School of Business, Stanford, California. He also holds degrees in Electrical Engineering from the University of Michigan. Mr. Steding’s substantial executive management experience and his experience in business development with information technology companies give him the qualifications and skills to serve as a director of our Company.

Mr. Kareem M. Irfan, Director.  Mr. Irfan has served as a director of the Company since July 8, 2014.  Since 2011, Mr. Irfan has been the Chief Strategy Officer and General Counsel of Cranes Software International, a company offering data analytics and engineering simulation software. From 2005 until 2011, he was General Counsel at Schneider Electric, a company which specializes in electricity distribution, automation management and production of installation components for energy management.  Mr. Irfan is a graduate of DePaul University College of Law, holds a MS in Computer Engineering from the University of Illinois, and a BS in Electronics Engineering from Bangalore University. Mr. Irfan’s extensive experience in advising information technology companies, managing corporate governance and regulatory management policies, and more than ten years of executive management give him the qualifications and skills to serve as a director of our Company.

Mr. Tanveer A. Khader, Director.  Mr. Khader has served as a director of the Company since July 8, 2014.  Since 2010, Mr. Khader has been the Executive Vice President of Systat Software Inc., a company offering scientific software products for statisticians and researchers.  Prior thereto, he was Senior Vice President from 2008-2010, Vice President from 2004-2008, and General Manager from 2002-2004.  Mr. Khader holds a BE in Engineering from Bangalore University and a degree in Business Administration from St. Joseph’s Commerce College. Mr. Khader’s extensive experience with software development, data analytics and strategic planning give him the qualifications and skills to serve as a director of our Company.

A majority of members of our board of directors consists of “independent directors” as such term is defined under the listing standards of the Nasdaq Stock Market and SEC rules.  There are no family relationships among any of our directors and executive officers other than Mr. Qureishi, who is the father-in-law of Mr. Ali.

Board of Advisors

Sysorex has established a Board of Advisors to review transactions, including, but not limited to, mergers and acquisitions in which Sysorex is involved, as well as to consult and advise Sysorex on any proposed or potential transactions and to recommend any significant contracts or transactions that Sysorex should pursue.  Members of the Board of Advisors, acting as independent contractors, shall provide consulting services from time to time as requested by the Company.  The Company plans to enter into individual consulting agreements with each member of the Board of Advisors to be negotiated on a case-by-case basis.

Robert Guerra

Mr. Guerra joined the Sysorex Board of Advisors in 2011. He has since 2002, been the Executive Vice President of Guerra Kiviat, Inc., a strategic sales consulting firm specializing in Federal Government solution selling, sales strategy and tactics, and market analysis and positioning. Immediately before that he was a founding Partner of Guerra, Kiviat, Flyzik & Associates, Inc. Prior thereto, he was the President of Robert J. Guerra & Associates for eight years.

Mr. Guerra is a highly respected veteran in the Federal Information Technology (IT) community.  On five occasions (1993, 1994, 1998, 2001, and 2003) Mr. Guerra was selected as one of Federal Computer Week’s Federal 100 award recipients.  The Federal 100 is an annual selection of leading Federal Government and industry executives, nominated by readers and selected by a panel of Federal IT executives.  He is one of only two private sector executives to be so honored this many times in the history of the award.  He has also been selected as the Federation of Government Information Processing Councils (FGIPC) “Industry Executive of the Year.”

Mr. Guerra was Executive Vice President of Sysorex Information Systems Inc. from 1995 to 1997, where he oversaw the identification, account development, contract capture, and contract implementation aspects of the Company’s Federal IT business.  He also served as Vice President of Strategic Programs at Falcon Micro Systems, a major provider of information technology solutions to Federal agencies.   Prior to that Mr. Guerra served as President of Everex Federal Systems Inc. where he led the growth of annual Federal sales from $22 million to in excess of $160 million in 18 months. His background includes a 14-year career at the Xerox Corporation and a career at Federal Data Corporation (FDC) where he engineered the sale of FDC’s client/server subsidiary to Everex Systems Inc.  He was active in the Math Box Inc. (later MBI Business Centers) three public stock offerings in 1983 and 1984.

Mr. Guerra served as the founding President of the Bethesda/National Institutes of Health (NIH) chapter of the Armed Forces Communications & Electronics Association (AFCEA), and now serves on its Advisory Committee.  He has served on the NIH AFCEA sponsored gala for 13 years assisting in raising over $3.2 million in contributions.  Mr. Guerra holds a Bachelor of Business Administration degree concentrating in Finance, from St. John Fisher College in Rochester, New York. He currently resides with his family in Ashburn, Virginia.

Director or Officer Involvement in Certain Legal Proceedings

Our directors and executive officers were not involved in any legal proceedings as described in Item 401(f) of Regulation S-K in the past ten years.

Directors and Officers Liability Insurance

We have directors and officers liability insurance insuring our directors and officers against liability for acts or omissions in their capacities as directors or officers, subject to certain exclusions. Such insurance also insures us against losses, which we may incur in indemnifying our officers and directors. In addition, officers and directors also have indemnification rights under applicable laws, and our articles of incorporation and bylaws.

Independent Directors

We believe Len Oppenheim, Tom Steding, Kareem Irfan, and Tanveer Khader are each “independent directors,” as this term is defined by Rule 5605 of The NASDAQ Stock Market and SEC rules, including Rule 10A-3, relating to the independence requirements for members of the audit committee, and the non-employee director definition of Rule 16b-3 under the Securities Exchange Act of 1934.

Committees of the Board of Directors

Audit Committee

Our audit committee consists of independent directors Len Oppenheim, Tom Steding, and Kareem Irfan.  The board of directors has determined based on its evaluation that Len Oppenheim qualifies as an "audit committee financial expert" as defined by SEC rules. The audit committee’s duties under the terms of its charter are to (1) monitor the quality and integrity of the Company’s financial statements and systems of internal controls regarding risk management, finance and accounting; (2) monitor the independent auditor’s qualifications and independence; (3) monitor the performance of the Company’s internal audit function and independent auditors; and (4) issue the report required by the Securities and Exchange Commission to be included in the Company’s annual proxy statement.  However, the committee members are not acting as professional accountants or auditors, and their functions are not intended to duplicate or substitute for the activities of management and the independent auditors. The audit committee is empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist the audit committee in fulfilling its responsibilities, and to approve the fees and other retention terms of the advisors. The audit committee members possess an understanding of financial statements and generally accepted accounting principles.

Compensation Committee

Our compensation committee consists of independent directors Len Oppenheim and Tom Steding.  The compensation committee has certain duties and powers as described in its charter, including but not limited to periodically reviewing and approving our salary and benefits policies, compensation of our executive officers, administering our stock option plans, and recommending and approving grants of stock options under those plans.

Nominating and Corporate Governance Committee

Our nominating committee consists of independent directors Len Oppenheim, Tom Steding and Tanveer Khader.  Under the charter of our nominating and corporate governance committee, the nominating and corporate governance committee establishes criteria for the selection of directors and recommends to the Board the nominees for director in connection with the Company’s annual meeting of stockholders, fills vacancies occurring between annual meetings of stockholders and recommends individuals to the Board for nomination as members of the standing committees of the Board, oversees and coordinates annual evaluations of the Board, its committees and its members, and takes a leadership role in shaping our corporate governance. As part of its duties, the nominating and corporate governance committee assesses the size, structure and composition of the board of directors and its committees and periodically reviews the independence of each director.  The nominating and corporate governance committee also periodically reviews and assesses the adequacy of our corporate governance principles and the adequacy of the charters of the Board’s committees and recommends any changes to the Board for its approval and adoption and reviews and updates, when appropriate, our Code of Ethics.

Compensation Committee Interlocks and Insider Participation

None of our directors or executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more of its executive officers serving as a member of our board of directors.

EXECUTIVE COMPENSATION

The table below sets forth, for the last two fiscal years, the compensation earned by (i) each individual who served as our principal executive officer, and (ii) our most highly compensated executive officers, other than our principal executive officer, who were serving as executive officers at the end of the last fiscal year.  The table also sets forth the compensation paid to the two highest paid executive officers of our subsidiary, Lilien Systems. Together, these four individuals are sometimes referred to as the “Named Executive Officers”.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($)		All Other Compensation ($)		Total ($)

Nadir Ali,	2013	$240,000	$86,000		$1,495,800	(1)	$175,846	(2)	$1,997,646
Chief Executive Officer of Sysorex	2012	$240,000	$-0-		$29,800		$-0-		$269,000

Wendy Loundermon,	2013	$173,333	$-0-		$300,800	(1)	$-0-		$474,133
Chief Financial Officer of Sysorex	2012	$117,083	$2,917		21,300		$-0-		$114,300

Geoffrey Lilien	2013	$238,704	$157,750	(3)	$-0-		$7,020	(4)	$403,474
Chief Executive Officer of Lilien Systems

Bret Osborn	2013	$180,000	$367,630	(5)	$-0-		$7,020	(4)	$554,650
President of Lilien Systems

(1)	See “Management’s Discussion and Analysis - Stock Based Compensation” for a discussion of the assumptions made in the valuation of these options.

(2)	Accrued vacation paid as compensation and housing allowance.

(3)	The bonus amount includes a bonus of $18,750 earned during the year ended December 31, 2012 but paid during the year ended December 31, 2013.

(4)	Represents an automobile allowance.

(5)	The bonus amount includes a bonus of $49,250 earned during the year ended December 31, 2012 but paid during the year ended December 31, 2013.

Outstanding Equity Awards at Fiscal Year-End

Other than as set forth below, there were no outstanding unexercised options, unvested stock, and/or equity incentive plan awards issued to our named executive officers as of December 31, 2013.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Warrants Exercisable	Number of Securities Underlying Unexercised Warrants Un-exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Warrants	Warrant Exercise Price ($)	Warrant Expiration Date	Number of Shares or Units of Stock That Have Not Vested #	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Nadir Ali	125,000	-0-	-0-	0.312	12/21/2022	-0-	-0-	-0-	-0-
	-0-	625,000	-0-	2.70	8/12/2023	-0-	-0-	-0-	-0-
Wendy	82,500	-0-	-0-	1.40	12/05/2021	-0-	-0-	-0-	-0-
Loundermon	75,000	-0-	-0-	0.312	12/21/2022	-0-	-0-	-0-	-0-
	31,250	93,750	-0-	2.56	11/16/2023	-0-	-0-	-0-	-0-

(1)     The closing price of the Company’s Common Stock on December 31, 2012 was $0.40 per share.

Employment Agreements and Arrangements

On July 1, 2010, Nadir Ali entered into an “at will” Employment and Non-Compete Agreement, as subsequently amended, with the Sysorex Group, consisting of Sysorex Federal, Inc., Sysorex Government Services and Sysorex Consulting prior to their acquisition by the Company.  Under the terms of the Employment Agreement Mr. Ali serves as President.  The Employment Agreement was assumed by the Company and Mr. Ali became CEO in September 2011.  Mr. Ali’s salary under the Agreement is $240,000 per annum plus other benefits including a bonus plan, a housing allowance, health insurance, life insurance and other standard Sysorex employee benefits. If Mr. Ali’s employment is terminated without Cause (as defined), he will receive his base salary for 12 months from the date of termination.  Mr. Ali’s employment agreement provides that he will not compete with the Company for a period ending 12 months from termination and will be subject to non-solicitation provisions relating to employees, consultants and customers, distributors, partners, joint ventures or suppliers of the Company.

On March 20, 2013, upon the Company’s acquisition of Lilien Systems, Lilien Systems entered into a two-year employment agreement with Geoffrey Lilien, as CEO of Lilien Systems.  The parties agreed to negotiate in good faith either a new contract or an extension no later than six months prior to the expiration of the term.  Mr. Lilien’s compensation is $238,704 per annum.  He is entitled to a bonus based on a compensation plan to be agreed to between him and Lilien.  If the contract is terminated by Lilien for Cause (as defined), or if Mr. Lilien resigns without Good Reason (as defined), Mr. Lilien shall only receive his compensation earned through the termination date.  If the contract is terminated by Lilien without Cause or if Mr. Lilien terminates his employment for Good Reason, or upon a Change in Control (as defined), Mr. Lilien shall also be entitled to one year’s severance pay; all non-vested equity in the Company shall accelerate and vest on the date of termination and all healthcare and life insurance coverage through the end of the term shall be paid by the Company.  For purposes of this Agreement, Cause shall include, among other things:  the gross profits for calendar years ending December 31, 2013 and 2014 attributable to Lilien are more than 25% below the Gross Profit Projections for Lilien provided by Mr. Lilien.

On March 20, 2013, Lilien System entered into an employment agreement with Bret Osborn to serve as President of Lilien Systems.  Mr. Osborn’s salary is $180,000 per year and he is eligible to receive compensation under a bonus plan.  Otherwise, Mr. Osborn’s contract is the same as that of Mr. Lilien.

On March 20, 2013, Lilien System entered into an employment agreement with Dhruv Gulati to serve as Executive Vice President of Business Development for Lilien Systems.  Mr. Gulati’s salary is $60,000 per year, plus commissions on sales and is eligible to receive compensation under a bonus plan.  Otherwise, Mr. Gulati’s contract is the same as that of Mr. Lilien.

Wendy Loundermon is an employee at will with the Company.  Aside from her salary, which is determined annually, Ms. Loundermon is entitled to participate in the Company’s benefit plans generally available to all of our employees.

Equity Compensation Plan Information

On September 1, 2011 our Board of Directors and stockholders adopted the 2011 Employee Stock Incentive Plan, which was amended and restated on May 2, 2014 (the Amended and Restated 2011 Employee Stock Incentive Plan is referred to as the “Plan”). The purpose of the Plan is to provide an incentive to attract and retain directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage a sense of proprietorship, and to stimulate an active interest of these persons in our development and financial success. Under the Plan, as amended, we are authorized to issue up to 2,500,000 shares of Common Stock, including incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, non-qualified stock options, stock appreciation rights, performance shares, restricted stock and long term incentive awards. In December 2012, the Company obtained shareholder approval to increase the number of shares available under the Plan to 2,500,000 with yearly increases equal to 10% of the number of shares issued during the prior calendar year. Thus, effective as of January 1, 2014, an aggregate of 2,634,500 shares were authorized for grant under the Plan. The Plan is administered by our board of directors until authority is delegated to a committee of the board of directors.

As of June 30, 2014, an aggregate of 1,953,658 options had been granted under the Plan. The options are exercisable at prices ranging from $0.312 to $5.20 per share. Included are options granted to the following officers of the Company: A. Salam Qureishi, Chairman of the Board, received a 10-year option, fully vested on the date of grant, for the purchase of 250,000 shares of common stock at an exercise price of $0.312 per share; Nadir Ali, CEO, received a 10-year option, fully vested on the date of grant, for the purchase of 125,000 shares at an exercise price of $0.312 per share; and Wendy Loundermon, CFO, received three 10-year options for the purchase of an aggregate 307,500 shares of common stock. These grants include a 10-year option for the purchase of 82,500 shares, with an exercise price of $1.40 per share, subject to the following vesting conditions: 71,000 shares vested on December 5, 2011, the date of grant, while 11,500 shares vested on the first anniversary of the date of grant; a 10-year option for the purchase of 75,000 shares, fully vested on December 31, 2012, the date of grant, with an exercise price of $0.312 per share, and a 10-year option for the purchase of 125,000 shares, with an exercise price of $2.56 per share, of which 31,250 shares vested on November 18, 2013 and 93,750 shares vest in equal increments over the three year period thereafter, and 25,000 shares fully vested on May 9, 2014, the date of grant, with an exercise price of $4.85. Included, effective March 1, 2013, upon the Lilien Acquisition, are 38 employees of Lilien Systems who granted an aggregate of 104,750 incentive stock options with four-year vesting schedules exercisable for ten (10) years at $0.80 per share plus an additional 40,500 options granted to Lilien employees on August 14,2013. As of the September 6, 2013 closing date of the Shoom Acquisition, 22 employees were granted an aggregate of 100,000 incentive stock options with three-year vesting schedules exercisable for 10 years at $2.60 per share. On November 18, 2013, existing employees were granted an aggregate of 458,250 options with a three-year vesting schedule exercisable for 10 years at $ 2.56 per share. On April 2, 2014 existing employees were granted an aggregate of 110,000 options with a three year vesting schedule exercisable for 10 years at $5.20 per share. Included, effective May 9, 2014 in connection with the Airpatrol acquisition 21 employees were granted an aggregate of 400,000 incentive stock option with four year vesting schedules exercisable for 10 years at $4.81 per share. As of June 30, 2014 there were 2,578,658 options currently issued and outstanding (including 625,000 not under the Plan) and 680,842 options and shares available for future issuance with the Plan.

In addition, on August 14, 2013 the Board of Directors granted to Nadir Ali non-qualified stock options outside of the Plan to purchase 625,000 shares of Common Stock at $2.70 per share, the current fair market value.  The options vest in four equal installments from the second through the fifth anniversary dates of grant.  However, in the event of a Change of Control (as defined) where Mr. Ali is no longer employed by the Company as an executive officer, the Option will accelerate and be fully vested (and non-forfeitable) and immediately exercisable.

Director Compensation

Except as set forth in the table below, none of our directors received compensation during the fiscal years ended December 31, 2013 for services provided as a director except reimbursement of ordinary and reasonable expenses incurred in exercising their responsibilities and duties as a director.

Name	Year	Fees Earned or paid in cash ($)	Stock awards ($)		Option awards ($)	Non-equity Incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)		Total ($)
A Salam Qureishi	2013	-	-		-	-	-	$240,000	(1)	$240,000

Len Oppenheim	2013	-	$20,000	(2)	-	-	-	-		$20,000

(1)
Mr. Qureishi received $240,000 in 2013 for services rendered pursuant to a Consulting Services Agreement dated April 1, 2013. Services rendered by Mr. Qureishi during 2013 included his arranging the Shoom Acquisition and consulting on operations of the Company. Mr. Qureishi provides services to the Company under his consulting agreement at the rate of$375 per hour. The agreement provides for consulting services through March 31, 2014, and was extended through March 31, 2015. See “Certain Relationships and Related Party Transactions and Director Independence.”

(2)
The Company has accrued a liability of $20,000 for 2013 in connection with restricted shares of common stock accrued but not issued to Mr. Oppenheim in connection with his services as a director and approved by the Board.

Directors are entitled to reimbursement of ordinary and reasonable expenses incurred in exercising their responsibilities and duties as a director. Additionally, on July 14, 2014 the Board approved to award its independent directors the following compensation (the “Compensation”) for fiscal year 2014 (subject to a definitive agreement): $20,000 per year for their services rendered on the Board, $2,500 per year for service on a committee, a non-qualified stock option grant to purchase 10,000 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) under the Company’s 2011 Employee Stock Incentive Plan (the “Plan”), and a restricted stock award of 20,000 shares of Common Stock under the Plan, which will vest in increments of 5,000 shares per quarter over a period of one year from the grant date.  The payment of any portion of the Compensation, including the grants of any securities under the Plan shall be subject to the terms and conditions of definitive agreement to be entered into between the Company and its independent directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of September 9, 2014, and as adjusted to give effect to the one-for-two reverse stock split on April 8, 2014, regarding the beneficial ownership of our common stock by the following persons:

•	each person or entity who, to our knowledge, owns more than 5% of our common stock;

•	our executive officers named in the Summary Compensation Table above;

•	each director; and
•	all of our executive officers and directors as a group.

Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person’s address is c/o Sysorex Global Holdings Corp., 3375 Scott Boulevard, Suite 440, Santa Clara, California 95054. Shares of common stock subject to options, warrants, or other rights currently exercisable or exercisable within 60 days of September 9, 2014, are deemed to be beneficially owned and outstanding for computing the share ownership and percentage of the stockholder holding the options, warrants or other rights, but are not deemed outstanding for computing the percentage of any other stockholder.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number(1)		Percentage
Abdus Salam Qureishi	2,236,623	(3)	11.4%
Nadir Ali	1,047,017	(4)	5.3%
Wendy Loundermon	285,048	(5)	1.5%
Geoffrey I. Lilien(6)	1,539,233		7.8%
Bret Osborn	611,006		3.1%
Dhruv Gulati	442,883		2.3%
Len Oppenheim	23,968		*
Tom Stedding	--		*
Kareem Ifran	--		*
Tanveer Khader	2,168,168	(9)	11.0%
All Directors and Executive Officers as a Group (10 persons)	6,223,277		42.70%

5% Beneficial Owners

Dr. Shaheen Ahmad (2)	1,331,544		6.8%

Sy Holdings Corporation (7)	2,168,168		11.0%

Qureishi 1998 Family Trust (8)	907,288		4.6%

*	less than 1% of the issued and outstanding Shares.

(1)
Based on 19,630,339 shares to be outstanding on September 9, 2014, after giving effect to the one-for-two reverse stock split effective April 8, 2014. Includes shares reserved for issuance to former stockholders of Shoom who have not yet exchanged their shares. Does not include shares of common stock issuable upon exercise of warrants for 411,262 shares; outstanding options for 625,000 shares granted outside of our Plan; outstanding options for 1,953,658 shares, as well as an additional 680,842 shares reserved for issuance under the Company’s Plan.

(2)	The mailing address of this beneficial holder is 909 Third Avenue, New York, NY 10150-7584.

(3)
Includes options for 250,000 shares and warrants for 154,928 shares, all currently exercisable, as well as 1,688,941 shares held by various trusts and corporations related to family interests of Mr. Qureishi, including the Qureishi 1998 Family Trust, for which Mr. Qureishi holds the power to vote and dispose of the shares. Does not include Sy Holdings Corporation of which Mr. Qureishi is a director.

(4)	Includes options for 125,000 shares and warrants for 43,750 shares held directly or indirectly by Mr. Ali, but excludes options for 625,000 shares not currently exercisable.

(5)	Includes options for 245,000 shares and warrants for 21,750 shares held directly by Mrs. Loundermon. Excludes options for 62,500 shares not currently exercisable.

(6)	Mr. Lilien is CEO of Lilien Systems, a wholly owned subsidiary of the Company and a director of the Company.

(7)	The power to vote and dispose of these shares is held by Mr. Tanveer Khader, 1735 Technology Drive, #430, San Jose, CA 95110.

(8)	The power to vote and dispose of these shares is held by Abdus Salam Qureishi.

(9)	Tanveer Khader holds the power to vote and dispose of the Sy Holdings Corporation shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,
AND DIRECTOR INDEPENDENCE

Except as set forth below, during the past three years through the date of this prospectus, there have been no transactions, whether directly or indirectly, between the Company and any of its officers, directors or their family members.

Employment Agreements

The Company entered into an employment agreement with Nadir Ali, as the CEO, on July 1, 2010, as amended.  Lilien Systems has entered into substantively similar employment agreements effective March 20, 2013, with Geoffrey Lilien, as Chief Executive Officer, Bret Osborn as President and Dhruv Gulati, as Executive Vice President of Business Development.  See “Executive Compensation - Employment Agreements and Arrangements.”

Acquisition of Lilien

As discussed under the heading “The Lilien Acquisition” in the “Business” section above, on March 1, 2013, the Company completed the acquisition of Lilien LLC (“Lilien LLC”), for consideration consisting of $3,000,000 cash and the issuance of 3,000,000 shares of restricted common stock of the Company with a deemed fair market value of $6,000,000, or $2.00 per share, to the former members of Lilien LLC (the “Former Lilien Members”), pursuant to the Asset Purchase and Merger Agreement (the “APMA”).  Pursuant to the APMA, the Company purchased the assets of Lilien LLC which included all of the capital stock of Lilien Systems (“Lilien”), now a subsidiary of the Company.

Upon the completion of the Lilien Acquisition, Geoffrey Lilien, Bret Osborn and Dhruv Gulatui were elected to the Company’s then existing Board of Directors of three persons. Sysorex and Lilien LLC agreed to mutually elect an independent seventh director. Bret Osborn and Dhruv Gulati resigned from the Board of Directors in order for the Company to have a Board consisting of a majority of independent directors upon the Company’s listing on Nasdaq. Sysorex also agreed to nominate Lilien’s three representatives for re-election for two successive shareholder meetings.  In addition to serving as a director of the Company, Geoffrey Lilien is the Chief Executive Officer of Lilien.

In the Lilien Acquisition, Geoffrey Lilien received 1,705,908 shares of common stock of the Company and $1,705,908, Bret Osborn received 611,006 shares of common stock and $611,006 and Dhruv Gulati received 442,883 shares of common stock and 442,883 with the cash components subject to adjustment.

With the exception of 166,667 shares of common stock owned by Geoffrey Lilien and offered in our initial public offering, all of the shares of common stock of the Company that were issued in the Lilien Acquisition are subject to Lock-up/Leak-out and Guaranty Agreements, prohibiting the holders from selling such shares for six months from the effective date of this registration statement.   The Company contingently guaranteed (the “Guaranty”) to the Former Lilien Members the net sales price of $2.00, as adjusted, per share for a two year period following the closing, provided the stockholders are in compliance with the terms and conditions of the lock-up agreement.  At the end of the two year Guaranty period the Former Lilien Members shall have an option to put all, but not less than all, of their unsold Sysorex shares to Sysorex, for the price of $2.00 per unsold share.  Notwithstanding the foregoing, in the event the gross profit for calendar 2013 and 2014, attributable to the Lilien assets is more than 20% below what was forecasted to the Company the Guaranty will be proportionately reduced.

Under the APMA, the Former Lilien Members were entitled to any excess cash above $1,000,000, provided both Lilien’s net worth immediately preceding the closing was greater than $1,000,000 and its net worth less excess cash of at least $1,000,000 was greater than $1,000,000. Since net worth was less than $1,000,000 there was a $153,000 working capital settlement adjustment, however, this amount is subject to continuing negotiation.

Note Payable to Related Party

The Company has borrowed funds from the Qureishi 1998 Family Trust, pursuant to an oral agreement with no stated interest rate and which is payable upon demand. As of December 31, 2012, the Company owed $136,977 to the Qureishi 1998 Family Trust, which was repaid in full March 2013. The largest aggregate amount of principal indebtedness outstanding during the year ended December 31, 2012 was $145,608, with $74,854 of principal and no interest paid during that year.  The largest aggregate amount of principal outstanding during the year ended December 31, 2013 was $136,977, all of which was paid without interest during that period. The Qureishi 1998 Family Trust owns 907,288 shares of common stock of the Company, representing approximately 4.6% of the issued and outstanding common stock of the Company as of September 9, 2014. The power to vote and dispose of the shares held by the Qureishi 1998 Family Trust is held by Abdus Salam Qureishi, the chairman of the board of directors of the Company.  Nadir Ali and his wife are beneficiaries of the Trust.

The Company has borrowed funds from Sysorex Consulting, Inc., pursuant to an oral agreement with no stated interest rate and which is payable upon demand. As of December 31, 2012, the Company owed $11,717 to Sysorex Consulting, Inc., which has since been repaid in full. The largest aggregate amount of principal outstanding during the year ended December 31, 2012 was $108,520 with $98,983 of additional borrowings, of which $195,787 of principal and no interest was paid during the year.  The largest aggregate amount of principal outstanding during the year ended December 31, 2013 was $11,717 with $10,858 of additional borrowings, of which $22,575 of principal and no interest was paid during the period. The power to vote and dispose of the shares held by Sysorex Consulting, Inc. is held by Abdus Salam Qureishi, the chairman of the board of directors of the Company.

Non-interest bearing amounts due on demand from Sysorex Consulting to Sysorex Saudi Arabia, Inc. were $665,554 as of December 31, 2013 and December 31, 2012. These advances were made to fund operations of Sysorex Consulting and recorded as intercompany accounts without any written agreement.  The largest aggregate amount of principal outstanding during the years ended December 31, 2013 and 2012 was $665,554 with no principal or interest paid during those periods.

Agreements with Duroob Technology, Inc.

On March 31, 2013, the Company issued 443,717 shares of common stock in satisfaction of $1,774,865 owed by Sysorex Arabia LLC to Duroob Technology, Inc., a Saudi Arabian limited liability company (“Duroob”), a related party, as Duroob’s CEO owns a minority interest in Sysorex Arabia LLC.  The money owed by Sysorex Arabia to Duroob was for working capital loans for payroll, rent and past-due liabilities. The fair market value of the shares was $887,433 and since Duroob is a related party the resulting gain of $887,443 has been credited to additional paid-in capital. As of December 31, 2013, Duroob was owed $160,331. The largest aggregate amount of principal outstanding during the year ended December 31, 2012 was $1,813,957 with $403,534 of principal payments and no interest paid during the year. The largest aggregate amount of principal outstanding during the year ended December 31, 2013 was $1,774,865. The Company issued stock to repay the entire $1,774,865 balance as described above and subsequently borrowed $566,749 with repayments of $312,000 during the period.  There were no interest payments paid during the year ended December 31, 3013. Sysorex Arabia LLC is 50.2% owned by the Company and 49.8% owned by Abdul Aziz Salloum (“Salloum”), its general manager. Salloum is also the CEO and principal shareholder of Duroob.

The issuance of these shares was recorded by Sysorex Global Holdings Corp. as an additional investment in its majority-owned subsidiary, Sysorex Arabia LLC. However, by agreement with Salloum, the ownership percentages of Sysorex Arabia LLC remained unchanged. The Company’s 50.2% interest in Sysorex Arabia LLC was acquired from Sysorex Consulting, Inc. and the Qureishi Family Trust pursuant to a July 29, 2011 Acquisition and Share Exchange Agreement. The power to vote and dispose of the shares held by Sysorex Consulting, Inc. and the Qureishi Family Trust are held by Abdus Salam Qureishi, the chairman of the board of directors of the Company.

Consulting Agreement

Effective April 1, 2013, the Company entered into a Consulting Services Ordering Agreement with its Chairman of the Board, Abdus Salam Qureishi. Mr. Qureishi, as the former CEO of the Company, consults on various operations of the Company. The term is for one year, expiring March 31, 2014, and was extended until March 31, 2015. Mr. Qureishi provides services at the rate of $375 per hour. He received $240,000 during 2013 for arranging the Shoom Acquisition and consulting on various operations of the Company.

Family Relationships

Abdus Salam Qureishi, the Chairman of the Board of Directors of the Company, is the father-in-law of Nadir Ali, the CEO and a director of the Company.

DESCRIPTION OF SECURITIES

Reverse Stock Split

Unless otherwise stated in this prospectus, all information regarding share amounts of common stock and prices per share of common stock described below give effect to the one-for-two reverse stock split that took effect on April 8, 2014.

Authorized and Outstanding Capital Stock

We have authorized 55,000,000 shares of capital stock, par value $0.001 per share, of which 50,000,000 are shares of common stock and 5,000,000 are shares of “blank check” preferred stock. As of September 9, 2014 we had 19,630,339 shares of common stock outstanding and held (including up to 7,516 shares reserved for issuance to former Shoom shareholders) by 603 shareholders of record. There are no shares of preferred stock outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share. In addition, the holders of our common stock will be entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds; however, the current policy of our board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of our board of directors and issued in the future.

Preferred Stock

Our board of directors are authorized, subject to any limitations prescribed by law, without further vote or action by our stockholders, to issue from time to time shares of preferred stock in one or more series. Each series of preferred stock will have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things:

•	Impairing dividend rights of our common stock;
•	Diluting the voting power of our common stock;
•	Impairing the liquidation rights of our common stock; and
•	Delaying or preventing a change of control without further action by our stockholders.

Warrants

As of September 9, 2014, we have warrants issued and outstanding for the purchase of up to 411,262 shares of our common stock, at exercise prices ranging from $0.31 to $2.40.  The warrants are held by six security holders.

Transfer Agent

Our transfer agent is Corporate Stock Transfer Inc., 3200 Cherry Creek Drive South, Suite 430, Denver, CO 80209.

Indemnification of Directors and Officers

Section 718.7502 of the Nevada Revised Statutes (“NRS”) provides, in general, that a corporation incorporated under the laws of the State of Nevada, as we are, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person (a) is not liable pursuant to Section 73.138 of the NRS, and (b) acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Nevada corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person (a) is not liable pursuant to Section 73.138 of the NRS, and (b) acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation.

Our Articles of Incorporation and Bylaws provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the NRS, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract. In addition, our director and officer indemnification agreements with each of our directors and officers provide, among other things, for the indemnification to the fullest extent permitted or required by Nevada law, provided that no indemnitee will be entitled to indemnification in connection with any claim initiated by the indemnitee against us or our directors or officers unless we join or consent to the initiation of the claim, or the purchase and sale of securities by the indemnitee in violation of Section 16(b) of the Exchange Act.

Any repeal or modification of these provisions approved by our stockholders will be prospective only and will not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification.

We are also permitted to maintain insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the NRS would permit indemnification.

Anti-Takeover Effect of Nevada Law, Certain By-Law Provisions

Certain provisions of our Bylaws are intended to strengthen the board of directors’ position in the event of a hostile takeover attempt. These provisions have the following effects:

We are subject to the provisions of NRS 78.378 to 78.3793, inclusive, an anti-takeover law which applies to any acquisition of a controlling interest in an “issuing corporation.” In general, such anti-takeover laws permit the articles of incorporation, bylaws or a resolution adopted by the directors of an “issuing corporation” (as defined in NRS 78.3788) to impose stricter requirements on the acquisition of a controlling interest in such corporation than the provisions of NRS 78.378 to 78.3793, inclusive, as well as permit the directors of an issuing corporation to take action to protect the interests of the corporation and its stockholders, including, but not limited to, adopting plans, arrangements or other instruments that grant or deny rights, privileges, power or authority to holder(s) of certain percentages of ownership and/or voting power. Further, an “acquiring person” (and those acting in association) only obtains such voting rights in the control shares as are conferred by resolution of the stockholders at either a special meeting requested by the acquiring person, provided it delivers an offeror’s statement pursuant to NRS 78.3789 and undertakes to pay the expenses thereof, or at the next special or annual meeting of stockholders. In addition, the anti-takeover law generally provides for (i) the redemption by the issuing corporation of not less than all of the “control shares” (as defined) in accordance with NRS 78.3792, if so provided in the articles of incorporation or bylaws in effect on the 10th day following the acquisition of a controlling interest in an “issuing corporation”, and (ii) dissenter’s rights pursuant to NRS 92A.300 to 92A.500, inclusive, for stockholders that voted against authorizing voting rights for the control shares.

We are also subject to the provisions of NRS 78.411 to 78.444, inclusive, which generally prohibits a publicly held Nevada corporation from engaging in a “combination” with an “interested stockholder” (each as defined) that is the beneficial owner, directly or indirectly, of at least ten percent of the voting power of the outstanding voting shares of the corporation or is an affiliate or associate of the corporation that previously held such voting power within the past three years, for a period of three years after the date the person first became an “interested stockholder”, subject to certain exceptions for authorized combinations, as provided therein.

In accordance with NRS 78.195, our articles of incorporation provide for the authority of the board of directors to issue shares of preferred stock in series by filing a certificate of designation to establish from time to time the number of shares to be included in such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, subject to limitations prescribed by law.

Blank Check Preferred Stock

The ability to authorize “blank check” preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.  These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the listing of our shares on Nasdaq, there was a limited public market for our common stock and a limited number of shares in the public float.  Sales of substantial amounts of our common stock in the public market commencing six months after the effective date of our initial public offering when lock-up agreements expire could adversely affect the prevailing market price and our ability to raise capital in the future.  Specifically, holders of approximately 1,380,999 shares of our common stock issued in the Shoom Acquisition, and holders of 3,000,000 shares of our common stock issued in the Lilien Acquisition, will be eligible to sell their shares beginning in mid-October 2014.

Additionally, holders of 1,042,808 shares of our common stock who received their shares in an exempt issuance in the AirPatrol Acquisition, and will be eligible to sell their shares beginning in mid-October 2014 under Rule 144, or under the registration statement of which this prospectus forms a part, if and when the registration statement becomes effective.

As of the date of this prospectus, we have an aggregate of 19,630,339 shares of common stock issued and outstanding.  Of these outstanding shares, approximately 5,127,847 shares are currently free trading and the remainder are “restricted securities” as that term is defined in Rule 144 under the Securities Act all but approximately 400,000 of which have been held for more than six months.  Restricted shares may be sold in the public market only if registered or if they qualify for exemption under Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below, or another exemption.

Lock-Up Agreements

We have entered into lock-up agreements from each of our officers and directors and stockholders owning 2% or more of our common stock who, immediately prior to the commencement of our initial public offering, collectively held approximately 67% of our shares.  Pursuant to the lock-up agreements, each such stockholder agreed that such stockholder will not, directly or indirectly, offer, sell, pledge, contract to sell, grant any option to purchase or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 180 days following the date of our initial public offering, without the prior written consent of our underwriter, subject to an extension in the event we issue an earnings release or make a public announcement of a material event during the last 17 days of the lock-up period.  The lock-up agreements permit transfers of shares of our common stock in limited circumstances, provided that the transferee agrees to be bound in writing by the provisions of the lock-up agreement.

As a result of these lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, and subject to release as mentioned above, as follows:

Date	Number of Shares
On the initial public offering date of April 9, 2014	9,578,948
For 180 days following the date of the IPO*	4,520,584
After the six-month anniversary of the date of the IPO	400,000

*    Subject to an extension in the event we issue an earnings release or make a public announcement of a material event during the last 17 days of the lock-up period.

Rule 144

In general, under Rule 144, as currently in effect, a person who owns shares that were acquired from us or one of our affiliates at least six months prior to the proposed sale is entitled to sell, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

One percent of the number of shares of common stock then outstanding, which will equal approximately 176,662 shares immediately after our initial public offering, assuming that the Underwriter does not exercise its option to purchase additional shares; or

The average weekly trading volume of the common stock on a national securities exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

In addition to these volume limitations, sales of unregistered shares of our common stock in reliance on Rule 144 may only be made by affiliates if such sales:

•	are preceded by a notice filing on Form 144;

•	are limited to broker’s transactions, as such term is defined under Section 4(a)(4) of the Securities Act; and

•
only occur at a time when current public information about us is available, which generally would require that we are not delinquent with any of our reports required pursuant to Sections 13 or 15(d) of the Exchange Act.

Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, with the exception of the holding period requirement.

Under Rule 144, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144.  If the non-affiliate has held the shares for at least one year, then the shares may be sold without regard to the public information provisions of Rule 144.  Therefore, unless otherwise restricted, shares held by non-affiliates may be sold immediately upon the expiration of the lock-up agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who acquire shares from us in connection with a compensatory stock or option plan or other written agreement became eligible to resell such shares on July 7, 2014 in reliance of Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

LEGAL MATTERS

Richardson & Patel LLP, with an office at 1100 Glendon Avenue, Suite 850, Los Angeles, CA 90024 will pass upon the validity of the shares of common stock offered by this prospectus.

EXPERTS

The financial statements of the Company as of and for the years ended December 31, 2012 and 2013, included in this prospectus have been audited by Marcum LLP an independent registered public accounting firm as set forth in their report, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

SYSOREX GLOBAL HOLDINGS CORP.
INDEX TO FINANCIAL STATEMENTS

Page

Condensed Consolidated Balance Sheets of Sysorex Global Holdings Corp. – June 30, 2014 (unaudited) and December 31, 2013 (audited)	F-2 -F-3
Condensed Consolidated Statements of Operations for the six months ended June 30, 2014 and 2013 (unaudited)	F-4
Consolidated Statements of Comprehensive Loss	F-5
Condensed Consolidated Statements of Stockholders’ Equity for the six months ended June 30, 2014	F-6
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2014 and 2013 (unaudited)	F-7
Notes to Condensed Consolidated Financial Statements (unaudited)	F-8 - F-27

Report of Independent Registered Public Accounting Firm for Sysorex Global Holdings Corp.	F-28
Consolidated Balance Sheets - December 31, 2013 and 2012 (audited)	F-29 - F-30
Consolidated Statements of Operations for the years ended December 31, 2013 and 2012 (audited)	F-31
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2013 and 2012 (audited)	F-32
Consolidated Statements of Stockholders’ Equity (Deficiency) for the years ended December 31, 2013 and 2012 (audited)	F-33
Consolidated Statements of Cash Flows for the years ended December 31, 2013 and 2012 (audited)	F-34 - F-35
Notes to Consolidated Financial Statements (audited)	F-36 - F-67

Condensed Consolidated Balance Sheets of AirPatrol Corporation. – March 31, 2014 (unaudited) and December 31, 2013 (audited)	F-68
Condensed Consolidated Statements of Operations for the three months ended March 31, 2014 and 2013 (unaudited)	F-69
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2014 and 2013 (unaudited)	F-70
Notes to Condensed Consolidated Financial Statements (unaudited)	F-71 - F-80

Report of Independent Registered Public Accounting Firm for AirPatrol Corporation	F-81
Consolidated Balance Sheets - December 31, 2013 and 2012 (audited)	F-82
Consolidated Statements of Operations for the years ended December 31, 2013 and 2012 (audited)	F-83
Consolidated Statements of Changes in Shareholders’ Deficit for the years ended December 31, 2013 and 2012 (audited)	F-84
Consolidated Statements of Cash Flows for the years ended December 31, 2013 and 2012 (audited)	F-85
Notes to Consolidated Financial Statements (audited)	F-86 - F-101

SYSOREX GLOBAL HOLDINGS CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

Assets	June 30,	December 31,
	2014	2013
	(Unaudited)
Current Assets
Cash and cash equivalents	$4,932,846	$2,103,955
Marketable securities	-	124,753
Accounts receivable, net	11,483,320	9,581,041
Notes receivable	130,000	1,130,000
Notes receivable, related party	89,599	-
Other receivables	376,186	247,090
Inventory	428,155	74,929
Prepaid expenses	1,042,647	381,583
Prepaid licenses and maintenance contracts	6,464,099	6,120,261
Restricted cash	161,429	71,429

Total Current Assets	25,108,281	19,835,041

Property and equipment, net	609,850	290,665
Software development costs, net	189,735	56,840
Deposits	749,227	749,227
Restricted cash, net of current portion	428,571	428,571
Prepaid licenses and maintenance contracts, non-current	5,982,546	4,268,010
Other assets	124,435	209,662
Trade name/trademarks, net	4,502,506	2,977,378
Customer relationships, net	6,993,366	3,085,953
Developed technology, net	17,402,203	1,265,000
Non compete agreement, net	543,055	-
Goodwill	10,516,497	5,707,580

Total Assets	$73,150,272	$38,873,927

See accompanying notes.

SYSOREX GLOBAL HOLDINGS CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	June 30,	December 31,
	2014	2013
	(Unaudited)
Liabilities and Stockholders' Equity

Current Liabilities

Accounts payable	$7,931,687	$8,435,100
Accrued expenses	1,403,445	1,219,196
Accrued compensation and related benefits	1,931,789	2,622,356
Deferred revenue	7,907,117	7,402,149
Deferred rent, current	1,854	-
Due to related parties	-	160,331
Advances payable	722,157	722,157
Notes payable	477,763	723,042
Revolving line of credit	4,581,691	5,697,590
Term loan	500,004	458,337
Acquisition earnout liability	7,780,000	-

Total Current Liabilities	33,237,507	27,440,258

Long Term Liabilities
Deferred revenue, non-current	6,788,445	4,845,138
Deferred rent, non-current	40,661	-
Other long term liabilities	126,456	-
Notes payable, non-current	100,000	-
Term loan, non-current portion	124,995	291,663

Total Liabilities	40,418,064	32,577,059

Commitments and Contingencies

Stockholders' Equity
Preferred stock - $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock - $0.001 par value; 50,000,000 shares authorized; 19,592,444 and 14,094,532 issued and outstanding	19,593	14,094
Additional paid-in capital	51,256,243	21,531,457
Due from Sysorex Consulting Inc.	(665,554)	(665,554)
Accumulated other comprehensive income	(5,525)	3,048
Accumulated deficit (excluding $2,441,960 reclassified to additional paid in capital in quasi-reorganization)	(16,294,161)	(13,105,962)

Stockholders' Equity Attributable to Sysorex Global Holdings Corp.	34,310,596	7,777,083

Non- controlling Interest	(1,578,388)	(1,480,215)

Total Stockholders' Equity	32,732,208	6,296,868

Total Liabilities and Stockholders' Equity	$73,150,272	$38,873,927

See accompanying notes.

SYSOREX GLOBAL HOLDINGS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Revenues, Net	$17,144,805	$14,788,950	$33,464,618	$20,150,494

Cost of Revenues	11,464,868	11,789,904	23,434,213	15,695,637

Gross Profit	5,679,937	2,999,046	10,030,405	4,454,857

Operating Expenses
Compensation and related benefits	4,050,002	1,982,461	7,295,144	3,071,099
Professional and legal fees	446,379	423,840	834,349	471,215
Consulting expenses	177,641	225,628	318,571	294,559
Occupancy	230,813	103,923	384,802	140,865
Acquisition transaction/financing costs	1,091,117	-	1,194,978	907,865
Costs associated with public offering	-	-	44,717	-
Amortization of intangibles	1,249,165	193,334	1,577,200	256,191
Other administrative	804,834	500,205	1,445,436	705,447

Total Operating Expenses	8,049,951	3,429,391	13,095,197	5,847,241

Loss from Operations	(2,370,014)	(430,345)	(3,064,792)	(1,392,384)

Other Income (Expense)
Other income	12,044	-	25,871	-
Interest expense	(104,497)	(58,577)	(212,451)	(86,115)
Interest expense - amortization of debt discount	-	-	-	(16,667)
Gain on the settlement of obligation	-	14,762	-	14,762
Change in fair value of derivative liability	-	-	-	(489,168)
Total Other Income (Expense)	(92,453)	(43,815)	(186,580)	(577,188)

Loss before Provision for Income Taxes	(2,462,467)	(474,160)	(3,251,372)	(1,969,572)
Provision for Income Taxes	-	-	(35,000)	-

Net Loss	(2,462,467)	(474,160)	(3,286,372)	(1,969,572)

Net Loss Attributable to Non-controlling Interest	(55,585)	(38,408)	(98,173)	(75,449)

Net Loss Attributable to Stockholders of Sysorex Global Holdings Corp.	$(2,406,882)	$(435,752)	$(3,188,199)	$(1,894,123)

Net Loss Per Share - Basic and Diluted	$(0.13)	$(0.03)	$(0.19)	$(0.17)

Weighted Average Shares Outstanding Basic and Diluted	18,641,546	12,552,033	16,455,268	10,979,454

See accompanying notes.

SYSOREX GLOBAL HOLDINGS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013

Net Loss	$(2,406,882)	$(435,752)	$(3,188,199)	$(1,894,123)

Unrealized holding gains in marketable securities including reclassification adjustment of realized gains included in net income	-	-	(3,048)	-
Unrealized foreign exchange gain/(loss) from cumulative translation adjustments	(5,525)	-	(5,525)	-

Comprehensive Loss	$(2,412,407)	$(435,752)	$(3,196,772)	$(1,894,123)

See accompanying notes.

SYSOREX GLOBAL HOLDINGS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2014
(Unaudited)

			Additional	Due from Sysorex	Accumulated Other		Non-	Total
	Common Stock		Paid-In	Consulting,	Comprehensive	Accumulated	Controlling	Stockholders'
	Shares	Amount	Capital	Inc.	Income (Loss)	Deficit	Interest	Equity

Balance - January 1, 2014	14,094,532	$14,094	$21,531,457	$(665,554)	$3,048	$(13,105,962)	$(1,480,215)	$6,296,868

Common shares issued for services	85,732	86	427,215					427,301
Common shares issued for cash	400,000	400	2,079,600					2,080,000
Stock options granted to employees for services			417,098					417,098
Common shares issued for net cash proceeds received from public offering	3,166,666	3,167	16,611,939					16,615,106
Common shares issued for AirPatrol acquisition	1,832,808	1,833	10,175,749					10,177,582
Common shares issued for options exercised	12,539	13	13,185					13,198
Fractional shares issued from reverse stock split	167							-
Unrealized gain on marketable securities					(3,048)			(3,048)
Cumulative translation adjustment					(5,525)			(5,525)
Net loss						(3,188,199)	(98,173)	(3,286,372)

Balance - June 30, 2014	19,592,444	$19,593	$51,256,243	$(665,554)	$(5,525)	$(16,294,161)	$(1,578,388)	$32,732,208

See accompanying notes.

SYSOREX GLOBAL HOLDINGS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	June 30,
	2014	2013
	(Unaudited)
Cash Flows from Operating Activities
Net loss	$(3,286,372)	$(1,969,572)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	125,442	48,269
Amortization of intangible assets	1,577,200	256,191
Stock based compensation	844,399	470,177
Investment income	(3,048)	-
Amortization of debt discount	-	16,667
Change in the fair value of derivative liability	-	489,168
Changes in operating assets and liabilities:
Accounts receivable and other receivables	(2,010,377)	(5,907,119)
Inventory	(87,265)	(212,250)
Prepaid expenses	(661,064)	17,293
Prepaid licenses and maintenance contracts	(2,058,374)	(1,203,969)
Deposits	-	(170,667)
Other assets	188,322	(261,100)
Accounts payable	(1,133,701)	4,472,467
Accrued expenses	(567,861)	(439,741)
Accrued compensation	(904,099)	817,880
Deferred revenue	2,448,275	1,193,670
Other long term liabilities	(5,413)	-
Total Adjustments	(2,247,564)	(413,064)

Net Cash Used in Operating Activities	(5,533,936)	(2,382,636)

Cash Flows From (Used in) Investing Activities
Purchase of property and equipment	(193,522)	(3,153)
Proceeds from the sale of marketable securities	124,753	-
Investment in capitalized software	(139,999)	-
Cash paid for Lilien	-	(3,000,000)
Cash acquired in Lilien acquisition	-	1,112,485
Cash paid for AirPatrol	(8,466,257)	-
Cash acquired in AirPatrol acquisition	71,182	-
Net Cash Flows Used in Investing Activities	(8,603,843)	(1,890,668)

Cash Flows from Financing Activities
Advances from revolving credit line	-	5,000,000
Repayment of line of credit	(1,115,899)	-
Repayment of term loan	(125,001)	-
Net proceeds from issuance of common stock	2,080,000	-
Net proceeds from capital raise	16,615,106	-
Net proceeds from conversion of employee options	13,198	-
Repayment of advances to related parties	-	(148,694)
Repayment of notes payable	(245,279)	(126,615)
Repayment of factor	-	(46,426)
Advance from Duroob Technology	-	332,217
Advance to related party	(89,599)	-
Repayment of advance from Duroob Technology	(160,331)	-
Repayment of convertible notes	-	(105,000)

Net Cash Provided by Financing Activities	16,972,195	4,905,482

Effect of Foreign Exchange Rate Changes on Cash	(5,525)	-

Net Increase in Cash and Cash Equivalents	2,828,891	632,178

Cash and Cash Equivalents - Beginning of period	2,103,955	8,301

Cash and Cash Equivalents - End of period	$4,932,846	$640,479

Supplemental Disclosure of cash flow information:
Cash paid for:
Interest	$167,086	$105,118
Income Taxes	$35,000	$8,001

Supplemental disclosures for non-cash operating, investing and financing activities:
Acquisition of Lilien:
Assumption of assets other than cash	$-	$15,180,332
Assumption of liabilities	$-	$17,216,770
Issuance of common stock	$-	$6,000,000
Acquisition of AirPatrol:
Assumption of assets other than cash	$682,000
Assumption of liabilities	$1,811,000
Issuance of common stock	$10,177,582

Issuance of common stock for settlement of liability	$-	$1,774,866

See accompanying notes.

SYSOREX GLOBAL HOLDINGS CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(UNAUDITED)

Note 1 - Organization and Nature of Business

Overview

Sysorex Global Holdings Corp. (“SGHC”), through its wholly-owned subsidiaries, AirPatrol Corporation and Airpatrol Research Corporations (“AirPatrol”), Lilien Systems, Shoom, Inc. (“Shoom”), Sysorex Government Services, Inc. (“SGS”), Sysorex Federal, Inc. (“Sysorex Federal”) and majority-owned subsidiary, Sysorex Arabia LLC (“SA”) (collectively the “Company”), provides location based technology, cybersecurity, data analytics, custom application development, cloud solutions, Mobile/BYOD solutions and strategic outsourcing to customers worldwide. The Company is headquartered in California, and has subsidiary offices in Virginia, Maryland, Oregon, Hawaii, State of Washington, California, Vancouver, Canada and Riyadh, Saudi Arabia.

Liquidity

As of June 30, 2014, the Company has a working capital deficiency of approximately $8,129,000. Included in that amount is the AirPatrol acquisition earnout liability of $7,780,000 which is the present value of the expected $10,000,000 earnout to be paid to the AirPatrol shareholders in 2015, of which half of the value earned shall be paid in stock and the other half in cash (unless otherwise agreed or required pursuant to the AirPatrol Merger Agreement (defined hereafter)) (see note 6). If AirPatrol’s Net Income (as defined in the AirPatrol Merger Agreement) meets or exceeds $3,500,000 in the five quarters ending March 31, 2015, the Company shall pay to the AirPatrol stockholders an earnout payment equal to (i) AirPatrol Net Income, divided by $5,000,000, times (ii) $10,000,000, provided that the total earnout payment shall not exceed $10,000,000. The cash generated from the AirPatrol profitability target is expected to fund the cash portion of the earnout liability.

For the six months ended June 30, 2014 the Company incurred a net loss of approximately $3.3 million and used cash in operations of approximately $5.6 million. Included in the net loss for the six months ended June 30, 2014 is approximately $1.2 million of acquisition transaction costs and approximately $1.6 million of amortization of intangibles.

The Company raised approximately $2 million in equity financing from a strategic investor during February 2014 and received approximately $17.7 million in April 2014, after deducting the underwriting discounts and commissions, in net proceeds from the sale of 3,166,666 shares in a public offering of which it used approximately $8.5 million of cash in the acquisition of AirPatrol (see note 17). The Company’s current capital resources as of June 30, 2014 and the equity financing and contract awards in the first quarter of 2014 are expected to be sufficient to fund planned operations during the succeeding twelve months, if not the company may need to curtail certain of its expansion activities.

Note 2 - Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The results of the Company’s operations for the three and six-month periods ended June 30, 2014 are not necessarily indicative of the results to be expected for the year ending December 31, 2014.  These interim condensed consolidated financial statements should be read in conjunction with the Company's audited financial statements and footnotes for the years ended December 31, 2013 and 2012 included in the prospectus filed with the Securities and Exchange Commission on April 10, 2014.

Note 3 - Summary of Significant Accounting Policies

Significant Accounting Policies

The Company's complete accounting policies are described in Note 2 to the Company's audited financial statements and footnotes for the years ended December 31, 2013 and 2012.

Principles of Consolidation

The condensed consolidated financial statements have been prepared using the accounting records of SGHC and its wholly-owned subsidiaries Sysorex Federal, SGS, Lilien Systems, Shoom, AirPatrol and its majority-owned subsidiary, SA.  All material inter-company balances and transactions have been eliminated.

SYSOREX GLOBAL HOLDINGS CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(UNAUDITED)

Note 3 - Summary of Significant Accounting Policies (continued)

Principles of Consolidation (continued)

The Company owns 50.2% of Sysorex Arabia. As of June 30, 2014, SA had minimal cash, approximately $749,000 in deposits, $35,000 in other assets and intercompany balances and debts as disclosed in the following footnotes, with an accumulated deficit of approximately $1,653,000.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each of the reporting periods.  Actual results could differ from those estimates. The Company’s significant estimates consist of:

●	The valuation of stock-based compensation;

●	The allowance for doubtful accounts;

●	The valuation of the assets and liabilities acquired from the AirPatrol Acquisition as described in Note 6;

●	The valuation allowance for the deferred tax asset; and

●	Impairment of intangible assets.

Inventory

Inventory consisting primarily of finished goods and raw materials is stated at the lower of cost or market utilizing the first-in, first-out method. The Company continually analyzes its slow-moving, excess and obsolete inventories and establishes reserves based on historical and projected sales volumes and anticipated selling prices.  If the Company does not meet its sales expectations, these reserves are increased.  Products that are determined to be obsolete are written down to net realizable value.  As of June 30, 2014 and December 31, 2013, the Company deemed any such allowance nominal.

Intangible Assets

Intangible assets primarily consist of developed technology, customer lists/relationships, non-compete agreements and trade names and trademarks and are amortized ratably over a range of one to seven years which approximates customer attrition rate and technology obsolescence. The Company assesses the carrying value of its intangible assets for impairment each year. Based on its assessments, the Company did not incur any impairment charges for the six months ended June 30, 2014.

The Company develops and utilizes internal software for the processing of data provided by its customers.  Costs incurred in this effort are accounted for under the provisions of FASB ASC 350-40, “Internal Use Software”, whereby direct costs related to development and enhancement of internal use software are capitalized, and costs related to maintenance are expensed as incurred.  The Company capitalizes its direct internal costs of labor and associated employee benefits that qualify as development or enhancement.  These internal use software development costs are amortized over the estimated useful life which management has determined is four years following the year incurred.

SYSOREX GLOBAL HOLDINGS CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(UNAUDITED)

Note 3 - Summary of Significant Accounting Policies (continued)

Goodwill

The Company records goodwill and other indefinite-lived assets in connection with business combinations. Goodwill, which represents the excess of acquisition cost over the fair value of the net tangible and intangible assets of acquired companies, is not amortized. Indefinite-lived assets are stated at fair value as of the date acquired in a business combination. The Company’s goodwill balance and other assets with indefinite lives are evaluated for potential impairment annually each year and in certain other circumstances. The evaluation of impairment involves comparing the current fair value of the business to the recorded value, including goodwill. To determine the fair value of the business, the Company utilizes both the “Income Approach”, which is based on estimates of future net cash flows, and the “Market Approach”, which observes transactional evidence involving similar businesses. There was no impairment for the six months ended June 30, 2014.

Deferred Rent Expense

The Company has operating leases which contain predetermined increases and rent holidays in the rentals payable during the term of such leases. For these leases, the aggregate rental expense over the lease term is recognized on a straight-line basis over the lease term. The difference between the expense charged to operations in any year and the amount payable under the lease during that year is recorded as deferred rent expense on the Company’s balance sheet, which will reverse over the lease term.

Foreign Currency Translation

The U.S. dollar is the functional currency of the Company and its subsidiaries. Monetary assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transactions. Revenues and expenses are translated to U.S. dollars at rates approximating exchange rates in effect at the time of the transactions. Translation exchange gains and losses resulting from the period-end translation of assets and liabilities denominated in foreign currencies are recorded in other comprehensive income or loss, on the statement of equity. Transaction gains or losses are recognized through earnings.

Transaction and translation gains and losses were immaterial for the three and six months ended June 30, 2014 and 2013.

Comprehensive Income (Loss)

The Company reports comprehensive income (loss) and its components in its consolidated financial statements.  Comprehensive income (loss) consists of net loss and foreign currency translation adjustments affecting stockholders’ equity that, under U.S. GAAP, are excluded from net loss.  The difference between net loss as reported and comprehensive income (loss) have historically been immaterial.

SYSOREX GLOBAL HOLDINGS CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(UNAUDITED)

Note 3 - Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenues for the three and six months ended June 30, 2014 and 2013 are comprised of the following:

	Three Months ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Resale of hardware	$7,377,325	$7,421,000	$16,213,956	$9,712,310
Resale of software	3,524,775	2,651,347	5,637,010	3,342,353
Maintenance services	2,973,084	2,517,393	5,602,126	3,347,674
Professional services contracts – time and materials	248,827	398,046	599,730	716,484
Professional services contracts – fixed price	2,013,204	1,801,164	3,430,874	3,031,673
Revenues from digital advertising and electronic services	1,007,590	-	1,980,922	-

Total	$17,144,805	$14,788,950	$33,464,618	$20,150,494

The Company is a systems integrator and consulting services company that provides IT solutions and services to its customers and recognizes revenue once four criteria are met: (1) persuasive evidence of an arrangement exists, (2) the price is fixed and determinable, (3) delivery (software and hardware) or fulfillment (maintenance) has occurred, and (4) there is reasonable assurance of collection of the sales proceeds (the “Revenue Recognition Criteria”). In addition, the Company also records revenues in accordance with Accounting Standards Codification (“ASC”) Topic 605-45 “Principal Agent Consideration” (“ASC 605-45”). The Company evaluates the sales of products and services on a case by case basis to determine whether the transaction should be recorded gross or net, including, but not limited to, assessing whether or not the Company: 1) is the primary obligor in the transaction; 2) has inventory risk with respect to the products and/or services sold; 3) has latitude in pricing; and 4) changes the product or performs part of the services sold. The Company evaluates whether revenues received from the sale of hardware and software products, licenses, and services, including maintenance and professional consulting services should be recognized on a gross or net basis on a transaction by transaction basis.  As of the date hereof, the Company has determined that all revenues received should be recognized on a gross basis in accordance with the applicable standards.

Cooperative reimbursements from vendors, which are earned and available, are recorded in the period the related advertising expenditure is incurred. Cooperative reimbursements are recorded as a reduction of cost of sales in accordance with ASC Topic 605-50 “Accounting by a Customer (including reseller) for Certain Consideration Received from a Vendor.” Provisions for returns are estimated based on historical sales returns and credit memo analysis which are adjusted to actual on a periodic basis.  The Company receives marketing development funds (MDF) from vendors based on quarterly sales performance to promote the marketing of vendor products and services. The Company must file claims with vendors for these cooperative reimbursements by providing invoices and receipts for marketing expenses. Reimbursements are recorded as a reduction of marketing expenses and other applicable selling general and administrative expenses in the period in which the expenses were incurred.

SYSOREX GLOBAL HOLDINGS CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(UNAUDITED)

Note 3 - Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The Company also enters into sales transactions whereby customer orders contain multiple deliverables, and reports its multiple deliverable arrangements under ASC 605-25 “Revenue Arrangements with Multiple Deliverables” (“ASC-605-25”). These multiple deliverable arrangements primarily consist of the following deliverables: the Company’s design, configuration, installation, integration, warranty/maintenance and consulting services; and third-party computer hardware, software and warranty maintenance services.   In situations where the Company bundles all or a portion of the separate elements, vendor specific objective evidence (VSOE) is determined based on prices when sold separately.  For the three months ended June 30, 3014 and 2013 revenue recognized as a result of customer contracts requiring the delivery of multiple elements was $12,251,679 and $8,426,363, respectively.  For the six months ended June 30, 2014 and 2013 revenue recognized as a result of customer contracts requiring the delivery of multiple elements was $24,579,520 and $11,277,840, respectively.

Hardware, Software and Licensing Revenue Recognition

Generally, the Revenue Recognition Criteria are met with respect to the sales of hardware and software products when they are shipped to the customer.  The delivery of products to our customers occurs in a variety of ways, including (i) as a physical product shipped from the Company’s warehouse, (ii) via drop-shipment by a third-party vendor, or (iii) via electronic delivery with respect to software licenses. The Company leverages drop-ship arrangements with many of its vendors and suppliers to deliver products to customers without having to physically hold the inventory at its warehouse.  In such arrangements, the Company negotiates the sale price with the customer, pays the supplier directly for the product shipped, bears credit risk of collecting payment from its customers and is ultimately responsible for the acceptability of the product and ensuring that such product meets the standards and requirements of the customer.  As a result, the Company recognizes the sale of the product and the cost of such upon receiving notification from the supplier that the product has shipped. Vendor rebates and price protection are recorded when earned as a reduction to cost of sales or merchandise inventory, as applicable.  Vendor product price discounts are recorded when earned as a reduction to cost of sales. Vendor product sales volume and growth incentive rebates based on total Company quarterly sales are recorded when earned as other income.

Maintenance and Professional Services Revenue Recognition

With respect to sales of our maintenance, consulting and other service agreements including our digital advertising and electronic services, the Revenue Recognition Criteria is met once the service has been provided. Revenue on time and material contracts is recognized based on a fixed hourly rate as direct labor hours are expended. The fixed rate includes direct labor, indirect expenses, and profits. Materials, or other specified direct costs, are reimbursed as actual costs and may include markup. Anticipated losses are recognized as soon as they become known.  For the three and six months ended June 30, 2014 and 2013 the Company did not incur any such losses. These amounts are based on known and estimated factors. Revenues from time and material or firm fixed price long-term and short-term contracts are derived principally with various United States Government agencies, Saudi Arabian Government agencies, and commercial customers.

The Company recognizes revenue for sales of all services billed as a fixed fee ratably over the term of the arrangement as such services are provided. Billings for such services that are made in advance of the related revenue recognized are recorded as deferred revenue and recognized as revenue ratably over the billing coverage period.  Amounts received as prepayments for services to be rendered are recognized as deferred revenue.  Revenue from such prepayments is recognized when the services are provided.

The Company’s maintenance services agreements permit customers to obtain technical support from the Company and/or the manufacturer and to update, at no additional cost, to the latest technology if new software updates are introduced during the period that the maintenance agreement is in effect. Since the Company assumes certain responsibility for product staging, configuration, installation, modification, and integration with other client systems, retains general inventory risk upon customer return or rejection, and is the most familiar with the customer and its required specifications, it generally serves as the initial contact with the customer with respect to any maintenance services required and therefore will perform all or part of the required service.

SYSOREX GLOBAL HOLDINGS CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(UNAUDITED)

Note 3 - Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Typically, the Company sells maintenance contracts for a separate fee with initial contractual periods ranging from one to three years with renewal for additional periods thereafter. The Company generally bills maintenance fees in advance, records the amounts received as deferred revenue with respect to any portion of the fee for which services have not yet been provided. The Company recognizes the related revenue ratably over the term of the maintenance agreement as services are provided. In situations where the Company bundles all or a portion of the maintenance fee with products, VSOE for maintenance is determined based on prices when sold separately.

Customers that have purchased maintenance/warranty services have a right to cancel and receive a refund of the amounts paid for unused services at any time during the service period upon advance written notice to the Company.  Cancellation and refund privileges with respect to maintenance/warranty services lapse as to any period during the term of the agreement for which such services have already been provided.  Customers do not have the right to a refund of paid fees for maintenance/warranty services that the Company has earned and recognized as revenue. Invoices issued for maintenance/warranty services not yet rendered are recorded as deferred revenue and then recognized as revenue ratably over the service period. As a result (1) the warranty and maintenance service fees payable by each customer are separately accounted for in each customer purchase order as a separate line item, and (2) upon the Company’s receipt and acceptance of a request for refund of maintenance/warranty services not yet provided, the Company’s obligation to perform any additional maintenance/warranty services will end. Sales are recorded net of discounts, rebates, and returns.

Stock-Based Compensation

The Company accounts for options granted to employees by measuring the cost of services received in exchange for the award of equity instruments based upon the fair value of the award on the date of grant.  The fair value of that award is then ratably recognized as expense over the period during which the recipient is required to provide services in exchange for that award.

Options and warrants granted to consultants and other non-employees are recorded at fair value as of the grant date and subsequently adjusted to fair value at the end of each reporting period until such options and warrants vest, and the fair value of such instruments, as adjusted, is expensed over the related vesting period.

The Company incurred stock-based compensation charges, net of estimated forfeitures of $652,370 and $127,277 for the three month period ended June 30, 2014 and 2013 and $844,399 and $470,177 for the six month period ended June 30, 2014 and 2013, respectively.  The following table summarizes the nature of such charges for the six months then ended:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2014	2013	2014	2013
Compensation and related benefits	$245,369	$20,531	$417,098	$59,131
Professional and legal fees	87,001	106,746	87,001	106,746
Acquisition transaction costs	320,000	-	340,300	304,300
Totals	$652,370	$127,277	$844,399	$470,177

Net Loss Per Share

The Company computes basic and diluted earnings per share by dividing net loss by the weighted average number of common shares outstanding during the period. Basic and diluted net loss per common share were the same since the inclusion of common shares issuable pursuant to the exercise of options and warrants in the calculation of diluted net loss per common shares would have been anti-dilutive.

SYSOREX GLOBAL HOLDINGS CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(UNAUDITED)

Note 3 - Summary of Significant Accounting Policies (continued)

Net Loss Per Share (continued)

The following table summarizes the number of common shares and common share equivalents excluded from the calculation of diluted net loss per common share for the six months ended June 30, 2014 and 2013 after taking into account the one-for two reverse split effective as of April 8, 2014:

	June 30, 2014	June 30, 2013

Options	2,578,658	853,750
Warrants	411,262	505,012

Totals	2,989,920	1,358,762

Reclassification

Certain accounts in the prior year’s financial statements have been reclassified for comparative purposes to conform with the presentation in the current year’s financial statements. These reclassifications have no effect on previously reported earnings.

Recent Accounting Pronouncements

The U.S. Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (ASU 2014-08) in April 2014.  This new standard raises the threshold for disposals to qualify as discontinued operations, allows companies to have significant continuing involvement and continuing cash flows and provides for new and additional disclosures of discontinued operations and individually material disposal transactions.  The Company anticipates adopting the new standard when it becomes effective in the first quarter of 2015. The Company does not expect the adoption of ASU 2014-08 to have a material effect on its condensed consolidated financial statements.

The FASB has issued ASU No. 2014-12, Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This ASU requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered.. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company is currently evaluating the effect of the ASU on its financial position, results of operations and cash flows.

The FASB has issued ASU No. 2014-09, Revenue from Contracts with Customers. This ASU supersedes the revenue recognition requirements in Accounting Standards Codification 605 - Revenue Recognition and most industry-specific guidance throughout the Codification. The standard requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This ASU is effective on January 1, 2017 and should be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the ASU recognized at the date of initial application. The Company is currently evaluating the effect of the ASU on its financial position, results of operations and cash flows.

Subsequent Events

The Company evaluates events and/or transactions occurring after the balance sheet date and before the issue date of the condensed consolidated financial statements to determine if any of those events and/or transactions requires adjustment to or disclosure in the condensed consolidated financial statements.

Reverse Stock Split

The board of directors was authorized by the Company's stockholders to effect a 1-for-2 reverse stock split of its common stock which was effective April 8, 2014.  The financial statements and accompanying notes give effect to the 1-for-2 reverse stock split as if it occurred as of the beginning of the first period presented.

SYSOREX GLOBAL HOLDINGS CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(UNAUDITED)

Note 4 - Acquisition of the Business of Lilien LLC

On March 20, 2013, the Company entered into an Asset Purchase and Merger Agreement (the “Lilien Agreement”) to acquire substantially all of the assets and liabilities of Lilien LLC and 100% of the stock of Lilien Systems (collectively referred hereafter as “Lilien”) effective as of March 1, 2013. Lilien is an information technology company whose operations complement and significantly expand the Company's current base of business.

The purchase price of this acquisition aggregated $9,000,000 and consisted of cash of $3,000,000, and 6,000,000 shares of the Company's common stock deemed to have a fair value of $6,000,000.  The cash consideration of $3,000,000 was obtained by the Company through a borrowing under a credit facility entered into jointly between SGS and Lilien concurrently with and for the express purpose of consummating that acquisition.   Total costs incurred in connection with the Lilien acquisition were $907,865 which consisted primarily of professional fees.

Lilien Systems and SGS are co-borrowers on the loan and both guaranteed the debt.  As they are part of the consolidated group of the Company no accounting consideration related to the co-guaranty was deemed necessary since such impact, if any, would be eliminated in consolidation.

Additionally, under the terms of the Lilien Agreement, the Company is liable to the former members of Lilien LLC for the payment of additional cash consideration on March 20, 2015 to the extent that they receive less than $1.00 per share from the sale of the 6,000,000 shares of the Company's common stock referred to above (the “Guaranteed Amount”), less customary commissions, on or before March 20, 2015, provided the stockholders are in compliance with the terms and conditions of the lock-up agreement. Notwithstanding the foregoing, in the event that the gross profits for calendar 2013 and 2014 attributable to the Lilien assets are more than 20% below what was forecasted to the Company, the Guaranteed Amount will be proportionately reduced. As of the date of the acquisition and June 30, 2014 the guaranteed amount was de minimis.

The acquisition of Lilien was accounted for by the Company under the acquisition method of accounting, whereby assets acquired and liabilities assumed by the Company are recorded at their estimated fair values as of the date of acquisition and the results of operations of the acquired company are consolidated with those of the Company from the date of acquisition. The Company deemed the quoted market prices for those shares not to be a reliable measurement method due to the very limited trading activity in such securities.

The purchase price is allocated as follows:

Assets Acquired:
Cash	$1,112,485
Receivables	4,870,471
Inventory	55,410
Other current assets (Note A)	852,759
Prepaid Licenses/Contracts (Note B)	9,146,954
Property and equipment	254,638
Trade name/trademarks (Note C)	3,250,000
Customer relationships (Note C)	2,130,000
Goodwill	4,544,053
26,216,770
Liabilities Assumed:
Accounts payable	5,094,390
Accrued expenses (Note D)	970,139
Deferred Revenue	11,152,241
17,216,770
Purchase Price	$9,000,000

(A)
Other current assets consist primarily of $356,000 of rebates receivable, $107,000 of prepaid expenses, $195,000 of unbilled revenues and $153,000 for a working capital settlement adjustment. The asset purchase agreement included a provision for an adjustment to working capital as of the closing date of the transaction.

SYSOREX GLOBAL HOLDINGS CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(UNAUDITED)

Note 4 - Acquisition of the Business of Lilien LLC (continued)

(B)	Prepaid licenses/contracts are payments made by the Company directly to the manufacturer for the maintenance services and are being amortized over the life of the contract

(C)	The trade name/trademarks and customer relationships are identifiable intangible assets that are being amortized over their useful life of seven years.

(D)	Accrued expenses consist primarily of $654,000 of accrued compensation, $50,000 of accrued other operational expenses and $35,000 of sales taxes payable.

Note 5 - Acquisition of Shoom, Inc.

Effective August 31, 2013, the Company entered into an Agreement and Plan of Merger (the “Shoom Agreement”) to acquire 100% of the stock of Shoom, a California based provider of cloud based data analytics and enterprise solutions to the media, publishing, and entertainment industries.

The purchase price of this acquisition aggregated $8,107,000 and consisted of cash to be paid of $2,500,000, and 2,762,000 shares of the Company's common stock deemed to have a fair value of $5,607,000. The cash portion was funded by the excess working capital the Company obtained from the Shoom acquisition.  The cash consideration is subject to adjustment under terms of the Shoom Agreement. Total costs incurred for the Shoom acquisition were $316,387 which consisted primarily of professional fees.

The acquisition of Shoom was accounted for by the Company under the acquisition method of accounting, whereby assets acquired and liabilities assumed by the Company are recorded at their estimated fair values as of the date of acquisition and the results of operations of the acquired company are consolidated with those of the Company from the date of acquisition. The Company deemed the quoted market prices for those shares not to be a reliable measurement method due to the very limited trading activity in such securities.

The purchase price is allocated as follows:

Assets Acquired:
Cash	$3,669,000
Marketable securities	605,000
Receivables	141,000
Other assets (Note A)	178,000
Property and equipment	29,000
Trade name/trademarks (Note B)	120,000
Customer relationships (Note B)	1,270,000
Developed technology (Note C)	1,380,000
Goodwill	1,164,000
8,556,000
Liabilities Assumed:
Accounts payable	69,000
Other current liabilities (Note D)	380,000
449,000
Purchase Price	$8,107,000

(A)	Other current assets consist primarily of approximately $137,000 of prepaid expenses, $30,000 of other receivables and $11,000 of security deposits.

(B)	The trade name/trademarks and customer relationships are identifiable intangible assets that are being amortized over their useful life of seven years.

(C)	The developed technology is an identifiable intangible asset that is being amortized over their useful life of four years.

(D)	Other current liabilities consist primarily of approximately $136,000 of payroll liabilities and $167,000 of profit sharing liabilities.

SYSOREX GLOBAL HOLDINGS CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(UNAUDITED)

Note 6 – Acquisition of AirPatrol Corporation

On December 20, 2013, the Company entered into an Agreement of Plan and Merger (the “AirPatrol Merger Agreement”) to acquire 100% of the capital stock of AirPatrol, a company in the mobile cyber-security and location-based services (LBS) space, for a purchase price equal to (a) $10,000,000 in cash, subject to certain adjustments, allocated to and among certain creditors, payees, holders of AirPatrol’s issued and outstanding capital stock and (b) 2,000,000 shares (after giving effect to a reverse stock split) of Company common stock, of which 800,000 shares shall be held in escrow for one year, as security to satisfy any indemnity claims that may be owed by the AirPatrol stockholders to the Company (the “AirPatrol Merger Consideration”). The AirPatrol Merger Consideration also includes an earnout, half of the value of which shall be in stock and the other half in cash (unless otherwise agreed or required pursuant to the AirPatrol Merger Agreement) payable to the stockholders of AirPatrol in 2015 in accordance with the following formula: if for the five quarter period ending March 31, 2015, AirPatrol Net Income meets or exceeds $3,500,000, the Company shall pay to the AirPatrol stockholders an earnout payment equal to (i) AirPatrol Net Income, divided by $5,000,000, times (ii) $10,000,000, provided that the total earnout payment shall not exceed $10,000,000.

On April 18, 2014, the parties to the AirPatrol Merger Agreement entered into an Amendment No. 2, pursuant which the Company agreed to (i) modify the working capital adjustment provision of the AirPatrol Merger Agreement, (ii) modify the distribution of the earnout, (iii) enter into a non-competition agreement with the former chairman of the board and significant stockholder of AirPatrol in exchange for allocation of consideration to the former chairman, (iv) modify the AirPatrol retention plan to reduce cash consideration and increase stock consideration paid to an employee of AirPatrol, in addition to other modifications as set forth in the full text of Amendment No. 2.  None of these modifications resulted in any increase to the AirPatrol Merger Consideration.

The working capital adjustment provision, which otherwise would have resulted in a deduction entirely from cash merger consideration of approximately $1.27 million, was adjusted so that instead approximately $486,000 was deducted from cash merger consideration, and the balance of approximately $786,000 was deducted from stock merger consideration (resulting in 157,192 fewer shares of Sysorex common stock issued as stock merger consideration at the closing).

The merger was consummated on April 18, 2014 with an effective date of acquisition of April 16, 2014, and as a result the Company became the holder of 100% of the outstanding capital stock of AirPatrol.  At the closing, the Company (i) paid or initiated actions to pay a total of $8,466,258 to various former stockholders, former noteholders, former directors, professional service firms and continuing officers, (ii) issued a total of 1,042,809 shares of its common stock to former stockholders, directors, and continuing officers of AirPatrol, and to the investment banking firm of AGC Partners, LLC, and (iii) issued 800,000 shares of its common stock into a holdback escrow.  A working capital adjustment applied at closing reduced cash consideration by approximately $486,000 and reduced stock merger consideration by 157,192 shares.  Additionally, a total of $1,047,781 was deducted from cash merger consideration in conjunction with repayment of AirPatrol’s indebtedness to the Company as described below.

Pursuant to a loan agreement dated as of August 30, 2013, the Company loaned AirPatrol $1 million evidenced by a secured promissory note due April 29, 2014, as amended on February 28, 2014. Upon the closing of the merger on April 18, 2014, the note became due and payable. On the closing date, AirPatrol repaid the principal and interest of the note totaling $1,047,781 as a deduction from merger consideration, consisting of $1,000,000 in principal and $47,781 in interest.

In connection with this transaction, on May 9, 2014, the Company issued options to purchase 400,000 shares of the Company's common stock to certain employees of AirPatrol at an exercise price of $4.81 per share. These options are exercisable for ten years and vest over four years.

The total recorded purchase price for the transaction was $27,472,000 which consisted of the cash paid of $9,514,000, $10,178,000 for the value of stock issued and $7,780,000 for the present value of the $10,000,000 expected earn out payment.

Assets Acquired:
Cash	$71,000
Restricted cash	90,000
Receivables	21,000
Inventory	266,000
Other assets (Note A)	151,000
Property and equipment	244,000
Trade name/trademarks (Note B)	1,820,000
Customer relationships (Note B)	4,460,000
Developed technology (Note B)	16,810,000
Non-compete agreements (Note C)	600,000
Goodwill	4,750,000
29,283,000
Liabilities Assumed:
Accounts payable and accrued liabilities	630,000
Other current liabilities (Note D)	949,000
Other long term liabilities (Note E)	232,000
1,811,000
Purchase Price	$27,472,000

(A)	Other current assets consist primarily of approximately $32,000 of prepaid expenses and $119,000 of security deposits.

SYSOREX GLOBAL HOLDINGS CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(UNAUDITED)

Note 6 – Acquisition of AirPatrol Corporation (continued)

(B)	The trade name/trademarks, customer relationships and developed technology are identifiable intangible assets that are being amortized over their useful life of seven years.

(C)	The non-compete agreements are an identifiable intangible asset that is being amortized over their useful life of one and three years.

(D)
Other current liabilities consist primarily of approximately $214,000 of payroll liabilities, $564,000 of an advance from SGHC that was settled immediately after closing, $42,000 of deferred rent and $129,000 of unearned revenue.

(E)	Other long term liabilities consist primarily of approximately $132,000 for a furniture lease and a $100,000 note payable.

A final valuation of the assets and liabilities and purchase price allocation of AirPatrol has not been completed as of this reporting period. Consequently, the purchase price was preliminarily allocated based upon the asset and liability amounts in AirPatrol's accounting records with the excess classified as intangible assets. These amounts are subject to revision upon the completion of formal studies and valuations which will occur during the third quarter of 2014.

Note 7 - Proforma Financial Information

The following unaudited proforma financial information presents the consolidated results of operations of the Company, Lilien, Shoom and AirPatrol for the three and six months ended June 30, 2014 and 2013, as if the acquisitions had occurred as of the beginning of the first period presented instead of on March 1, 2013 for Lilien, August 31, 2013 for Shoom and April 16, 2014 for AirPatrol. The proforma information does not necessarily reflect the results of operations that would have occurred had the entities been a single company during those periods.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2014	2013	2014	2013
Revenues	$17,142,302	$16,537,973	$33,739,296	$28,195,380
Net Loss Attributable to Common Shareholder	$(1,744,485)	$(1,754,122)	$(4,829,867)	$(5,094,715)
Weighted Average Number of Common Shares Outstanding, basic and diluted	19,526,357	18,949,755	19,358,272	18,617,494
Loss per common share – Basic and Diluted	$(0.09)	$(0.09)	$(0.25)	$(0.27)

SYSOREX GLOBAL HOLDINGS CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(UNAUDITED)

Note 8 – Notes Receivable

Secured Promissory Notes

On August 30, 2013, the Company loaned $1,000,000 to AirPatrol to support its operations as provided by a Secured Promissory Note issued by AirPatrol (the “AirPatrol Note”).  The AirPatrol Note was due on April 29, 2014, accrued interest at a rate of 8% per annum, and was collateralized by the general assets of the debtor.  This AirPatrol Note was repaid on April 16, 2014 upon the closing of the AirPatrol acquisition.  (See Note 6).

On October 14, 2013, the Company loaned $130,000 to IronSky Corporation, a company in the field cyber security solutions to support its operations in accordance with the terms of a Secured Promissory Note (the “IronSky Note”).  The Ironsky Note was due on March 31, 2014, accrues interest at a rate of 8% per annum, and is collateralized by the general assets of the debtor. The Company is in current negotiations with Ironsky about payment and the terms of the note.

Notes Receivable, related party

On June 19, 2014 AirPatrol entered into a promissory note with a related party of the Company for $89,599. The promissory note is due December 19, 2015 and accrues interest at a rate of 0.33% per annum.

Note 9 – Inventory

Inventory at June 30, 2014 and December 31, 2013 consisted of the following:

	June 30, 2014	December 31, 2013

Raw materials	$60,945	$-
Finished goods	367,210	74,929
Total	$428,155	$74,929

Note 10 - Due from Related Parties

Non-interest bearing amounts due on demand from a related party was $665,554 as of June 30, 2014 and December 31, 2013 and consisted primarily of amounts due from Sysorex Consulting, Inc.  As Sysorex Consulting, Inc. is a direct shareholder of and an investor in the Company, the amounts due from Sysorex Consulting, Inc. as of June 30, 2014 and December 31, 2013 have been classified in and as a reduction of stockholders' deficiency.

Note 11 - Intangible Assets

Lilien Acquisition

Balances of the intangible assets that relate to the Lilien acquisition are as follows as of June 30, 2014:

	As of June 30, 2014
Amortized Intangible Assets	Gross Carrying Amount	Accumulated Amortization

Trade name/trademarks	$3,250,000	$(619,039)
Customer relationships	2,130,000	(405,722)
Total	$5,380,000	$(1,024,761)

The weighted average remaining amortization period for the Company’s trade names/ trademarks and customer relationships is 3.42 and 2.24 years, respectively.

SYSOREX GLOBAL HOLDINGS CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(UNAUDITED)

Note 11 - Intangible Assets (continued)

Shoom Acquisition

Balances of the intangible assets that relate to the Shoom acquisition are as follows as of June 30, 2014:

	As of June 30, 2014
Amortized Intangible Assets	Gross Carrying Amount	Accumulated Amortization

Trade name/trademarks	$120,000	$(14,288)
Customer relationships	1,270,000	(151,190)
Developed technology	1,380,000	(287,500)
Total	$2,770,000	$(452,978)

The weighted average remaining amortization period for the Company’s trade names/ trademarks, customer relationships and developed technology are 0.28, 2.98 and 1.49 years, respectively.

AirPatrol Acquisition

Balances of the intangible assets that relate to the AirPatrol acquisition are as follows as of June 30, 2014:

	As of June 30, 2014
Amortized Intangible Assets	Gross Carrying Amount	Accumulated Amortization

Trade name/trademarks	$1,820,000	$(54,167)
Customer relationships	4,460,000	(309,722)
Developed technology	16,810,000	(500,297)
Non-compete agreeements	600,000	(56,945)
Total	$23,690,000	$(921,131)

The weighted average remaining amortization period for the Company’s trade names/ trademarks, customer relationships, developed technology, and non-compete agreements are 0.53, 0.52, 4.9 and 0.06 years, respectively.

Aggregate Amortization Expense:

Aggregate amortization expense for the three and six months ended June 30, 2014 was $1,249,165 and $1,577,200, respectively.

The following table presents the Company’s estimate for total amortization expense for the year ended December 31, 2014 through 2019 and thereafter.

Year Ending December 31,	Amount
2014 (remaining)	$2,866,755
2015	5,655,660
2016	5,623,579
2017	4,339,829
2018	3,628,579
2019 and thereafter	7,326,728
Total	$29,441,130

SYSOREX GLOBAL HOLDINGS CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(UNAUDITED)

Note 12 – Goodwill

The changes to the carrying amount of goodwill for the six months ended June 30, 2014 are as follows:

Balance at January 1, 2014	$5,707,580

Measurement period adjustment	59,321

AirPatrol acquisition	4,749,596

Balance at June 30, 2014	$10,516,497

The measurement period adjustment of $59,321 relates to an adjustment of the tax attributes associated with the assets acquired in the Shoom, Inc. acquisition.

Note 13 - Deferred Revenue

Deferred revenue as of June 30, 2014 and December 31, 2013 consisted of the following:

	June 30, 2014	December 31, 2013
Deferred Revenue, current
Lilien maintenance agreements	$7,582,433	$7,161,992
Services to be provided by Shoom	3,866	3,866
Services to be provided by Sysorex	236,291	236,291
Services to be provided by AirPatrol	84,527	-
Total Deferred Revenue, current	7,907,117	7,402,149

Deferred Revenue, non-current
Lilien maintenance agreements	6,788,445	4,845,138

Total Deferred Revenue	$14,695,562	$12,247,287

The fair value of the deferred revenue approximates the services to be rendered.

Note 14 - Due to Related Parties

Non-interest bearing amounts due on demand to related parties as of June 30, 2014 and December 31, 2013 are as follows:

	June 30, 2014	December 31, 2013

Duroob Technology, Inc., an entity whose CEO owns 49.8% of Sysorex Arabia LLC, the Company’s 50.2% owned subsidiary.	-	160,331

Totals	$-	$160,331

Note 15 - Notes Payable

Notes payable and accrued interest as of June 30, 2014 and December 31, 2013 consisted of the following:

	June 30, 2014	December 31, 2013
Notes payable, current
a) Note payable dated July 1, 2008	$--	$208,566
b) Note payable dated August 31, 2013	477,763	514,476

Total	$477,763	$723,042
Notes payable, non-current
c) Note payable dated August 30, 2013	$100,000	$--

Total	$100,000	$--

SYSOREX GLOBAL HOLDINGS CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(UNAUDITED)

Note 15 - Notes Payable (continued)

a)	Note payable dated July 1, 2008

On July 1, 2008, the Company entered into a note payable for gross proceeds of $515,233.  The note has no stated interest rate or repayment terms and matured on July 31, 2012.  Effective December 31, 2013, that arrangement has been amended and the maturity date was revised to March 31, 2014.  This note was paid in full on April 15, 2014.

b)	Note payable dated August 31, 2013

On August 31, 2013 the Company entered into an Agreement and Plan of Merger to acquire Shoom for a purchase price of $2,500,000, including $500,000 deposited in escrow, which is listed as restricted cash of $71,429 and restricted cash – net of current portion of $428,571, for the Shoom acquisition of which any amounts not subject to claims shall be released to the Shoom shareholders, on a pro-rata basis, on each of the seven (7) anniversary dates of the closing date in seven equal installments, and 2,762,000 shares of common stock. Pursuant to the terms of the Shoom agreement, the delivery of the Shoom consideration to each stockholder was subject to the return of certain documentation thus the Company initially recorded the cash consideration to be paid as a non-interest bearing note in the amount of $2,500.000.  As of June 30, 2014, $477,763 was still payable to the Shoom shareholders and was recorded by the Company as a note payable with no interest accruing.  Post-acquisition the Shoom shareholders collectively own approximately 8% of the Company.

c)	Note payable dated August 30, 2013

Note received by AirPatrol from Howard County Economic Development Authority (Maryland) as incentive to relocate the AirPatrol office to the county. The note is unsecured, accrues interest at 3% per annum, and matures on December 31, 2017.

Note 16 – Revolving Line of Credit

Bank Credit Line Amendment

On May 13, 2014 the Company and Bridge Bank entered into Amendment 2 (the “Amendment 2”) to Bridge Bank’s Business Financing Agreement (“BFA”) dated March 15, 2013 in connection with the Company’s acquisition of AirPatrol. The provisions of the amendment are effective as of April 16, 2014.  Amendment 2 amended certain sections of the BFA, extended the revolving advances maturity date to April 16, 2016, defined the Term advance maturity date as August 27, 2015, approved the acquisition of AirPatrol Corporation and waived any defaults by the Company of the Performance to Plan covenant since August 29, 2013 through the date of the amendment.

Note 17 - Equity Raise

On April 9, 2014, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Wellington Shields & Co. LLC, and Dougherty & Co. LLC. (collectively, the “Underwriters”), with respect to the sale by the Company and the purchase by the Underwriters of an aggregate of 3,333,333 shares (the “Shares”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”), at a price to the public of $6.00 per Share, including 166,667 shares sold by a selling stockholder who is an executive officer and director of the Company.

The net proceeds to the Company from the sale of 3,166,666 shares in the Offering, excluding the shares sold by the selling stockholder, are approximately $17.7 million, after deducting the underwriting discounts and commissions.

Note 18 - Common Stock

On January 24, 2014, the Company issued 5,000 shares of common stock under the terms of a consulting services agreement which were fully vested upon date of grant. The Company recorded an expense of $20,300 during the three months ended March 31, 2014, which has been included as a component of Acquisition costs in the condensed consolidated statement of operations.

On February 26, 2014 the Company issued 400,000 shares of common stock at $5.20 per share for proceeds of $2,080,000 in equity financing from a strategic investor.

On April 2, 2014 the Company issued 16,731 shares of common stock under the terms of a consulting services agreement which were fully vested upon date of grant. The Company recorded an expense of $87,000 for the value of those shares on that date.

On April 18, 2014, the Company issued 1,832,808 shares of restricted common stock to former security holders, directors, officers and consultants of AirPatrol Corporation pursuant to a merger agreement. Out of these shares, 800,000 shares were issued to an escrow holder for the benefit of former stockholders and warrant holders of AirPatrol Corporation.

On May 15, 2014 the Company issued 12,539 shares of common stock to employees who had exercised employee stock options for cash proceeds of $13,198.

On June 24, 2014 the Company issued 64,000 shares of common stock under the terms of a consulting agreement which were fully vested upon date of grant. The Company recorded an expense of $320,000 which was included as part of Acquisition transaction costs.

SYSOREX GLOBAL HOLDINGS CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(UNAUDITED)

Note 19 - Options

On January 27, 2014 the Company granted options for the purchase of 10,000 shares of common stock to an employee. These options have a four year vesting schedule, have a life of ten years and an exercise price of $4.74 per share. The Company valued the stock options using the Black-Scholes option valuation model and the fair value of the award was $16,600.  The fair value of the common stock as of grant date was $4.06 share.

On April 2, 2014 the Company granted options for the purchase of 110,000 shares of common stock to employees. These options vest over four years and have an exercise period of ten years and an exercise price of $5.20 per share. The Company valued the stock options using the Black-Scholes option valuation model and the fair value of the award was $261,000. The fair value of the common stock as of the grant date was $5.20 per share.

On May 9, 2014 the Company granted options for the purchase of 400,000 shares of common stock to employees in connection with the AirPatrol Acquisition. These options vest over four years and have an exercise period of ten years and an exercise price of $4.81 per share. The Company valued the stock options using the Black-Scholes option valuation model and the fair value of the award was $883,700. The fair value of the common stock as of grant date was $4.85 per share.

On May 9, 2014 the Company granted options for the purchase of 25,000 shares of common stock to employees. These options are fully vested and have an exercise period of ten years and an exercise price of $4.85 per share. The Company valued the stock options using the Black-Scholes option valuation model and the fair value of the award was $54,900. The fair value of the common stock as of grant date was $4.85 per share.

As of June 30, 2014, the fair value of non-vested options totaled $3,262,735 which will be amortized to expense over the weighted average remaining term of 3.41 years.

The fair value of each employee option grant is estimated on the date of the grant using the Black-Scholes option-pricing model.  Key weighted-average assumptions used to apply this pricing model during the six months ended June 30, 2014 were as follows:

Risk-free interest rate	2.62 - 2.82%
Expected life of option grants	7 years
Expected volatility of underlying stock	39.4%
Dividends	$-

The expected term assumption represents the average period the stock options are expected to remain outstanding and is based on the expected term calculated using the approach prescribed by SEC Staff Accounting Bulletin (“SAB”) 110 for “plain vanilla options”. The expected stock price volatility for the Company’s stock options was determined by the historical volatilities for industry peers and used an average of those volatilities.  The Company does not expect to declare dividends in the near future; accordingly, the assumption is $0. The Company attributes the value of stock-based compensation to operations on the straight-line single option method.  Risk free interest rates were obtained from U.S. Treasury rates for the applicable periods.

Note 20 - Credit Risk and Concentrations

Financial instruments that subject the Company to credit risk consist principally of trade accounts receivable and cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

The Company maintains cash deposits with financial institutions, which, from time to time, may exceed federally insured limits. Cash is also maintained at a foreign financial institution for its majority-owned subsidiary. Cash in foreign financial institutions as of June 30, 2014 and December 31, 2013 was immaterial. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.

As of June 30, 2014, Customer E represented approximately 16%, and Customer C represented approximately 11% of total accounts receivable. Sales to these customers during the 6 months ended June 30, 2014 were $2,580,028 and $1,918,675, respectively.

The following table sets forth the percentages of revenue derived by the Company from those customers which accounted for at least 10% of revenues during the six months ended June 30, 2014 and 2013:

	Six Months Ended June 30, 2014		Six Months Ended June 30, 2013
	$	%	$	%
Customer A	3,592,378	11%	-	-
Customer B	-	-	2,636,063	13%
Customer C	-	-	2,471,840	12%
Customer D	-	-	2,087,501	10%

SYSOREX GLOBAL HOLDINGS CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(UNAUDITED)

Note 20 - Credit Risk and Concentrations (continued)

As of June 30, 2014, the three vendors represented approximately 54%, 16% and 6% of total gross accounts payable. Purchases from these customers during the 6 months ended June 30, 2014 were $14,219,065, $3,750,888 and $1,275,196, respectively. As of June 30, 2013, the three vendors represented approximately 56%, 7% and 6% of total gross accounts payable.

For the six months ended June 30, 2014, three vendors represented approximately 55%, 15% and 14% of total purchases. For the six months ended June 30, 2013, two vendors represented approximately 63% and 23% of total purchases.

Note 21 – Segment Reporting and Foreign Operations

The Company operates in the following business segments:

•
IT Commercial: These services include enterprise computing and storage, virtualization, business continuity, networking and information technology business consulting services to commercial organizations.

•
IT Government: Information technology and telecommunications solutions and services primarily to government agencies in the United States, (Domestic) and Saudi Arabia (Foreign). The operations include systems integration and consulting, including, but not limited to: custom application/software design, architecture and development, data center design and operations services, command control, computer communication, intelligence (C4I) system consulting, program management and security solutions and services.

•
eSolutions: Internet based hosting eServices to its customers located in Europe (Foreign), Canada (Foreign) and the United States (Domestic) by providing Cloud-based data analytics and enterprise solutions to the media, publishing, and entertainment industries.

•
Location-based technology: Cybersecurity platform for wireless and cellular devices that can detect, monitor and manage the content and behavior of smartphones, tablets, laptops and other mobile devices based on their location and user.

	IT Commercial	IT Government	eSolutions	Location-based Technology	Unallocated/ Corporate/ Other	Total
Three months ended June 30, 2014
Revenues from external customers	$13,909,000	$1,122,000	$1,008,000	$1,106,000	$-	$17,145,000
Cost of revenues	$(10,690,000)	$(451,000)	$(198,000)	$(126,000)	$-	$(11,465,000)
Gross margin	$3,219,000	$671,000	$810,000	$980,000	$-	$5,680,000
Depreciation and amortization	$44,000	$5,000	$7,000	$30,000	$-	$86,000
Amortization of intangibles	$192,000	$-	$136,000	$921,000	$-	$1,249,000
Segment profit (loss)	$235,000	$89,000	$316,000	$(693,000)	$(2,409,000)	$(2,462,000)

Three months ended June 30, 2013
Revenues from external customers	$13,560,000	$1,229,000	$-	$-	$-	$14,789,000
Cost of revenues	$(11,141,000)	$(649,000)	$-	$-	$-	$(11,790,000)
Gross margin	$2,419,000	$580,000	$-	$-	$-	$2,999,000
Depreciation and amortization	$21,000	$9,000	$-	$-	$-	$30,000
Amortization of intangibles	$193,000	$-	$-	$-	$-	$193,000
Segment profit (loss)	$202,000	$190,000	$-	$-	$(866,000)	$(474,000)

SYSOREX GLOBAL HOLDINGS CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(UNAUDITED)

Note 21 – Segment Reporting and Foreign Operations (continued)

Six months ended June 30, 2014
Revenues from external customers	$27,873,000	$2,505,000	$1,981,000	$1,106,000	$-	$33,465,000
Cost of revenues	$(21,641,000)	$(1,267,000)	$(401,000)	$(126,000)	$-	$(23,435,000)
Gross margin	$6,232,000	$1,238,000	$1,580,000	$980,000	$-	$10,030,000
Depreciation and amortization	$66,000	$12,000	$17,000	$30,000	$-	$125,000
Amortization of intangibles	$384,000	$-	$272,000	$921,000	$-	$1,577,000
Segment profit (loss)	$136,000	$173,000	$538,000	$(693,000)	$(3,441,000)	$(3,287,000)

Six months ended June 30, 2013
Revenues from external customers	$17,836,000	$2,314,000	$-	$-	$-	$20,150,000
Cost of revenues	$(14,454,000)	$(1,242,000)	$-	$-	$-	$(15,696,000)
Gross margin	$3,383,000	$1,072,000	$-	$-	$-	$4,455,000
Depreciation	$29,000	$19,000	$-	$-	$-	$48,000
Amortization of intangibles	$256,000	$-	$-	$-	$-	$256,000
Segment profit (loss)	$245,000	$318,000	$-	$-	$(2,533,000)	$(1,970,000)

As of June 30, 2014
Total property and equipment	$279,000	$4,000	$43,000	$282,000	$2,000	$610,000
Property and equipment additions	$109,000	$-	$17,000	$68,000	$-	$194,000
Intangible assets and goodwill	$8,899,000	$-	$3,540,000	$27,519,000	$-	$39,958,000
Intangible assets and goodwill additions	$-	$-	$-	$28,440,000	$-	$28,440,000
Total segment assets	$32,191,000	$3,936,000	$9,319,000	$30,144,000	$(2,440,000)	$73,150,000

SYSOREX GLOBAL HOLDINGS CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013\
(UNAUDITED)

Note 21 – Segment Reporting and Foreign Operations (continued)

The Company’s operations are located primarily in the United States, Canada and Saudi Arabia. Revenues by geographic area are attributed by country of domicile of our subsidiaries. The financial data by geographic area are as follows:

	United	Saudi
	States	Arabia	Canada	Total
Three Months Ended June 30, 2014:
Revenues by geographic area	$17,138,000	$-	$7,000	$17,145,000
Operating loss by geographic area	$(2,028,000)	$(111,000)	$(231,000)	$(2,370,000)
Net loss by geographic area	$(2,119,000)	$(111,000)	$(232,000)	$(2,462,000)

Three Months Ended June 30, 2013:
Revenues by geographic area	$14,789,000	$-	$-	$14,789,000
Operating loss by geographic area	$(353,000)	$(77,000)	$-	$(430,000)
Net loss by geographic area	$(397,000)	$(77,000)	$-	$(474,000)

Six Months Ended June 30, 2014:
Revenues by geographic area	$33,458,000	$-	$7,000	$33,465,000
Operating loss by geographic area	$(2,637,000)	$(197,000)	$(231,000)	$(3,065,000)
Net loss by geographic area	$(2,857,000)	$(197,000)	$(232,000)	$(3,286,000)

Six Months Ended June 30, 2013:
Revenues by geographic area	$20,105,000	$45,000	$-	$20,150,000
Operating loss by geographic area	$(1,241,000)	$(151,000)	$-	$(1,392,000)
Net loss by geographic area	$(1,818,000)	$(151,000)	$-	$(1,969,000)

As of June 30, 2014:
Identifiable assets by geographic area	$72,194,000	$784,000	$172,000	$73,150,000
Long lived assets by geographic area	$40,729,000	$-	$28,000	$40,757,000

Note 22 – Commitments and Contingencies

Litigation

Certain conditions may exist as of the date the condensed consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

SYSOREX GLOBAL HOLDINGS CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(UNAUDITED)

Note 22 – Commitments and Contingencies (continued)

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s condensed consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

During the year ended December 31, 2011, a judgment in the amount of $936,330 was levied against Sysorex Arabia LLC in favor of Creative Edge, Inc. in connection with amounts advanced for operations.  Of that amount, $214,187 has been repaid, $514,836 will be paid through a surety bond, and the remaining $207,321 has been accrued as advances payable on the condensed consolidated balance sheet by Sysorex Arabia as of June 30, 2014.  In connection with this transaction there was no effect upon the statement of operations for the period ended June 30, 2014.

Contingent Consideration

Under the terms of the acquisition of Lilien, the Company is liable for the payment of additional cash consideration to the extent that the recipients of the 3,000,000 (6,000,000 pre-split) shares of the Company's common stock receive less than $3,000,000 ($6,000,000 pre-split) from the sale of those shares, less customary commissions, on or before March 20, 2015.  As of the date of the acquisition and June 30, 2014 the guaranteed amount was considered by management to be de minimis.

Under the terms of the acquisition of AirPatrol, the AirPatrol Merger Consideration also includes an earnout, half of the value of which shall be in stock and the other half in cash (unless otherwise agreed or required pursuant to the AirPatrol Merger Agreement) payable to the stockholders of AirPatrol in 2015 in accordance with the following formula: if for the five quarter period ending March 31, 2015, AirPatrol Net Income meets or exceeds $3,500,000, the Company shall pay to the AirPatrol stockholders an earnout payment equal to (i) AirPatrol Net Income, divided by $5,000,000, times (ii) $10,000,000, provided that the total earnout payment shall not exceed $10,000,000. The Company has accrued an earnout liability of $7,780,000 which is the present value of the expected $10,000,000 earnout to be paid to the AirPatrol shareholders in 2015.

Note 23 - Subsequent Events

On July 3, 2014 the Company granted options for the purchase of 75,000 shares of common stock to an employee. These options vest pro-rata over 48 months and have a life of ten years and an exercise price of $3.79 per share. The Company valued the stock options using the Black-Scholes option valuation model and the fair value of the award was $127,800. The fair value of the common stock as of grant date was $3.79 per share.

On July 10, 2014 the Company issued 30,000 shares of common stock under the terms of a consulting services agreement which were fully vested upon date of grant. The Company recorded an expense of $111,000 for the value of those shares on that date.

On August 1, 2014 the Company issued 7,895 shares of common stock under the terms of a consulting services agreement which were fully vested upon date of grant. The Company recorded an expense of $30,000 for the value of those shares on that date.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Sysorex Global Holdings Corp.

We have audited the accompanying consolidated balance sheets of Sysorex Global Holdings Corp. and Subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholders’ equity (deficiency), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sysorex Global Holdings Corp. and Subsidiary as of December 31, 2013 and 2012, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum LLP
New York, NY
March 12, 2014

SYSOREX GLOBAL HOLDINGS CORP.
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2013	2012
Assets
Cash and cash equivalents	$2,103,955	$8,301
Marketable securities	124,753	--
Accounts receivable, net	9,581,041	386,720
Note receivable	1,130,000	--
Inventory	74,929	--
Prepaid expenses	381,583	31,762
Prepaid licenses and maintenance contracts	6,120,261	--
Restricted cash	71,429	--

Total Current Assets	19,587,951	426,783

Property and equipment – net	290,665	49,238
Software development costs	56,840	--
Deposits	749,227	749,227
Restricted cash - net of current portion	428,571	--
Contract receivable, long term – net	--	369,804
Prepaid licenses and maintenance contracts, non-current	4,268,010	--
Other assets	456,752	20,060
Trade name/trademarks, net	2,977,378	--
Customer relationships, net	3,085,953	--
Developed technology, net	1,265,000	--
Goodwill	5,707,580	--

Total Assets	$38,873,927	$1,615,112

The accompanying notes are an integral part of these financial statements.

SYSOREX GLOBAL HOLDINGS CORP.
CONSOLIDATED BALANCE SHEETS (CONTINUED)

			Proforma
			Stockholders'
			Equity as of
	December 31,	December 31,	December 31,
	2013	2012	2013
			(Unaudited)
Liabilities and Stockholders' Equity (Deficiency)			(Note 31)
Current Liabilities
Accounts payable	$8,435,100	$1,075,310
Accrued expenses	1,219,196	503,634
Accrued compensation and related benefits	2,622,356	1,078,330
Deferred revenue	7,402,149	236,291
Due to factoring company	--	46,426
Due to related parties	160,331	1,829,141
Advances payable	722,157	722,157
Notes payable	723,042	391,181
Notes payable to related party	--	35,050
Convertible note payable	--	88,333
Revolving line of credit	5,697,590	--
Term loan	458,337	--
Derivative liability	--	177,100
Total Current Liabilities	27,440,258	6,182,953
Long Term Liabilities
Deferred revenue, non-current	4,845,138	--
Term loan, non-current portion	291,663	--
Total Liabilities	32,577,059	6,182,953
Commitments and Contingencies Stockholders' Equity (Deficiency)
Preferred stock - $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding	--	--
Common stock - $0.001 par value; 50,000,000 shares authorized; 28,189,064 and 17,987,518 issued and outstanding	28,189	17,988	14,095
Additional paid-in capital	21,517,362	6,130,440	21,531,457
Due from Sysorex Consulting Inc.	(665,554)	(665,554)	(665,554)
Accumulated other comprehensive income	3,048	--	3,048
Accumulated deficit (excluding $2,441,960 reclassified to additional paid in capital in quasi-reorganization)	(13,105,962)	(8,842,558)	(13,105,962)
Stockholders' Equity (Deficiency) Attributable to Sysorex Global Holdings Corp.	7,777,083	(3,359,684)	7,777,083
Non- controlling Interest	(1,480,215)	(1,208,157)	(1,480,215)
Total Stockholders' Equity (Deficiency)	6,296,868	(4,567,841)	6,296,868
Total Liabilities and Stockholders' Equity (Deficiency)	$38,873,927	$1,615,112

The accompanying notes are an integral part of these financial statements.

SYSOREX GLOBAL HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended
	December 31,
	2013	2012
Revenues, Net	$50,571,557	$4,237,789

Cost of Revenues	38,317,246	2,344,592

Gross Profit	12,254,311	1,893,197

Operating Expenses
Compensation and related benefits	8,858,922	1,462,858
Professional and legal fees	1,027,760	471,393
Consulting expenses	671,773	1,685
Occupancy	417,053	50,043
Acquisition transaction/financing costs	1,813,273	-
Costs associated with public offering	542,819	-
Amortization of intangibles	821,652	-
Other administrative	2,016,963	362,632

Total Operating Expenses	16,170,215	2,348,611

Loss from Operations	$(3,915,904)	$(455,414)

Other Income (Expense)
Other income	30,173	2,987
Interest expense	(315,299)	(350,201)
Gain on the settlement of obligation	154,736	-
Change in fair value of derivative liability	(489,168)	18,003
Total Other Income (Expense)	(619,558)	(329,211)

Loss before Provision for Income Taxes	(4,535,462)	(784,625)
Provision for income taxes	-	-
Net Loss	(4,535,462)	(784,625)

Net Loss Attributable to non-controlling interest	(272,058)	(90,779)
Net Loss Attributable to Stockholders of
Sysorex Global Holdings Corp.	$(4,263,404)	$(693,846)

Net Loss Per Share - Basic and Diluted	$(0.17)	$(0.04)

Weighted Average Shares Outstanding
Basic and Diluted	24,575,556	17,962,586

Proforma net loss per share - basic and diluted (note 31)	$(0.35)	$(0.08)

Proforma weighted average number of shares outstanding (note 31)	12,287,778	8,981,293

The accompanying notes are an integral part of these financial statements.

SYSOREX GLOBAL HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Year Ended
	December 31,
	2013	2012

Net Loss	$(4,263,404)	$(693,846)

Unrealized holding gains in marketable securities including reclassification adjustment of realized gains included in net income	3,048	-

Comprehensive Loss	$(4,260,356)	$(693,846)

The accompanying notes are an integral part of these financial statements.

SYSOREX GLOBAL HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

				Due to	Accumulated			Total
			Additional	Sysorex	Other		Non-	Stockholders'
	Common Stock		Paid-In	Consulting,	Comprehensive	Accumulated	Controlling	Equity
	Shares	Amount	Capital	Inc.	Income	Deficit	Interest	(Deficiency)

Balance - January 1, 2012	17,962,518	$17,963	$5,901,968	$(639,744)	$--	$(8,148,712)	$(1,117,378)	$(3,985,903)

Advances from related party	--	--	--	(25,810)	--	--	--	(25,810)
Stock options granted to employees for services	--	--	108,500	--	--	--	--	108,500
Reclassification of derivative liability	--	--	116,097	--	--	--	--	116,097
Shares of common stock issued for services	25,000	25	3,875	--	--	--	--	3,900
Net loss	--	--	--	--	--	(693,846)	(90,779)	(784,625)

Balance - December 31, 2012	17,987,518	17,988	6,130,440	(665,554)	--	(8,842,558)	(1,208,157)	(4,567,841)

Reclassification of derrivative liability to equity	--	--	666,268	--	--	--	--	666,268
Common stock issued for Lilien Acquisition	6,000,000	6,000	5,994,000	--	--	--	--	6,000,000
Common stock issued for services	416,965	417	535,224	--	--	--	--	535,641
Stock options granted to employees and consultants for services	--	--	557,094	--	--	--	--	557,094
Warrants issued in connection with Lilien Acquisition	--	--	109,300	--	--	--	--	109,300
Warrants issued with recast of bank agreement (Note 20)	--	--	137,100	--	--	--	--	137,100
Common stock issued for Shoom Acquisition	2,761,997	2,762	5,604,092	--	--	--	--	5,606,854
Common stock issued for settlement of related party payable	887,433	887	1,773,979	--	--	--	--	1,774,866
Accrued liability settled in stock	14,286	14	9,986	--	--	--	--	10,000
Issuance of common stock in connection with the cashless exercise of warrants (Note 17)	120,865	121	(121)	--	--	--	--	--
Unrealized gain on marketable securities	--	--	--	--	3,048	--	--	3,048
Net loss	--	--	--	--	--	(4,263,404)	(272,058)	(4,535,462)

Balance - December 31, 2013	28,189,064	$28,189	$21,517,362	$(665,554)	$3,048	$(13,105,962)	$(1,480,215)	$6,296,868

The accompanying notes are an integral part of these financial statements.

SYSOREX GLOBAL HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended
	December 31,
	2013	2012
Cash Flows from Operating Activities
Net loss	$(4,535,462)	$(784,625)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	121,884	99,204
Amortization of intangible assets	821,652	--
Stock based compensation	1,202,035	223,600
Change in fair value of the derivative liability	489,168	(18,003)
Amortization of debt discount	16,667	183,333
Amortization of deferred financing costs	30,243	--
Gain on settlement of obligations	(154,736)	--
Provision for doubtful accounts	414,492
Investment Income	(2,597)
Changes in operating assets and liabilities:
Accounts receivable	(4,597,250)	(320,217)
Inventory	(19,502)	--
Prepaid expenses	(82,971)	11,557
Prepaid licenses and maintenance contracts	(1,241,317)	--
Deposits	369,804	--
Other assets	265,769	(6,251)
Accounts payable	2,376,445	179,048
Accrued expenses	39,374	47,481
Accrued compensation	899,373	53,928
Deferred revenue	858,755	(142,266)
Accrued interest	--	1,200
Total adjustments	1,807,288	312,614
Net Cash Used in Operating Activities	(2,728,174)	(472,011)
Cash Flows From (Used In) Investing Activities
Purchase of property and equipment	(79,204)	(3,521)
Investment in capitalized software	(56,840)	--
Cash paid for Lilien	(3,000,000)	--
Cash acquired in Lilien acquisition	1,112,485	--
Cash acquired in Shoom acquisition	3,668,548	--
Loan to non-related company	(1,000,000)	--
Proceeds from the sale of marketable securities	486,361	--
Net Cash Flows Provided by (Used in) Investing Activities	1,131,350	(3,521)
Cash Flows from Financing Activities
Advances from bank facility	5,697,590	--
Proceeds from term loan	750,000	--
Advances from factoring company	--	2,003
Repayment of factoring company	(46,426)	--
Proceeds from note from related parties	--	17,000
Repaymemt of notes from related parties	(35,050)	--
Repayment of advances to Qureishi Family Trust	(136,977)	(7,631)
Repayment of advances to Sysorex Consulting, Inc.	(11,717)	(122,613)
Repayment of cash advances	--	(214,187)
Repayment of notes payable	(2,168,139)	(88,560)
Proceeds from convertible note	--	200,000
Repayment of convertible notes	(105,000)	(95,000)
Cash deposited in escrow - restricted cash	(500,000)	--
Advance from Duroob Technology	566,749	567,687
Repayment to Duroob Technology	(312,000)	--
Deferred financing fees	(6,552)	--
Net Cash Provided by Financing Activities	3,692,478	258,699
Net Increase (Decrease) in Cash and Cash Equivalents	2,095,654	(216,833)
Cash and Cash Equivalents - Beginning of year	8,301	225,134
Cash and Cash Equivalents - End of year	$2,103,955	$8,301

The accompanying notes are an integral part of these financial statements.

SYSOREX GLOBAL HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplemental Disclosure of cash flow information:	For the Year Ended
	December 31,
	2013	2012
Cash paid for:
Interest	$287,389	$55,668
Income taxes	$52,701	$23,122

Supplemental disclosures for non-cash operating, investing and financing activities:

Acquisition of Lilien:
Assumption of assets other than cash	$15,180,332	$-
Assumption of liabilities	$17,216,770	$-
Issuance of common stock	$6,000,000	$-

Issuance of common stock for settlement of liability	$1,774,866	$-

Acquisition of Shoom:
Assumption of assets other than cash	$826,000	$-
Assumption of liabilities	$405,000	$-
Issuance of common stock	$2,762,000	$-

Fair value of warrants granted to bank for credit line amendment	$137,100	$-

Reclassification of derivative liability to equity	$666,268	$116,097

Issuance of common stock for settlement of accrued liability	$10,000	$-

Issuance of note payable with the acquisition of Shoom	$2,500,000	$-

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business

Overview

Sysorex Global Holdings Corp. (“SGHC”), through its wholly-owned subsidiaries, Sysorex Federal, Inc. and Sysorex Government Services, Inc., and majority-owned subsidiary, Sysorex Arabia LLC (collectively the “Company”), provides information technology and telecommunications solutions and services primarily to government customers in the United States and Saudi Arabia. The Company is a systems integration and consulting company and has a wide range of offerings, including, but not limited to: custom application/software design, architecture and development, data center design and operations services, command control, computer communication, intelligence (C4I) system consulting, program management and security solutions and services. The Company is headquartered in the State of California, has an office in the Commonwealth of Virginia, and the Company’s majority-owned subsidiary operates in Saudi Arabia.

Effective March 1, 2013, and as more fully described in Note 3, the Company acquired the assets of Lilien LLC (“Lilien”), and 100% of the stock of Lilien Systems (collectively “Lilien”). The Company expanded its operations by providing information technology solutions services to organizations. These services include enterprise computing and storage, virtualization, business continuity, networking and information technology business consulting services. Lilien has offices in California, Oregon, Hawaii and the State of Washington.

Effective August 31, 2013 and as more fully described in Note 4, the Company acquired Shoom, Inc. (“Shoom”) a California based provider of Cloud-based data analytics and enterprise solutions to the media, publishing, and entertainment industries. Shoom expands Sysorex’s depth of enterprise service offerings with Cloud–based solutions.

Liquidity

As of December 31, 2013 the Company has a working capital deficiency of approximately $7.9 million. For the year ended December 31, 2013 the Company incurred a net loss of approximately $4.3 million and utilized cash in operations of approximately $2.7 million.

Effective August 31, 2013, the Company entered into an agreement to acquire the stock of Shoom, Inc. a California based provider of cloud based data analytics and enterprise solutions to the media, publishing, and entertainment industries that generates 77% gross margins. In addition the Company amended its bank line of credit to increase the credit limit to $6,000,000.  As of December 31, 2013 there was $302,410 available under the credit line.    The Company’s plans include entering into agreements to obtain additional equity financing to fund short-term operating activities and implementing its expansion strategy that was launched with the acquisition of Lilien in March 2013. The Company’s current capital resources as of December 31, 2013 and the equity financing and contract awards in the first quarter of 2014 are expected to be sufficient to fund planned operations during the succeeding twelve months as the Company closed  $2 Million in equity financing from a strategic investor during February 2014 and the Company won a new $1.4 Million 1 year US Army contract that commenced in February 2014.  In addition, in February 2013 the Company was awarded a U.S. Navy SPAWAR contract which has started releasing task orders during Q1 2014 and other awards are expected later in the year.

The Company can give no assurance that it will be successful in implementing its business plan and obtain financing that will be available on terms advantageous to the Company, if at all. Should the Company not be successful in implementing its business plan or obtaining the necessary financing to fund its short-term operations, the Company may need to curtail certain or all of its expansion activities.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements have been prepared using the accounting records of the Company and its wholly-owned subsidiaries, Sysorex Federal, Inc. and Sysorex Government Services, Inc., Lilien Systems as of March 1, 2013, Shoom, Inc. as of August 31, 2013 and its majority-owned subsidiary, Sysorex Arabia LLC (“SA”).  All material inter-company balances and transactions have been eliminated.

The Company owns 50.2% of Sysorex Arabia. As of December 31, 2013, SA had minimal cash, approximately $749,000 in deposits, $38,000 in other assets and intercompany balances and debts as disclosed in the following footnotes, with an accumulated deficit of approximately $1,560,000.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each of the reporting periods.  Actual results could differ from those estimates. The Company’s significant estimates consist of:

The valuation of the assets and liabilities acquired from Lilien and Shoom as described in Notes 3 and 4, respectfully, as well as the valuation of the Company's common shares issued in those transactions;

The valuation of stock-based compensation;

The allowance for doubtful accounts;

The valuation allowance for the deferred tax asset; and

Impairment of intangible assets.

Business Combinations

The Company account for business combinations under Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”)  805 “Business Combinations” using the acquisition method of accounting, and accordingly, the assets and liabilities of the acquired business are recorded at their fair values at the date of acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. All acquisition costs are expensed as incurred. Upon acquisition, the accounts and results of operations are consolidated as of and subsequent to the acquisition date.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, checking accounts, money market accounts and temporary investments with maturities of three months or less when purchased. As of December 31, 2013 and 2012 the Company had no cash equivalents.

Restricted Cash

In connection with certain transactions, the Company may be required to deposit assets, including cash or investment shares, in escrow accounts.  The assets held in escrow are subject to various contingencies that may exist with respect to such transactions.  Upon resolution of those contingencies or the expiration of the escrow period, some or all the escrow amounts may be used and the balance released to the Company.  As of December 31, 2013 the Company has $500,000 deposited in escrow shown as Restricted Cash of $71,429 and Restricted Cash – net of current portion of $428,571 for the Shoom acquisition of which any amounts not subject to claims shall be released to the Shoom Stockholders, on a pro-rata basis, on each of the seven (7) anniversary dates of the Closing Date in seven equal installments.  See note 18(d).

Marketable Securities

The Company accounts for marketable securities in accordance with FASB ASC 320-10, Investments-Debt and Equity Securities.  The Company classifies its investments in equity securities that have readily determinable fair values and all debt securities as held-to-maturity, available-for-sale or trading at acquisition and reevaluate such classification at each subsequent balance sheet date. The Company has investments classified as available-for-sale and held-to-maturity at December 31, 2013.  Available-for-sale securities are reported at fair value and any difference between cost and fair value is recorded as unrealized gain or loss and is reported as accumulated other comprehensive income (loss) in the consolidated statement of changes in stockholders’ equity. Held-to-maturity securities are those investments that the Company has the ability and intend to hold until maturity. Held-to-maturity securities are recorded at cost, adjusted for the amortization of premiums and discounts, which approximates market value at the purchase date.  The Company generally purchases fixed-income securities that have a remaining maturity of one year or less.  Realized gains and losses and declines in value expected to be other-than-temporary on available-for-sale securities are included in other expenses in the statement of operations.  Cost of securities sold is based on the specific identification method.  Interest and dividends on marketable securities are included in other revenue.

Note 2 - Summary of Significant Accounting Policies (continued)

Accounts Receivable, net, Contracts receivable, net and Allowance for Doubtful Accounts

Accounts receivables are stated at the amount the Company expects to collect.  The Company recognizes an allowance for doubtful accounts to ensure accounts receivables are not overstated due to uncollectibility.  Bad debt reserves are maintained for various customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience.  An additional reserve for individual accounts is recorded when the Company becomes aware of a customer’s inability to meet its financial obligation, such as in the case of bankruptcy filings, or deterioration in the customers’ operating results or financial position.  If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted.  The Company has recorded an allowance for doubtful accounts of $547,672 and $133,180 as of December 31, 2013 and 2012. As of December 31, 2013 and 2012 the Company has reclassified $547,672(which has been reserved against in full) and $369,804 respectively as long term contracts receivable because the amount is not expected to be collected within the next twelve months.

Inventory

Inventory consisting primarily of finished goods is stated at the lower of cost or market utilizing the first-in, first-out method. The Company continually analyzes its slow-moving, excess and obsolete inventories.  Based on historical and projected sales volumes and anticipated selling prices, the Company establishes reserves.  If the Company does not meet its sales expectations, these reserves are increased.  Products that are determined to be obsolete are written down to net realizable value.  As of December 31, 2013 and 2012, the Company deemed any such allowance nominal.

Deferred Financing Costs

Cost incurred in conjunction with the debt financing has been capitalized and will be amortized to interest expense using the straight line method, which approximates the interest rate method, over the term of the debt and is included as a component of other assets.  The Company incurred $143,652 of deferred financing costs and amortized $30,243 of those costs during the year ended December 31, 2013.

Prepaid Licenses and Maintenance Contracts

Prepaid licenses and maintenance contracts represent payments made by the Company directly to the manufacturer. The Company acts as the principal and the primary obligor in the transaction and amortizes the capitalized costs ratably over the term of the contract to cost of revenues, generally one to five years.

Property and Equipment

Property and equipment are recorded at cost.  The Company depreciates its property and equipment for financial reporting purposes using the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years.  Leasehold improvements are amortized over the lesser of the useful life of the asset, or the initial lease term.  Expenditures for maintenance and repairs, which do not extend the economic useful life of the related assets, are charged to operations as incurred, and expenditures, which extend the economic life, are capitalized.  When assets are retired, or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Intangible Assets

Intangible assets primarily consist of developed technology, customer lists/relationships, and trade names and trademarks and are amortized ratably over a range of four to seven years which approximates customer attrition rate and technology obsolescence. The Company assesses the carrying value of its intangible assets for impairment each year. Based on its assessments, the Company did not incur any impairment charges for the year ended December 31, 2013 and 2012.

Note 2 - Summary of Significant Accounting Policies (continued)

Goodwill

The Company records goodwill and other indefinite-lived assets in connection with business combinations. Goodwill, which represents the excess of acquisition cost over the fair value of the net tangible and intangible assets of acquired companies, is not amortized. Indefinite-lived assets are stated at fair value as of the date acquired in a business combination. The Company’s goodwill balance and other assets with indefinite lives are evaluated for potential impairment annually each year and in certain other circumstances. The evaluation of impairment involves comparing the current fair value of the business to the recorded value, including goodwill. To determine the fair value of the business, the Company utilizes both the “Income Approach”, which is based on estimates of future net cash flows, and the “Market Approach”, which observes transactional evidence involving similar businesses. There was no impairment for the years ended December 31, 2013 and 2012.

Software Development Costs

The Company develops and utilizes internal software for the processing of data provided by its customers.  Costs incurred in this effort are accounted for under the provisions of FASB ASC 350-40, Internal Use Software, whereby direct costs related to development and enhancement of internal use software is capitalized, and costs related to maintenance are expensed as incurred.  The Company capitalizes its direct internal costs of labor and associated employee benefits that qualify as development or enhancement.  These internal use software development costs are amortized over the estimated useful life which management has determined is four years following the year such costs are capitalized.

Impairment of Long-Lived Assets

The Company assesses the recoverability of its long-lived assets, including property and equipment and intangible assets, when there are indications that the assets might be impaired. When evaluating assets for potential impairment, the Company compares the carrying value of the asset to its estimated undiscounted future cash flows.  If an asset’s carrying value exceeds such estimated cash flows (undiscounted and with interest charges), the Company records an impairment charge for the difference.

Based on its assessments, the Company did not record any impairment charges for the years ended December 31, 2013 and 2012.

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Income tax benefits are recognized when it is probable that the deduction will be sustained.  A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will either expire before the Company is able to realize the benefit, or that future deductibility is uncertain.

Non-Controlling Interest

The Company has a 50.2% equity interest in SA as of December 31, 2013 and 2012.  The portion of the Company’s deficiency attributable to this third-party non-controlling interest was approximately $1.5 million and $1.2 million as of December 31, 2013 and 2012, respectively.

Foreign Currency Translation

Assets and liabilities related to the Company’s foreign operations are calculated using the Saudi Riyal and are translated at end-of-period exchange rates, while the related revenues and expenses are translated at average exchange rates prevailing during the period.  Translation adjustments are recorded as a separate component of consolidated stockholders’ equity and not deemed material.

Note 2 - Summary of Significant Accounting Policies (continued)

Foreign Currency Transactions

Gains or losses resulting from transactions denominated in foreign currencies are included in other income (expense) in the consolidated statements of operations. The Company engages in foreign currency denominated transactions with customers that operate in functional currencies other than the U.S. dollar. Aggregate foreign currency net transaction losses were not material  and $0 for the years ended December 31, 2013 and 2012, respectively.

Comprehensive Income (Loss)

The Company reports comprehensive income (loss) and its components in its consolidated financial statements. Comprehensive loss consists of net loss, foreign currency translation adjustments and unrealized gains and losses from marketable securities, affecting stockholders’ equity that, under US GAAP, are excluded from net loss.

Revenue Recognition

Revenues for the years ended December 31, 2013 and 2012 are comprised of the following:

	Year Ended December 31,
	2013	2012
Resale of hardware	$25,113,284	$132
Resale of software	7,256,960	1,376
Maintenance services	9,018,175	4,018
Professional services contracts – time and materials	1,607,062	828,132
Professional services contracts – fixed price	6,253,402	3,404,131
Revenues from digital advertising and electronic services	1,322,674	--

Total	$50,571,557	$4,237,789

The Company is a systems integrator and consulting services company that provides IT solutions and services to its customers and recognizes revenue once four criteria are met: (1) persuasive evidence of an arrangement exists, (2) the price is fixed and determinable, (3) delivery (software and hardware) or fulfillment (maintenance) has occurred, and (4) there is reasonable assurance of collection of the sales proceeds (the “Revenue Recognition Criteria”). In addition, the Company also records revenues in accordance with Accounting Standards Codification (“ASC”) Topic 605-45 “Principal Agent Consideration” (“ASC 605-45”). The Company evaluates the sales of products and services on a case by case basis to determine whether the transaction should be recorded gross or net, including, but not limited to, assessing whether or not the Company: 1) is the primary obligor in the transaction; 2) has inventory risk with respect to the products and/or services sold; 3) has latitude in pricing; and 4) changes the product or performs part of the services sold. The Company evaluates whether revenues received from the sale of hardware and software products, licenses, and services, including maintenance and professional consulting services should be recognized on a gross or net basis on a transaction by transaction basis.  As of the date hereof, the Company has determined that all revenues received should be recognized on a gross basis in accordance with applicable the standards.

Cooperative reimbursements from vendors, which are earned and available, are recorded in the period the related advertising expenditure is incurred. Cooperative reimbursements are recorded as a reduction of cost of sales in accordance with ASC Topic 605-50 “Accounting by a Customer (including reseller) for Certain Consideration Received from a Vendor.” Provisions for returns are estimated based on historical sales returns and credit memo analysis which are adjusted to actual on a periodic basis.  The Company receives Marketing Development Funds (MDF) from vendors based on quarterly sales performance to promote the marketing of vendor products and services. The Company must file claims with vendors for these cooperative reimbursements by providing invoices and receipts for marketing expenses. Reimbursements are recorded as a reduction of marketing expenses and other applicable selling general and administrative expenses in the period in which the expenses were incurred.

Note 2 - Summary of Significant Accounting Policies (continued)

The Company also enters into sales transactions whereby customer orders contain multiple deliverables, and reports its multiple deliverable arrangements under ASC 605-25 “Revenue Arrangements with Multiple Deliverables” (“ASC-605-25”). These multiple deliverable arrangements primarily consist of the following deliverables: the Company’s design, configuration, installation, integration, warranty/maintenance and consulting services; and third-party computer hardware, software and warranty maintenance services.   In situations where the Company bundles all or a portion of the separate elements, Vendor Specific Objective Evidence (“VSOE”) is determined based on prices when sold separately.  For the years ended December 31, 2013 and 2012 revenues recognized as a result of customer contracts requiring the delivery of multiple elements was $35,171,415 and $0, respectively.  The Company had no multiple deliverable arrangements prior to the acquisition of Lilien.

Hardware, Software and Licensing Revenue Recognition

Generally, the Revenue Recognition Criteria are met with respect to the sales of hardware and software products when they are shipped to the customer.  The delivery of products to our customers occurs in a variety of ways, including (i) as a physical product shipped from the Company’s warehouse, (ii) via drop-shipment by a third-party vendor, or (iii) via electronic delivery with respect to software licenses. The Company leverages drop-ship arrangements with many of its vendors and suppliers to deliver products to customers without having to physically hold the inventory at its warehouse.  In such arrangements, the Company negotiates the sale price with the customer, pays the supplier directly for the product shipped, bears credit risk of collecting payment from its customers and is ultimately response for the acceptability of the product and ensuring that such product meets the standards and requirements of the customer.  As a result, the Company recognizes the sale of the product and the cost of such upon receiving notification from the supplier that the product has shipped. Vendor rebates and price protection are recorded when earned as a reduction to cost of sales or merchandise inventory, as applicable.  Vendor product price discounts are recorded when earned as a reduction to cost of sales.  Vendor product sales volume and growth incentive rebates based on total Company quarterly sales are recorded when earned as other income.

Maintenance and Professional Services Revenue Recognition

With respect to sales of our maintenance, consulting and other service agreements including our digital advertising and electronic services, the Revenue Recognition Criteria is met once the service has been provided. Revenue on time and material contracts is recognized based on a fixed hourly rate as direct labor hours are expended. The fixed rate includes direct labor, indirect expenses, and profits. Materials, or other specified direct costs, are reimbursed as actual costs and may include markup. Anticipated losses are recognized as soon as they become known.  For the years ended December 31, 2013 and 2012 the Company did not incur any such losses. These amounts are based on known and estimated factors. Revenues from time and material or firm fixed price long-term and short-term contracts are derived principally with various United States Government agencies, Saudi Arabian Government agencies, and commercial customers.

The Company recognizes revenue for sales of all services billed as a fixed fee ratably over the term of the arrangement as such services are provided. Billings for such services that are made in advance of the related revenue recognized are recorded as deferred revenue and recognized as revenue ratably over the billing coverage period.  Amounts received as prepayments for services to be rendered are recognized as deferred revenue.  Revenue from such prepayments are recognized when the services are provided.

The Company’s maintenance services agreements permit customers to obtain technical support from the Company and/or the manufacturer and to update, at no additional cost, to the latest technology if new software updates are introduced during the period that the maintenance agreement is in effect. Since the Company assumes certain responsibility for product staging, configuration, installation, modification, and integration with other client systems, or retains general inventory risk upon customer return or rejection is most familiar with the customer and its required specifications it generally serves as the initial contact with the customer with respect to any maintenance services required and therefore will perform all or part of the required service.

Typically, the Company sells maintenance contracts for a separate fee with initial contractual periods ranging from one to three years with renewal for additional periods thereafter. The Company generally bills maintenance fees in advance, records the amounts received as deferred revenue with respect to any portion of the fee for which services have not yet been provided. The Company recognizes the related revenue ratably over the term of the maintenance agreement as services are provided. In situations where the Company bundles all or a portion of the maintenance fee with products, VSOE for maintenance is determined based on prices when sold separately.

Note 2 - Summary of Significant Accounting Policies (continued)

Customers that have purchased maintenance/warranty services have a right to cancel and receive a refund of the amounts paid for unused services at any time during the service period upon advance written notice to the Company.  Cancellation and refund privileges with respect to maintenance/warranty services lapse as to any period during the term of the agreement for which such services shave already been provided.  Customers do not have the right to a refund of paid fees for maintenance/warranty services that the Company has earned and recognized as revenue. Invoices issued for maintenance/warranty services not yet rendered are recorded as deferred revenue and then recognized as revenue ratably over the service period. As a result (1) the warranty and maintenance service fees payable by each customer are separately accounted for in each customer purchase order as a separate line item, and (2) upon the Company’s receipt and acceptance of a request for refund of maintenance/warranty services not yet provided, the Company’s obligation to perform any additional maintenance/warranty services will end. Sales are recorded net of discounts, rebates, and returns.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred as part of cost of revenues. These costs were deemed to be nominal during each of the reporting periods.

Advertising Costs

Advertising costs are expensed as incurred.  Advertising costs, which are included in selling, general and administrative expenses, were deemed to be nominal during each of the reporting periods.

Stock-Based Compensation

The Company accounts for options granted to employees by measuring the cost of services received in exchange for the award of equity instruments based upon the fair value of the award on the date of grant.  The fair value of that award is then ratably recognized as expense over the period during which the recipient is required to provide services in exchange for that award.

Options and warrants granted to consultants and other non-employees are recorded at fair value as of the grant date and subsequently adjusted to fair value at the end of each reporting period until such options and warrants vest, and the fair value of such instruments, as adjusted, is expensed over the related vesting period.

The Company incurred stock-based compensation charges, net of estimated forfeitures of $1,202,035 and $223,600 for the years ended December 31, 2013 and 2012, respectively.  The following table summarizes the nature of such charges for the years then ended:

	December 31, 2013	December 31, 2012

Compensation and related benefits	$557,094	$108,500
Professional fees	326,685	3,900
Acquisition transaction costs	318,256	--
Interest expense	--	111,200

Totals	$1,202,035	$223,600

Net Loss Per Share

The Company computes basic and diluted earnings per share by dividing net loss by the weighted average number of common shares outstanding during the period. Basic and diluted net loss per common share were the same since the inclusion of common shares issuable pursuant to the exercise of options and warrants in the calculation of diluted net loss per common shares would have been anti-dilutive.

Note 2 - Summary of Significant Accounting Policies (continued)

Net Loss Per Share (continued)

The following table summarizes the number of common shares and common share equivalents excluded from the calculation of diluted net loss per common share for the years ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012

Options	4,123,399	1,463,000
Warrants	822,523	843,356
Convertible debt	--	1,166,667

Totals	4,945,922	3,473,023

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, notes receivable, accounts payable, accrued expenses, deferred revenue, and derivative instruments. The Company determines the estimated fair value of such financial instruments presented in these financial statements using available market information and appropriate methodologies. These financial instruments are stated at their respective historical carrying amounts, which approximate fair value due to their short term nature, except derivative instruments which are marked to market at the end of each reporting period.

Derivative Liabilities

In connection with the issuance of a secured convertible promissory note, the terms of the convertible note included an embedded conversion feature; which provided for the settlement of the convertible promissory note into shares of common stock at a rate which was determined to be variable.  The Company determined that the conversion feature was an embedded derivative instrument pursuant to ASC 815 “Derivatives and Hedging”.

The accounting treatment of derivative financial instruments requires that the Company record the conversion option and related warrants at their fair values as of the inception date of the agreements and at fair value as of each subsequent balance sheet date.  As a result of entering into the convertible promissory notes, the Company is required to classify all other non-employee warrants as derivative liabilities and record them at their fair values at each balance sheet date.  Any change in fair value was recorded as a change in the fair value of derivative liabilities for each reporting period at each balance sheet date.  The Company reassesses the classification at each balance sheet date.  If the classification changes as a result of events during the period, the contract is reclassified as of the date of the event that caused the reclassification.

The fair value of an embedded conversion option that is convertible unto a fixed number of shares is recorded using the intrinsic value method and the embedded conversion option that is convertible into at variable amount of shares are deemed to be a “down-round protection” and therefore, do not meet the scope exception for treatment as a derivative under ASC 815.  Since, “down-round protection” is not an input into the calculation of the fair value of the conversion option and cannot be considered “indexed to the Company’s own stock” which is a requirement for the scope exception as outlined under ASC 815.  The Company determined the fair value of the Binomial Lattice Model and the Intrinsic Value Method to be materially the same.  Warrants that have been reclassed to derivative liability that did not contain “down-round protection” were valued using the Black-Scholes model.  The Company’s outstanding warrants did not contain any down round protection.

The Black-Scholes option valuation model is used to estimate the fair value of the warrants or options granted.  The model includes subjective input assumptions that can materially affect the fair value estimates.  The model was developed for use in estimating the fair value of traded options or warrants.  The expected volatility is estimated based on the most recent historical period of time equal to the weighted average life of the warrants or options granted.

Note 2 - Summary of Significant Accounting Policies (continued)

Segment Reporting

In accordance with ASC 280 “Segment Reporting”, operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions how to allocate resources and assess performance. Our chief decision maker, as defined under the FASB’s guidance, is the Chief Executive Officer. It is determined that the Company operates in three business segments and two geographic segments, Saudi Arabia and the United States.

Reclassification

Certain accounts in the prior year’s financial statements have been reclassified for comparative purposes to conform with the presentation in the current year’s financial statements. These reclassifications have no effect on previously reported earnings.

Recent Accounting Pronouncements

 In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified Out of Other Comprehensive Income." ASU 2013-02 finalized the reporting for reclassifications out of accumulated other comprehensive income, which was previously deferred, as discussed below. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, they do require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. An entity is also required to present on the face of the financials where net income is reported or in the footnotes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. Other amounts need only be cross-referenced to other disclosures required that provide additional detail of these amounts. The amendments in this update are effective for reporting periods beginning after December 15, 2012. Early adoption is permitted. The adoption of this standard did not have a material impact on the Company’s financial position, results of operations or cash flows.

 In July 2013, the FASB issued ASU 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.”  Under this new guidance, companies must present this unrecognized tax benefit in the financial statements as a reduction to deferred tax assets created by net operating losses or other tax credits from prior periods that occur in the same taxing jurisdiction. If the unrecognized tax benefit exceeds such credits it should be presented in the financial statements as a liability. This update is effective for annual and interim reporting periods for fiscal years beginning after December 15, 2013. The adoption of this standard is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material impact on the accompanying consolidated financial statements.

Subsequent Events

The Company evaluates events and/or transactions occurring after the balance sheet date and before the issue date of the consolidated financial statements to determine if any of those events and/or transactions requires adjustment to or disclosure in the consolidated financial statements.

Note 3 - Acquisition of the Business of Lilien LLC

On March 20, 2013, the Company entered into an Asset Purchase and Merger Agreement (the “Agreement”) to acquire substantially all of the assets and liabilities of Lilien LLC and 100% of the stock of Lilien Systems (collectively referred hereafter as “Lilien”) effective as of March 1, 2013.  Lilien is an information technology company whose operations complement and significantly expands the Company's current base of business.

Note 3 - Acquisition of the Business of Lilien LLC (continued)

The purchase price of this acquisition aggregated $9,000,000 and consisted of cash of $3,000,000, and 6,000,000 shares of the Company's common stock deemed to have a fair value of $6,000,000.  The cash consideration of $3,000,000 was obtained by the Company through a borrowing under a credit facility entered into jointly by Sysorex Government Services, Inc. and Lilien Systems concurrently with and for the express purpose of consummating that acquisition.   Total costs incurred for the Lilien acquisition were $907,865 which consisted primarily of professional fees.

Lilien Systems and Sysorex Government Services are co-borrowers on the loan and both guaranteed the debt.  As they are part of the consolidated group of the Company no accounting consideration related to the co-guaranty was deemed necessary since such impact, if any, would be eliminated in consolidation.

Additionally, under the terms of the Agreement, the Company is liable to the former members of Lilien LLC for the payment of additional cash consideration on March 20, 2015 to the extent that they receive less than $1.00 per share from the sale of the 6,000,000 shares of the Company's common stock referred to above (the “Guaranteed Amount”), less customary commissions, on or before March 20, 2015, provided the stockholders are in compliance with the terms and conditions of the lock-up agreement. Notwithstanding the foregoing, in the event that the gross profits for calendar 2013 and 2014 attributable to the Lilien assets are more than 20% below what was forecasted to the Company, the Guaranteed Amount will be proportionately reduced. As of the date of the acquisition and December 31, 2013 the guaranteed amount was de minimis.

The acquisition of Lilien was accounted for by the Company under the acquisition method of accounting, whereby assets acquired and liabilities assumed by the Company are recorded at their estimated fair values as of the date of acquisition and the results of operations of the acquired company are consolidated with those of the Company from the date of acquisition. The Company deemed the quoted market prices for those shares not to be a reliable measurement method due to the very limited trading activity in such securities.

The purchase price is allocated as follows:

Assets Acquired:
Cash	$1,112,485
Receivables	4,870,471
Inventory	55,410
Other current assets (Note A)	852,759
Prepaid Licenses/Contracts (Note B)	9,146,954
Property and equipment	254,638
Trade name/trademarks (Note C)	3,250,000
Customer relationships (Note C)	2,130,000
Goodwill	4,544,053
26,216,770
Liabilities Assumed:
Accounts payable	5,094,390
Accrued expenses (Note D)	970,139
Deferred Revenue	11,152,241
17,216,770
Purchase Price	$9,000,000

(A)
Other current assets consist primarily of $356,000 of rebates receivable, $107,000 of prepaid expenses, $195,000 of unbilled revenues and $153,000 for a working capital settlement adjustment. The asset purchase agreement included a provision for an adjustment to working capital as of the closing date of the transaction.

(B)	Prepaid licenses/contracts are payments made by the Company directly to the manufacturer for the maintenance services and are being amortized over the life of the contract

(C)	The trade name/trademarks and customer relationships are identifiable intangible assets that are being amortized over their useful life of seven years.

(D)	Accrued expenses consist primarily of $654,000 of accrued compensation, $50,000 of accrued other operational expenses and $35,000 of sales taxes payable.

Note 4 - Acquisition of Shoom, Inc.

Effective August 31, 2013, the Company entered into an Agreement and Plan of Merger (the “Agreement”) to acquire 100% of the stock of Shoom, a California based provider of cloud based data analytics and enterprise solutions to the media, publishing, and entertainment industries.

The purchase price of this acquisition aggregated $8,107,000 and consisted of cash to be paid of $2,500,000, and 2,762,000 shares of the Company's common stock deemed to have a fair value of $5,607,000. The cash portion was funded by the excess working capital the Company obtained from the Shoom acquisition.  The cash consideration is subject to adjustment under terms of the Agreement. Total costs incurred for the Shoom acquisition were $316,387 which consisted primarily of professional fees.

The acquisition of Shoom was accounted for by the Company under the acquisition method of accounting, whereby assets acquired and liabilities assumed by the Company are recorded at their estimated fair values as of the date of acquisition and the results of operations of the acquired company are consolidated with those of the Company from the date of acquisition. The Company deemed the quoted market prices for those shares not to be a reliable measurement method due to the very limited trading activity in such securities.

The purchase price is allocated as follows:

Assets Acquired:
Cash	$3,669,000
Marketable securities	605,000
Receivables	141,000
Other assets (A)	178,000
Property and equipment	29,000
Trade name/trademarks (B)	120,000
Customer relationships (B)	1,270,000
Developed technology (C)	1,380,000
Goodwill	1,164,000
8,556,000
Liabilities Assumed:
Accounts payable	69,000
Other current liabilities (D)	380,000
449,000
Purchase Price	$8,107,000

(A)	Other current assets consist primarily of approximately $137,000 of prepaid expenses, $30,000 of other receivables and $11,000 of security deposits.

(B)	The trade name/trademarks and customer relationships are identifiable intangible assets that are being amortized over their useful life of seven years.

(C)	The developed technology is an identifiable intangible asset that is being amortized over their useful life of four years.

(D)	Other current liabilities consist primarily of approximately $136,000 of payroll liabilities and $167,000 of profit sharing liabilities.

Note 5 – Proforma Financial Information

The following unaudited proforma financial information presents the consolidated results of operations of the Company, Lilien and Shoom for the years ended December 31, 2013 and 2012, as if the acquisitions had occurred on January 1, 2012 instead of on March 1, 2013 for Lilien and August 31, 2013 for Shoom. The proforma information does not necessarily reflect the results of operations that would have occurred had the entities been a single company during those periods.

	December 31, 2013	December 31, 2012
Revenues	$58,389,450	$48,831,615
Net Loss Attributable to Common Shareholder	$(3,404,611)	$(2,076,146)
Weighted Average Number of Common Shares Outstanding, basic and diluted	27,688,989	26,724,586
Loss Per Common Share - Basic and Diluted	$(.12)	$(.08)

Note 6 - Acquisition of AirPatrol Corporation

On December 20, 2013, the Company entered into an Agreement of Plan and Merger (the “Merger Agreement”) to acquire 100% of the capital stock of AirPatrol Corporation (“AirPatrol”), a company in the  mobile cyber-security and location-based services (LBS) space with leading-edge solutions and proprietary intellectual property, for a purchase price equal to (a) $10,000,000 in cash, subject to certain adjustments, allocated to and among certain creditors, payees, holders of AirPatrol’s issued and outstanding capital stock and (b) 4,000,000 shares of Company common stock, of which 1,600,000 shall be held in escrow for one year, as security to satisfy any indemnity claims that may be owed by the AirPatrol shareholders to the Company (the “Merger Consideration”). The Merger Consideration also includes an earnout, half of the value of which shall be in stock and the other half in cash (unless otherwise agreed or required pursuant to the Merger Agreement) payable to the shareholders of AirPatrol in 2015 in accordance with the following formula:  if for the five quarter period ending March 31, 2015, AirPatrol Net Income meets or exceeds $3,500,000, the Company shall pay to the AirPatrol shareholders an earnout payment equal to (i) AirPatrol Net Income, divided by $5,000,000, times (ii) $10,000,000, provided that the total earnout payment shall not exceed $10,000,000. The closing of the Merger is conditioned upon the consummation of an initial public offering of the Company’s common stock with gross proceeds of at least $10,000,000 on terms acceptable to the Company and certain other customary conditions. The Company can give no assurance that the terms and conditions will be met and the transaction will close.

On August 30, 2013, the Company entered into a Secured Promissory Note (the “Note”) agreement wherein it loaned $1,000,000 to AirPatrol Corporation, a company in the field of cyber security to support its operations.  The Note is due on April 29, 2014, accrues interest at 8% per annum, and is collateralized by the general assets of the debtor.

Note 7 - Marketable Securities

As of December 31, 2013, marketable securities were comprised of the following:

	As of December 31, 2013
	Cost	Fair Value
Available for sale
Mutual funds	$121,705	$124,753

Total marketable securities	$121,705	$124,753

There were no purchases of marketable securities during the year ended December 31, 2013.  The Company sold $10,030 of available for sale mutual funds and certificate of deposits of $476,331 matured and were liquidated during the year ended December 31, 2013.  There were no unrealized gains or losses associated with the sold marketable securities as all gains and losses were realized, the securities were valued at fair value as of the Shoom acquisition date of August 31, 2013 and the securities were sold shortly thereafter. The above marketable securities have underlying contractual maturities of less than once year.

Note 8 – Notes Receivable

Secured Promissory Notes

On August 30, 2013, the Company entered into a Secured Promissory Note (the “Note”) agreement wherein it loaned $1,000,000 to AirPatrol Corporation, a company in the field of cyber security to support its operations.  The Note is due on April 29, 2014, accrues interest at 8% per annum, and is collateralized by the general assets of the debtor.

On October 14, 2013, the Company entered into a Secured Promissory Note (the “Note”) agreement wherein it loaned $130,000 to IronSky Corporation, a company in the field cyber security solutions to support its operations.  The Note is due on March 31, 2014, accrues interest at 8% per annum, and is collateralized by the general assets of the debtor.

Note 9 - Due from Related Parties

Non-interest bearing amounts due on demand from a related party was $665,554 as of December 31, 2013 and 2012 and consisted primarily of amounts due from Sysorex Consulting, Inc.  As Sysorex Consulting, Inc. is a direct shareholder of and an investor in the Company, the amounts due from Sysorex Consulting, Inc. as of December 31, 2013 and 2012 have been classified in and as a reduction of stockholders' deficiency.

Note 10 - Property and Equipment

Property and equipment at December 31, 2013 and 2012 consists of the following:

	2013	2012
Computer and office equipment	$306,662	$135,631
Furniture and fixtures	1,103,597	62,973
Leasehold improvements	134,445	134,445
Software	24,245	24,245
Vehicles	207,280	207,280
Total	1,776,229	564,574
Less: accumulated depreciation and amortization	(1,485,564)	(515,336)

Total Property and Equipment – Net	$290,665	49,238

Depreciation and amortization expense was $121,884 and $99,204 for the years ended December 31, 2013 and 2012, respectively.

Note 11 – Software Development Costs

Computer software as of December 31, 2013 consisted of the following:

Capitalized software development costs	$56,840
Accumulated amortization	(0)
Computer software, net of accumulated amortization	$56,840

The weighted average remaining amortization period for the Company’s software development costs is 4 years.

Amortization expense for computer software was $0 for the year ended December 31, 2013.

Note 11 – Software Development Costs (continued)

Future amortization expense on the computer software is anticipated to be as follows:

Year Ending December 31,
2014	14,210
2015	14,210
2016	14,210
2017	14,210
$56,840

Note 12 - Deposits

The Company has entered into surety bonds with a financial institution in Saudi Arabia which guarantee future performance on certain contracts.  Deposits for surety bonds amounted to $749,227 as of December 31, 2013 and 2012.  These bonds will be released once the related contract is closed out which is expected to occur during the year ended December 31, 2014.

Note 13 - Intangible Assets

Lilien Acquisition

Balances of the intangible assets that relate to the Lilien acquisition are as follows as of December 31, 2013:

	As of December 31, 2013
	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets
Trade name/trademarks	$3,250,000	$(386,908)
Customer relationships	2,130,000	(253,571)
Total	$5,380,000	$(640,479)

The weighted average remaining amortization period for the Company’s trade names/ trademarks and customer relationships is 3.73 and 2.44 years, respectively.

Shoom Acquisition

Balances of the intangible assets that relate to the Shoom acquisition are as follows as of December 31, 2013:

	As of December 31, 2013
	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets
Trade name/trademarks	$120,000	$(5,714)
Customer relationships	$1,270,000	$(60,476)
Developed Technology	$1,380,000	$(115,000)
Total	$2,770,000	$(181,190)

The weighted average remaining amortization period for the Company’s trade names/ trademarks, customer relationships and developed technology is .29, 3.11 and 1.79 years, respectively.

Note 13 - Intangible Assets (continued)

Aggregate Amortization Expense:

For the year ended December 31, 2013    $821,652

The following table presents the Company’s estimate for total amortization expense for the year ended December 31, 2014 through 2019 and thereafter.

Year Ending December 31,	Amount
2014	1,312,143
2015	1,312,143
2016	1,312,143
2017	1,197,143
2018	967,143
2019 and thereafter	1,227,633
Total	$7,328,348

Note 14 – Deferred revenue

Deferred revenue as of December 31, 2013 and 2012 consisted of the following:

	December 31, 2013	December 31, 2012
Deferred Revenue, current
Lilien maintenance agreements	$7,161,992	$--
Services to be provided by Shoom	3,866	--
Services to be provided by Sysorex	236,291	236,291
Total Deferred Revenue, current	7,402,149	236,291

Deferred Revenue, non-current
Lilien maintenance agreements	4,845,138	--

Total Deferred Revenue	$12,247,287	$236,291

The fair value of the deferred revenue approximates the services to be rendered.

Note 15 - Due to Factoring Company

The Company had an agreement with a commercial financing company (the “Factoring Company”) under which the Company factored trade accounts receivable without recourse as to credit risk, but with recourse for certain claims by the customer for adjustments in the normal course of business.  The Company granted a security interest in those receivables to the Factoring Company and carried them as receivables on the balance sheet.  The Company also recorded the amounts factored as liabilities to the Factoring Company and owed $0 and $46,426 under this arrangement as of December 31, 2013 and 2012, respectively.  The Company incurred commission charges under this agreement of $26,696 and $19,887 for the years ended December 31, 2013 and 2012, respectively.  This factoring agreement was terminated in March 2013 when the Company entered into a Revolving Line of Credit as further described in Note 21.

Note 16 - Due to Related Parties

Non-interest bearing amounts due on demand to related parties as of December 31, 2013 and 2012 are as follows:

	2013	2012
Qureishi Family Trust, an entity which owns 6.4% and 10.1% of the outstanding common shares of the Company as of December 31, 2013 and 2012, respectively.	$--	$136,977

Duroob Technology, Inc., an entity whose CEO owns 49.8% of Sysorex Arabia LLC, the Company’s 50.2% owned subsidiary.	160,331	1,680,447

Sysorex Consulting, Inc., an entity which owns 1% and 2% of the outstanding common shares of the Company as of December 31, 2013 and 2012, respectively.	--	11,717

Totals	$160,331	$1,829,141

Note 17 - Advance Payable

During the year ended December 31, 2009, the Company received a non-interest cash advance of $1,012,982 from a business partner of Sysorex Arabia to fund the operations of the Company.  Amounts owed to the business partner under this arrangement were $722,157 as of December 31, 2013 and 2012, and is payable on demand. (See Note 30)

Note 18 - Notes Payable

Notes payable and accrued interest as of December 31, 2013 and 2012 consisted of the following:

	2013	2012
a) Note payable dated July 1, 2008	$208,566	$341,899
b) Note payable dated June 15, 2010	--	22,020
c) Note payable dated July 29, 2011	--	27,262
d) Note payable dated August 31, 2013	514,476	--

Totals	$723,042	$391,181

Note payable dated July 1, 2008

On July 1, 2008, the Company entered into a note payable for gross proceeds of $515,233.  The note has no stated interest rate or repayment terms and matured on July 31, 2012.  Effective December 31, 2013, that arrangement has been amended and the maturity date was revised to March 31, 2014.

Note payable dated June 15, 2010

On June 15, 2010, the Company entered into a note payable for gross proceeds of $28,000.  The note accrued interest at the rate of 6% per annum, had no repayment terms and matured on March 31, 2013.  Principal and interest was repaid in full on March 27, 2013.

Note payable dated July 29, 2011

On July 29, 2011 and in connection with the acquisition of Softlead, the Company became responsible for a note payable in the amount of $27,262.  The note had no stated interest rate, repayment terms or maturity date.  The note was paid in full on April 3, 2013.

Note 18 - Notes Payable (continued)

Note payable dated August 31, 2013

On August 31, 2013 the Company entered into an Agreement and Plan of Merger to acquire Shoom for a purchase price of $2,500,000, including $500,000 deposited in escrow, which is listed as restricted cash of $71,429 and restricted cash – net of current portion of $428,571, for the Shoom acquisition of which any amounts not subject to claims shall be released to the Shoom Stockholders, on a pro-rata basis, on each of the seven (7) anniversary dates of the Closing Date in seven equal installments, and 2,762,000 shares of common stock. Pursuant to the terms of the Shoom agreement, the delivery of the Shoom Consideration to each stockholder was subject to the return of certain documentation thus the Company initially recorded the cash consideration to be paid as a non-interest bearing note in the amount of $2,500.000.  As of December 31, 2013, $514,476 (inclusive of the $500,000 to be held in escrow) was still payable to the Shoom Shareholders and was recorded by the Company as a note payable with no interest accruing.  As of February 15, 2014, only $505,000 (inclusive of the $500,000 to be held in escrow) of the $2,500,000 was still payable to the Shoom shareholders. Post-acquisition the Shoom shareholders collectively own approximately 8% of the Company.

Note 19 - Note Payable to Related Party

On June 15, 2010, the Company entered into a note payable with a director of the Company for $15,000.  The note accrued interest at an annual rate of 8% per annum and matured on September 30, 2013.  Principal and interest due in connection with this note totaled $0 and $18,050 as of December 31, 2013 and 2012, respectively.

On May 29, 2012 the Company entered into a note payable with an officer of the Company for $37,595.  This note had no stated interest rate and was payable upon demand.  Principal due in connection with this note totaled $0 and $17,000 as of December 31, 2013 and 2012.

Note 20 - Secured Convertible Note Payable

On August 7, 2012, the Company issued a secured convertible promissory note (the “Note”) in the face amount of $200,000 and received proceeds of $180,000.  The Note accrues interest at the effective rate of 32%, is secured by Company receivables, matured on February 7, 2013, and may be prepaid without penalty at any time.

The Note is also convertible at any time at the option of the holder into shares of the Company’s common stock at a conversion price equal to 45% of the lowest trading price for the common stock at any time during the ten trading days immediately preceding the date of issuance by the holder of a notice of conversion. Therefore, since this embedded conversion feature provides for the settlement of this convertible promissory note with shares of common stock at a rate which is variable in nature, this embedded conversion feature must be classified and accounted for as a derivative financial instrument.

In connection with the issuance of the Note, the Company also issued warrants for the purchase of 300,000 shares of the Company’s common stock at an exercise price of $0.87 per share through July 29, 2014.  Therefore, since the embedded conversion feature of the convertible promissory note must be accounted for as a derivative instrument, these warrants must also be accounted for as derivative instruments. As a result of entering into the convertible promissory note described above, all other non-employee warrants issued by the Company must also be classified and accounted for as derivative financial instruments.

Generally accepted accounting principles require that:

Derivative financial instruments be recorded at their fair value on the date of issuance and then adjusted to fair value at each subsequent balance sheet date with any change in fair value reported in the statement of operations; and

The classification of derivative financial instruments be reassessed as of each balance sheet date and, if appropriate, be reclassified as a result of events during the reporting period then ended.

Note 20 - Secured Convertible Note Payable (continued)

The fair value of the embedded conversion feature and the warrants, $244,500 and $17,700, respectively, aggregated $262,200. Consequently, upon issuance of the Note, a debt discount of $200,000 was recorded and the difference of $62,200, representing the fair value of the conversion feature and the warrants in excess of the debt discount, was immediately charged to interest expense.  The debt discount will be amortized over the earlier of (i) the term of the debt or (ii) conversion of the debt, using the straight-line method which approximates the interest method. The amortization of debt discount included as a component of interest expense in the consolidated statements of operations for the year ended December 31, 2013 and 2012 was $16,667 and $183,333, respectively.

The fair value of the embedded conversion feature and the warrants was estimated using the Black-Scholes option-pricing model.

Key assumptions used to apply this pricing model during the year ended December 31, 2013 were as follows:

Risk-free interest rate	0.3%
Expected life of option grants	0.5 to 2.0 years
Expected volatility of underlying stock	39%

Key assumptions used to apply this pricing model during the year ended December 31, 2012 were as follows:

Risk-free interest rate	0.3%
Expected life of option grants	0.5 to 2.0 years
Expected volatility of underlying stock	39%

The expected stock price volatility for the Company’s stock options was determined by the historical volatilities for industry peers and used an average of those volatilities.  Risk free interest rates were obtained from U.S. Treasury rates for the applicable periods.  The expected life was the contractual life.

During the year ended December 31, 2012, the Company repaid $95,000 of the principal balance due and reclassified $116,097 of the derivative liability to additional paid-in capital.  This note payable was paid in full during the quarter ended March 31, 2013.

Note 21 – Revolving Line of Credit

On March 15, 2013 and in connection with and concurrent with our acquisition of Lilien, Sysorex Government Services, Inc., and Lilien Systems, 100%-owned subsidiaries of Sysorex Global Holdings, Inc., entered into a Business Finance Agreement (the “Agreement”) as co-borrowers (the “Borrowers”) with Bridge Bank, NA (the “Bank”) under which the Borrowers obtained a revolving line of credit for up to $5,000,000 through March 15, 2015.  On March 20, 2013, the Borrowers received $4,175,000 under the Agreement.  Of that amount, $3,000,000 was paid as consideration in connection with the acquisition of Lilien effective March 1, 2013. The balance of $1,175,000 was utilized to pay the acquisition costs, for the repayment of various notes and short-term debts and to support operations.  Terms of the Agreement include compliance with certain debt covenants to include an asset coverage ratio of 1.4 to 1.0, a debt service coverage ratio of 1.5 to 1.0 and performance to plan covenants.  During the year ended December 31, 2013 there were instances where the Company was in an overadvance position on the bank credit line and due to a misunderstanding of the terms some of the compliance documents were not filed timely.  The Company took corrective action and paid down the line. The bank has waived the defaults and the Company is in compliance.  The line of credit incurs interest at the greater of 5.25% or the bank's prime rate plus 2% and matures on March 15, 2015.  The interest rate as of December 31, 2013 was 5.25% per annum.

On August 29, 2013 the Company and Bridge Bank entered into Amendment 1 to Bridge Bank’s Business Financing Agreement (“BFA”) dated March 15, 2013 to amend certain sections and for Bridge Bank to waive existing defaults by the Company. The Amendment 1 waived the Asset Coverage Ratio for April 2013 and the Performance to Plan ratio for June 30, 2013.  The amendments included an increase to the credit limit to $6,000,000, the Asset Coverage Ratio was amended to be not at any time less than (i) 1.0 to 1.0, tested as at the end of each month, commencing with the month ended July 31, 2013, and (ii) 1.4 to 1.0, tested as at the end of each month, commencing with the month ending September 30, 2013, and the Performance to Plan covenant was amended to state that the combined revenues and net income are not to deviate by more than 20% or $100,000 from the projections of combined revenues and Net Income approved by the boards of directors of the Company and Lilien with respect to the rolling three month period ended on the date of determination, tested as at June 30, 2013, September 30, 2013, and the end of each month thereafter, commencing with the month ending October 31, 2013.

Note 21 – Revolving Line of Credit (continued)

Terms of this agreement require all cash receipts of Sysorex Government Services, Inc. and Lilien Systems to be remitted to a lockbox for application to the balance due in connection with the Agreement.  The balance outstanding under this facility was $5,697,590 as of December 31, 2013.

Additionally and concurrently with the Amendment 1 to the BFA, the Company entered into a term loan for $750,000 which accrues interest at the greater of 5.25% or the bank's prime rate plus 2% and matures on August 27, 2016. The bank’s prime rate was 3.25% as of December 31, 2013. The Company will make payments of $41,667 on the first day of each month commencing on February 1, 2014 until the loan amount is paid in full.

The minimum loan payments for the above term loan are as follows:

For the year ended,	Amount
December 31, 2014	$458,337
December 31, 2015	$291,663
Total	$750,000

On August 29, 2013, the Company granted 112,500 warrants to Bridge Bank in connection with the Amendment 1 to the BFA.  The warrants were fully vested on the date of grant, have an exercise period of seven years and have a fair value of $137,100 determined by the Black Scholes model.  The warrants have an exercise price of $1.20 per share.  The Company paid $6,552 in fees to Bridge Bank for Amendment 1.  The Company capitalized the fair value of the warrants of $137,100 and the fees paid of $6,552 as deferred financing costs and a component of other assets and is amortizing the amount to interest expense over the remaining term of the credit line.

Note 22 - Preferred Stock

The Company is authorized to issue up to 5,000,000 shares of preferred stock with a par value of $0.001 per share with rights, preferences, privileges and restrictions as to be determined by the Company’s Board of Directors.  There were no shares of preferred stock issued and outstanding as of December 31, 2013 and 2012.

Note 23 - Common Stock

On December 31, 2012, the Company issued 25,000 shares of common stock under the terms of a consulting services agreement.  Such shares were valued at $0.156 per share based upon the closing price of the Company’s shares over the preceding 10 days and, accordingly, the Company recorded an expense of $3,900 during the year ended December 31, 2012.

On March 20, 2013, and as more fully described in Note 3, the Company issued 6,000,000 shares of common stock in connection with the acquisition of substantially all of the assets of Lilien LLC and 100% of the stock of Lilien Systems.  These shares were deemed to have a fair value of $6,000,000.

On March 31, 2013, the Company issued 887,433 shares of common stock in satisfaction of $1,774,865 owed by Sysorex Arabia LLC to Duroob Technology, Inc. (“Duroob”), a related party, as Duroob's Chief Executive Officer owns a minority interest in Sysorex Arabia, LLC.  On December 31, 2012 Sysorex Arabia owed Duroob Technology $1,680,447. During the quarter ended March 31, 2013, Duroob Technology advanced another $94,419 to Sysorex Arabia for continuing operations which created a balance owed to Duroob Technology at March 31, 2013 of $1,774,865.  The fair market value of the shares was $887,433 and as Duroob is a related party the resulting gain of $887,433 has been credited to additional paid-in capital.  The issuance of these shares was recorded by Sysorex Global Holdings Corp. as an additional investment in its majority-owned subsidiary, Sysorex Arabia LLC.  However, by agreement with the other shareholder of Sysorex Arabia LLC, the ownership percentages of Sysorex Arabia LLC remained unchanged.

On August 31, 2013, and as more fully described in Note 4, the Company issued 2,762,000 shares of common stock in connection with the acquisition of Shoom.  These shares were deemed to have a fair value of approximately $5,607,000.

Note 23 - Common Stock (continued)

On September 13, 2013, the Company issued 120,865 shares for the cashless exercise of 300,000 common stock warrants.

On November 6, 2013, the Company issued 14,286 shares of common stock for the settlement of an accrued liability for services of a director of the Company with a fair value of $10,000.

During the year ended December 31, 2013, the Company issued 201,875 shares of common stock under the terms of a consulting services agreement in connection with acqusitions.  The Company recorded an expense of $208,956 during the year ended December 31, 2013 which has been included as a component of acquisition transaction costs in the consolidated statement of operations.

During the year ended December 31, 2013, the Company issued 215,090 shares of common stock under the terms of a consulting services agreement.  The Company recorded an expense of $326,684 during the year ended December 31, 2013 which has been included as a component of professional and legal fees in the consolidated statement of operations.

Note 24 - Options

During the year ended December 31, 2012, the Company granted 934,500 of stock options to employees and non-employees for services provided.  The stock options were fully vested on the date of the grant and have a life of ten years.  The options have an exercise price of $0.156 per share.  The Company valued the stock options using the Black-Scholes option valuation model and incurred a stock-based compensation charge of $108,500.

On March 20, 2013 the Company granted options for the purchase of 209,500 shares of common stock to employees.  These options vest over four years, have a life of ten years, and have an exercise price of $0.40 per share. The Company valued the stock options using the Black-Scholes option valuation model and the fair value of the award was $133,000. The Company incurred a stock-based compensation charge of $60,896 during the year ended December 31, 2013 for the vested portion, which has been included as a component of compensation and related benefits.

On April 1, 2013 the Company granted options for the purchase of 20,000 shares of common stock to non-employees.  These options are fully vested, have a life of ten years, and have an exercise price of $1.00 per share.  The Company valued the stock options using the Black-Scholes option valuation model and incurred a stock-based compensation charge of $10,400 during the year ended December 31, 2013 which has been included as a component of compensation and related benefits.

On April 8, 2013 the Company granted options for the purchase of 15,000 shares of common stock to an employee.  These options vest over four years, have a life of ten years, and have an exercise price of $1.00 per share. The Company valued the stock options using the Black-Scholes option valuation model and the fair value of the award was $7,595. These options were forfeited and there was no stock based compensation charge during the year ended December 31, 2013.

On August 14, 2013 the Company granted options for the purchase of 81,000 shares of common stock to employees.  These options are 25% vested upon grant date with the remainder to vest over 3 years, have a life of ten years and an exercise price of $1.35 per share. The Company valued the stock options using the Black-Scholes option valuation model and the fair value of the award was $92,600. The Company incurred a stock-based compensation charge of $29,195 during the year ended December 31, 2013 for the vested portion, which has been included as a component of compensation and related benefits.

On August 14, 2013 the Company granted options for the purchase of 1,250,000 shares of common stock to an employee.  These options vest over five years and have an exercise period of ten years and an exercise price of $1.35 per share.   The Company valued the stock options using the Black-Scholes option valuation model and the fair value of the award was $1,495,800.  The Company incurred a stock-based compensation charge of $110,659 during the year ended December 31, 2013 for the vested portion, which has been included as a component of compensation and related benefits.

Note 24 – Options (continued)

On August 31, 2013, the Company granted options for the purchase of 200,000 shares of common stock to employees.   These options are 25% vested upon grant date with the remainder to vest over three years and have an exercise period of ten years and an exercise price of $1.30 per share. The Company valued the stock options using the Black-Scholes option valuation model and the fair value of the award was $238,200. The Company incurred a stock-based compensation charge of $73,623 during the year ended December 31, 2013 for the vested portion, which has been included as a component of compensation and related benefits.

On November 14, 2013 the Company granted options for the purchase of 5,000 shares of common stock to an employee. These options have a four year vesting schedule, have a life of ten years and an exercise price of $1.50 per share. The Company valued the stock options using the Black-Scholes option valuation model and the fair value of the award was $5,600.  The Company incurred a stock-based compensation charge of $345 during the year ended December 31, 2013 for the vested portion, which has been included as a component of compensation and related benefits.

On November 18, 2013 the Company granted options for the purchase of 916,500 shares of common stock to employees.  These options have are 25% vested upon grant date with the remainder to vest over 3 years, have a life of ten years and an exercise price of $1.28 per share.  The Company valued the stock options using the Black-Scholes option valuation model and the fair value of the award was $1,102,900.   The Company incurred a stock-based compensation charge of $271,975 during the year ended December 31, 2013 for the vested portion, which has been included as a component of compensation and related benefits.

As of December 31, 2013, the fair value of non-vested options totaled $2,479,680 which will be amortized to expense over the weighted average remaining term of 3.84 years.

The fair value of each employee option grant is estimated on the date of the grant using the Black-Scholes option-pricing model.  Key weighted-average assumptions used to apply this pricing model during the years ended December 31, 2013 and 2012 were as follows:

	2013	2012
Risk-free interest rate	1.8% to 2.8%	0.7% to 1.8%
Expected life of option grants	10 years	10 years
Expected volatility of underlying stock	39.4% to 39.7%	39.7% to 41.6%

The expected stock price volatility for the Company’s stock options was determined by the historical volatilities for industry peers and used an average of those volatilities.  The Company attributes the value of stock-based compensation to operations on the straight-line single option method.  Risk free interest rates were obtained from U.S. Treasury rates for the applicable periods.

The following table summarizes the changes in options outstanding during the years ended December 31, 2013 and 2012:

		Weighted	Aggregate
	Number of Options	Average Exercise Price	Intrinsic Value
Outstanding at January 1, 2012	528,500	$0.60	$--
Granted	934,500	$0.16	$--
Outstanding at December 31, 2012	1,463,000	$0.46	$41,118
Granted	2,696,998	$1.29	$--
Cancelled	(36,599)	$	$--
Outstanding at December 31, 2013	4,123,399	$1.20	$4,587,579

Exercisable at December 31, 2013	1,829,350	$0.83	$2,837,051

Exercisable at December 31, 2012	1,463,000	$0.46	$41,118

Note 24 – Options (continued)

		Weighted
		Average
		Remaining
Number of	Range of	Contractual Life	Exercise	Currently
Options	Exercise Price	(In Years)	Price	Exercisable
300,000	$0.50	7.5	$0.50	300,000
213,500	$0.70	7.9	$0.70	213,500
15,000	$0.50	8.0	$0.50	15,000
934,500	$0.156	9.0	$0.156	934,500
190,500	$0.40	9.2	$0.40	47,625
20,000	$1.00	9.3	$1.00	20,000
1,329,000	$1.35	9.6	$1.35	19,750
199,399	$1.30	9.7	$1.30	49,850
5,000	$1.50	9.9	$1.50	--
916,500	$1.28	9.9	$1.28	229,125

4,123,399				1,829,350

Note 25 - Warrants

During the year ended December 31, 2012, the Company issued warrants for the purchase of 543,356 of shares of common stock to employees and non-employees as compensation for interest free loans they have made to the Company over the past several years.  As of December 31, 2012, the balance outstanding related to those loans total $0.  The warrants were fully vested upon issuance, have a life of five years, and have an exercise price of $0.156 per share.  The Company valued the warrants using the Black-Scholes option valuation model and incurred a stock-based compensation charge of $49,000 during the year ended December 31, 2012 which was classified as interest expense.

As previously discussed in Note 20 and in connection with the issuance of a convertible note, on July 31, 2012 the Company issued warrants for the purchase of 300,000 shares of common stock at $0.87 per share.  The warrants were fully vested upon issuance and have a life of two years.  The Company valued the warrants using the Black-Scholes option valuation model and incurred a stock-based compensation charge of $17,700 during the year ended December 31, 2012 which was classified as interest expense.

On March 20, 2013, the Company granted 166,667 warrants to Bridge Bank, NA in connection with the acquisition of Lilien. The warrants were fully vested on the date of the grant and have an exercise period of seven years.  The warrants have an exercise price of $0.45 per share.  The Company valued the warrants using the Black-Scholes option valuation model and incurred a stock-based compensation charge of $109,300 during the year ended December 31, 2013 which has been including as a component of acquisition transaction costs.

On August 29, 2013, the Company granted 112,500 warrants to Bridge Bank in connection with the Amendment 1 to the BFA. The warrants were fully vested on the date of grant, have an exercise period of seven years and an exercise price of $1.20 per share. The Company valued the warrants using the Black-Scholes valuation model and the fair value of the warrants of $137,100 has been capitalized as deferred financing costs during the year ended December 31, 2013 and is being amortized to interest expense over the remaining term of the credit line.

Note 26 - Income Taxes

The domestic and foreign components of income (loss) before income taxes from continuing operations for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
Domestic	$(3,989,161)	$(602,338)
Foreign	(546,301)	(182,287)

Income from Continuing Operations before Provision for Income Taxes	$(4,535,462)	$(784,625)

The income tax provision (benefit) for the years ended December 31, 2013 and 2012 consists of the following:

	2013	2012
Foreign
Current	$--	$--
Deferred	(109,400)	(36,457)
U.S. federal
Current	--	--
Deferred	1,089,321	(100,106)
State and Local
Current	--	--
Deferred	211,062	(81,409)
	1,190,983	(217,972)
Change in valuation allowance	(1,190,983)	217,972

Income Tax Provision	$--	$--

The reconciliation between the U.S. statutory federal income tax rate and the Company’s effective rate for the years ended December 31, 2013 and 2012 is as follows:

	2013	2012
U.S. federal statutory rate	34.0%	34.0%
State income taxes, net of federal benefit	4.5	4.2
Basis differences for acquisitions	(38.8)	0.0
Transaction costs	(18.4)	0.0
Derivative liability / debt discount	(4.2)	(13.9)
State rate change	(1.1)	7.0
US-Saudi Arabia income tax rate difference	(1.2)	(3.3)
Other permanent items	(1.1)	(0.2)
Change in valuation allowance	26.3	(27.8)
Effective Rate	0.0%	0.0%

Note 26 - Income Taxes (continued)

As of December 31, 2013 and 2012, the Company’s deferred tax assets consisted of the effects of temporary differences attributable to the following:

	2013	2012
Deferred Tax Asset
Net operating loss carryovers	$904,501	$1,805,873
Basis differences for acquisitions	59,238	--
Fixed asset depreciation	156,493	202,774
Charitable contribution carryover	39	39
Non-deductible stock compensation	581,280	198,039
Accrued compensation	266,347	43,244
Derivative liability	--	6,575
Other	27,697	--

Total Deferred Tax Asset	1,995,595	2,256,544
Less: valuation allowance	(1,058,986)	(2,249,969)

Deferred Tax Asset, Net of Valuation Allowance	$936,609	$6,575

	2013	2012
Deferred Tax Liabilities
Derivative liabilities	$--	$6,575
Intangible assets	(750,700)	--
Research credits	(185,909)	--
Total deferred tax liabilities	(936,609)	(6,575)

Net Deferred Tax Asset (Liability)	$--	$--

As of December 31, 2013 and 2012, the Company had approximately $2.0 million and $4.4 million, respectively, of U.S. federal and state net operating loss (“NOL”) carryovers available to offset future taxable income. These net operating losses, which, if not utilized, begin expiring in the year 2019. In accordance with Section 382 of the Internal Revenue Code, deductibility of the Company’s net operating loss carryover may be subject to an annual limitation in the event of a change of control, as defined by the regulations. The Company performed a preliminary evaluation as to whether a change of control has taken place and concluded that Softlead, Inc. experienced a change of ownership upon the completion of the reverse merger transaction in July 2011. It is estimated that Softlead’s NOLs are subject to an annual limitation of $330,520 for NOLs generated up through the date of the reverse merger in July 2011.  As of December 31, 2013 and 2012, the Company had approximately $950,000 and $400,000 respectively of Saudi Arabian net operating loss carryovers available to offset future taxable income. However, only 25% of taxable income in any given year may be offset by the Company’s NOL carryovers.

No provision was made for U.S. or foreign taxes on the undistributed earnings of Sysorex Arabia, as such earnings are considered to be permanently reinvested. Such earnings have been, and will continue to be, reinvested, but could become subject to additional tax, if they were remitted as dividends, loaned to the Company, or if the Company should sell its stock in Sysorex Arabia. It is not practicable to determine the amount of additional tax, if any, that might be payable on the undistributed foreign earnings.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers, whether it is “more likely than not”, that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible.

ASC 740, “Income Taxes” requires that a valuation allowance be established when it is “more likely than not” that all, or a portion of, deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. After consideration of all the information available, management believes that uncertainty exists with respect to future realization of its deferred tax assets and has, therefore, established a full valuation allowance as of December 31, 2013 and 2012. As of December 31, 2013 and December 31, 2012, the change in valuation allowance was $(1,190,983) and $217,972, respectively.

Note 26 - Income Taxes (continued)

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.  ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company is required to file income tax returns in the United States (federal) and in various state jurisdictions. Based on the Company’s evaluation, it has been concluded that there are no material uncertain tax positions requiring recognition in the Company’s financial statements for the years ended December 31, 2013 and 2012.

The Company’s policy for recording interest and penalties associated with unrecognized tax benefits is to record such interest and penalties as interest expense and as a component of selling, general and administrative expense, respectively.  There were no amounts accrued for interest or penalties for the years ended December 31, 2013 and 2012.  Management does not expect any material changes in its unrecognized tax benefits in the next year.

Note 27 - Fair Value

The Company determines the estimated fair value of amounts presented in these consolidated financial statements using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented in the financial statements are not necessarily indicative of the amounts that could be realized in a current exchange between buyer and seller. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. These fair value estimates were based upon pertinent information available as of December 31, 2013 and 2012 and, as of those dates, the carrying value of all amounts approximates fair value.

The Company has categorized its assets and liabilities at fair value based upon the following fair value hierarchy:

Level 1 - Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair measurements requires judgment and considers factors specific to each asset or liability.

Both observable and unobservable inputs may be used to determine the fair value of positions that are classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in historical company data) inputs.

The following table summarizes the valuation of the Company’s investment by the above fair value hierarchy levels as of December 31, 2013.

	Quoted Prices In Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31
Marketable securities at December 31, 2013	$124,753	$--	$--	$124,753

Note 27 - Fair Value (continued)

The following are the major categories of assets were measured at fair value during the year ended December 31, 2012, using quoted prices in active markets for identical assets (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3):

	Quoted Prices In Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31
Embedded conversion feature	$--	$--	$128,300	$128,300
Warrant and option liability	--	--	48,800	48,800
December 31, 2012	$--	$--	$177,100	$177,100

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. The Company’s Level 3 liabilities consist of derivative liabilities associated with the convertible debt that contains an indeterminable conversion share price and the tainted warrants as the Company cannot determine if it will have sufficient authorized common stock to settle such arrangements.

Assumptions utilized in the development of Level 3 liabilities as of and during the year ended December 31, 2013 are described in Note 20.

The following table provides a summary of the changes in fair value, including net transfers in and/or out, of all financial assets measured at fair value on a recurring basis using Level III unobservable inputs during the year ended December 31, 2012 and 2013.

	Warrant Liability	Embedded Conversion Feature	Total
Balance - January 1, 2012	$--	$--	$--
Change in fair value of derivative liability	(17,900)	(103)	(18,003)
Included in debt discount	--	200,000	200,000
Included in interest expense	66,700	44,500	111,200
Reclassification of derivative liability to equity	--	(116,097)	(116,097)
Balance - January 1, 2013	$48,800	$128,300	$177,100
Change in fair value of derivative liability	489,000	168	489,168
Reclassification of derivative liability to equity	(537,800)	(128,468)	(666,268)
Balance - December 31, 2013	$--	$--	$--

Note 28 - Credit Risk and Concentrations

Financial instruments that subject the Company to credit risk consist principally of trade accounts receivable and cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

Note 28 - Credit Risk and Concentrations (continued)

The Company maintains cash deposits with financial institutions, which, from time to time, may exceed federally insured limits. Cash is also maintained at a foreign financial institution for its majority-owned subsidiary. Cash in foreign financial institutions as of December 31, 2013 and 2012 was immaterial. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.

As of December 31, 2013, Customer E represented approximately 28%, Customer F represented approximately 14%, and Customer G represented approximately 11% of total accounts receivable.  As of December 31, 2012, Customer C represented approximately 38%, Customer B represented approximately 29%, Customer D represented approximately 17% and Customer A represented approximately 14% of total accounts receivable.

There were no customers that represented more than 10% of revenue during the year ended December 31, 2013.  The following table sets forth the percentages of revenue derived by the Company from those customers which accounted for at least 10% of revenues during the year ended December 31, 2012:

	Year Ended December 31, 2012%
Customer A	$2,111,756	49.8
Customer B	$828,132	19.5
Customer C	$632,253	14.9
Customer D	$610,997	14.4

Note 29 – Segment Reporting and Foreign Operations

The Company operates in the following business segments:

IT Commercial.  Information technology solutions services to commercial organizations. These services include enterprise computing and storage, virtualization, business continuity, networking and information technology business consulting services.

IT Government.  Information technology and telecommunications solutions and services primarily to government agencies in the United States, (Domestic) and Saudi Arabia (Foreign) The operations include systems integration and consulting, including, but not limited to: custom application/software design, architecture and development, data center design and operations services, command control, computer communication, intelligence (C4I) system consulting, program management and security solutions and services.

eSolutions.  Internet based hosting eServices to its customers located in Europe (Foreign), Canada (Foreign) and the United States (Domestic) by providing Cloud-based data analytics and enterprise solutions to the media, publishing, and entertainment industries.

Note 29 – Segment Reporting and Foreign Operations (continued)

Prior to the acquisitions of Lilien and Shoom the Company operated in only one segment.

	Information Technology - Commercial	Information Technology - Government	eSolutions	Unallocated/ Corporate/Other	Total
Year ended December 31, 2013
Revenues from external customers	$44,560,000	$4,689,000	$1,323,000	$--	$50,572,000
Cost of revenues	$(35,452,000)	$(2,586,000)	$(279,000)	$--	$(38,317,000)
Gross margin	$9,107,000	$2,103,000	$1,044,000	$--	$12,255,000
Depreciation	$84,000	$33,000	$4,000	$1,000	$122,000
Amortization of Intangibles	$640,000	$0	$182,000	$--	$822,000
Segment profit (loss)	$1,000	$323,000	$268,000	$(5,127,000)	$(4,535,000)

Year ended December 31, 2012
Revenues from external customers	$--	$4,238,000	$--	$--	$4,238,000
Cost of revenues	$--	$(2,345,000)	$--	$--	$(2,345,000)
Gross margin	$--	$1,893,000	$--	$--	$1,893,000
Depreciation	$--	$99,000	$--	$--	$99,000
Amortization of Intangibles	$--	$--	$--	$--	$--
Segment profit (loss)	$--	$511,000	$--	$(1,296,000)	$(785,000)

December 31, 2013
Total property and equipment	$236,000	$16,000	$37,000	$2,000	$291,000
Property and equipment additions	$63,000	$3,000	$12,000	$1,000	$79,000
Intangible assets and goodwill	$9,284,000	$--	$3,752,000	$--	$13,036,000
Intangible assets and goodwill additions	$9,284,000	$--	$3,752,000	$--	$13,036,000
Total segment assets	$29,959,000	$3,477,000	$8,822,000	$(3,384,000)	$38,874,000

December 31, 2012
Total property and equipment	$--	$47,000	$--	$2,000	$49,000
Property and equipment additions	$--	$4,000	$--	$--	$4,000
Intangible assets and goodwill	$--	$--	$--	$--	$--
Intangible assets and goodwill additions	$--	$--	$--	$--	$--
Total segment assets	$--	$1,613,000	$--	$2,000	$1,615,000

Note 29 – Segment Reporting and Foreign Operations (continued)

The Company’s operations are located primarily in the United States and Saudi Arabia. Revenues by geographic area are attributed by country of domicile of our subsidiaries. The financial data by geographic area are as follows:

	United	Saudi
	States	Arabia	Eliminations	Total
Twelve Months Ended December 31, 2013:
Revenues by geographic area	$50,665,000	$45,000	$(138,000)	$50,572,000
Operating loss by geographic area	$(3,369,000)	$(547,000)	$--	$(3,916,000)
Net loss by geographic area	$(3,988,000)	$(547,000)	$--	$(4,535,000)

Twelve Months Ended December 31, 2012:
Revenues by geographic area	$3,600,000	$638,000	$--	$4,238,000
Operating loss by geographic area	$(270,000)	$(185,000)	$--	$(455,000)
Net income (loss) by geographic area	$(602,000)	$(183,000)	$--	$(785,000)

As of December 31, 2013:
Identifiable assets by geographic area	$38,088,000	$786,000	$--	$38,874,000
Long lived assets by geographic area	$13,372,000	$11,000	$--	$13,383,000

As of December 31, 2012:
Identifiable assets by geographic area	$429,000	$1,186,000	$--	$1,615,000
Long lived assets by geographic area	$9,000	$40,000	$--	$49,000

Note 30 - Commitments and Contingencies

Operating Leases

The Company leases facilities located in California, Washington State, Oregon, Virginia, Saudi Arabia and Hawaii for its office space under non-cancelable operating leases that expire at various times through 2018. The total amount of rent expense under the leases is recognized on a straight-line basis over the term of the leases. As of December 31, 2013 and 2012, deferred rent payable was nominal. Rent expense under the operating leases for the years ended December 31, 2013 and 2012 was $417,053 and $50,043, respectively.

Future minimum lease payments under the above operating lease commitments at December 31, 2013 are as follows:

For the Years Ending December 31,	Amount
2014	$380,098
2015	248,348
2016	230,876
2017	149,179
2018	24,197
Total	$1,032,698

Litigation

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

Note 30 - Commitments and Contingencies (continued)

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

During the year ended December 31, 2011, a judgment in the amount of $936,330 was levied against Sysorex Arabia LLC in favor of Creative Edge, Inc. in connection with amounts advanced for operations.  Of that amount, $214,187 has been repaid, $514,836 will be paid through a surety bond, and the remaining $207,321 has been accrued as advances payable on the consolidated balance sheet by Sysorex Arabia as of December 31, 2013.  There was no effect upon the statement of operations in connection with this transaction.

During the year ended December 31, 2011, a judgment in the amount of $613,333 was levied against Sysorex Arabia LLC in favor of one of its vendors (Tuwaiq) in connection with a dispute related to a services contract.  However, this vendor owed Sysorex Arabia LLC a like amount in connection with the same services contract. In 2012 the balances were offset, the accounts were settled, and the judgment was released.

Defined Contribution Pension Plan - Sysorex

The Company sponsors a 401(k) defined contribution retirement plan (“The Sysorex 401k Plan”) covering all of its eligible employees after their completion of six months of service and upon attaining the age of 21.  The Sysorex 401k Plan provides that employees can contribute a percentage of their compensation limited to amounts prescribed by the Internal Revenue Service, adjusted annually.  Matching contributions are made at the discretion of management.  No employer-matching contributions were made to the Sysorex 401k  Plan for the years ended December 31, 2013 and 2012.

Defined Contribution Pension Plan-Lilien

The Company sponsors a 401(k) defined contribution retirement plan (“The Lilien 401k Plan”) covering all of its eligible employees after their completion of three months of service and upon attaining the age of 21.  The Lilien 401k Plan provides that employees can contribute a percentage of their compensation limited to amounts prescribed by the Internal Revenue Service, adjusted annually.  Matching contributions are made at the discretion of management.  No employer-matching contributions were made to the Lilien 401k Plan for the years ended December 31, 2013 and 2012.

Employee Benefit Plan - Shoom

The Company has a defined contribution benefit plan that covers substantially all domestic employees who elect to participate. This plan provides for discretionary Company contributions based on employee participation.  Employees must be 21 years or older to participate, have been employed by the Company for three months and worked a minimum of 501 hours. The Company’s matching contribution equals 100% on the first 3% of each participant’s compensation which is deferred as an elective deferral. Employees are 100% vested in the plan after meeting all eligibility requirements (as defined).  Company contributions under the plan amounted to $14,251 for the year ended December 31, 2013.

The Company has adopted a profit sharing plan that must be approved by the Company’s Board of Directors annually. All Shoom employees who have been with the Company for at least one year are eligible.  Company contributions under the profit sharing plan amounted to $83,333 for the year ended December 2013 which has been accrued for as of December 31, 2013.

Note 30 - Commitments and Contingencies (continued)

Contingent Consideration

Under the terms of the acquisition of Lilien as more fully described in Note 3, the Company is liable for the payment of additional cash consideration to the extent that the recipients of the 6,000,000 shares of the Company's common stock referred to above receive less than $6,000,000 from the sale of those shares, less customary commissions, on or before March 20, 2015.  As of the date of the acquisition and December 31, 2013 management considered the guaranteed amount was considered by management to be de minimis.

Statutory Reserve

In accordance with local laws, Sysorex Arabia LLC is required to pay 10% of its net income every year to a statutory reserve account until the balance reaches 50% of its stock capital.  This statutory reserve is not applicable for distribution.  The Company is obligated to deposit an aggregate of $266,667 into that account based upon its stock capital and, as of December 31, 2013 and 2012 the Company has not made any deposits into that account as it is not profitable.

End of Service Indemnity Provision

In accordance with local labor laws, Sysorex Arabia LLC is required to accrue benefits payable to the employees of the Company at the end of their services with the Company. As of December 31, 2013 and 2012, the Company has accrued approximately $0 and $41,680, respectively.

Quasi-Reorganization

On June 30, 2009, Sysorex Government Services, Inc., in connection with the Company’s expansion into the government services industry, performed a deficit reclassification quasi-reorganization whereby $2,441,960 of the Corporation’s accumulated deficit was reduced by a transfer from the Corporation’s additional paid in capital. Therefore, the Sysorex Government Services’ portion of Retained Earnings on the balance sheet are those Retained Earnings accumulated since July 1, 2009.

Consulting Agreement-Related Party

Effective April 1, 2013, the Company entered into a Consulting Services Ordering Agreement with its Chairman of the Board, Abdus Salam Qureishi. Mr. Qureishi, as the former CEO of the Company, consults on various operations of the Company. The term is for one year, expiring March 31, 2014, unless extended by mutual agreement of the parties. Mr. Qureishi provides services at the rate of $375 per hour. He received $240,000 during 2013 for arranging the Shoom acquisition and consulting on various operations of the Company.

Note 31 - Unaudited Pro Forma Stockholders' Equity

The Company has filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission in connection with a proposed offering of its securities. The board of directors has been authorized by the Company's stockholders to effect a 1-for-2 reverse stock split of its common stock following the effectiveness of the registration statement and prior to the closing of the offering; provided that the Company anticipates raising sufficient equity to meet the listing requirements of the NASDAQ Capital Market. In addition, the assumed reverse split is subject to adjustment depending on the market price of the Company’s common stock immediately prior to the consummation of the offering. The unaudited proforma stockholders' equity as of December 31, 2013 gives effect to the assumed 1-for-2 reverse stock split (see Note 32).

Since the 1-for-2 reverse stock split is to be effected after the effectiveness of the registration statement, the historical share information included in the accompanying consolidated financial statements and notes hereto do not assume the 1-for-2 reverse stock split, and accordingly have not been adjusted.

Note 32 – Reverse Stock Split

On December 6, 2013, the Company’s Board of Directors, and on November 18, 2013, stockholders holding a majority of the Company’s outstanding voting power, approved resolutions authorizing the Board of Directors to effect a reverse split of the Company’s common stock at an exchange ratio of 1-for-2, subject to the effectiveness of the Company’s registration statement on Form S-1 in connection with its initial public offering simultaneous with a listing of the Company’s common stock on the NASDAQ Capital Market. In addition, the reverse split ratio is subject to adjustment depending on the market price of the Company’s common stock immediately prior to the consummation of the offering to permit the Company to exceed the minimum share price requirement of the Nasdaq Capital Market.

Note 33 - Subsequent Events

On January 24, 2014, the Company issued 10,000 shares of common stock under the terms of a consulting services agreement which were fully vested upon date of grant.

On February 26, 2014 the Company issued 800,000 shares of common stock at $2.60/share for $2,080,000 in equity financing from a strategic investor.

On January 27, 2014 the Company granted options for the purchase of 20,000 shares of common stock to an employee. These options have a four year vesting schedule, have a life of ten years and an exercise price of $2.37 per share. The Company valued the stock options using the Black-Scholes option valuation model and the fair value of the award was $16,600.  The fair value of the common stock as of grant date was $2.03/share.

Master Services Agreement

The Company entered into a Master Service Agreement (the “MSA”) on February 24, 2014, with Geneseo d/b/a ColoHub, pursuant to which the Company agreed to purchase certain telecommunications and related infrastructure services from Geneseo, including leasing 1,000 square feet of data center space for $17,500 per month, plus power, beginning on April 1, 2014, to be used initially by the Company and subsequently for resale to the Company’s customers.

AIRPATROL CORPORATION AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEET

	March 31,	December 31,
	2014	2013
	(UNAUDITED)
Assets

Current Assets
Cash	$15,353	$80,072
Certificate of deposit - restricted	90,000	90,000
Accounts receivable, net	21,000	208,470
Inventory	292,022	256,998
Prepaid expenses	131,932	149,003
Total Current Assets	550,307	784,543

Property and equipment, net	235,876	116,696
Other Assets	19,263	14,496

Total Assets	$805,446	$915,735

Liabilities and Stockholders' Deficit

Current Liabilities
Accounts payable and accrued liabilities	$2,111,870	$1,718,626
Accrued interest payable	1,062,925	892,895
Accrued compensation and benefits	519,019	346,480
Deferred revenue	508,277	187,523
Deferred rent	1,854	1,854
Capital lease liability	30,624	-
Loans payable - related party	69,068	69,068
Notes payable	1,000,000	1,000,000
Derivative liabilities	605,211	605,211
Convertible notes payable, net of debt discount of $0 and $0	3,330,000	3,330,000

Total Current Liabilities	9,238,848	8,151,657

Long Term Liabilities
Deferred rent, net of current portion	40,197	39,733
Capital lease liaibility, net of current portion	104,626	-
Notes payable, net of current portion	100,000	100,000
Convertible notes payable, net of current portion and debt discount of $155,610 and $168,222	676,532	663,920

Total Liabilities	10,160,203	8,955,310

Commitments and Contingencies

Stockholders' Deficit
Series A Convertible Preferred stock, $0.001 par value; 15,000,000 shares authorized; 10,650,194 shares issued and outstanding as of March 31, 2014 and December 31, 2013; Liquidation preference of $2,982,054 as of March 31, 2014 and December 31, 2013	10,650	10,650
Common stock, $0.001 par value; 85,000,000 shares authorized; 49,420,768 shares issued and outstanding as of March 31, 2014 and December 31, 2013	49,422	49,422
Additional paid in capital	14,816,733	14,816,733
Accumulated deficit	(24,231,562)	(22,916,380)
Total Stockholders' Deficit	(9,354,757)	(8,039,575)

Total Liabilities and Stockholders' Deficit	$805,446	$915,735

The accompaning notes are an integral part of these condensed consolidated financial statements.

AIRPATROL CORPORATION AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
	For the Three Months Ended
	March 31,
	2014	2013
Revenue	$277,181	$109,037

Cost of revenue	54,551	12,943

Gross profit	222,630	96,094

Operating expenses
Selling	43,363	13,232
Engineering, research and development	8,123	41,930
General and administrative	1,303,187	798,330
Total operating expenses	1,354,673	853,492

Loss from operations	(1,132,043)	(757,398)

Other (income) expense
Other income	(48)	(1)
Interest expense	183,187	121,625
Total other expense	183,139	121,624

Net Loss	$(1,315,182)	$(879,022)

Net loss per common share - basic and diluted	$(0.03)	$(0.02)

Weighted average shares outstanding
-basic and diluted	49,420,768	49,310,322

The accompaning notes are an integral part of these condensed consolidated financial statements.

AIRPATROL CORPORATION AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
	For the Three Months Ended
	March 31,
	2014	2013
Cash Flows from Operating Activities:
Net loss	$(1,315,182)	$(879,022)
Adjustment to reconcile net loss to net cash used in operating activites
Depreciation and amortization	18,705	12,943
Stock based compensation	--	100,000
Accretion of debt discount	12,612	--
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	187,470	(39,213)
Inventory	(35,024)	(73,113)
Prepaid expenses	17,071	58
Other assets	(4,767)	--
Increase (decrease) in:
Accounts payable and accrued liabilities	396,690	25,433
Accrued interest payable	170,030	116,450
Accrued compensation and benefits	172,539	(12,834)
Deferred revenue	320,754	(42,486)
Deferred rent	464	--
Net Cash Used In Operating Activities	(58,638)	(791,784)

Cash Flows from Investing Activities:
Purchase of property and equipment	(3,150)	--
Net Cash Used in Investing Activities	(3,150)	--

Cash Flows from Financing Activities:
Advance from related party	--	100,000
Proceeds from notes payable	--	500,000
Cash payment of capital lease	(2,931)	--
Net Cash Provided (Used in) by Financing Activities	(2,931)	600,000

Net change in cash	$(64,719)	$(191,784)

Cash at beginning of period	80,072	256,300

Cash at end of period	$15,353	$64,516

Supplemental disclosures of cash flow information:
Cash paid for interest	$462	$342

Supplemental disclosure of nonash investing and financial activities:
Assets acquired through capital lease	$138,181	$-

The accompaning notes are an integral part of these condensed consolidated financial statements.

AIRPATROL CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)

Note 1 - Organization and Nature of Business

Overview

AirPatrol Corporation and its wholly owned subsidiary AirPatrol Research, (collectively the “Company”), is a developer of mobile device identification and locationing systems. Its flagship product, ZoneDefense, is a security platform for wireless and cellular networks that can detect, monitor and manage the behavior of smartphones, tablets, laptops and other mobile devices based on their location. AirPatrol customers include numerous government and military agencies and large enterprises around the globe. The Company was incorporated on July 28, 2005 under the laws of the State of Nevada. The Company is headquartered in the state of Maryland, has an office in the state of California, and the Company’s wholly-owned subsidiary operates in Canada.

Note 2 - Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The results of the Company’s operations for the three months ended March 31, 2014 are not necessarily indicative of the results to be expected for the year ending December 31, 2014.  These interim condensed consolidated financial statements should be read in conjunction with the Company's audited financial statements and footnotes for the years ended December 31, 2013 and 2012 included in the Sysorex Global Holdings Corp. prospectus filed with the Securities and Exchange Commission on April 10, 2014.

Note 3 - Summary of Significant Accounting Policies

Significant Accounting Policies

The Company’s complete accounting policies are described in Note 3 to the Company’s audited financial statements and footnotes for the years ended December 31, 2013 and 2012.

Principles of Consolidation

The consolidated financial statements have been prepared using the accounting records of the Company and its wholly-owned Canadian subsidiary, AirPatrol Research Corp. All material inter-company balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each of the reporting periods. Actual results could differ from those estimates.  The Company’s significant estimates are the allowance for doubtful accounts, useful life of fixed assets, valuation of stock-based compensation, derivative liabilities, and the valuation allowance for the deferred tax asset.

Inventory

Inventory consisting primarily of finished goods and raw materials is stated at the lower of cost or market utilizing the first-in, first-out method. The Company continually analyzes its slow-moving, excess and obsolete inventories and establishes reserves based on historical and projected sales volumes and anticipated selling prices. If the Company does not meet its sales expectations, these reserves are increased. Products that are determined to be obsolete are written down to net realizable value. As of March 31, 2014 and December 31, 2013, the Company has determined such reserve to be immaterial.

AIRPATROL CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)

Note 3 - Summary of Significant Accounting Policies (continued)

Comprehensive Income (Loss)

The Company reports comprehensive income (loss) and its components in its consolidated financial statements.  Comprehensive income (loss) consists of net loss and foreign currency translation adjustments affecting stockholders’ equity that, under U.S. GAAP, are excluded from net loss.  The difference between net loss as reported and comprehensive income (loss) have historically been immaterial.

Foreign Currency Translation

The Canadian Dollar is the functional currency of the AirPatrol Research Corporation. Assets and liabilities are translated based on the exchange rates at the balance sheet date, while revenue and expense accounts are translated at the average exchange rates prevailing during the year. Equity accounts are translated at historical exchange rates. The resulting translation gain and loss adjustments are accumulated as a component of other comprehensive income.

Foreign currency gains and losses resulting from transactions denominated in foreign currencies, including intercompany transactions, are included in results of operations.

Translation gains and losses were immaterial for the three months ended March 31, 2014 and 2013.

Revenue Recognition

Revenues for the three months ended March 31, 2014 and 2013 are comprised of the following:

	Three Months Ended
	March 31,
	2014	2013
Product Revenue	$84,222	$16,081
Service and maintenance	106,594	22,903
Installation and training	86,365	70,053
Total	$277,181	$109,037

Revenues are derived principally from the sale of hardware products, software bundled with hardware that is essential to the functionality of the hardware and support and maintenance arrangements to customers in the United States and internationally. The Company recognizes the revenue on sales of hardware once four criteria are met: (1) persuasive evidence of an arrangement exists, (2) the price is fixed and determinable, (3) delivery (software and hardware) or fulfillment (maintenance) has occurred, and (4) there is reasonable assurance of collection of the sales proceeds.

The Company also enters into sales transactions whereby customer orders contain multiple deliverable arrangements, and reports its multiple deliverable arrangements under ASC 605-25 “Revenue Arrangements with Multiple Deliverables” (“ASC-605-25”). The Company evaluates each deliverable in these arrangements to determine whether they represent separate units of accounting at the inception of the arrangement and considers the delivered items a separate unit of accounting if the delivered item(s) has value to the customer when it is regularly sold on a standalone basis, and there is objective and reliable evidence of the fair value of the undelivered item(s) pursuant to Subtopic 605-25. These multiple deliverable arrangements primarily consist of the following deliverables: computer hardware, software, and hardware and software maintenance services.   In situations where the Company bundles all or a portion of the separate elements, Vendor Specific Objective Evidence (“VSOE”) is determined based on prices when sold separately.  For the three months ended March 31, 2014 and 2013 revenues recognized as a result of customer contracts requiring the delivery of multiple elements were $277,181 and $109,037 respectively.

AIRPATROL CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)

Note 3 - Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Maintenance agreements allow customers to obtain technical support directly from the Company to upgrade, at no additional cost, to the latest technology if new software updates are introduced during the period that the maintenance agreement is in effect. Revenue derived from maintenance contracts primarily consists of maintenance contracts with initial contractual periods ranging from one to three years with renewal for additional periods thereafter. The Company generally bills maintenance fees in advance. The Company recognizes maintenance revenue ratably over the term of the maintenance agreement. In situations where the Company bundles all or a portion of the maintenance fee with products, VSOE for maintenance is determined based on prices when sold separately.

The Company will occasionally require an upfront deposit for significant arrangements. If the Company receives a payment from a customer prior to meeting all of the revenue recognition criteria, the payment is recorded as deferred revenue.

Net Loss Per Share

The Company computes basic and diluted earnings per share by dividing net loss by the weighted average number of common shares outstanding during the period. Basic and diluted net loss per common share were the same since the inclusion of common shares issuable pursuant to the exercise of options and warrants, conversion of convertible notes payable, and shares issued to members of the Board of Directors of the Company for services rendered in the calculation of diluted net loss per common shares would have been anti-dilutive.

The following table summarizes the number of common shares and common share equivalents excluded from the calculation of diluted net loss per common share for the quarter ended March 31, 2014 and 2013:

	For the Three Months Ended March 31,
	2014	2013
Options	10,257,285	10,232,285
Warrants	24,388,867	24,975,146
Convertible notes payable	19,567,913	30,342,404
Series A Convertible preferred stock	10,650,194	10,650,194
Totals	64,864,259	76,200,029

AIRPATROL CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)

Note 3 - Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

The U.S. Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity  (ASU 2014-08) in April 2014.  This new standard raises the threshold for disposals to qualify as discontinued operations, allows companies to have significant continuing involvement and continuing cash flows and provides for new and additional disclosures of discontinued operations and individually material disposal transactions.  The Company anticipates adopting the new standard when it becomes effective in the first quarter of 2015. The Company does not expect the adoption of ASU 2014-08 to have a material effect on its condensed consolidated financial statements.

The FASB has issued ASU No. 2014-12, Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This ASU requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered.. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company is currently evaluating the effect of the ASU on its financial position, results of operations and cash flows.

The FASB has issued ASU No. 2014-09, Revenue from Contracts with Customers. This ASU supersedes the revenue recognition requirements in Accounting Standards Codification 605 - Revenue Recognition and most industry-specific guidance throughout the Codification. The standard requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This ASU is effective on January 1, 2017 and should be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the ASU recognized at the date of initial application. The Company is currently evaluating the effect of the ASU on its financial position, results of operations and cash flows.

Subsequent Events

The Company evaluates events and/or transactions occurring after the balance sheet date and before the issue date of the condensed consolidated financial statements to determine if any of those events and/or transactions requires adjustment to or disclosure in the condensed consolidated financial statements.

Fair Value of Financial Instruments

Financial instruments consist of cash, accounts receivable, accounts payable, accrued expenses, deferred revenue, short term debt and derivative instruments. The Company determines the estimated fair value of such financial instruments presented in these financial statements using available market information and appropriate methodologies. These financial instruments are stated at their respective historical carrying amounts, which approximate fair value due to their short term nature, except derivative instruments which are marked to market at the end of each reporting period.

AIRPATROL CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)

Note 3 - Summary of Significant Accounting Policies (continued)

Derivative Liabilities

In connection with the issuance of a secured convertible promissory note, the terms of the convertible note included an embedded conversion feature; which provided for the settlement of the convertible promissory note into shares of common stock at a rate which was determined to be variable.  The Company determined that the conversion feature was an embedded derivative instrument pursuant to ASC 815 “Derivatives and Hedging”.

The accounting treatment of derivative financial instruments requires that the Company record the conversion option and related warrants at their fair values as of the inception date of the agreements and at fair value as of each subsequent balance sheet date.  As a result of entering into the convertible promissory notes, the Company is required to classify all other non-employee warrants as derivative liabilities and record them at their fair values at each balance sheet date.  Any change in fair value was recorded as a change in the fair value of derivative liabilities for each reporting period at each balance sheet date.  The Company reassesses the classification at each balance sheet date.  If the classification changes as a result of events during the period, the contract is reclassified as of the date of the event that caused the reclassification.

The fair value of an embedded conversion option that is convertible unto a fixed number of shares is recorded using the intrinsic value method and the embedded conversion option that is convertible into at variable amount of shares is deemed to be a “down-round protection” and therefore, does not meet the scope exception for treatment as a derivative under ASC 815. “Down-round protection” is not an input into the calculation of the fair value of the conversion option and therefore cannot be considered “indexed to the Company’s own stock” which is a requirement for the scope exception as outlined under ASC 815. As a result, warrants that have been reclassified to derivative liability that did not contain “down-round protection” were valued using the Black-Scholes model.  The Company’s outstanding warrants did not contain any down round protection.

The Black-Scholes option valuation model which approximated the Binomial Lattice Model is used to estimate the fair value of the warrants or options granted. The model includes subjective input assumptions that can materially affect the fair value estimates.  The model was developed for use in estimating the fair value of traded options or warrants.  The expected volatility is estimated based on the most recent historical period of time equal to the weighted average life of the warrants or options granted.

Note 4 – Inventory

Inventory at March 31, 2014 and December 31, 2013 consisted of the following:

	March 31, 2014	December 31, 2013

Raw materials	$239,245	$36,147
Finished goods	52,777	220,851
Total	$292,022	$256,998

AIRPATROL CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)

Note 5 - Fair Value

The Company determines the estimated fair value of amounts presented in these condensed consolidated financial statements using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented in the financial statements are not necessarily indicative of the amounts that could be realized in a current exchange between buyer and seller. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. These fair value estimates were based upon pertinent information available as of March 31, 2014 and  December 31, 2013. As of those dates, the carrying value of all amounts approximates fair value.

The Company has categorized its assets and liabilities at fair value based upon the following fair value hierarchy:

●	Level 1 - Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
●
Level 2 - Inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

●	Level 3 - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair measurements requires judgment and considers factors specific to each asset or liability.

Both observable and unobservable inputs may be used to determine the fair value of positions that are classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in historical company data) inputs.

AIRPATROL CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)

Note 5 - Fair Value (continued)

The following are the major categories of assets and liabilities that were measured at fair value during the three months ended March 31, 2014 and December 31, 2013, using quoted prices in active markets for identical assets (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3):

	Quoted Prices In Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at March 31, 2014
Embedded conversion feature	$--	$--	$74,065	$74,065
Warrant and option liability	--	--	531,146	531,146
March 31, 2014	$--	$--	$605,211	$605,211

	Quoted Prices In Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2013
Embedded conversion feature	$--	$--	$74,065	$74,065
Warrant and option liability	--	--	531,146	531,146
December 31, 2013	$--	$--	$605,211	$605,211

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques, and at least one significant model assumption or input is unobservable. The Company’s Level 3 liabilities consist of derivative liabilities associated with the convertible debt that contains an indeterminable conversion share price and the tainted warrants as the Company cannot determine if it will have sufficient authorized common stock to settle such arrangements.

Assumptions utilized in the development of Level 3 liabilities as of and during the year ended March 31, 2014 are described in Note 9 of  the Company’s audited financial statements and footnotes for the years ended December 31, 2013 and 2012.

AIRPATROL CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)

Note 5 - Fair Value (continued)

The following table provides a summary of the changes in fair value, including net transfers in and/or out, of all financial assets measured at fair value on a recurring basis using significant unobservable inputs during the three months ended March 31, 2014. For the three months ended March 31, 2014 the change in the fair value of derivative liability deems to be immaterial.

	Warrant Liability	Embedded Conversion Feature	Total
Balance – December 31, 2013	$531,146	$74,065	$605,211
Included in debt discount	--	--	--
Change in fair value of derivative liability	--	--	--
Balance – March 31, 2014	$531,146	$74,065	$605,211

The following table provides a summary of the changes in fair value, including net transfers in and/or out, of all financial assets measured at fair value on a recurring basis using significant unobservable inputs during the year ended December 31, 2013.

	Warrant Liability	Embedded Conversion Feature	Total
Balance - January 1, 2013	$--	$--	$--
Included in debt discount	184,401	22,837	207,238
Change in fair value of derivative liability	346,745	51,228	397,973
Balance – December 31, 2013	$531,146	$74,065	$605,211

Note 6 - Credit Risk and Concentrations

Financial instruments that subject the Company to credit risk consist principally of trade accounts receivable and cash. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits at financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. Cash is also maintained at a foreign financial institution for its majority-owned subsidiary which had a balance of approximately $1,000 as of March 31, 2014. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.

As of March 31, 2014, Customer F represented 100% of total accounts receivable.

AIRPATROL CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)

Note 6 - Credit Risk and Concentrations (continued)

The following table sets forth the percentages of revenue derived by the Company from those customers which accounted for at least 10% of revenues during the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31, 2014		Three Months Ended March 31, 2013
	$	%	$	%
Customer A	174,651	63%
Customer B	--	--	20,930	19%
Customer C	--	--	14,779	14%
Customer D	--	--	13,097	12%
Customer E	--	--	11,176	10%

For quarter ended March 31, 2014, two vendors represented approximately 58% and 36% of total purchases.  For quarter ended March 31, 2013, one vendor represented approximately 98% of total purchases.

Note 7 - Foreign Operations

The Company’s operations are located primarily in the United States and Canada. Revenues by geographic area are attributed by country of domicile of our subsidiaries. The financial data by geographic area are as follows:

	United
	States	Canada	Eliminations	Total
Three Months Ended March 31, 2014 :
Revenues by geographic area	$267,584	$9,597	$-	$277,181
Depreciation expense	$15,754	$2,951	$-	$18,705
Operating loss by geographic area	$(904,070)	$(227,973)	$-	$(1,132,043)
Net loss by geographic area	$(1,087,057)	$(228,125)	$-	$(1,315,182)

Three Months Ended March 31, 2013 :
Revenues by geographic area	$67,841	$41,196	$-	$109,037
Depreciation expense	$9,751	$3,192	$-	$12,943
Operating loss by geographic area	$(605,984)	$(151,414)	$-	$(757,398)
Net loss by geographic area	$(727,770)	$(151,252)	$-	$(879,022)

	United
	States	Canada	Eliminations	Total
As of March 31, 2014 :
Fixed assets by geographic area – net	$206,311	$29,565	$-	$235,876
Identifiable assets by geographic area	$683,385	$122,061	$-	$805,446

AIRPATROL CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(UNAUDITED)

Note 8 - Commitments and Contingencies

Capital Lease

As of March 31, 2014, the Company had an outstanding capital lease for furniture. The lease calls for fixed monthly payments of $2,552 plus any sales, use, excise, personal property or other taxes or assessments incurred for 60 months commencing in March 2014. The Company leases its property and equipment generally over periods ranging up to five years.

The following is an analysis of leased assets included in property and equipment at March 31, 2014.

Furniture	135,250

The following is a schedule by years of future minimum payments required under capital leases together with their present value at March 31, 2014:

2014	$22,968
2015	30,624
2016	30,624
2017	30,264
2018 and thereafter	35,728
Total minimum lease payments	$150,568
Less interest	(15,120)
Present value of minimum lease payments	135,250
Less: current portion	(30,624)
Long term portion	104,626

Litigation

From time to time the Company is subject to litigation in the ordinary course of business. Management believes that the Company has adequate insurance coverage and accrues loss contingencies for all known matters that are probable and can be reasonably estimated and that the resolution of any such items will not have a material effect upon the Company's financial position or results of operations. During the three months ended March 31, 2014, the Company has not been involved in any litigation.

Note 9 - Subsequent Events

On December 20, 2013, the Company entered into an Agreement of Plan and Merger (the “Merger Agreement”) whereby Sysorex Global Holdings Corp. (“Sysorex”) would acquire 100% of the capital stock of the Company for a purchase price equal to (a) $10,000,000 in cash, subject to certain adjustments, allocated to and among certain creditors, payees, holders of the Company’s issued and outstanding capital stock and (b) 4,000,000 shares of Sysorex’s common stock, of which 1,600,000 shall be held in escrow for one year, as security to satisfy any indemnity claims that may be owed by the Company’s shareholders to Sysorex (the “Merger Consideration”). The Merger Consideration also includes an earnout, half of the value of which shall be in stock and the other half in cash (unless otherwise agreed or required pursuant to the Merger Agreement) payable to the shareholders of the Company in 2015 in accordance with the following formula: if for the five quarter period ending March 31, 2015, the Company’s Net Income meets or exceeds $3,500,000, Sysorex shall pay to the Company’s shareholders an earnout payment equal to (i) the Company’s Net Income, divided by $5,000,000, times (ii) $10,000,000, provided that the total earnout payment shall not exceed $10,000,000. The closing of the Merger is conditioned upon the consummation of an initial public offering of Sysorex’s common stock with gross proceeds of at least $10,000,000 on terms acceptable to Sysorex and certain other customary conditions. The acquisition was completed on April 21, 2014 with an effective date of April 16, 2014.

Pursuant to a loan agreement dated as of August 30, 2013, Sysorex Global Holdings Corp. loaned AirPatrol $1,000,000 evidenced by a secured promissory note due April 29, 2014, as amended on February 28, 2014. Upon the closing of the merger on April 18, 2014, the note became due and payable. On the closing date, AirPatrol repaid the principal and interest of the note totaling $1,047,781 as a deduction from merger consideration, consisting of $1,000,000 in principal and $47,781 in interest.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
AirPatrol Corporation

We have audited the accompanying consolidated balance sheets of AirPatrol Corporation and its Subsidiary (the “Company”) as of December 31, 2013 and 2012, and the related statements of operations, changes in shareholders’ deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AirPatrol Corporation and Subsidiary as of December 31, 2013 and 2012, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has had recurring losses, and has a working capital and shareholders’ deficit as of December 31, 2013 and 2012. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum LLP
New York, NY
March 12, 2014

AIRPATROL CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31, 2013	December 31, 2012
Assets
Current Assets
Cash	$80,072	$256,300
Certificate of deposit – restricted	90,000	-
Accounts receivable, net	208,470	10,323
Inventory	256,998	201,730
Prepaid expenses	149,003	25,372
Total Current Assets	784,543	493,725

Property and Equipment, net	116,696	79,287

Other Assets	14,496	12,483

Total Assets	$915,735	$585,495
Liabilities and Shareholders' Deficit

Current Liabilities:
Accounts payable and accrued liabilities	$1,718,626	$1,216,174
Accrued interest payable	892,895	304,320
Accrued compensation and benefits	346,480	288,849
Deferred revenue	187,523	143,631
Deferred rent	1,854	-
Loans payable - related party	69,068	-
Notes payable	1,000,000	-
Derivative liabilities	605,211	-
Convertible notes payable	3,330,000	2,480,000
Total Current Liabilities	8,151,657	4,432,974

Long-Term Liabilities:
Deferred revenue - net of current portion	-	5,547
Deferred rent - net of current portion	39,733	-
Notes payable - net of current portion	100,000	-
Convertible notes payable - net of current portion and debt discount of $168,222 and $2,234	663,920	499,766

Total Liabilities	8,955,310	4,938,287

Commitments and Contingencies

Shareholders' Deficit
Series A Convertible Preferred stock, $0.001 par value; 15,000,000 shares authorized; 10,650,194 shares issued and outstanding as of December 31, 2013 and 2012; Liquidation preference $2,982,054 and $2,982,054 as of December 31, 2013 and 2012	10,650	10,650
Common stock, $0.001 par value; 85,000,000 shares authorized; 49,420,768 and 49,065,762 shares issued and outstanding as of December 31, 2013 and 2012	49,422	49,067
Additional paid in capital	14,816,733	14,748,185
Accumulated deficit	(22,916,380)	(19,160,694)
Total Shareholders' Deficit	(8,039,575)	(4,352,792)

Total Liabilities and Shareholders' Deficit	$915,735	$585,495

The accompanying notes are an integral part of these consolidated financial statements.

AIRPATROL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended
	December 31, 2013	December 31, 2012

Revenue	$1,362,572	$719,970

Cost of revenue	313,463	223,368

Gross profit	1,049,109	496,602

Operating expenses
Selling	152,155	125,096
Engineering, research and development	95,489	665,217
General and administrative	3,501,817	2,853,203
Total operating expenses	3,749,461	3,643,516

Loss from operations	(2,700,352)	(3,146,914)

Other (income) expense:
Interest income	(41)	(16)
Interest expense	657,402	392,472
Change in fair value of derivative liabilities	397,973	(2,872)

Total other expense	1,055,334	389,584

Net loss	$(3,755,686)	$(3,536,498)

Net loss per common share - basic and diluted	$(0.08)	$(0.08)

Weighted average number of common shares outstanding - basic and diluted	49,393,535	43,364,510

The accompanying notes are an integral part of these consolidated financial statements.

AIRPATROL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Series A				Additional
	Preferred Stock		Common Stock		Paid-In	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance, December 31, 2011	10,650,194	$10,650	43,038,624	$43,040	$13,044,530	$(15,624,196)	$(2,525,976)

Conversion of debt to common stock	-	-	5,743,133	5,743	1,612,011	-	1,617,754

Issuance of common stock for services	-	-	284,005	284	79,716	-	80,000

Issuance of common stock options for services	-	-	-	-	11,928	-	11,928

Net loss	-	-	-	-	-	(3,536,498)	(3,536,498)

Balance, December 31, 2012	10,650,194	10,650	49,065,762	49,067	14,748,185	(19,160,694)	(4,352,792)

Issuance of common stock for services	-	-	355,006	355	63,156	-	63,511

Issuance of common stock options for services	-	-	-	-	5,392	-	5,392

Net loss	-	-	-	-	-	(3,755,686)	(3,755,686)

Balance, December 31, 2013	10,650,194	$10,650	49,420,768	$49,422	$14,816,733	$(22,916,380)	$(8,039,575)

The accompanying notes are an integral part of these consolidated financial statements.

AIRPATROL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2013	December 31, 2012
Cash Flows From Operating Activities:
Net loss	$(3,755,686)	$(3,536,498)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	60,382	41,471
Stock based compensation	68,903	91,928
Accretion of debt discount	41,250	638
Change in fair value of derivative liabilities	397,973	(2,872)
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(198,147)	37,023
Prepaid expenses	(123,631)	10,513
Inventory	(55,268)	(90,862)
Other assets	(2,013)	(6,106)
Increase (decrease) in:
Accounts payable and accrued liabilities	502,452	146,265
Accrued interest payable	588,575	379,327
Accrued compensation and benefits	57,631	186,531
Deferred revenue	38,345	49,201
Deferred rent	41,587	-
Net Cash Used in Operating Activities	(2,337,647)	(2,693,441)

Cash Flows From Investing Activities:
Purchase of property and equipment	(97,791)	(62,633)
Certificate of deposit – restricted	(90,000)	-
Net Cash Used in Investing Activities	(187,791)	(62,633)

Cash Flows From Financing Activities:
Proceeds from related party loans	150,000	-
Repayment of related party loans	(80,932)	-
Proceeds from notes payable	1,100,000	-
Repayment of convertible notes	(250,000)	-
Proceeds from convertible notes	1,430,142	2,580,000
Net Cash Provided by Financing Activities	2,349,210	2,580,000

Net change in cash	(176,228)	(176,074)

Cash at beginning of year	256,300	432,374

Cash at end of year	$80,072	$256,300

Supplemental disclosures of cash flow information:
Cash paid for interest	$27,693	$-
Cash paid for taxes	$-	$-

Supplemental disclosure of non-cash investing and financing activities:

Debt discount recorded on convertible debt and warrants accounted for as derivative liabilities	$207,238	$-
Conversion of convertible notes to common stock	$-	$1,617,755

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 - Organization and Nature of Business

Overview

AirPatrol Corporation and AirPatrol Research (collectively the “Company”), is a developer of mobile device identification and locationing systems. Its flagship product, ZoneDefense, is a security platform for wireless and cellular networks that can detect, monitor and manage the behavior of smartphones, tablets, laptops and other mobile devices based on their location. AirPatrol customers include numerous government and military agencies and large enterprises around the globe. The Company was incorporated on July 28, 2005 under the laws of the State of Nevada. The Company is headquartered in the state of Maryland, has an office in the state of California, and the Company’s wholly-owned subsidiary operates in Canada.

Acquisition of AirPatrol Corporation

On December 20, 2013, the Company entered into an Agreement of Plan and Merger (the “Merger Agreement”) whereby Sysorex Global Holdings Corp. (“Sysorex”) would acquire 100% of the capital stock of the Company for a purchase price equal to (a) $10,000,000 in cash, subject to certain adjustments, allocated to and among certain creditors, payees, holders of the Company’s issued and outstanding capital stock and (b) 4,000,000 shares of Sysorex’s common stock, of which 1,600,000 shall be held in escrow for one year, as security to satisfy any indemnity claims that may be owed by the Company’s shareholders to Sysorex (the “Merger Consideration”). The Merger Consideration also includes an earnout, half of the value of which shall be in stock and the other half in cash (unless otherwise agreed or required pursuant to the Merger Agreement) payable to the shareholders of the Company in 2015 in accordance with the following formula: if for the five quarter period ending March 31, 2015, the Company’s Net Income meets or exceeds $3,500,000, Sysorex shall pay to the Company’s shareholders an earnout payment equal to (i) the Company’s Net Income, divided by $5,000,000, times (ii) $10,000,000, provided that the total earnout payment shall not exceed $10,000,000. The closing of the Merger is conditioned upon the consummation of an initial public offering of Sysorex’s common stock with gross proceeds of at least $10,000,000 on terms acceptable to Sysorex and certain other customary conditions. The Company can give no assurance that the terms and conditions will be met and the transaction will close.

Note 2 - Going Concern Matters

As reflected in the accompanying financial statements, the Company has recurring net losses and incurred a net loss and used net cash in operations of $3,755,686 and $2,337,647, respectively, for the year ended December 31, 2013.  In addition, the Company has an accumulated deficit of $22,916,380 as of December 31, 2013. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of operations. The ability of the Company to continue its operations is dependent on Management’s plans, which include the raising of capital through debt and/or equity markets with some additional funding from other traditional financing sources, including term notes, until such time that funds provided by operations are sufficient to fund working capital requirements. The Company may need to incur additional liabilities with certain related parties to sustain the Company’s existence.  If the Company were not to continue as a going concern, it would likely not be able to realize on its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the financial statements. There can be no assurances that the Company will be successful in generating additional cash from equity or other sources to be used for operations. The financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company not be successful in obtaining the necessary financing to fund its operations, the Company would need to curtail certain or all operational activities and/or contemplate the sale of its assets if necessary.

Note 3 - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements have been prepared using the accounting records of the Company and its wholly-owned Canadian subsidiary, AirPatrol Research Corp. All material inter-company balances and transactions have been eliminated.

Note 3 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each of the reporting periods. Actual results could differ from those estimates.  The Company’s significant estimates are the valuation of stock-based compensation, derivative liabilities, and the valuation allowance for the deferred tax asset.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, checking accounts, money market accounts and temporary investments, with maturities of three months or less when purchased. As of December 31, 2013 and 2012 the Company had no cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are stated at the amount the Company expects to collect. The Company recognizes an allowance for doubtful accounts to ensure accounts receivables are not overstated due to uncollectibility. Bad debt reserves are maintained for various customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience.  An additional reserve for individual accounts is recorded when the Company becomes aware of a customer’s inability to meet its financial obligation, such as in the case of bankruptcy filings, or deterioration in the customer’s operating results or financial position.  If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted.  The Company’s allowance for doubtful accounts as of December 31, 2013 and 2012 was not material.

Inventory

Inventory consisting primarily of finished goods and raw materials is stated at the lower of cost or market utilizing the first-in, first-out method. The Company continually analyzes its slow-moving, excess and obsolete inventories and establishes reserves based on historical and projected sales volumes and anticipated selling prices. If the Company does not meet its sales expectations, these reserves are increased. Products that are determined to be obsolete are written down to net realizable value. As of December 31, 2013 and 2012, the Company has not recorded an allowance for inventory.

Property and Equipment

Property and equipment are recorded at cost.  The Company depreciates its property and equipment for financial reporting purposes using the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years.  Leasehold improvements are amortized over the lesser of the useful life of the asset, or the initial lease term.  Expenditures for maintenance and repairs, which do not extend the economic useful life of the related assets, are charged to operations as incurred, and expenditures, which extend the economic life, are capitalized.  When assets are retired, or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Impairment of Long-Lived Assets

The Company assesses the recoverability of its long-lived assets, including property and equipment, when there are indications that the assets might be impaired. When evaluating assets for potential impairment, the Company compares the carrying value of the asset to its estimated undiscounted future cash flows.  If an asset’s carrying value exceeds such estimated cash flows (undiscounted and with interest charges), the Company records an impairment charge for the difference.

Based on its assessments, the Company did not record any impairment charges for the years ended December 31, 2013 and 2012.

Note 3 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Income tax benefits are recognized when it is probable that the deduction will be sustained.  A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will either expire before the Company is able to realize the benefit, or that future deductibility is uncertain.

Deferred Rent Expense

The Company has operating leases which contain predetermined increases and rent holidays in the rentals payable during the term of such leases.  For these leases, the aggregate rental expense over the lease term is recognized on a straight-line basis over the lease term.  The difference between the expense charged to operations in any year and the amount payable under the lease during that year is recorded as deferred rent expense on the Company’s balance sheet, which will reverse over the lease term.

Foreign Currency Translation

The U.S. dollar is the functional currency of the Company and its subsidiaries. Monetary assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transactions. Revenues and expenses are translated to U.S. dollars at rates approximating exchange rates in effect at the time of the transactions. Translation exchange gains and losses resulting from the period-end translation of assets and liabilities denominated in foreign currencies are recorded in other comprehensive income or loss, on the statement of equity. Transaction gains or losses are recognized through earnings.

Transaction and translation gains and losses were immaterial for the years ended December 31, 2013 and 2012.

Comprehensive Income (Loss)

The Company reports comprehensive income (loss) and its components in its consolidated financial statements.  Comprehensive income (loss) consists of net loss and foreign currency translation adjustments affecting stockholders’ equity that, under U.S. GAAP, are excluded from net loss.  The difference between net loss as reported and comprehensive income (loss) have historically been immaterial.

Revenue Recognition

Revenues for the years ended December 31, 2013 and 2012 are comprised of the following:

	Year Ended
	December 31,
	2013	2012
Product Revenue	$959,902	$513,651
Service and maintenance	289,501	179,990
Installation and training	113,169	26,329
Total	$1,362,572	$719,970

Revenues are derived principally from the sale of hardware products, software bundled with hardware that is essential to the functionality of the hardware and support and maintenance arrangements to customers in the United States and internationally. The Company recognizes the revenue on sales of hardware once four criteria are met: (1) persuasive evidence of an arrangement exists, (2) the price is fixed and determinable, (3) delivery (software and hardware) or fulfillment (maintenance) has occurred, and (4) there is reasonable assurance of collection of the sales proceeds.

Note 3 - Summary of Significant Accounting Policies (continued)

The Company also enters into sales transactions whereby customer orders contain multiple deliverable arrangements, and reports its multiple deliverable arrangements under ASC 605-25 “Revenue Arrangements with Multiple Deliverables” (“ASC-605-25”). The Company evaluates each deliverable in these arrangements to determine whether they represent separate units of accounting at the inception of the arrangement and considers the delivered items a separate unit of accounting if the delivered item(s) has value to the customer when it is regularly sold on a standalone basis, and there is objective and reliable evidence of the fair value of the  undelivered item(s) pursuant to Subtopic 605-25. These multiple deliverable arrangements primarily consist of the following deliverables: computer hardware, software, and hardware and software maintenance services.   In situations where the Company bundles all or a portion of the separate elements, Vendor Specific Objective Evidence (“VSOE”) is determined based on prices when sold separately.  For the years ended December 31, 2013 and 2012 revenues recognized as a result of customer contracts requiring the delivery of multiple elements were $1,362,572 and $719,970 respectively.

Maintenance agreements allow customers to obtain technical support directly from the Company to upgrade, at no additional cost, to the latest technology if new software updates are introduced during the period that the maintenance agreement is in effect. Revenue derived from maintenance contracts primarily consists of maintenance contracts with initial contractual periods ranging from one to three years with renewal for additional periods thereafter. The Company generally bills maintenance fees in advance. The Company recognizes maintenance revenue ratably over the term of the maintenance agreement. In situations where the Company bundles all or a portion of the maintenance fee with products, VSOE for maintenance is determined based on prices when sold separately.

The Company will occasionally require an upfront deposit for significant arrangements. If the Company receives a payment from a customer prior to meeting all of the revenue recognition criteria, the payment is recorded as deferred revenue.

Engineering, Research and Development

Engineering, research and development costs consist primarily of professional fees. All engineering, research and development costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred.  Advertising costs, which are included in selling, general and administrative expenses, were deemed to be nominal during each of the reporting periods.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and are included in Cost of Revenue on the consolidated statements of operations.

Stock-Based Compensation

The Company accounts for options and warrants granted to employees by measuring the cost of services received in exchange for the award of equity instruments based upon the fair value of the award on the date of grant.  The fair value of that award is then ratably recognized as expense over the period during which the recipient is required to provide services in exchange for that award.

Options and warrants granted to consultants and other non-employees are recorded at fair value as of the grant date and subsequently adjusted to fair value at the end of each reporting period until such options and warrants vest, and the fair value of such instruments, as adjusted, is expensed over the related vesting period.

Note 3 - Summary of Significant Accounting Policies (continued)

The Company incurred stock-based compensation charges of $68,903 and $91,928 for the years ended December 31, 2013 and 2012, respectively. The following table summarizes the nature of such charges which are included in general and administrative expenses for the years ended December 31, 2013 and 2012:

	For the Year Ended December 31,
	2013	2012
Compensation	$5,392	$11,928
Professional fees	63,511	80,000
Total	$68,903	$91,928

Net Loss Per Share

The Company computes basic and diluted earnings per share by dividing net loss by the weighted average number of common shares outstanding during the period. Basic and diluted net loss per common share were the same since the inclusion of common shares issuable pursuant to the exercise of options and warrants, conversion of convertible notes payable, and shares issued to members of the Board of Directors of the Company for services rendered in the calculation of diluted net loss per common shares would have been anti-dilutive.

The following table summarizes the number of common shares and common share equivalents excluded from the calculation of diluted net loss per common share for the years ended December 31, 2013 and 2012:

	2013	2012
Options	10,257,285	12,698,957
Warrants	24,388,867	23,200,113
Convertible notes payable	19,567,913	29,454,886
Series A Convertible preferred stock	10,650,194	10,650,194
Totals	64,864,259	76,004,150

Fair Value of Financial Instruments

Financial instruments consist of cash, accounts receivable, accounts payable, accrued expenses, deferred revenue, short term debt and derivative instruments. The Company determines the estimated fair value of such financial instruments presented in these financial statements using available market information and appropriate methodologies. These financial instruments are stated at their respective historical carrying amounts, which approximate fair value due to their short term nature, except derivative instruments which are marked to market at the end of each reporting period.

Derivative Liabilities

In connection with the issuance of a secured convertible promissory note, the terms of the convertible note included an embedded conversion feature; which provided for the settlement of the convertible promissory note into shares of common stock at a rate which was determined to be variable.  The Company determined that the conversion feature was an embedded derivative instrument pursuant to ASC 815 “Derivatives and Hedging”.

The accounting treatment of derivative financial instruments requires that the Company record the conversion option and related warrants at their fair values as of the inception date of the agreements and at fair value as of each subsequent balance sheet date.  As a result of entering into the convertible promissory notes, the Company is required to classify all other non-employee warrants as derivative liabilities and record them at their fair values at each balance sheet date.  Any change in fair value was recorded as a change in the fair value of derivative liabilities for each reporting period at each balance sheet date.  The Company reassesses the classification at each balance sheet date.  If the classification changes as a result of events during the period, the contract is reclassified as of the date of the event that caused the reclassification.

Note 3 - Summary of Significant Accounting Policies (continued)

The fair value of an embedded conversion option that is convertible unto a fixed number of shares is recorded using the intrinsic value method and the embedded conversion option that is convertible into at variable amount of shares is deemed to be a “down-round protection” and therefore, does not meet the scope exception for treatment as a derivative under ASC 815. “Down-round protection” is not an input into the calculation of the fair value of the conversion option and therefore cannot be considered “indexed to the Company’s own stock” which is a requirement for the scope exception as outlined under ASC 815. As a result, warrants that have been reclassified to derivative liability that did not contain “down-round protection” were valued using the Black-Scholes model.  The Company’s outstanding warrants did not contain any down round protection.

The Black-Scholes option valuation model which approximated the Binomial Lattice Model is used to estimate the fair value of the warrants or options granted. The model includes subjective input assumptions that can materially affect the fair value estimates.  The model was developed for use in estimating the fair value of traded options or warrants.  The expected volatility is estimated based on the most recent historical period of time equal to the weighted average life of the warrants or options granted.

Subsequent Events

The Company evaluates events and/or transactions occurring after the balance sheet date and before the issue date of the condensed consolidated financial statements to determine if any of those events and/or transactions require adjustment to or disclosure in the condensed consolidated financial statements.

Note 4 – Certificate of Deposit - Restricted

Restricted cash as of December 31, 2013 included cash on deposit with the Company’s clearing organization.

Note 5 - Inventory

Inventory at December 31, 2013 and 2012 consisted of the following:

	2013	2012
Raw materials	$36,147	$--
Finished goods	220,851	201,730
Total	$256,998	$201,730

Note 6 - Property and Equipment

Property and equipment at December 31, 2013 and 2012 consisted of the following:

	2013	2012
Computer equipment	$160,145	$143,216
Furniture and equipment	11,746	5,721
Leasehold improvements	59,073	8,865
Software	81,513	57,155
Test equipment	54,087	54,215
Total	366,564	269,172
Less: accumulated depreciation and amortization	(249,868)	(189,885)
Total Property and Equipment – Net	$116,696	$79,287

Depreciation and amortization expense was $60,382 and $41,471 for the years ended December 31, 2013 and 2012, respectively.

Note 7 – Loans Payable – Related Party

On February 12, 2013 and April 9, 2013, the Chairman of the Board and largest shareholder of the Company loaned the Company $100,000 and $50,000, respectively. The loans accrue interest at a rate of 30% per annum and mature on the earlier of the one year anniversary of the loan or a change of control of the Company as defined in the agreement. During October 2013 the Company repaid $80,932 of the February advance of $100,000. As of December 31, 2013, the Company had outstanding balances of principal and accrued interest of $19,068 and $1,411 and $50,000 and $10,932 due to the related party on the February and April advances, respectively.

Note 8 - Notes Payable

During the year ended December 31, 2013, the Company entered into three notes payable agreements for gross proceeds of $1,350,000 as follows:

	Maturity	Interest		December 31,
Note Date	Date	Rate	Proceeds	2013	2012

May 13, 2013	July 10, 2013	8.00%	$250,000	$-	$-	(1)(2)
September 10, 2013	April 29, 2014	8.00%	1,000,000	1,000,000	-	(3)
September 20, 2013	December 31, 2017	8.00%	100,000	100,000	-	(4)
			$1,350,000	$1,100,000	$-

(1)	Note was repaid by the Company.
(2)	Note included warrants for the purchase of 500,000 shares of the Company's common stock.
(3)	Note received from Sysorex Global Holdings Corp. matures on April 29, 2014 and is secured by all of the assets of the Company.
(4)	Note received from Howard County Economic Development Authority (Maryland) as incentive to relocate the Company office to the county. The note is unsecured and matures on December 31, 2017.

Note 9 - Convertible Notes Payable

	Interest		December 31,
Note Date	Rate	Proceeds	2013	2012

2013 Notes	8% - 20%	$1,430,142	$1,180,142	$-	(1)
2012 Notes	20%	$2,580,000	1,580,000	1,580,000	(2)
2011 Notes	20%	$2,692,000	1,402,000	1,402,000	(3)
			4,162,142	2,982,000

	Less current maturities		3,330,000	2,480,000

	Less debt discount		168,222	2,234
			$663,920	$499,766

(1)
During the year ended December 31, 2013, the Company issued secured convertible promissory notes (“2013 Notes”) and received proceeds of approximately $1,430,000.  The 2013 Notes accrue interest at the rates of 8% and 20%, are secured by the assets of the Company and mature on various dates through June 30, 2016. In July 2013, the Company repaid one of the convertible notes which had an outstanding balance of $250,000.

In connection with the issuance of the 2013 Notes and the $250,000 unsecured note, the Company also issued warrants for the purchase of 2,769,004 and 532,510 shares of the Company’s common stock, respectively, at an exercise price of $0.28 per share through June 30, 2016.  Therefore, since the embedded conversion feature of the convertible promissory note must be accounted for as a derivative instrument, these warrants must also be accounted for as derivative instruments. As a result of entering into the convertible promissory notes described above, all other non-employee warrants issued by the Company must also be classified and accounted for as derivative financial instruments.

Note 9 - Convertible Note Payable (continued)

The Notes are also convertible at any time at the option of the holder into shares of the Company’s common stock at a conversion price of the lower of $0.28 per share or the per share price from a new offering. Therefore, since this embedded conversion feature provides for the settlement of this convertible promissory note with shares of common stock at a rate which is variable in nature, this embedded conversion feature must be classified and accounted for as a derivative financial instrument. During 2012, the Company issued a total of 5,743,133 shares of common stock to note holders upon the settlement of unsecured notes of principal of $1,490,000 and accrued interest of $127,754.

(2)
During the year ended December 31, 2012, the Company issued secured convertible promissory notes (“2012 Notes”) and received proceeds of $1,330,000.  The 2012 Notes accrue interest at the rate of 20%, are secured by the assets of the Company, matured on December 31, 2012, and could be prepaid without penalty at any time. As of December 31, 2013, the Company was not in compliance with the terms of these notes due to non-payment of principal and interest. However, the note holders have not issued to the Company a formal notice of default.

In connection with the issuance of the 2012 Notes, the Company also issued warrants for the purchase of 8,271,650 shares of the Company’s common stock at an exercise price of $0.28 per share through June 28, 2017.  Therefore, since the embedded conversion feature of the convertible promissory note must be accounted for as a derivative instrument, these warrants must also be accounted for as derivative instruments. As a result of entering into the convertible promissory note described above, all other non-employee warrants issued by the Company must also be classified and accounted for as derivative financial instruments.

On January 24, 2012 and March 12, 2012, the Company entered into two unsecured convertible notes payable agreements with the same party for gross proceeds of $1,000,000. The notes accrued interest 8% per annum and were converted on December 30, 2012 to 3,796,721 shares of common stock. The Company also entered into a third unsecured convertible notes payable agreement for $250,000. This note accrues interest at 8% per annum and matures on June 30, 2016.

(3)	During the year ended December 31, 2012, $490,000 of the 2011 Notes were converted to common stock.

The Notes are also convertible at any time at the option of the holder into shares of the Company’s common stock at a conversion price of the lower of $0.28 per share or the per share price from a new offering. Therefore, since this embedded conversion feature provides for the settlement of this convertible promissory note with shares of common stock at a rate which is variable in nature, this embedded conversion feature must be classified and accounted for as a derivative financial instrument. During 2012, the Company issued a total of 5,743,133 shares of common stock to note holders upon the settlement of unsecured notes of principal of $1,490,000 and accrued interest of $127,754.

Generally accepted accounting principles require that:

a)
Derivative financial instruments be recorded at their fair value on the date of issuance and then adjusted to fair value at each subsequent balance sheet date with any change in fair value reported in the statement of operations; and

b)	The classification of derivative financial instruments be reassessed as of each balance sheet date and, if appropriate, be reclassified as a result of events during the reporting period then ended.

The fair value of the Notes’ embedded conversion feature and the warrants, $74,065 and $531,146, respectively, aggregated $605,211. Consequently, upon issuance of the 2013 and 2012 Notes, debt discounts of $207,238 and $3,504 were recorded and the differences of $41,250 and $638, representing the fair value of the conversion feature and the warrants in excess of the debt discount, were immediately charged to interest expense for the years ended December 31, 2013 and 2012, respectively.  The debt discount will be amortized over the earlier of (i) the term of the debt or (ii) conversion of the debt, using the straight-line method which approximates the interest method. The amortization of debt discount is included as a component of interest expense in the condensed consolidated statements of operations. There were unamortized debt discounts of $168,222 and $2,234 as of December 31, 2013 and 2012, respectively.

Note 9 - Convertible Note Payable (continued)

The fair value of the embedded conversion feature and the warrants was estimated using the Black-Scholes option-pricing model, which was not materially different from the binomial lattice model.  Key assumptions used to apply this pricing model during the year ended December 31, 2013 were as follows:

Risk-free interest rate	0.25% to 3.77%
Expected life of option grants	0 to 4.8 years
Expected volatility of underlying stock	41% to 47%
Dividends	$0

Key assumptions used to apply this pricing model during the year ended December 31, 2012 were as follows:

Risk-free interest rate	1.22% to 1.60%
Expected life of option grants	0 to 4.5 years
Expected volatility of underlying stock	34%
Dividends	$0

The expected stock price volatility for the Company’s stock options was determined by the historical volatilities for industry peers and used an average of those volatilities.  Risk free interest rates were obtained from U.S. Treasury rates for the applicable periods. The options have expected lives ranging from 0 to 5 years and contractual lives of 10 years.

The Company’s minimum debt payments with respect to related party payable, notes payable and convertible notes payable are as follows:

For the years ending December 31,
2014	$4,399,068
2015	330,142
2016	502,000
2017	100,000
$5,331,210

Note 10 - Preferred Stock

The Company is authorized to issue 15,000,000 shares of preferred stock with a par value of $0.001 of which 10,650,194 have been designated as Series A Preferred Stock. The preferred stock has a liquidation preference of $0.28 per share and is convertible at the option of the holder into one share of common. The Series A Convertible Preferred Stock carries an automatic conversion provision into common stock prior to the closing of a qualified financing as defined in the articles of incorporation. Under the terms of the articles of incorporation, the holders of the Series A Preferred Stock shall be entitled to receive non-cumulative dividends of 6% out of the funds legally available upon the declaration by the Board of Directors. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of each share of Series A convertible preferred stock then outstanding shall be paid, out of the assets of the Company available for distribution to its stockholders, an amount equal to the face value per share, plus an amount equal to all accrued and unpaid dividends before any amount shall be distributed among the holders of common stock. The Series A Convertible Preferred Stock have no redemption provisions. As of December 31, 2013, the Company has not declared non-cumulative dividends on the preferred stock.

Note 11 - Common Stock

On January 28, 2013, the Company issued 355,006 shares of fully vested common stock for $0.18 per share for consulting services. Accordingly, the Company recorded an expense of $63,511 for the fair value of these issuances.

Note 11 - Common Stock (continued)

On January 12, 2012, the Company issued 284,005 shares of fully vested common stock for $0.28 per share for consulting services. Accordingly, the Company recorded an expense of $80,000 for the fair value of these issuances.

On December 30, 2012, the Company issued 5,743,133 shares of common stock to note holders for the settlement of $1,490,000 of principal and $127,754 of accrued interest.

Note 12 - Options

During the year ended December 31, 2013, the Company granted 25,000 of stock options to an advisory board member for services provided.  The stock options were fully vested on the date of the grant and have a life of ten years.  The options have an exercise price of $0.28 per share. On the date of the award, the Company valued the stock options using the Black-Scholes option valuation model and incurred a stock-based compensation charge of $5,392.

During the year ended December 31, 2012, the Company granted 6,432,598 of stock options to employees and non-employees for services provided.  The stock options were fully vested on the date of the grant and have a life of ten years.  The options have an exercise price of $0.28 per share.  The Company valued the stock options using the Black-Scholes option valuation model and incurred a stock-based compensation charge of $11,928.

As of December 31, 2013, the fair value of non-vested options granted prior to 2012 totaled $4,743, which is expected to be expensed over a weighted average period of 3 years.

The expected stock price volatility for the Company’s stock options was determined by the historical volatilities for industry peers and used an average of those volatilities.  The Company attributes the value of stock-based compensation to operations on the straight-line single option method.  Risk free interest rates were obtained from U.S. Treasury rates for the applicable periods. The options have expected lives ranging from 0 to 7 years and contractual lives of 10 years.

The following table summarizes the changes in options outstanding during the years ended December 31, 2013 and 2012:

		Weighted	Aggregate
	Number of	Average	Intrinsic
	Options	Exercise Price	Value
Outstanding at January 1, 2012	12,915,429	$0.47	$--
Granted	6,622,598	0.28	--
Forfeited	(6,839,076)	(0.37)	--

Outstanding at December 31, 2012	12,698,951	$0.38	$--
Granted	25,000	0.28	--
Forfeited	(2,466,666)	$(0.44)	$--

Outstanding at December 31, 2013	10,257,285	$0.32	$--
Exercisable at December 31, 2013	4,624,696	$0.36	$--
Exercisable at December 31, 2012	3,937,147	$0.61	$--

		Weighted
		Average
		Remaining	Average
Number of	Range of	Contractual Life	Exercise	Currently
Options	Exercise Price	(In Years)	Price	Exercisable
10,057,285	$0.28	7.8	$0.28	4,424,696
200,000	$2.00	5.2	$2.00	200,000
10,257,285				4,624,696

Note 13 - Income Taxes

As of December 31, 2013 and 2012, the Company had approximately $11.7 million and $9.9 million, respectively, of U.S. federal and state net operating loss (“NOL”) carryovers available to offset future taxable income. These net operating loss carryovers, if not utilized, begin expiring in the year 2027. In accordance with Section 382 of the Internal Revenue Code, deductibility of the Company’s net operating loss carryover may be subject to an annual limitation in the event of a change of control, as defined by the regulations.

As of December 31, 2013 and 2012, the Company had approximately $9.1 million and $8.4 million, respectively, of Canadian NOLs available to offset future taxable income. These NOLs, if not utilized, begin expiring in 2027.

The domestic and foreign components of income (loss) before income taxes from continuing operations for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
Domestic	$(3,071,691)	$(2,833,103)
Foreign	(683,995)	(703,395)
Loss before Provision for Income Taxes	$(3,755,686)	$(3,536,498)

The income tax provision (benefit) for the years ended December 31, 2013 and 2012 consists of the following:

	2013	2012
Foreign
Current	$--	$--
Deferred	(177,753)	(182,883)
U.S. federal
Current	--	--
Deferred	(691,298)	(958,178)
State and Local
Current	--	--
Deferred	(161,059)	(225,327)
Change in valuation allowance	1,030,110	1,366,388
Income Tax Provision	$--	$--

The reconciliation between the U.S. statutory federal income tax rate and the Company’s effective rate for the years ended December 31, 2013 and 2012 is as follows:

	2013	2012
U.S. federal statutory rate	34.0%	34.0%
Foreign tax rate differential	(2.5)	(2.7)
State income taxes, net of federal benefit	5.5	5.5
Transaction costs	(6.2)	0.0
Other permanent items	(3.4)	1.8
Change in valuation allowance	(27.4)	(38.6)
Effective Rate	0.0%	0.0%

Note 13 - Income Taxes (continued)

As of December 31, 2013 and 2012, the Company’s deferred tax assets consisted of the effects of temporary differences attributable to the following:

	2013	2012
Deferred Tax Asset
U.S. federal and state net operating loss carryovers	$4,950,176	$4,191,794
Canadian net operating loss carryovers	2,371,195	2,193,442
Non-deductible stock compensation	92,995	65,817
Fixed asset depreciation	3,261	--
Accrued compensation	126,735	93,040
Derivative liability	26,174	--
Deferred rent	16,404	--
Total Deferred Tax Asset	7,586,940	6,544,093
Less: valuation allowance	(7,560,766)	(6,530,656)
Deferred Tax Asset, Net of Valuation Allowance	$26,174	$13,437

Deferred Tax Liabilities
Fixed Asset depreciation	$--	$(13,437)
Convertible debt	(26,174)	--
Total deferred tax liabilities	(26,174)	(13,437)
Net Deferred Tax Asset (Liability)	$--	$--

No provision was made for U.S. or foreign taxes on the undistributed earnings of AirPatrol Research as such earnings are considered to be permanently reinvested. Such earnings have been and will continue to be, reinvested, but could become subject to additional tax, if they were remitted as dividends, loaned to the Company, or if the Company should sell its stock in AirPatrol Research. It is not practicable to determine the amount of additional tax, if any, that might be payable on the undistributed foreign earnings.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, Management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the years ended December 31, 2013 and 2012, the change in the valuation allowance was approximately $1,030,110 and $1,366,388.

The Company evaluated the provisions of ASC 740 related to the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. ASC 740 prescribes a comprehensive model for how a company should recognize, present, and disclose uncertain positions that the company has taken or expects to take in its tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the net benefit recognized and measured pursuant to the interpretation are referred to as “unrecognized benefits.” A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise’s potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

If applicable, interest costs related to unrecognized tax benefits are required to be calculated and would be classified as “Other expenses – Interest” in the statements of operation. Penalties would be recognized as a component of “General and administrative.”

No interest or penalties were recorded during the years ended December 31, 2013 and 2012, respectively. As of December 31, 2013 and 2012, no liability for unrecognized tax benefits was required to be reported. The Company does not expect any significant changes in its unrecognized tax benefits in the next year.

The Company files tax returns in U.S. federal and state jurisdictions and is subject to examination by tax authorities beginning with the year ended December 31, 2010. The Company also files tax returns in Canada and is subject to examination by tax authorities beginning with the year ended December 31, 2010.

Note 14 - Fair Value

The Company determines the estimated fair value of amounts presented in these condensed consolidated financial statements using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented in the financial statements are not necessarily indicative of the amounts that could be realized in a current exchange between buyer and seller. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. These fair value estimates were based upon pertinent information available as of December 31, 2013 and 2012. As of those dates, the carrying value of all amounts approximates fair value.

The Company has categorized its assets and liabilities at fair value based upon the following fair value hierarchy:

●	Level 1 -	Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
●	Level 2 -	Inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
●	Level 3 -	Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair measurements requires judgment and considers factors specific to each asset or liability.

Both observable and unobservable inputs may be used to determine the fair value of positions that are classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in historical company data) inputs.

The following are the major categories of assets and liabilities that were measured at fair value during the year ended December 31, 2013 and 2012, using quoted prices in active markets for identical assets (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3):

	Quoted Prices In Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2013
Embedded conversion feature	$--	$--	$74,065	$74,065
Warrant and option liability	--	--	531,146	531,146
December 31, 2013	$--	$--	$605,211	$605,211

	Quoted Prices In Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2012
Embedded conversion feature	$--	$--	$--	$--
Warrant and option liability	--	--	--	--
December 31, 2012	$--	$--	$--	$--

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques, and at least one significant model assumption or input is unobservable. The Company’s Level 3 liabilities consist of derivative liabilities associated with the convertible debt that contains an indeterminable conversion share price and the tainted warrants as the Company cannot determine if it will have sufficient authorized common stock to settle such arrangements.

Note 14 - Fair Value (continued)

Assumptions utilized in the development of Level 3 liabilities as of and during the year ended December 31, 2013 are described in Note 9.

The following table provides a summary of the changes in fair value, including net transfers in and/or out, of all financial assets measured at fair value on a recurring basis using significant unobservable inputs during the year ended December 31, 2013.

	Warrant Liability	Embedded Conversion Feature	Total
Balance - January 1, 2013	$--	$--	$--
Included in debt discount	184,401	22,837	207,238
Change in fair value of derivative liability	346,745	51,228	397,973
Balance – December 31, 2013	$531,146	$74,065	$605,211

The following table provides a summary of the changes in fair value, including net transfers in and/or out, of all financial assets measured at fair value on a recurring basis using significant unobservable inputs during the year ended December 31, 2012.

	Warrant Liability	Embedded Conversion Feature	Total
Balance - January 1, 2012	$--	$2,872	$2,872
Change in fair value of derivative liability	--	(2,872)	(2,872)
Balance - December 31, 2012	$--	$--	$--

Note 15 - Credit Risk and Concentrations

Financial instruments that subject the Company to credit risk consist principally of trade accounts receivable and cash. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits at financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. Cash is also maintained at a foreign financial institution for its majority-owned subsidiary which had a balance of approximately $17,000 as of December 31, 2013. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.

During the year ended December 31, 2013, the Company earned revenues from two customers representing approximately 50% and 16% of gross sales. During the year ended December 31, 2012, the Company earned revenues from one customer representing approximately 45% of gross sales.

As of December 31, 2013, five customers represented approximately 37%, 19%, 15%, 12% and 10% of total gross accounts receivable.  As of December 31, 2012, one customer represented approximately 97% of total gross accounts receivable.

During the year ended December 31, 2013, one vendor represented approximately 87% of total purchases. During the year ended December 31, 2012, two vendors represented approximately 50% and 37% of total purchases.

As of December 31, 2013 and 2012, two vendors represented approximately 60% and 13% of total gross accounts payable. As of December 31, 2012, one vendor represented approximately 69% of total gross accounts payable.

Note 16 - Foreign Operations

The Company’s operations are located primarily in the United States and Canada. Revenues by geographic area are attributed by country of domicile of our subsidiaries. The financial data by geographic area are as follows:

	United
	States	Canada	Eliminations	Total
Year Ended December 31, 2013:
Revenues by geographic area	$1,061,100	$301,500	$-	$1,362,600
Depreciation expense	$44,200	$16,200	$-	$60,400
Operating loss by geographic area	$(2,027,200)	$(673,100)	$-	$(2,700,300)
Net loss by geographic area	$(3,082,700)	$(673,000)	$-	$(3,755,700)

Year Ended December 31, 2012:
Revenues by geographic area	$666,000	$54,000	$-	$720,000
Depreciation expense	$27,000	$14,500	$-	$41,500
Operating loss by geographic area	$(2,483,900)	$(663,000)	$-	$(2,478,400)
Net loss by geographic area	$(2,873,500)	$(663,000)	$-	$(3,536,500)

	United
	States	Canada	Eliminations	Total
As of December 31, 2013:
Fixed assets by geographic area – net	$80,700	$36,000	$-	$116,700
Identifiable assets by geographic area	$6,064,500	$223,200	$(5,372,000)	$915,700

As of December 31, 2012:
Fixed assets by geographic area – net	$48,700	$30,600	$-	$79,300
Identifiable assets by geographic area	$5,812,500	$145,000	$(5,372,000)	$585,500

Note 17 - Commitments and Contingencies

Operating Leases

During 2013, the Company entered into two new lease agreements for its Maryland (US) and Canadian locations. The Maryland lease commenced on January 1, 2014 and expires on December 31, 2018. The lease calls for monthly payments of $13,708 plus common area maintenance fees along with annual increases of 3% during the term of the lease. The lease may be extended for an additional five year period. The lease of the Canadian location commenced on November 1, 2013 and expires on September 30, 2018. The lease requires fixed monthly payments of $7,018 plus common area maintenance fees for the first two years of the agreement. The last three years of the agreement call for fixed monthly payments of $7,558 plus common area maintenance fees totaling approximately $138,250 per year. The leases may be extended for an additional five year period.

The operating leases provide for annual real estate tax and cost of living increases and contain predetermined increases in the rentals payable during the term of the lease.  The aggregate rent expense is recognized on a straight-line basis over the lease term.  The difference between the expense charged to operations in any year and amounts payable under the lease during that year is recorded as deferred rent expense which will reverse over the lease term.

As of December 31, 2013, deferred rent was $41,587. As of December 31, 2012, deferred rent payable was immaterial. Rental expense under the operating leases for the year ended December 31, 2013 and 2012 was $156,197 and $103,884, respectively.

Note 17 - Commitments and Contingencies (continued)

Future minimum payments of the Company’s leases are as follows:

For the years ending December 31,
2014	$285,288
2015	302,824
2016	312,768
2017	318,002
2018	288,832
$1,507,714

401(k) and Profit Sharing Plan

The Company maintains a contributory 401(k) plan and a profit sharing plan.  These plans are for the benefit of all eligible employees, who may have up to 90% of their salary withheld, not to exceed annual statutory limits.  The Company may, in its sole discretion, contribute and allocate to each eligible participant, a percentage of the participant’s elective deferral. The Company did not make any 401(k) plan contributions for the years ended December 31, 2013 and 2012, respectively.

Litigation

The Company is subject to litigation in the ordinary course of business. Management believes that the Company has adequate insurance coverage and accrues loss contingencies for all known matters that are probable and can be reasonably estimated and that the resolution of any such items will not have a material effect upon the Company's financial position or results of operations. As of and during the years ended December 31, 2013 and 2012, the Company has not been involved in any litigation.

Note 18 - Subsequent Events

The Company evaluated all subsequent events from the date of the balance sheet through the date these financial statements are available to be issued. Other than as disclosed elsewhere in these financial statements, there were no events or transactions occurring during the subsequent event reporting period which require recognition or disclosure in the financial statements.

SYSOREX GLOBAL HOLDINGS CORP.

5,768,470 Shares

Common Stock

PROSPECTUS

September 11, 2014